Form 10-K, Exhibit 13
period 2001-12-31
LSB CORP
filed 2002-03-29
CIK 1143848

                                                                      EXHIBIT 13




                                LSB CORPORATION

                                [COVER GRAPHIC]

                               2001 ANNUAL REPORT

                           LETTER TO THE STOCKHOLDERS


LSB Corporation reported net income for the year ended December 31, 2001 of $3,357,000 or $0.74 diluted earnings per share as compared to $4,323,000 or $0.97 diluted earnings per share for the prior year ended 2000. The decrease in net income and earnings per share was attributable to a favorable impact to earnings during the year 2000, including income taxes of $854,000 for the year 2000 compared to $1,953,000 for the year 2001. The favorable outcome of an income tax matter led to a lower effective income tax rate for the Company during 2000. Although the difference in income taxes had the greatest impact on earnings for the year, several other items are worth noting. During the year 2001 net interest income increased, when the banking industry was operating in a declining interest rate environment, by $502,000 or 4% from the year 2000; earnings before income taxes increased in 2001 from 2000 even after the recognition of expenses associated with the establishment of the holding company, and the Company has increased dividends paid to shareholders in each of the past three years to $0.40 per share for the year 2001, a 54% increase from $0.26 per share in 2000, which in turn was a 73% increase from $0.15 per share in 1999.

Net interest income increased to $13,181,000 in 2001 from $12,679,000 in 2000. The Company's net interest margin on average earning assets decreased slightly to 3.21% in 2001 from 3.22% in 2000. Lower interest expense on FHLB advances and other borrowed funds and higher average loan balances helped net interest income increase despite declining yields on interest earning assets during 2001. The Company increased the average loan portfolio by $26,940,000 to $230,618,000 in 2001 from $203,678,000 in 2000, a 13% increase.

The Company continued to maintain a low level of risk assets during the past several years. Non-performing loans were $951,000 at December 31, 2001 and $10,000 at December 31, 2000. Risk assets as a percentage of total assets has remained below 1.00% for the last six years and is currently at 0.22% and 0.01% for December 31, 2001 and 2000, respectively.

Provisions for loan losses were $175,000 and $250,000 for the years ended December 31, 2001 and 2000, respectively. The Company continues to look for quality assets as it grows the loan portfolio with construction, commercial real estate and commercial business loan types. The Company has not acquired property through foreclosure in the past four years.

Non-interest income increased to $1,426,000 for the year 2001 compared to $1,124,000 during 2000. This increase was primarily due to gains on sales of mortgage loans of $249,000 and $47,000 in 2001 and 2002, respectively. Increases in other accounts such as deposit account fees also contributed to the increase in non-interest income.

Non-interest expense totaled $9,122,000 and $8,376,000 for the years ended December 31, 2001 and 2000, respectively. A major part of this increase was attributed to the reorganization of Lawrence Savings Bank into a holding company form effective on July 1, 2001. Professional expenses, which includes legal expenses, increased to $671,000 in 2001, up from $496,000 in 2000. Shareholder expense also increased due to the reorganization.

Total assets increased to $438,267,000 at December 31, 2001 from $413,090,000 at December 31, 2000. The increase in asset size during 2001 is primarily attributed to both loan growth of $14,352,000 and a $22,935,000 increase in the investment securities portfolio funded by Federal Funds and borrowed funds. Gross loans at December 31, 2001 were $236,397,000 up 6% from $222,045,000 at
December 31, 2000. The allowance for loan losses was $4,070,000 at December 31, 2001 and $3,685,000 at December 31, 2000.

                           LETTER TO THE STOCKHOLDERS
                                   (CONTINUED)


Total deposits at December 31, 2001 were $268,450,000 down, from $270,548,000 at December 31, 2000. The decrease in deposits was primarily due to a decrease in certificates of deposit accounts partially offset by increases in both savings and money market accounts.

The Company exceeds all regulatory minimum capital ratio requirements as defined by the FDIC. The leverage ratio was 11.46% and 11.71% at December 31, 2001 and December 31, 2000, respectively.

The financial highlights show that over the past five years the Company has continued to grow the loan portfolio. The Company's loan balances show the most growth in commercial real estate, construction and commercial business loan types. Management continues to concentrate on asset quality and improving net interest margin to enhance the Company's earnings.

The Company's 24 hour e-branch at LawrenceSavings.com continues to provide a convenient and useful delivery system of banking products to our customers. Customers can do their banking anytime, anywhere, using our website. During the coming year, our Board of Directors, management and staff will continue to work to further improve the earnings of the Company and shareholder value.



/s/ Paul A. Miller
-----------------------------------------
    Paul A. Miller
    President and Chief Executive Officer
    LSB Corporation

                          FINANCIAL TABLE OF CONTENTS


4       FINANCIAL HIGHLIGHTS

5       MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS

16      REPORT OF MANAGEMENT RESPONSIBILITY

17      INDEPENDENT AUDITORS' REPORT

18      CONSOLIDATED BALANCE SHEETS

19      CONSOLIDATED STATEMENTS OF
        OPERATIONS

20      CONSOLIDATED STATEMENTS OF CHANGES IN
        STOCKHOLDERS' EQUITY

21      CONSOLIDATED STATEMENTS OF
        CASH FLOWS

22      NOTES TO CONSOLIDATED FINANCIAL
        STATEMENTS

37      STOCKHOLDER INFORMATION

                              FINANCIAL HIGHLIGHTS


--------------------------------------------------------------------------------------------------------------------
December 31,                                          2001          2000          1999          1998           1997
--------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands, Except Per Share Data)
BALANCE SHEET DATA:
Total assets                                     $ 438,267     $ 413,090     $ 404,172     $ 340,041      $ 360,845
Loans, gross                                       236,397       222,045       198,098       197,110        164,500
Allowance for loan losses                            4,070         3,685         3,381         3,272          3,144
Other real estate owned                                 22            32           519           556            809
Federal funds sold                                   5,705        15,427            --         5,629             --
U.S. Treasury, Government
agency and Corporate obligations                   160,337       125,542       151,358        87,006        153,421
Municipal obligations                                2,062            60           113         1,265             --
Other securities                                    11,369        25,231        26,301        25,216         23,685
Deposits                                           268,450       270,548       246,040       253,501        254,462
Borrowed funds                                     111,099        86,161       104,167        34,214         63,396
Equity                                              54,092        52,313        48,408        46,713         37,610

Year Ended December 31,                               2001          2000          1999          1998           1997
--------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Interest income                                  $  28,792     $  29,037     $  26,097     $  25,060      $  25,416
Interest expense                                    15,611        16,358        13,183        13,257         14,288
                                                 ---------     ---------     ---------     ---------      ---------
Net interest income                                 13,181     $  12,679        12,914        11,803         11,128
Provision (credit) for loan losses                     175           250            75           450           (300)
Non-interest income                                  1,426         1,124           844         1,380          1,451
Non-interest expense                                 9,122         8,376         9,347         8,725          7,767
                                                 ---------     ---------     ---------     ---------      ---------
Income before income taxes                           5,310         5,177         4,336         4,008          5,112
Income tax expense (benefit)                         1,953           854         1,582        (4,800)        (3,000)
                                                 ---------     ---------     ---------     ---------      ---------
Net income                                       $   3,357     $   4,323     $   2,754     $   8,808      $   8,112
====================================================================================================================
Basic earnings per share                         $     .77     $     .99     $     .63     $    2.04      $    1.90
Diluted earnings per share                       $     .74     $     .97     $     .61     $    1.95      $    1.82
====================================================================================================================

OTHER DATA:
Interest rate spread                                  2.64%         2.66%         3.05%         2.97%          2.77%
Net interest margin on average earning
  assets                                              3.21          3.22          3.55          3.54           3.26
Return on average assets (net income /
  average assets)                                     0.79          1.05          0.72          2.52           2.31
Return on average equity (net income /
  average stockholders' equity)                       6.35          8.72          5.77         21.09          25.64
Dividend payout ratio (dividends declared per
  share divided by net income per share)             51.95         26.26         23.81            --             --
Cash dividends declared and paid per
  common share                                   $    0.40     $    0.26     $    0.15     $      --      $      --
Average stockholders' equity to average
  assets ratio                                       12.39%        12.06%        12.47%        11.96%          9.00%

--------------------------------------------------------------------------------------------------------------------
Book value per share at year end                 $   12.35     $   11.99     $   11.11     $   10.78      $    8.77
--------------------------------------------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS


FORWARD-LOOKING STATEMENTS AND FACTORS WHICH MAY AFFECT FUTURE RESULTS

This Annual Report contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 as amended) that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of LSB Corporation (the "Corporation" or the "Company"). Also, when verbs in the present tense such as "believes," "expects," "anticipates," "continues," "attempts" or similar expressions are used, forward-looking statements are being made. Stockholders should note that many factors, some of which are discussed elsewhere in this document and in the documents which we incorporate by reference, could affect the future financial results of the Corporation and could cause results to differ materially from those expressed in or incorporated by reference in this document. Those factors include fluctuations in interest rates, inflation, government regulations and economic conditions and competition in the geographic and business areas in which the Corporation conducts its operations. As a result of such risks and uncertainties, the Corporation's actual results may differ materially from such forward-looking statements. The Corporation does not undertake, and specifically disclaims any obligation to publicly release revisions to any such forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

SUMMARY

The Corporation is a one bank-holding company principally conducting business through Lawrence Savings Bank (the "Bank"). The Corporation became the holding company for the Bank on July 1, 2001 pursuant to a plan of reorganization in which each share of Bank common stock then outstanding (and accompanying preferred stock purchase rights) was converted into and exchanged for one share of the Corporation's common stock (and accompanying preferred stock purchase rights). The Corporation's common stock is currently traded on the Nasdaq Stock Market under the symbol "LSBX". Prices of the common stock are reported in the Wall Street Journal as "LSB Corp".

The Bank was established as a Massachusetts savings bank in 1868; the Bank converted from mutual to stock form on May 9, 1986. Prior to July 1, 2001, the Bank's common stock traded on the Nasdaq Stock Market under the symbol "LSBX". Prices of the Bank's common stock were reported in the Wall Street Journal as "LawrenceSvg".

The Corporation is subject to regulation and supervision by the Board of Governors of the Federal Reserve Bank ("FRB"), and Massachusetts Division of Banks. The Bank is subject to supervision and regulation of, and periodic examination by, the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks.

The Bank has four wholly-owned subsidiaries at December 31, 2001. Shawsheen Security Corporation and Shawsheen Security Corporation II engage exclusively in buying, selling, dealing in and holding securities for their own accounts. Pemberton Corporation and Spruce Wood Realty Trust, respectively, hold foreclosed real estate and real estate used in the ordinary course of the Bank's business.

The Bank offers various financial products to the general public. These products include loans for residential real estate, commercial real estate, construction, consumer and commercial businesses. The Bank offers various deposit accounts including savings, checking, money market, certificates of deposit and individual retirement accounts. The Bank invests a portion of its funds in federal funds and investment securities.

The principal source of funds for the Corporation is dividends from its Bank subsidiary.

The principal sources of funds for the Bank's lending and investment activities are deposits, loan payments and prepayments, investment securities payments and maturities, advances from the Federal Home Loan Bank, federal funds purchased and securities sold under agreements to repurchase.

MARKET AREA

The Bank's primary market area is the Merrimack Valley of Massachusetts and southern New Hampshire. The Bank has five banking offices in the communities of Andover, Lawrence, Methuen (2), and North Andover, Massachusetts.

LENDING ACTIVITIES

The Bank's loan portfolio consists of commercial real estate, commercial business, construction, residential mortgage, home equity and consumer loans. The Bank has been aggressive in seeking loans from creditworthy customers while competition on both pricing and underwriting terms have been strong in the Bank's market area. Gross loans at December 31, 2001 were $236.4 million, up from $222.0 million at December 31, 2000.

COMMERCIAL REAL ESTATE. The Bank originates loans secured by real estate other than 1-4 family residential properties. These loans are generally secured by various types of commercial real estate including income properties, commercial facilities (including retail, manufacturing, office and office condominiums) and small businesses. The interest rates on these loans are fixed or variable. The interest rates are based on a margin over the Treasury note rate or another index (such as the Prime Rate as published in the Wall Street Journal ) for a similar term. The margin is determined by the Bank based on the creditworthiness of the borrower, relationship profitability and competitive factors.

COMMERCIAL BUSINESS. The Bank originates loans secured by business assets which are not real estate. These loans are based on the creditworthiness, security offered and future cash flows of the borrower. The Bank has "Preferred Lender" status from the U.S. Small Business Administration ("SBA"). The interest rates on the loans are fixed or variable in nature. The rates are primarily based on a margin over the Prime Rate as published in the Wall Street Journal or the Base Rate determined by the Bank. The margin is determined based on the creditworthiness of the borrower, security offered and competitive factors.

CONSTRUCTION. These loans are generally short-term in nature and are for land development, construction of residential homes built on speculation, construction of homes for homeowners with permanent financing, and for construction of commercial facilities (including retail, manufacturing and office space). These loans are generally priced to yield the Wall Street Journal Prime Rate plus a margin. Construction loans may involve additional risk due to uncertainty of estimated cost of completion of a project, or ultimate sale of the property to an end buyer. The Bank attempts to reduce these risks by lending to contractors with pre-arranged buyers or having financing commitments upon completion, or to businesses that are expanding and will occupy the completed project.

RESIDENTIAL MORTGAGES. The Bank originates fixed and adjustable rate residential mortgage loans which are underwritten to be eligible for sale in the secondary market. These loans are secured primarily by owner occupied 1-4 family primary residential properties. Adjustable

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                            OF OPERATIONS (CONTINUED)


rate mortgage loans are generally held by the Bank in the loan portfolio as a means to manage interest rate risk. Fixed rate mortgages are sold into the secondary market unless management believes they represent a good long-term asset based on various factors such as loan-to-value ratios, interest rates and management's expectations of a loan's duration.

SECONDARY MORTGAGE MARKET. The Bank is an approved seller and servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Massachusetts Housing Finance Agency ("MHFA"). Sales of mortgage loans may be made at a premium or discount resulting in gains or losses on the transaction. Based on the structure of the sale, loans sold in the secondary market provide the Bank with service fee income over the life of the loan.

HOME EQUITY. The Bank makes second mortgage and home equity loans. Home equity loans can be accessed by the borrower by an account established with the Bank. These loans carry interest rates that are either fixed or variable based on the Prime Rate published in the Wall Street Journal plus or minus a margin above or below this rate depending on the particular product selected by the borrower.

CONSUMER. The Bank offers a variety of consumer loan products including overdraft lines of credit, collateral loans, and secured and unsecured personal loans. These loans are generally fixed rate in nature. The Bank adjusts these interest rates from time-to-time based on competitive factors in the marketplace.

DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS.

Deposits and borrowings are the primary source of funds for funding loans and purchasing investment securities. The mix of deposits and borrowings is dependent on many factors, such as loan demand, competition, the economy, interest rates, and capital resources. Deposits are obtained from the general public through the Bank's branch offices by additions to various deposit accounts, including checking, savings, money market, certificates of deposit and individual retirement accounts. The interest rates on these accounts generally are competitive with other local financial institutions. The Bank's core deposit products (savings, checking and money market accounts) allow customers more flexibility and access and generally earn lower interest rates than other types of accounts due to the Bank's operating costs to service these accounts. Certificates of deposit provide customers with higher interest rates, but less flexibility and access to deposits. Increasing and decreasing interest rates on certificates of deposit allows the Bank to adjust its sources of funds while providing a competitive interest rate. In addition to deposit accounts, other sources of funds include advances from the Federal Home Loan Bank of Boston ("FHLB"), federal funds purchased and securities sold under agreements to repurchase.

The Bank is a member of the FHLB. As a member, the Bank is required to hold FHLB stock equal to at least 1% of residential mortgage loans or 5% of outstanding FHLB advances, whichever is higher. All FHLB advances are secured by a blanket lien on the Bank's qualifying collateral. These FHLB advances may be used to fund loans and investment securities or meet other cash needs of the Bank. The terms of FHLB advances can be short or long-term with interest rates based on U.S. Treasury obligations with similar maturities.

COMPETITION.

The Bank competes with local, regional and national financial service providers in its lending and deposit activities. The Bank competes in the local market against other local and branch offices of regional financial institutions such as banks, thrifts and credit unions. In addition, less regulated national companies such as mortgage companies, securities brokerage firms, insurance companies and mutual funds offer services competitive with those of the Bank. Bank mergers and recent legislation permitting interstate and cross-industry expansion may increase competition. The Bank competes on the basis of interest rates, deposit and loan terms, fees, office location, product and service arrays, customer convenience and technological advantages. Competition in the Bank's deposit taking and lending activities is affected by movements in interest rates, national and local market developments, economic trends and the Bank's ability to adjust to change.

SUPERVISION AND REGULATION.

The Corporation is subject to regulation and supervision by the FRB pursuant to the Bank Holding Company Act of 1956, as amended, and files with the FRB an annual report and such additional reports as the FRB may require. The Corporation is also subject to the jurisdiction of the Massachusetts Division of Banks. As a bank holding company, the Company's activities are limited to the business of banking and activities closely related or incidental to banking. The Corporation may not directly or indirectly acquire the ownership or control of more than five percent of any class of voting shares or substantially all of the assets of any company that is not engaged in activities closely related to banking and also generally must provide notice to or obtain approval of the FRB in connection with any such acquisition. The Bank is a state-chartered savings bank subject to the regulations and supervisory authority of, and periodic examinations by, both the FDIC and the Massachusetts Division of Banks. These examinations test the Bank's safety and soundness and compliance with various statutory and regulatory requirements. The Bank is subject to federal and state taxation authorities. The Bank is subject to certain reserve and reporting requirements as a non-member bank of the Federal Reserve System. Federal and state bank regulatory agencies have authority to issue cease and desist orders, assess civil money penalties, remove officers and directors, issue capital directives and impose prompt corrective action restrictions or requirements to address safety and soundness and compliance issues of the Bank. In addition, the Bank must obtain prior regulatory approvals to undertake certain banking transactions and initiatives, including establishment, relocation or termination of a banking office, and merger or acquisition transactions with other banks or non-banking entities. The supervision and regulation of the Bank are intended primarily for the protection of depositors and non-business borrowers.

The results of examinations provide regulators with a means of measuring and assessing each institution and taking prompt corrective actions to address any safety and soundness or compliance issues.

USA PATRIOT ACT. On October 26, 2001, President Bush signed into law the "Uniting and Strengthening America by providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001" (or USA Patriot Act). Title III of the USA Patriot Act, known as "The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" (the Act) is intended to make it more difficult for terrorists to launder money in the United States. In addition, the Act also makes it easier for law enforcement and regulatory officials to share information and identify illegal money laundering activity.

Section 326 of the Act requires the Secretary of the Treasury to promulgate regulations effective no later than October 25, 2002 that would substantially increase the identification and verification requirements for customers of financial institutions. The regulations may require, at a minimum, financial institutions to develop procedures for verifying the identity of a person opening an account, maintaining records of such information, and, consulting lists of suspected terrorists "to determine whether a person seeking to open an account appears on any such list."

In addition, under Section 311 of the Act the Secretary of the Treasury may require, by regulation or by order, that financial institutions take certain "special measures" for all institutions, accounts or transactions that the Secretary deems to be a "primary money laundering concern." Most significant among these are requirements to maintain records and report information which identify the participants in a transaction involving a primary money laundering concern (also known as "know your customer"), and to maintain information relative to the beneficiary of such a transaction.

Section 352 of the Act amends the Bank Secrecy Act to require all financial institutions to establish anti-money laundering programs. These must include, at a minimum: "(A) the development of internal policies, procedures, and controls;
(B) the designation of a compliance officer; (C) an ongoing employee training program; and (D) an independent audit function to test programs." The Secretary of the Treasury may prescribe minimum standards for such programs effective April 24, 2002.

Under Section 314 of the USA Patriot Act, the Secretary of the Treasury must promulgate regulations by February 23, 2002 to encourage cooperation among financial institutions, their regulators, and law enforcement officials. The purpose is to help provide financial institutions with information regarding suspected terrorist or money laundering activity. The regulations may require each financial institution to designate one or more individuals to receive such information and may establish procedures for the protection of such information.

RESULTS OF OPERATIONS.

The Company's net earnings amounted to $3.4 million during 2001, $4.3 million during 2000 and $2.8 million during 1999. The Company's earnings decreased by 22% or $966 thousand in 2001 impacted by an increase in income taxes coupled with a rise in non-interest expenses, offset by increases in net interest income, non-interest income and a reduction in the provision for loan losses. During 2000, net earnings increased by 57% or $1.6 million from 1999 due to several factors having a favorable impact on earnings including an increase in non-interest income and decreases in non-interest expense and provisions for income taxes.

The Company's net interest income, which is the difference between interest earned on assets and interest paid on liabilities, totaled $13.2 million in 2001, $12.7 million in 2000 and $12.9 million in 1999. The increase in 2001 versus 2000 resulted from average earning assets growing faster than interest bearing liabilities. The slight decrease in net interest income in 2000 from 1999 is due to higher funding costs due to rising interest rates. The Company's net interest margin remained flat in 2001 and 2000 at 3.21% and 3.22%, respectively, versus an increase in 1999 to 3.55%. The decrease in 2001 resulted primarily from lower average rates earned on interest earning assets. The decrease in the net interest margin during 2000 was primarily due to higher average rates paid on interest bearing liabilities.

The provision for loan losses was a charge of $175 thousand in 2001, $250 thousand in 2000 and $75 thousand in 1999. The provision for loan losses was made to maintain an appropriate allowance for loan losses.

Non-interest income amounted to $1.4 million, $1.1 million and $894 thousand in 2001, 2000 and 1999, respectively. The increase in 2001 and 2000 was primarily due to gains on sales of mortgage loans of $249 thousand and $47 thousand, respectively, compared to losses on sales of mortgage loans of $205 thousand in 1999.

Non-interest expense totaled $9.1 million in 2001, $8.4 million in 2000 and $9.3 million in 1999. Expenses attributable to the establishment of the holding company totaled $188 thousand in 2001 of which $107 thousand were professional fees. Professional expenses increased during 2001 to $671 thousand and decreased to $496 thousand in 2000 from $1.4 million in 1999.

The Company recognized an income tax expense of $2.0 million in 2001, $854 thousand in 2000 and $1.6 million in 1999. The lower provision for taxes in 2000 as compared with 2001 resulted from a favorable outcome of an income tax matter that led to a lower effective income tax rate for the year 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                            OF OPERATIONS (CONTINUED)


AVERAGE BALANCES, NET INTEREST INCOME AND AVERAGE INTEREST RATES

The table below presents the Company's average balance sheet, net interest income and average interest rates for the years ended December 31. Average real estate, commercial business, and consumer loans include non-performing loans.

                                                                 2001                                     2000
                                               --------------------------------------   --------------------------------------
                                                                            AVERAGE                                  Average
                                                 AVERAGE                    INTEREST      Average                    Interest
                                                 BALANCE       INTEREST       RATE        Balance       Interest       Rate
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
ASSETS
Loans:
Residential                                    $    97,982   $     7,123         7.27%  $    92,547   $     6,875         7.43%
Commercial                                         112,021         9,577         8.55        93,683         8,644         9.23
Commercial business                                 19,379         1,490         7.69        16,111         1,512         9.38
Consumer                                             1,236           105         8.50         1,337           108         8.08
                                               -----------   -----------                -----------   -----------
Total loans                                        230,618        18,295         7.93       203,678        17,139         8.41
                                               -----------   -----------                -----------   -----------

Investment securities:
U.S. Treasury and Government
Agency obligations                                  67,293         4,189         6.23        94,353         5,640         5.98
Other bonds and equity securities                   76,789         4,237         5.52        61,421         4,039         6.58
Mortgage-backed securities                          26,290         1,618         6.15        32,423         2,077         6.41
Short-term investments                              10,236           453         4.43         2,334           142         6.08
                                               -----------   -----------                -----------   -----------
Total investment securities                        180,608        10,497         5.81       190,531        11,898         6.24
                                               -----------   -----------                -----------   -----------

Total interest earning assets                      411,226        28,792         7.00%      394,209        29,037         7.37%
                                                             -----------  -----------                 -----------  -----------

Allowance for loan losses                           (3,864)                                  (3,491)
Cash and due from banks                              5,950                                    5,124
Other real estate owned                                 28                                      189
Other assets                                        13,432                                   15,338
                                               -----------                              -----------
Total assets                                   $   426,772                              $   411,369
===============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Regular savings accounts                       $    40,938   $       720         1.76%  $    39,045   $       770         1.97%
NOW and Super NOW accounts                          31,187           155         0.50        27,084           142         0.52
Money market accounts                               54,266         1,664         3.07        48,199         1,935         4.01
Certificates of deposit                            136,952         7,390         5.40       130,976         7,083         5.41
                                               -----------   -----------                -----------   -----------
Total interest bearing deposits                    263,343         9,929         3.77       245,304         9,930         4.05
Borrowed funds                                      95,089         5,682         5.98       101,913         6,428         6.31
                                               -----------   -----------                -----------   -----------
Total interest bearing liabilities                 358,432        15,611         4.36%      347,217        16,358         4.71%
                                               -----------   -----------  -----------   -----------   -----------  -----------
Non-interest bearing deposits                       12,015                                    9,877
Other liabilities                                    3,469                                    4,672
                                               -----------                              -----------
Total liabilities                                  373,916                                  361,766
Stockholders' equity                                52,856                                   49,603
                                               -----------                              -----------
Total liabilities and stockholders' equity     $   426,772                              $   411,369
===============================================================================================================================
Net interest rate spread                                                         2.64%                                    2.66%
===============================================================================================================================
Net interest income                                          $    13,181                              $    12,679
===============================================================================================================================
Net interest margin on average earning assets                                    3.21%                                    3.22%
===============================================================================================================================

                                                                 1999
                                               --------------------------------------
                                                                            Average
                                                 Average                    Interest
                                                 Balance       Interest       Rate
--------------------------------------------------------------------------------------
(Dollars in Thousands)
ASSETS
Loans:
Residential                                    $    98,777   $     7,183         7.27%
Commercial                                          84,592         7,597         8.98
Commercial business                                 11,995         1,071         8.93
Consumer                                             1,534           122         7.95
                                               -----------   -----------
Total loans                                        196,898        15,973         8.11
                                               -----------   -----------

Investment securities:
U.S. Treasury and Government
Agency obligations                                  82,972         4,997         6.02
Other bonds and equity securities                   45,769         2,782         6.08
Mortgage-backed securities                          36,021         2,249         6.24
Short-term investments                               1,812            96         5.30
                                               -----------   -----------
Total investment securities                        166,574        10,124         6.08
                                               -----------   -----------

Total interest earning assets                      363,472        26,097         7.18%
                                                             -----------  -----------

Allowance for loan losses                           (3,393)
Cash and due from banks                              4,923
Other real estate owned                                537
Other assets                                        16,875
                                               -----------
Total assets                                   $   382,414
======================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Regular savings accounts                       $    39,385   $       772         1.96%
NOW and Super NOW accounts                          25,000           131         0.52
Money market accounts                               43,838         1,424         3.25
Certificates of deposit                            131,385         6,548         4.98
                                               -----------   -----------
Total interest bearing deposits                    239,608         8,875         3.70
Borrowed funds                                      79,379         4,308         5.43
                                               -----------   -----------
Total interest bearing liabilities                 318,987        13,183         4.13%
                                               -----------   -----------  -----------
Non-interest bearing deposits                       10,719
Other liabilities                                    5,017
                                               -----------
Total liabilities                                  334,723
Stockholders' equity                                47,691
                                               -----------
Total liabilities and stockholders' equity     $   382,414
======================================================================================
Net interest rate spread                                                         3.05%
======================================================================================
Net interest income                                          $    12,914
======================================================================================
Net interest margin on average earning assets                                    3.55%
======================================================================================

RATE-VOLUME ANALYSIS

The effect on net interest income of changes in interest rates and in the amounts of interest earning assets and interest bearing liabilities is shown in the following table. Information is provided on changes for the years indicated and is attributable to (i) changes in volume (change in average balance multiplied by prior year rate), (ii) changes in interest rate (change in rate multiplied by prior year average balance) and (iii) the combined effects of changes in interest rates and volume (change in rate multiplied by change in average balance).

                                                                  2001 VS. 2000
                                                   --------------------------------------------
                                                    TOTAL                               RATE/
                                                    CHANGE      VOLUME       RATE       VOLUME
-----------------------------------------------------------------------------------------------
(In Thousands)
INTEREST INCOME:
Loans:
Residential                                        $   248     $   404     $  (147)    $    (9)
Commercial                                             933       1,692        (635)       (124)
Commercial business                                    (22)        307        (273)        (56)
Consumer                                                (3)         (8)          6          (1)
                                                   -------     -------     -------     -------
Total loans                                          1,156       2,395      (1,049)       (190)
                                                   -------     -------     -------     -------

Investment securities:
U.S. Treasury and Government Agency obligations     (1,451)     (1,618)        233         (66)
Other bonds and equity securities                      198       1,011        (650)       (163)
Mortgage-backed securities                            (459)       (393)        (82)         16
Short-term investments                                 311         481         (39)       (131)
                                                   -------     -------     -------     -------
Total investments                                   (1,401)       (519)       (538)       (344)
                                                   -------     -------     -------     -------
Total interest income                                 (245)      1,876      (1,587)       (534)
                                                   -------     -------     -------     -------

INTEREST EXPENSE:
Deposits:
Regular savings accounts                               (50)         37         (83)         (4)
NOW and Super NOW accounts                              13          22          (7)         (2)
Money market accounts                                 (271)        244        (457)        (58)
Certificates of deposit                                307         323         (15)         (1)
                                                   -------     -------     -------     -------
Total interest bearing deposits                         (1)        626        (562)        (65)
Borrowed funds                                        (746)       (430)       (338)         22
                                                   -------     -------     -------     -------
Total interest expense                                (747)        196        (900)        (43)
                                                   -------     -------     -------     -------
Net interest income                                $   502     $ 1,680     $  (687)    $  (491)
===============================================================================================

                                                                  2000 vs. 1999
                                                   --------------------------------------------
                                                    Total                               Rate/
                                                    Change      Volume       Rate       Volume
-----------------------------------------------------------------------------------------------
(In Thousands)
INTEREST INCOME:
Loans:
Residential                                        $  (308)    $  (453)    $   155     $   (10)
Commercial                                           1,047         816         208          23
Commercial business                                    441         368          55          18
Consumer                                               (14)        (16)          2          --
                                                   -------     -------     -------     -------
Total loans                                          1,166         715         420          31
                                                   -------     -------     -------     -------

Investment securities:
U.S. Treasury and Government Agency obligations        643         685         (37)         (5)
Other bonds and equity securities                    1,257         951         228          78
Mortgage-backed securities                            (172)       (225)         58          (5)
Short-term investments                                  46          28          14           4
                                                   -------     -------     -------     -------
Total investments                                    1,774       1,439         263          72
                                                   -------     -------     -------     -------
Total interest income                                2,940       2,154         683         103
                                                   -------     -------     -------     -------

INTEREST EXPENSE:
Deposits:
Regular savings accounts                                (2)         (7)          5          --
NOW and Super NOW accounts                              11          11          --          --
Money market accounts                                  511         142         336          33
Certificates of deposit                                535         (20)        557          (2)
                                                   -------     -------     -------     -------
Total interest bearing deposits                      1,055         126         898          31
Borrowed funds                                       2,120       1,223         699         198
                                                   -------     -------     -------     -------
Total interest expense                               3,175       1,349       1,597         229
                                                   -------     -------     -------     -------
Net interest income                                $  (235)    $   805     $  (914)    $  (126)
===============================================================================================

                               Net interest income

                                  [BAR CHART]

               1997       1998       1999      2000      2001
              $11.1M     $11.8M     $12.9M    $12.7M    $13.2M


NET INTEREST INCOME

Net interest income is the difference between the interest income earned on earning assets and the interest expense paid on interest bearing liabilities. Interest income and interest expense are affected by changes in earning assets and interest bearing liabilities balances in addition to changes in interest rates.

The Company's net interest income was $13.2 million in 2001, $12.7 million in 2000 and $12.9 million in 1999. Interest income from earning assets was $28.8 million, $29.0 million, and $26.1 million in 2001, 2000 and 1999, respectively. The increase in interest income during 2001 versus 2000 resulted from loan growth funded by an increase in deposits. The increase in interest income in 2000 from 1999 was due to loan growth and the purchase of investment securities funded by an increase in deposits and borrowed funds.

Interest expense on interest bearing deposits was $9.9 million in both 2001 and 2000 compared to $8.9 million in 1999. Average deposit balances increased in both 2001 and 2000 from 1999 with the largest increase in the money market category in both years; however, interest expense on total deposits remained flat resulting from a decrease in the rate paid on that deposit category in 2001. Average rates paid on money market accounts decreased to 3.07% in 2001 from 4.01% in 2000 which resulted in $271 thousand decrease in interest expense.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                            OF OPERATIONS (CONTINUED)


Average rates paid on certificates of deposit remained stable at 5.40% in 2001 and 5.41% in 2000 from 4.98% in 1999; however, average balances of certificates of deposit increased $6.0 million causing interest expense to also rise $307 thousand. Interest expense on borrowed funds decreased to $5.7 million in 2001 compared to an increase to $6.4 million in 2000 from $4.3 million in 1999. The decrease of $746 thousand in 2001 resulted from a decrease in average balances coupled with a decrease in the rate paid. The increase of $2.1 million in interest expense in 2000 was due to higher average balances and to higher average rates paid on borrowings. Interest expense on total interest bearing liabilities totaled $15.6 million, $16.4 million and $13.2 million during 2001, 2000 and 1999, respectively.

The average yield on earning assets in 2001 was down 37 basis points at 7.00% from 7.37% in 2000 which was an increase of 19 basis points from 7.18% in 1999. The average rate paid on interest bearing liabilities in 2001 was 4.36%, a decrease of 35 basis points from 4.71% in 2000 and was 4.13% in 1999. The net interest rate spread in 2001 was 2.64% down 2 basis points from 2.66% in 2000 which was a decrease of 39 basis points from 3.05% in 1999. The decrease in 2001 was due to interest rates on earning assets falling before interest rates on earning liabilities.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained through the provision for loan losses which is a charge to operations. The allowance balance reflects management's assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company's regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of each year. The Company considers the year end 2001 level of the allowance for loan losses to be appropriate. The allowance as a percentage of total loans was 1.7% at December 31, 2001, 2000 and 1999. See Note 1 to the financial statements for further details on establishing the allowance for loan losses.

"Impaired loans" are commercial, commercial real estate and individually significant residential mortgage and consumer loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are not the same as "non-accrual loans," although the two categories overlap. Non-accrual loans include impaired loans and are those on which the accrual of interest is discontinued when principal or interest has become contractually past due 90 days. The Company may choose to place a loan on non-accrual status due to payment delinquency or the uncertainty of collectibility, while not classifying the loan as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant residential mortgage or consumer loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is based on the fair value of the collateral.

The provision for loan losses for the years 2001, 2000 and 1999 was a charge of $175 thousand, $250 thousand and $75 thousand, respectively. The Company had net recoveries of $210 thousand in 2001, $54 thousand in 2000, and $34 thousand in 1999.

The following table summarizes changes in the allowance for loan losses for the years ended December 31:

                                                                         2001         2000         1999         1998         1997
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Balance at beginning of year                                          $ 3,685      $ 3,381      $ 3,272      $ 3,144      $ 3,633
Charge-offs by loan type:
  Residential mortgage                                                     --           --          (17)        (224)        (150)
  Commercial                                                               (3)          --           --           --           (1)
  Commercial real estate                                                   --          (27)          --         (215)        (483)
  Consumer                                                                 --           (1)          --          (16)         (25)
                                                                      -------      -------      -------      -------      -------
Total charge-offs                                                          (3)         (28)         (17)        (455)        (659)
                                                                      -------      -------      -------      -------      -------
Recoveries by loan type:
  Residential mortgage                                                      2            6           28           10           33
  Commercial                                                               --            5            3           60           59
  Commercial real estate                                                  201           62           13           49          370
  Consumer                                                                 10            9            7           14            8
                                                                      -------      -------      -------      -------      -------
Total recoveries                                                          213           82           51          133          470
                                                                      -------      -------      -------      -------      -------
Net recoveries (charge-offs)                                              210           54           34         (322)        (189)
Provision (credit) for loan losses                                        175          250           75          450         (300)
                                                                      -------      -------      -------      -------      -------
Ending balance                                                        $ 4,070      $ 3,685      $ 3,381      $ 3,272      $ 3,144
===================================================================================================================================
Ratio of net recoveries (charge-offs) to average loans outstanding
  during the period                                                      0.09%        0.03%        0.02%       (0.18)%      (0.12)%
===================================================================================================================================

The following table sets forth the breakdown of the allowance for loan losses by loan category for the years ended December 31. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                      2001                2000                1999                1998                1997
---------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                   PERCENT             Percent             Percent             Percent             Percent
                                         OF LOANS            of loans            of loans            of loans            of loans
                                         IN EACH             in each             in each             in each             in each
                                         CATEGORY            category            category            category            category
                                         TO TOTAL            to Total            to Total            to Total            to Total
                               AMOUNT     LOANS    Amount     Loans    Amount     Loans    Amount     Loans    Amount     Loans
                               ------     -----    ------     -----    ------     -----    ------     -----    ------     -----
Construction, commercial and
  commercial real estate       $3,251      58.9%   $2,711      57.1%   $1,933      52.3%   $1,787      48.4%   $1,715      48.5%
Residential mortgage
  and home equity                 397      40.7       436      42.3       526      46.8       634      50.8       830      50.3
Consumer                           41       0.4        49       0.6        55       0.9        55       0.8        65       1.2
Unallocated                       381       N/A       489       N/A       867       N/A       796       N/A       534       N/A
                               ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
                               $4,070     100.0%   $3,685     100.0%   $3,381     100.0%   $3,272     100.0%   $3,144     100.0%
=================================================================================================================================

In determining the adequacy of the allowance for loan losses, the Company aggregates the estimated credit loss on individual loans, pools of loans and other pools of risk having geographic, industry or other common exposures where inherent losses are identified or anticipated.

All loans classified as "Substandard" or "Doubtful" are evaluated for collectibility and an allocation is made based on an assessment of the net realizable value of any collateral.

The Company categorizes each commercial loan into different pools of risk. Each risk level allocation factor has been determined based upon the Company's review of common practices within the industry, its estimate of expected loss for loans with similar credit characteristics based upon historical experience and migration analysis, the losses experienced by the Company in the most recent 36 months, together with the Company's assessment of future economic trends, conditions and other relevant factors that may have an impact on or may affect repayment of loans in these pools.

Residential mortgages, home equity loans, equity lines of credit, second mortgages and all other small consumer loans are considered in the aggregate and an allocation factor is assessed based upon the Company's most recent 24-month historical loss experience together with an assessment of future economic trends, conditions and other relevant factors that may have an impact on, or may affect repayment of, the loans in these pools.

On a quarterly basis, the Company evaluates all allocation factors for appropriateness, considering (i) significant changes in the nature and volume of the loan portfolio, (ii) the Company's assessment of local and national economic business conditions, and (iii) any other relevant factor that it considers may have an impact on loan portfolio risk.

Based upon these evaluations, changes to the reserve provision may be made to maintain the overall level of the reserve at a level that the Company deems appropriate to cover the estimated credit losses inherent in the Company's loan portfolio including unfunded binding commitments to lend.

POTENTIAL PROBLEM LOANS

The Company has a loan review and grading system. During the loan review process, deteriorating conditions of certain loans come to management's attention in which erosion of the borrower's ability to comply with the original terms of the loan agreement could potentially result in the classification of the loan as a risk asset. This may result from deteriorating conditions such as cash flows, collateral values or creditworthiness of the borrower.

At December 31, 2001 and 2000, there were $941 thousand and $623 thousand, respectively, identified as potential problem loans.

NON-INTEREST INCOME

Non-interest income increased 26.9% and totaled $1.4 million versus $1.1 million for the years ended 2001 and 2000, respectively, compared to $844 thousand in 1999. The increase in 2001 was attributable to net gains of $249 thousand on the sale of mortgage loans compared to net gains of $47 thousand in 2000. Net gains on sales of investments available for sale amounted to $38 thousand in 2001 compared to net losses of $41 thousand in 2000. Increases in deposit account fees were offset by a reduction in loan servicing fees during 2001.

The increase in 2000 is primarily due to a net gain on the sale of mortgage loans of $47 thousand in 2000 compared to a net loss on the sale of mortgage loans of $205 thousand in 1999. Increases in deposit account fees and official check income also contributed to the increase in non-interest income during 2000.

NON-INTEREST EXPENSE

Non-interest expense increased to $9.1 million in 2001 while decreasing to $8.4 million in 2000 from $9.3 million in 1999. The increase in 2001 is mainly attributable to an increase in professional fees associated with the formation of the holding company. The decrease in 2000 resulted from lower legal fees incurred during 2000 versus 1999. Professional fees, which include legal expenses, totaled $671 thousand in 2001, $496 thousand in 2000 compared to $1.4 million in 1999.

Salaries and employee benefits expense was $5.3 million in 2001, $5.0 million in 2000 and $5.1 million in 1999. Full-time equivalent employees were 102 at December 31, 2001, 100 at December 31, 2000 and 97 at December 31, 1999. Increases in normal merit raises offset by reduced pension expense accounted for the increase between 2001, 2000 and 1999. The Company continually evaluates staffing levels in order to control salaries and employee benefits while managing business volumes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                            OF OPERATIONS (CONTINUED)


Data processing expenses increased to $705 thousand during 2001 and remained level at $590 thousand and $550 thousand in 2000 and 1999, respectively. This includes the Company's service contract to provide on-line deposit accounting, loan accounting and item processing services. This contract is effective through November 12, 2003.

Occupancy and equipment expenses increased to $872 thousand in 2001 from $763 thousand and $769 thousand in 2000 and 1999, respectively. Insurance expenses remained level at $146 thousand, $139 thousand and $117 thousand in 2001, 2000 and 1999, respectively, and other expenses remained level at $1.4 million in 2001, 2000 and 1999, respectively.

INCOME TAXES

The Company reported income tax expense of $2.0 million in 2001, $854 thousand in 2000 and $1.6 million in 1999. The increase in the provision for taxes was due to a favorable outcome of an income tax matter that led to a lower effective income tax rate for the year 2000. The effective income tax rate for the year 2001 was 36.8% compared to 16.5% in 2000 and 36.5% in 1999. There is a slight increase in the effective income tax rate in 2001 as compared to 1999 partially due to organization costs attributable to the establishment of the holding company, which are not tax effected.

The Company's deferred tax asset was $5.7 million at December 31, 2001 compared to $7.5 million at December 31, 2000. The deferred tax asset was recognized in prior years due to the Company's sustained earnings for the past several years and management's expectations of future earnings. Factors supporting the recognition of the deferred tax asset include increased asset quality, higher capital levels, economic conditions and the low level of non-performing assets. For the past three years, the deferred tax asset has been declining as the Company recognizes deferred income tax expense. See Note 8 to the financial statements for further information regarding income taxes.

FINANCIAL CONDITION AND EARNING ASSETS

The Company manages its earning assets by utilizing available capital resources in a manner consistent with the Company's credit, investment and leverage policies. Loans, U.S. Treasury and Government Agency obligations, mortgage-backed securities, other investment securities, and short-term investments comprise the Company's earning assets. Total earning assets averaged $411.2 million in 2001, an increase of $17.0 million or 4% from 2000. Average earning assets in 2000 totaled $394.2 million which was a $30.7 million or 8.5% increase from $363.5 million in 1999.

One of the Company's primary objectives continues to be the origination of loans that are soundly underwritten and collateralized. The Company's loan portfolios for commercial real estate and commercial loans increased in both 2001 and 2000. Loan growth in these portfolios caused the average balance of the loan portfolio to increase in 2001 and 2000 by $26.9 million and $6.8 million, respectively, to $230.6 million and $203.7 million, respectively, from $196.9 million in 1999.

The components of the loan portfolio at December 31, follow:

                                        2001                2000                1999                1998                1997
-----------------------------------------------------------------------------------------------------------------------------------
                                 BALANCE    PERCENT  Balance    Percent  Balance    Percent  Balance    Percent  Balance    Percent
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Residential real estate loans:
Fixed rate                       $ 40,861    17.3%   $ 44,350    20.0%   $ 49,825    25.1%   $ 47,887    24.3%   $ 38,221    23.2%
Adjustable rate                    37,744    16.0      33,576    15.1      30,232    15.3      31,845    16.2      33,672    20.5
                                 --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
                                   78,605    33.3      77,926    35.1      80,057    40.4      79,732    40.5      71,893    43.7
                                 --------            --------            --------            --------            --------
Home equity loans:
Fixed rate                         10,155     4.3      12,367     5.6       8,716     4.4       7,652     3.9       5,326     3.2
Adjustable rate                     3,238     1.4       3,630     1.6       3,890     2.0       3,805     1.9       4,861     3.0
                                 --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
                                   13,393     5.7      15,997     7.2      12,606     6.4      11,457     5.8      10,187     6.2
                                 --------            --------            --------            --------            --------
Commercial real estate loans:
Fixed rate                         16,447     7.0      10,247     4.6      10,898     5.5       9,206     4.7       8,861     5.4
Adjustable rate                    83,663    35.3      76,882    34.6      69,995    35.3      62,052    31.4      52,196    31.7
                                 --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
                                  100,110    42.3      87,129    39.2      80,893    40.8      71,258    36.1      61,057    37.1
                                 --------            --------            --------            --------            --------

Construction loans                 20,593     8.7      17,148     7.7       9,666     4.9      11,550     5.9       5,781     3.5
Loans held for sale                 4,156     1.8          --     0.0          --     0.0       8,950     4.5         682     0.4
Commercial loans                   18,549     7.8      22,602    10.2      13,143     6.6      12,558     6.4      12,942     7.9
Consumer loans                        991     0.4       1,243     0.6       1,733     0.9       1,605     0.8       1,958     1.2
                                 --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Total loans                       236,397   100.0%    222,045   100.0%    198,098   100.0%    197,110   100.0%    164,500   100.0%
                                            =====               =====               =====               =====               =====
Allowance for loan losses           4,070               3,685               3,381               3,272               3,144
                                 --------            --------            --------            --------            --------
Loans, net                       $232,327            $218,360            $194,717            $193,838            $161,356
===================================================================================================================================

The Company increases the investment portfolio through funds obtained from the FHLB, repurchase agreements and other borrowings when it is profitable to do so. The average balance of investment securities, including U.S. Treasury and Government Agency securities, mortgage-backed securities, other equity securities, and short-term investments amounted to $180.6 million in 2001 as compared to $190.5 million in 2000 and $166.6 million in 1999. These securities represent 42.3% of the Company's average assets at December 31, 2001 versus 46.3% and 43.6%, respectively, of average assets at December 31, 2000 and 1999.

INTEREST BEARING LIABILITIES

The Company's earning assets are primarily funded with deposits, securities sold under agreements to repurchase, FHLB advances and stockholders' equity. The Company manages its interest bearing liabilities to maintain a stable source of funds while providing competitively priced deposit accounts. Interest bearing deposits include regular savings accounts, NOW and Super NOW accounts, money market accounts, and certificates of deposit.

In 2001 total average interest bearing liabilities were $358.4 million which was an $11.2 million or 3.2% increase from $347.2 million in 2000. Average total interest bearing deposits of $263.3 million comprised 73.5% of interest bearing liabilities in 2001 while in 2000 such deposits totaling $245.3 million comprised 70.6% of interest bearing liabilities.

Changing interest rates can affect the mix and level of various deposit categories. The lower average interest rate paid on money market accounts had an impact on the overall interest rate paid on deposits and caused a decrease of 28 basis points in 2001. The average balance of certificates of deposit increased by $6.0 million to $137.0 million in 2001. The average balance of money market investment accounts increased by $6.1 million to $54.3 million in 2001 and the average balance of NOW and Super NOW accounts increased by $4.1 million to $31.2 million in 2001.

Average borrowed funds in 2001, 2000 and 1999 were $95.1 million, $101.9 million and $79.4 million, respectively, including advances from the FHLB and other borrowed funds. The decrease in 2001 resulted from a shift in the mix of earning liabilities to take advantage of a lower cost of funds to fund loan growth. The increase in 2000 from 1999 is the result of the Company using borrowed funds to purchase investment securities and fund loan growth.

RISK ASSETS

Risk assets consist of non-performing loans, OREO, and restructured loans. The following paragraphs define each of these categories.

The components of risk assets at December 31, for the years indicated are as follows:

                                                      2001         2000         1999         1998         1997
----------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Risk assets:
Non-performing loans:
  Residential real estate                           $    10      $    10      $    --      $    66      $   428
  Commercial real estate                                730           --           --           --          624
  Commercial business                                   211           --           --           --           --
  Consumer                                               --           --           --           --            1
                                                    -------      -------      -------      -------      -------
Total non-performing loans                              951           10           --           66        1,053
                                                    -------      -------      -------      -------      -------

Other real estate owned:

  One to four family residential properties              --           --           --           --          177
  Condominiums                                           --           --           --           --           61
  Land                                                   67           77           87           89          104
  Commercial real estate                                 --           --          477          512          512
  OREO valuation allowance                              (45)         (45)         (45)         (45)         (45)
                                                    -------      -------      -------      -------      -------
Total other real estate owned                            22           32          519          556          809
                                                    -------      -------      -------      -------      -------
Total risk assets                                   $   973      $    42      $   519      $   622      $ 1,862
================================================================================================================
Risk assets as a percent of total loans and OREO        0.4%         0.0%         0.3%         0.3%         1.1%
================================================================================================================
Risk assets as a percent of total assets                0.2%         0.0%         0.1%         0.2%         0.5%
================================================================================================================

Non-performing loans consist of both (i) loans 90 days or more past due, and
(ii) loans placed on a non-accrual status because full collection of the principal balance is in doubt. Non-performing loans at December 31, 2001 were $951 thousand, an increase from $10 thousand at December 31, 2000 and zero at December 31, 1999.

The Company actively monitors risk assets. attempts to work with delinquent borrowers in order to bring loans current. If the borrower is not able to bring the loan current, the Company commences collection efforts. Valuation of property at foreclosure, and periodically thereafter, is based upon appraisals and management's best estimates of fair value less selling costs. The Company's policy is to sell such property as quickly as possible at fair value.

ASSET/LIABILITY MANAGEMENT

Managing interest rate risk is fundamental to banking. The Company has continued to manage its liquidity, capital, and GAP position so as to control its exposure to interest rate risk.

As of December 31, 2001, the Company had interest rate sensitive assets which repriced or matured within one year of $179.0 million and interest rate sensitive liabilities which repriced or matured within one year of $174.1 million. As of December 31, 2000, the Company had interest rate sensitive assets which matured or repriced within one year of $178.4 million and interest rate sensitive liabilities which repriced or matured within one year of $182.2 million.

INTEREST RATE SENSITIVITY

The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve a stable and rising flow of net interest income. The Asset/Liability Committee ("ALCO") using policies approved by the Board of Directors, is responsible for managing the Bank's rate sensitivity position.

The asset/liability management policy establishes guidelines for acceptable exposure to interest rate risk, liquidity, and capital. The objective of ALCO is to manage earning assets and liabilities to produce results which are consistent with the Company's policy for net interest income, liquidity and capital and identify acceptable levels of

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                            OF OPERATIONS (CONTINUED)


growth, risk and profitability. ALCO establishes and monitors origination and pricing strategies consistent with ALCO policy. ALCO meets regularly to review the current economic environment, income simulation model and GAP analysis and implements appropriate changes in strategy that will manage the Company's exposure to interest rate risk, liquidity and capital.

ALCO manages the Company's interest rate risk using both income simulation and GAP analysis. Income simulation is used to quantify interest rate risk inherent in the Company's consolidated balance sheet by showing the effect of a change in net interest income over a 24 month period. The income simulation model uses parallel interest rate shocks of up and down 200 basis points (bp) for earning assets and liabilities in the first year of the model. Interest rates are not shocked in the second year of the model. The composition of the Company's consolidated balance sheet at December 31, 2001 remains relatively well matched over the 24 month horizon with a slight bias towards asset sensitivity in the first year. The simulation takes into account the dates for repricing, maturing, prepaying and call options assumptions of various financial categories which may vary under different interest rate scenarios. Prepayment speeds are estimates for the loans and are adjusted according to the degree of rate changes. Call options and prepayment speeds for investment securities are estimates using industry standards for pricing and prepayment assumptions. The assumptions of financial instrument categories are reviewed before each simulation by ALCO in light of current economic trends. As of December 31, 2001, the income simulation model indicated some negative exposure of net interest income to declining interest rates to a degree that remains within tolerance levels established by the Company's policy. The interest rate scenario used does not necessarily reflect ALCO's view of the "most likely" change in interest rates over the model's period. Furthermore, the model assumes a static consolidated balance sheet. These results do not reflect the anticipated future net interest income of the Company for the same periods.

The following table summarizes the net interest income for the 24 month period of the Company's consolidated balance sheet for earning assets and liabilities for the years ended December 31;

Net Interest Income Simulation Model Results:

                                                                                              INTEREST RATE SHOCK
                                                                                          ---------------------------
                                                                                           DOWN                 UP
2001                                                    FLAT RATES                        200 BP              200 BP
---------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
  Year One                                               $14,478                          $14,274             $14,858
  Year Two                                                14,648                           13,103              15,862
                                                         -------                          -------             -------
  Total net interest income for 2 year period            $29,126                          $27,377             $30,720
=====================================================================================================================

                                                                                              Interest Rate Shock
                                                                                          ---------------------------
                                                                                           Down                 Up
2000                                                    Flat Rates                        200 bp              200 bp
---------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
  Year One                                               $12,917                          $12,770             $13,048
  Year Two                                                13,130                           13,111              12,580
                                                         -------                          -------             -------
  Total net interest income for 2 year period            $26,047                          $25,881             $25,628
=====================================================================================================================

The income simulation model reflects negative exposure to net interest income in a declining interest rate environment of 200 bp, which would result from shorter asset lives due to prepayment or refinancing of assets. Margins would narrow as deposits and borrowings are slower to reprice to lower interest rates.

The Company's primary measure of interest rate risk is GAP analysis. GAP measurement attempts to analyze any mismatches in the timing of interest rate repricing between assets and liabilities. It identifies those balance sheet sensitivity areas which are vulnerable to unfavorable interest rate movements. As a tool of asset/liability management, the GAP position is compared with potential changes in interest rate levels in an attempt to measure the favorable and unfavorable effect such changes would have on net interest income. For example, when the GAP is positive, (i.e., assets reprice faster than liabilities) a rise in interest rates will increase net interest income; and, conversely, if the GAP is negative, a rise in interest rates will decrease net interest income. The accuracy of this measure is limited by unpredictable loan prepayments and the lags in the interest rate indices used for repricing variable rate loans or investment securities.

The Company's one-year cumulative GAP to total assets increased from (1)% at December, 2000, to 1% at December, 2001. The table below shows the interest rate sensitivity gap position as of December 31, 2001. The table excludes non-performing loans and assumes that all deposits except savings and NOWs will be withdrawn within the legal time period for withdrawal. This withdrawal of deposit assumption is not likely to occur.

RATE SENSITIVITY GAP POSITION

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       POSITION/VOLUME
Time interval from December 31, 2001                     0-3 MO.      4-6 MO.       7-12 MO.     13-36 MO.    37-60 MO.    +60 MO.
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
EARNING ASSETS:
Investment securities held to maturity                  $  38,772    $   8,562     $  11,942    $  52,252    $  19,093    $   4,381
Investments securities available for sale                   3,118        2,711         4,863       27,533           26          347
Federal Home Loan Bank Stock and other earning assets      11,973           --            --           --           --          168
Fixed rate mortgages loans                                  3,515        2,463         4,577       15,179       10,934       17,624
Adjustable rate mortgages loans                             9,397        3,094         7,062       13,916        8,196          187
Consumer loans                                                552          176           194           69           --           --
Fixed rate commercial real estate loans                     1,860          419         1,445        3,530        2,501        5,961
Adjustable rate commercial real estate loans               13,871        3,946        10,600       41,262       13,985           --
Construction loans                                         17,122          251            36        3,184           --           --
Fixed rate commercial loans                                   509          490           648        1,344          335           16
Adjustable rate commercial loans                           11,186           40         3,567          203           --           --
                                                        ---------    ---------     ---------    ---------    ---------    ---------
Total earning assets                                      111,875       22,152        44,934      158,472       55,070       28,684
                                                        ---------    ---------     ---------    ---------    ---------    ---------
INTEREST BEARING LIABILITIES:
Savings and escrow accounts                                    --           --            --           --           --       43,104
NOW and Super NOW accounts                                     --           --            --           --           --       30,080
Money market accounts                                      57,575           --            --           --           --           --
Certificates of deposit and retirement accounts            24,747       45,184        23,827       24,536        6,566           --
FHLB advances and other borrowed funds                      7,343          125        15,256       32,195       10,591       45,589
                                                        ---------    ---------     ---------    ---------    ---------    ---------
Total interest bearing liabilities                         89,665       45,309        39,083       56,731       17,157      118,773
                                                        ---------    ---------     ---------    ---------    ---------    ---------
INTEREST SENSITIVITY GAP                                $  22,210    $ (23,157)    $   5,851    $ 101,741    $  37,913    $ (90,089)
====================================================================================================================================
CUMULATIVE GAP                                          $  22,210    $    (947)    $   4,904    $ 106,645    $ 144,558    $  54,469
====================================================================================================================================
CUMULATIVE GAP AS A PERCENT OF TOTAL ASSETS                     5%           0%            1%          24%          33%          12%
====================================================================================================================================

LIQUIDITY

Managing liquidity involves planning to meet anticipated funding needs at a reasonable cost, as well as contingency plans to meet unanticipated funding needs or a loss of funding sources. The following factors are considered in managing liquidity; marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Company's primary source of funds is dividends from its Bank subsidiary. The Bank's loans and investments are primarily funded by deposits, Federal Home Loan Bank advances, securities sold under agreements to repurchase and stockholders' equity.

The investment portfolio is one of the primary sources of liquidity for the Bank. Maturities of securities provide a flow of funds which are available for cash needs such as loan originations and net deposit outflows. In addition, the investment portfolio includes high quality, and, therefore, readily marketable, U.S. Treasury and Government Agency obligations. At December 31, 2001, the Bank's investment securities and mortgage-backed securities available for sale totaled $38.8 million which is available to meet the Bank's liquidity needs.

Loan maturities and amortization as well as deposit growth provide for a constant flow of funds. In addition, the Bank has two overnight lines of credit totaling $11.8 million to meet short-term liquidity needs. The Bank did not utilize these overnight lines at December 31, 2001 and had the full $11.8 million available.

CAPITAL ADEQUACY

The Company and the Bank are required to maintain a leverage capital ratio of 5% and risk-based capital ratios of at least 10% in order to be categorized as "well capitalized" in accordance with definitions in regulatory guidelines promulgated by the FDIC. At December 31, 2001 and 2000, the Company's and the Bank's leverage and risk-based capital ratios exceeded the required levels for the category of "well-capitalized" as defined by their regulatory agencies. The Company and the Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause its stockholders' equity to be reduced below applicable capital requirements or if such declaration and payments would otherwise violate regulatory requirements. See note 9 to the financial statements for further information regarding capital adequacy.

IMPACT OF INFLATION AND CHANGING PRICES

A Company's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of the Company are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and by such reaction reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide net interest income fluctuations, including those resulting from inflation.

Various information shown elsewhere in this Annual Report will assist in the understanding of how well the Company is positioned to react to changing interest rates and inflationary trends. In particular, the summary of net interest income, the maturity distributions, the compositions of the loan and security portfolios and the data on the interest rate sensitivity of loans and deposits should be considered.

                      REPORT OF MANAGEMENT RESPONSIBILITY


The management of LSB Corporation (the "Corporation" or the "Company") is responsible for the preparation and integrity of the financial statements and other financial information contained in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices of the banking industry and, accordingly, include amounts based on management's best estimates and judgments.

Management has established and is responsible for maintaining internal accounting controls designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets, and the prevention and detection of irregularities. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived. The internal accounting control system is augmented by written policies and guidelines, careful selection and training of qualified personnel, a written program of internal audits, appropriate review by management, and a written code of professional conduct for directors and officers.

The Corporation's Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets periodically with management, the internal auditors and KPMG LLP ("KPMG") to review the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company's financial statements. Both the independent and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Committee.

Management recognizes that there are inherent limitations in the effectiveness of any internal control system. However, management believes that as of December 31, 2001 the Company's internal accounting controls provide reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

The independent auditors, KPMG, are recommended to the Board of Directors by the Audit Committee, appointed by the Board of Directors, and ratified by the stockholders. KPMG's audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their report. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG appears on the next page.




/s/ Paul A. Miller
-----------------------------
    Paul A. Miller
    President and
    Chief Executive Officer


/s/ John E. Sharland
-----------------------------
    John E. Sharland
    Senior Vice President and
    Chief Financial Officer




December 31, 2001

                          INDEPENDENT AUDITORS' REPORT




THE BOARD OF DIRECTORS AND STOCKHOLDERS
LSB CORPORATION:



We have audited the accompanying consolidated balance sheets of LSB Corporation and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Corporation and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



                                        /s/ KPMG LLP
                                        ------------
                                          KPMG LLP


Boston, Massachusetts
January 18, 2002

                          CONSOLIDATED BALANCE SHEETS



---------------------------------------------------------------------------------------------------

December 31,                                                                  2001          2000
---------------------------------------------------------------------------------------------------
(In Thousands)
ASSETS:
Cash and due from banks                                                    $   7,457     $   7,086
Fed funds sold                                                                 5,705        15,427
                                                                           ---------     ---------
Total cash and cash equivalents                                               13,162        22,513
Investment securities held to maturity
  market value of $137,886 in 2001 and $118,393 in 2000 (notes 2 and 7)      135,002       117,806
Investment securities available for sale
  amortized cost of $38,480 in 2001 and $32,840 in 2000 (notes 2 and 7)       38,766        33,027
Federal Home Loan Bank stock, at cost (note 3)                                 5,950         5,950
Loans, net of allowance for loan losses of $4,070 in 2001
  and $3,685 in 2000 (notes 4 and 7)                                         232,327       218,360
Bank premises and equipment (note 5)                                           3,167         3,337
Accrued interest receivable                                                    2,604         2,969
Other real estate owned                                                           22            32
Deferred income tax asset (note 8)                                             5,737         7,511
Other assets                                                                   1,530         1,585
                                                                           ---------     ---------
Total assets                                                               $ 438,267     $ 413,090
===================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
Interest bearing deposits (note 6)                                         $ 255,046     $ 259,325
Non-interest bearing deposits (note 6)                                        13,404        11,223
Federal Home Loan Bank advances (note 7)                                     102,992        82,283
Other borrowed funds (note 7)                                                  8,107         3,878
Advance payments by borrowers for taxes and insurance                            573           513
Other liabilities                                                              4,053         3,555
                                                                           ---------     ---------
Total liabilities                                                            384,175       360,777
                                                                           ---------     ---------

Commitments and contingencies (notes 5, 11 and 12):

Stockholders' equity (notes 9 and 10):
Preferred stock, $.10 par value; 5,000,000
  shares authorized, none issued                                                  --            --
Common stock, $.10 par value; 20,000,000
  shares authorized; 4,379,550 and 4,364,800
  shares issued and outstanding at December 31,
  2001 and 2000, respectively                                                    438           436
Additional paid-in capital                                                    57,813        57,711
Accumulated deficit                                                           (4,348)       (5,956)
Accumulated other comprehensive (loss) income                                    189           122
                                                                           ---------     ---------
Total stockholders' equity                                                    54,092        52,313
                                                                           ---------     ---------
Total liabilities and stockholder's equity                                 $ 438,267     $ 413,090
===================================================================================================

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



-----------------------------------------------------------------------------------------------------

Year Ended December 31,                                     2001            2000             1999
-----------------------------------------------------------------------------------------------------
(In Thousands, Except Share Data)
Interest and dividend income:
Loans                                                   $    18,295     $    17,139      $    15,973
Investment securities held to maturity                        8,166           8,089            6,968
Investment securities available for sale                      1,514           3,202            2,715
Federal Home Loan Bank stock                                    364             454              334
Other interest income                                           453             153              107
                                                        -----------     -----------      -----------
Total interest and dividend income                           28,792          29,037           26,097
-----------------------------------------------------------------------------------------------------
Interest expense:
Deposits (note 6)                                             9,929           9,930            8,875
Borrowed funds                                                5,278           4,525            3,041
Securities sold under agreements to repurchase and
  other borrowed funds                                          404           1,903            1,267
                                                        -----------     -----------      -----------
Total interest expense                                       15,611          16,358           13,183
-----------------------------------------------------------------------------------------------------
Net interest income                                          13,181          12,679           12,914
Provision for loan losses (note 4)                              175             250               75
                                                        -----------     -----------      -----------
Net interest income after provision for loan losses          13,006          12,429           12,839
-----------------------------------------------------------------------------------------------------
Non-interest income:
Deposit account fees                                            594             500              490
Loan servicing fees                                             155             281              319
Gains (losses) on sales of mortgage loans, net                  249              47             (205)
Gains (losses) on sale of investment securities                  38             (41)              --
Other income                                                    390             337              240
                                                        -----------     -----------      -----------
Total non-interest income                                     1,426           1,124              844
-----------------------------------------------------------------------------------------------------
Non-interest expense:
Salaries and employee benefits                                5,264           5,033            5,116
Occupancy and equipment expenses                                872             763              769
Data processing expenses                                        705             590              550
Professional expenses                                           671             496            1,401
Insurance expenses                                              146             139              117
Other expenses                                                1,464           1,355            1,394
                                                        -----------     -----------      -----------
Total non-interest expense                                    9,122           8,376            9,347
-----------------------------------------------------------------------------------------------------
Income before income taxes                                    5,310           5,177            4,336
Income tax expense (note 8)                                   1,953             854            1,582
                                                        -----------     -----------      -----------

Net income                                              $     3,357     $     4,323      $     2,754
=====================================================================================================

Average shares outstanding                                4,374,195       4,360,415        4,353,286
Average diluted shares outstanding                        4,535,305       4,434,645        4,468,529
=====================================================================================================

Basic earnings per share                                $      0.77     $      0.99      $      0.63
Diluted earnings per share                              $      0.74     $      0.97      $      0.61
=====================================================================================================

The accompanying notes are an integral part of these financial statements.

                                CONSOLIDATED STATEMENTS OF CHANGES IN
                                        STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                     Net Unrealized
                                                                     Additional                      Gains (Losses)        Total
                                                       Common          Paid-in       Accumulated     on Securities     Stockholders'
Years Ended                                            Stock           Capital         Deficit     Available for Sale     Equity
------------------------------------------------------------------------------------------------------------------------------------
(In Thousands)
Balance at December 31, 1998                          $    433        $ 57,395        $(11,246)        $    131          $ 46,713
  Net income                                                --              --           2,754               --             2,754
  Other comprehensive income
    unrealized gain (loss) on securities
    available for sale (tax effect $348)                    --              --              --             (682)             (682)
                                                                                                                         --------
      Total comprehensive income                                                                                            2,072
  Exercise of stock options                                  3             273              --               --               276
  Dividends declared and paid ($0.15 per share)             --              --            (653)              --              (653)
                                                      --------        --------        --------         --------          --------

Balance at December 31, 1999                               436          57,668          (9,145)            (551)           48,408
  Net income                                                --              --           4,323               --             4,323
  Other comprehensive income
    unrealized gain (loss) on securities
    available for sale (tax effect $346)                    --              --              --              673               673
                                                                                                                         --------
      Total comprehensive income                                                                                            4,996
  Exercise of stock options                                 --              43              --               --                43
  Dividends declared and paid ($0.26 per share)             --              --          (1,134)              --            (1,134)
                                                      --------        --------        --------         --------          --------

Balance at December 31, 2000                               436          57,711          (5,956)             122            52,313
  Net income                                                --              --           3,357               --             3,357
  Other comprehensive income
    unrealized gain (loss) on securities
    available for sale (tax effect $34)                     --              --              --               67                67
                                                                                                                         --------
      Total comprehensive income                            --              --              --                              3,424
  Exercise of stock options                                  2             102              --               --               104
  Dividends declared and paid ($0.40 per share)             --              --          (1,749)              --            (1,749)
                                                      --------        --------        --------         --------          --------

Balance at December 31, 2001                          $    438        $ 57,813        $ (4,348)        $    189          $ 54,092
====================================================================================================================================

                                                             2001          2000
--------------------------------------------------------------------------------
Disclosure of reclassification amount:
Gross unrealized appreciation arising
  during the period                                         $ 124         $ 980
Tax effect                                                    (42)         (333)
                                                            -----         -----
Unrealized holding appreciation
  net of tax                                                   82           647
                                                            -----         -----
Less: reclassification adjustment for gains (losses)
  included in net income                                       22           (41)
Tax effect                                                     (7)           15
                                                            -----         -----
Unrealized appreciation on securities,
  net of reclassification                                   $  67         $ 673
================================================================================

The Bank had no sales of investment securities during 1999.

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


----------------------------------------------------------------------------------------------------------------------------------

Year Ended December 31,                                                                     2001           2000           1999
----------------------------------------------------------------------------------------------------------------------------------
(In Thousands)
Cash flow from operating activities:
Net income                                                                              $     3,357    $     4,323    $     2,754
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses                                                                       175            250             75
(Gains) losses on sales of mortgage loans and mortgage-backed securities                       (249)           (47)           205
(Gains) losses on investment securities available for sale                                      (22)            41             --
Gains on calls of investment securities held to maturity                                        (29)            --             --
Gains on sale of OREO                                                                            --            (39)            --
Depreciation and amortization of premises and equipment, investments and other assets           447            762            820
Loans originated for sale                                                                   (25,301)        (2,485)        (7,694)
Proceeds from sales of mortgage loans and mortgage-backed securities                         21,394          2,532         16,439
(Increase) decrease in accrued interest receivable                                              365           (148)          (725)
Decrease (increase) in deferred income tax asset                                              1,742          1,999          1,141
Decrease (increase) in other assets                                                              55             18           (569)
(Decrease) increase in advance payments by borrowers                                             60           (137)           110
(Decrease) increase in other liabilities                                                        498         (1,352)          (166)
                                                                                        -----------    -----------    -----------

Net cash provided by operating activities                                                     2,492          5,717         12,390
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Proceeds from maturities of investment securities held to maturity                          642,579          8,611         15,765
Proceeds from maturities of investment securities available for sale                          6,532             --          4,000
Purchases of investment securities held to maturity                                        (678,882)       (16,430)       (65,357)
Purchases of investment securities available for sale                                       (26,037)            --        (29,433)
Purchases of mortgage-backed securities held to maturity                                     (4,335)            --         (8,368)
Purchases of mortgage-backed securities available for sale                                       --             --         (4,905)
Proceeds from sales of investment securities available for sale                               6,119         21,899             --
Principal payments of securities held to maturity                                            23,557         10,748         16,498
Principal payments of securities available for sale                                           7,765          2,775          6,219
Purchase of Federal Home Loan Bank stock                                                         --             --         (1,650)
Purchase of other equity securities                                                             (46)            --           (122)
Increase in loans, net                                                                       (9,986)       (23,893)        (9,904)
Proceeds from sales or payments on OREO                                                          10            526             37
Purchases of Bank premises and equipment                                                       (314)          (448)          (346)
                                                                                        -----------    -----------    -----------

Net cash provided by (used in) investing activities                                         (33,038)         3,788        (77,566)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Net increase (decrease) in deposits                                                          (2,098)        24,508         (7,461)
Additions to Federal Home Loan Bank advances                                                 48,120        695,950      1,123,600
Payments on Federal Home Loan Bank advances                                                 (27,411)      (683,163)    (1,086,104)
Net increase in agreements to repurchase securities                                           4,220             --             --
(Decrease) increase in other borrowed funds                                                       9        (30,793)        32,457
Dividends paid                                                                               (1,749)        (1,134)          (653)
Proceeds from exercise of stock options                                                         104             43            276
                                                                                        -----------    -----------    -----------

Net cash provided by financing activities                                                    21,195          5,411         62,115
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                         (9,351)        14,916         (3,061)
Cash and cash equivalents, beginning of year                                                 22,513          7,597         10,658
                                                                                        -----------    -----------    -----------

Cash and cash equivalents, end of year                                                  $    13,162    $    22,513    $     7,597
==================================================================================================================================
Cash paid during the year for:
  Interest on deposits and borrowed funds                                               $    15,603    $    16,098    $    13,135
Income taxes                                                                                    188            179            366
Supplemental Schedule of non-cash activities:
Change in valuation of investment securities available for sale                                  99          1,019          1,030
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: A BASIS OF PRESENTATION - The LSB Corporation's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Accordingly, management is required to make estimates and assumptions that affect amounts reported in the balance sheets and statements of operations. Actual results could differ significantly from those estimates and judgments. Material estimates that are particularly susceptible to change relate to the allowance for loan losses and the deferred tax asset.

LSB Corporation (the "Corporation" or the "Company") is a Massachusetts corporation and the holding company of the wholly-owned subsidiary Lawrence Savings Bank (the "Bank") a state-chartered Massachusetts savings bank. The Corporation was organized by the Bank on July 1, 2001 to be a bank holding company and to acquire all of the capital stock of the Bank. The consolidated financial statements presented herein reflect the accounts of the Corporation and its predecessor, Lawrence Savings Bank. The Corporation is supervised by the Board of Governors of the Federal Reserve System ("FRB"), and it is also subject to the jurisdiction of the Massachusetts Division of Banks, while the Bank is subject to the regulations of, and periodic examination by, the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks. The Bank's deposits are insured by the Bank Insurance Fund of the FDIC up to $100,000 per account, as defined by the FDIC, and the Depositors Insurance Fund, Inc. ("DIF") for customer deposit amounts in excess of $100,000.

The consolidated financial statements include the accounts of LSB Corporation and its wholly-owned consolidated subsidiary, Lawrence Savings Bank, and its wholly-owned subsidiaries, Shawsheen Security Corporation, Shawsheen Security Corporation II, Pemberton Corporation, and Spruce Wood Realty Trust. All inter-company balances and transactions have been eliminated in consolidation. The Company has one reportable operating segment. Certain amounts in prior periods have been re-classified to conform to the current presentation.

INVESTMENT AND MORTGAGE-BACKED SECURITIES - Debt securities that the Company has the intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost; debt, mortgage-backed and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading" and reported at fair value, with unrealized gains and losses included in earnings; and debt, mortgage-backed and equity securities not classified as either held to maturity or trading are classified as "available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, net of estimated income taxes.

Premiums and discounts on investments and mortgage-backed securities are amortized or accreted into income by use of the interest method. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value and the amount of the write-down is included as a charge to earnings. Gains and losses on the sale of investment and mortgage-backed securities are recognized at the time of sale on a specific identification basis.

EQUITY SECURITIES - Includes Northeast Retirement Services ("NRS") stock. NRS stock is closely held and not publicly traded and is carried at cost. Dividend income is recorded when dividends are declared.

INTEREST ON LOANS - Interest on loans is accrued as earned. Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. It is management's policy to discontinue the accrual of interest on a loan when there is a reasonable doubt as to its collectibility. Interest on loans 90 days or more contractually delinquent is generally excluded from interest income. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on loans that have been 90 days or more past due only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are expected to be fully collectible as to both principal and interest.

ALLOWANCE FOR LOAN LOSSES - Losses on loans are provided for under the allowance method of accounting. The allowance is increased by provisions charged to operations on the basis of many factors including the risk characteristics of the portfolio, current economic conditions and trends in loan delinquencies and charge-offs. When management believes that the collection of a loan's principal balance is unlikely, the principal amount is charged against the allowance. Recoveries on loans which have been previously charged off are credited to the allowance as received.

Management's methodology for assessing the appropriateness of the allowance consists of several key elements, which include a formula allowance, specific allowances for identified problem loans and an unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of such loans. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on the Bank's historical loss experience as well as regulatory guidelines.

Specific allowances are established in cases where management has identified significant conditions related to a credit such that management believes it probable that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated allowance recognizes the model and estimation risk associated with the formula allowance and specific allowances as well as management's evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on judgments different from those of management.

Impaired loans are commercial, commercial real estate, and individually significant residential mortgage and consumer loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rates.

LOAN FEES - Loan origination fees, net of direct loan acquisitions costs, are deferred and recognized over the contractual life of the loan as an adjustment of the loan's yield using a basis, which approximates the interest method. Amortization of loan fees is discontinued once a loan is designated as non-accrual status. When loans are sold or paid-off, the unamortized portion of net fees and costs is credited to income.

MORTGAGE BANKING ACTIVITIES - Loans held for sale are valued at the lower of their amortized cost or market value. The Bank, from time-to-time, enters into forward commitments to sell loans or mortgage-backed securities for the purpose of reducing interest rate risk associated with the origination of loans for sale. Unrealized gains and losses on contracts used to hedge the Bank's closed loans and the pipeline of loans expected to close are considered in adjusting carrying values of loans and mortgage-backed securities held for sale. Gains or losses on sales of loans are recognized to the extent that the sale proceeds exceed or are less than the carrying amount of the loans. Gains and losses are determined using the specific identification method.

When loans are sold with servicing rights retained, the Bank allocates the carrying amount of the loans between the underlying asset sold and the rights retained, based on their relative fair values. The resulting mortgage servicing rights are amortized over the period of estimated net servicing income using a method which approximates the interest method. Actual prepayment experience is reviewed periodically. When actual prepayments exceed estimated prepayments, the balance of the mortgage servicing rights is adjusted accordingly. Periodically, the mortgage servicing rights are assessed for impairment based on the fair value of such rights using market prices.

PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less allowances for depreciation and amortization. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter.

OTHER REAL ESTATE OWNED - Other real estate owned (OREO) is comprised of foreclosed properties where the Bank has formally received title or has possession of the collateral. Properties are carried at the lower of the investment in the related loan or the estimated fair value of the property or collateral less selling costs.

INCOME TAXES - Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax valuation allowances are established and based on management's judgment as to whether it is more likely than not that all or some portion of the future tax benefits of prior operating losses will be realized.

PENSION EXPENSE - The Bank is a participant in a multiple employer defined benefit pension plan. Pension expense is recorded as the liability is incurred. The method recognizes the compensation cost of an employee's pension benefit over the employee's appropriate service period. Funding is provided as determined by the Savings Banks Employees' Retirement Association.

EARNINGS PER SHARE - Basic EPS is calculated based on the weighted average number of common shares outstanding during each period. Stock options outstanding, accounted for under the Treasury Stock Method, have a dilutive effect to the computation of diluted EPS.

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(2) INVESTMENT SECURITIES

Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

                                               2001         2000          1999
--------------------------------------------------------------------------------
(In Thousands)
Proceeds from sales                          $  6,119     $ 21,899      $     --
Realized gains on sales                            38           52            --
Realized losses on sales                           --          (93)           --

The amortized cost and market value of investment securities at December 31, follows:

                                                               2001                                          2000
                                           --------------------------------------------  -------------------------------------------
                                           AMORTIZED        UNREALIZED          MARKET   AMORTIZED       UNREALIZED          MARKET
                                             COST        GAIN       (LOSS)      VALUE      COST       GAIN       (LOSS)      VALUE
------------------------------------------------------------------------------------------------------------------------------------
(In Thousands)
Investment securities held to maturity:
US Treasury obligations                    $   6,022  $     244   $      --   $   6,266  $   6,041  $      86  $      --   $   6,127
US Government
  Agency obligations                          15,966      1,111          --      17,077     38,705        600       (116)     39,189
Mortgage-backed securities                    16,633        310          (8)     16,935     18,868         82       (122)     18,828
Asset-backed securities                       40,337        694         (22)     41,009     31,220        257        (96)     31,381
Corporate obligations                         53,982        542          --      54,524     22,912        134       (238)     22,808
Municipal obligations                          2,062         13          --       2,075         60         --         --          60
                                           ---------  ---------   ---------   ---------  ---------  ---------  ---------   ---------
                                           $ 135,002  $   2,914   $     (30)  $ 137,886  $ 117,806  $   1,159  $    (572)  $ 118,393
====================================================================================================================================
Investment securities available for sale:

US Treasury obligations                    $      --  $      --   $      --   $      --  $   6,091  $      --  $     (35)  $   6,056
US Government
  Agency obligations                          20,126         37         (37)     20,126      5,999         --        (12)      5,987
Mortgage-backed securities                     5,629         67          (7)      5,689      9,439         55        (13)      9,481
Asset-backed securities                        8,077         20          (8)      8,089      8,269         94         (3)      8,360
Corporate obligations                          4,480        217          (3)      4,694      2,920        101         --       3,021
Equity securities                                168         --          --         168        122         --         --         122
                                           ---------  ---------   ---------   ---------  ---------  ---------  ---------   ---------
                                           $  38,480  $     341   $     (55)  $  38,766  $  32,840  $     250  $     (63)  $  33,027
====================================================================================================================================

The following table is a summary of the contractual maturities of investment securities held to maturity and available for sale at December 31, 2001. These amounts exclude equity securities, which have no contractual maturities. Mortgage-backed securities consist of FHLMC, FNMA, and GNMA certificates. Mortgage-backed and asset-backed securities are shown at their final contractual maturity date but are expected to have shorter average lives.

                                                      HELD TO MATURITY                            AVAILABLE FOR SALE
                                        ---------------------------------------     ---------------------------------------
                                        AMORTIZED      MARKET         WEIGHTED      AMORTIZED      MARKET        WEIGHTED
DECEMBER 31, 2001                         COST         VALUE         AVG. YIELD       COST         VALUE         AVG. YIELD
---------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
US Treasury & Agencies obligations
1 to 2 years                            $  9,022      $  9,390           5.77%      $ 10,090      $ 10,127           3.14%
2 to 3 years                               3,000         3,035           5.78         10,036         9,999           3.79
3 to 5 years                               9,966        10,918           7.25             --            --             --
                                        --------      --------                      --------      --------
                                          21,988        23,343           6.44         20,126        20,126           3.47
                                        --------      --------                      --------      --------
Mortgage-backed securities:
Within 1 year                                 55            56           6.64             --            --             --
1 to 2 years                                 670           687           6.00             --            --             --
2 to 3 years                               3,085         3,142           5.66             --            --             --
3 to 5 years                                  --            --             --            253           259           6.57
5 to 10 years                              9,359         9,557           6.22             --            --             --
After 10 years                             3,464         3,493           6.79          5,376         5,430           6.85
                                        --------      --------                      --------      --------
                                          16,633        16,935           6.23          5,629         5,689           6.83
                                        --------      --------                      --------      --------
Asset-backed securities:
2 to 3 years                               5,163         5,153           5.42             --            --             --
3 to 5 years                              12,765        12,872           5.85             --            --             --
5 to 10 years                             12,028        12,412           6.40          3,287         3,302           6.24
After 10 years                            10,381        10,572           6.54          4,790         4,787           3.12
                                        --------      --------                      --------      --------
                                          40,337        41,009           6.14          8,077         8,089           4.39
                                        --------      --------                      --------      --------
Corporate obligations:
Within 1 year                             32,993        33,030           2.55          1,538         1,536           2.83
1 to 2 years                              12,585        12,831           5.53             --            --             --
2 to 3 years                               5,154         5,286           5.82          2,942         3,158           7.28
3 to 5 years                               1,750         1,865           7.42             --            --             --
After 10 years                             1,500         1,512          11.00             --            --             --
                                        --------      --------                      --------      --------
                                          53,982        54,524           3.95          4,480         4,694           5.75
                                        --------      --------                      --------      --------
Municipal obligations:
1 to 2 years                               2,062         2,075           3.96             --            --             --
                                        --------      --------                      --------      --------
                                        $135,002      $137,886           5.29%      $ 38,312      $ 38,598           4.42%
===========================================================================================================================

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities and yields to differ from the contractual maturities summarized above. As of December 31, 2001, the Company had callable investment securities with an amortized cost and market value of $3.0 million in the held to maturity portfolio. There were no callable investment securities in the available for sale portfolio.

(3) FEDERAL HOME LOAN BANK STOCK

The Bank is required to own stock of the Federal Home Loan Bank of Boston ("FHLB"). The minimum investment is 5% of outstanding FHLB advances, or 1% of outstanding residential mortgages, whichever is largest. The Bank receives an amount equal to the par value of the stock when excess stock is redeemed.

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(4) LOANS

The components of the loan portfolio at December 31, follow:

                                                     2001                2000
--------------------------------------------------------------------------------
(In Thousands)
Residential mortgage                              $  82,761           $  77,926
Home equity                                          13,393              15,997
Construction                                         20,593              17,148
Commercial real estate                              100,110              87,129
Commercial                                           18,549              22,602
Consumer                                                991               1,243
                                                  ---------           ---------
Total loans                                         236,397             222,045
Allowance for loan losses                            (4,070)             (3,685)
                                                  ---------           ---------
                                                  $ 232,327           $ 218,360
================================================================================

The amounts above include deferred loan origination fees totaling $160 thousand at December 31, 2001 and $221 thousand at December 31, 2000.

Mortgage loans serviced by the Company for others amounted to $68.1 million and $65.4 million at December 31, 2001 and 2000, respectively.

Non-performing loans at December 31, 2001 and 2000 amounted to $1.0 million and $10 thousand, respectively. At December 31, 2001 impaired loans totaled $941 thousand, of which $210 thousand was allocated to the allowance for loan losses. There were no impaired loans at December 31, 2000.

In the ordinary course of business, the Bank makes loans to its Directors and Officers and their associates and affiliated companies ("related parties") at substantially the same terms and conditions as those prevailing at the time of origination for comparable transactions with other borrowers.

An analysis of total related party loans for the year ended December 31, 2001 follows:

   BALANCE AT                                                      BALANCE AT
 JANUARY 1, 2001         ADDITIONS            REPAYMENTS       DECEMBER 31, 2001
--------------------------------------------------------------------------------
(In Thousands)
     $1,999                 $808                 $775                $2,032
================================================================================

The activity in the allowance for loan losses for the years ended December 31, follows:

                                           2001           2000           1999
--------------------------------------------------------------------------------
(In Thousands)
Balance at beginning of year              $ 3,685        $ 3,381        $ 3,272
Total charge-offs                              (3)           (28)           (17)
Total recoveries                              213             82             51
                                          -------        -------        -------
Net recoveries                                210             54             34
Provision for loan losses                     175            250             75
                                          -------        -------        -------
Balance at end of year                    $ 4,070        $ 3,685        $ 3,381
================================================================================

(5) BANK PREMISES AND EQUIPMENT

The components of premises and equipment at December 31, follow:

                                                             2001          2000
--------------------------------------------------------------------------------
(In Thousands)
Premises                                                    $3,572        $3,486
Equipment                                                    2,245         2,017
Leasehold improvements                                         336           336
                                                            ------        ------
                                                             6,153         5,839
Less accumulated depreciation and amortization               2,986         2,502
                                                            ------        ------
                                                            $3,167        $3,337
================================================================================

Depreciation and amortization expense for the years ended December 31, 2001, 2000, and 1999 amounted to $484,000, $448,000, and $435,000, respectively.

Rent expense for leased premises for the years ended December 31, 2001, 2000 and 1999 amounted to $144,000, $143,000 and $140,000, respectively.

The Company is obligated, under non-cancelable leases for premises and equipment, for minimum payments in future periods of $154,000 in the year 2002, $112,000 in 2003, and $90,000 for each of the years 2004, 2005, and 2006, respectively.

(6) DEPOSITS

The following table shows the components of deposits at December 31, 2001 and 2000 and the range of interest rates paid as of December 31, 2001.

                                                 RATES AS OF
                                                 DECEMBER 31,
                                                     2001           2001          2000
----------------------------------------------------------------------------------------
(Dollars in Thousands)
Interest bearing accounts:
NOW and Super NOW accounts                        0.40-0.75%      $ 30,080      $ 29,731
Savings accounts                                  0.50-1.00%        42,531        38,813
Money market investment accounts                  0.25-2.00%        57,575        51,344
Certificates of deposit                           2.00-6.85%        97,828       112,239
Retirement accounts                               2.00-7.00%        27,032        27,198
                                                                  --------      --------
Total interest bearing deposits                                    255,046       259,325
Non-interest bearing demand deposit accounts              --        13,404        11,223
                                                                  --------      --------
                                                                  $268,450      $270,548
========================================================================================

The components of interest expense on deposits for the years ended December 31, follow:

                                               2001          2000          1999
--------------------------------------------------------------------------------
(In Thousands)
Now and Super NOW accounts                    $  150        $  138        $  126
Savings accounts                                 725           774           777
Money market investment accounts               1,664         1,935         1,424
Certificates of deposit                        5,908         5,623         5,002
Retirement accounts                            1,482         1,460         1,546
                                              ------        ------        ------
                                              $9,929        $9,930        $8,875
================================================================================

The amount and weighted average interest rate on certificates of deposit, including retirement accounts, by periods to maturity at December 31, 2001 are summarized as follows:

                                              EQUAL TO                     WEIGHTED
                                  LESS       AND GREATER                    AVERAGE
                                  THAN          THAN                       INTEREST
                                $100,000      $100,000       TOTAL           RATE
------------------------------------------------------------------------------------
(Dollars in Thousands)
3 months or less                $ 18,872      $  5,874      $ 24,746           3.81%
From three to six months          34,808        10,382        45,190           4.40
From six to twelve months         19,963         3,863        23,826           3.68
From one to two years             16,024         4,489        20,513           4.05
From two to three years            3,336           685         4,021           4.93
Three years and thereafter         5,503         1,061         6,564           4.94
                                --------      --------      --------       --------
                                $ 98,506      $ 26,354      $124,860           4.13%
====================================================================================

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



(7) FEDERAL HOME LOAN BANK ADVANCES SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED FUNDS

The FHLB permits member institutions to borrow funds for various purposes. Outstanding advances at December 31, 2001 are collateralized by a blanket lien against residential mortgages and other qualifying collateral.

Advances outstanding at December 31, follow:

                                    2001                         2000
--------------------------------------------------------------------------------
                                   WEIGHTED AVERAGE             Weighted Average
MATURITY                 AMOUNT     INTEREST RATE     Amount     Interest Rate
--------------------------------------------------------------------------------
(Dollars In Thousands)
2001                    $     --          --%        $ 24,000        6.60%
2002                      18,000        6.40           18,000        6.40
2003                      16,941        4.99           10,000        6.14
2004                      20,000        4.73               --          --
2005                       5,000        6.23            5,000        6.23
2006                       5,000        4.69               --          --
2007                       5,000        6.20            5,000        6.20
2009                         270        6.42              283        6.42
2010                      20,000        6.03           20,000        6.03
2011                      10,000        4.93               --          --
2021                       2,781        6.26               --          --
                        --------                     --------
                        $102,992        5.52%        $ 82,283        6.31%
================================================================================

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities to differ from the contractual maturities summarized above. As of December 31, 2001 the Company had callable advances totaling $43.0 million and amortizing advances totaling $6.5 million.

The Company may enter into agreements to repurchase securities sold.
These agreements are treated as secured borrowings and the obligations to repurchase securities sold are reflected as liabilities and the securities collateralized by the agreements remain as assets.

Generally, the outstanding collateral consists of U.S. Treasury and Government Agency obligations and is held by third party custodians. Repurchase agreements totaled $4.2 million at December 31, 2001 at a rate of 0.31%. There were no repurchase agreements outstanding at December 31, 2000.

Other borrowed funds at both December 31, 2001 and 2000 consisted of secured borrowings of $3.9 million, bearing an average interest rate of 7.46% and 9.53%, respectively.

(8)  INCOME TAXES

An analysis of income tax expense for the years ended December 31, follows:

                                                  2001          2000          1999
------------------------------------------------------------------------------------
(In Thousands)
Current expense:
Federal                                         $    65       $    69       $   375
State                                               146            76            66
                                                -------       -------       -------
  Total current expense                             211           145           441
                                                -------       -------       -------
Deferred expense:
Federal                                           1,730         1,462         1,166
State                                               (11)           83           142
Change in valuation reserve                          23            15          (167)
                                                -------       -------       -------
  Total deferred expense                          1,742         1,560         1,141
                                                -------       -------       -------
  Change in estimate for tax contingencies           --          (851)           --
                                                -------       -------       -------
Total income tax expense                        $ 1,953       $   854       $ 1,582
====================================================================================

A reconciliation of the difference between the expected federal income tax expense computed by applying the federal statutory rate of 34% to the amount of actual income tax expense for the years ended December 31, follows:

                                                  2001         2000          1999
-----------------------------------------------------------------------------------
(In Thousands)
Expected federal income tax expense             $ 1,805      $ 1,760       $ 1,474
Items affecting expected tax:
  State income tax, net of federal benefit           89          105           137
  Other                                              36         (175)          138
  Change in valuation reserve                        23           15          (167)
  Change in estimate for tax contingencies           --         (851)           --
                                                -------      -------       -------
Total income tax expense                        $ 1,953      $   854       $ 1,582
===================================================================================

The tax effects of temporary differences (the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax basis that give rise to deferred tax assets and liabilities for the years ended December 31, follow:



                                                                       2001          2000
------------------------------------------------------------------------------------------
(In Thousands)
Deferred tax assets:
Allowance for loan losses                                           $ 2,464       $ 2,416
Net operating loss carryforward                                       2,094         3,969
Alternative minimum tax carryforward                                    347           236
Pension costs                                                           443           517
Deferred compensation                                                   367           310
Loan origination fees                                                    50            32
Depreciation                                                            299           300
  Other                                                                 274           220
                                                                    -------       -------
  Gross deferred tax asset                                            6,338         8,000
  Valuation reserve                                                     (38)          (15)
                                                                    -------       -------
  Net deferred tax asset                                              6,300         7,985
                                                                    -------       -------
Deferred tax liabilities:
  Unrealized gains on investment securities available for sale          (97)          (65)
  Other                                                                (466)         (409)
                                                                    -------       -------
Net deferred income tax asset                                       $ 5,737       $ 7,511
==========================================================================================

Operating losses in the early 1990's resulted in available tax loss carry-forwards. A deferred tax valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income in the carryforward period. At December 31, 2001, the Bank has $6.2 million of tax loss carryforwards available that expire between 2011 and 2019.

At December 31, 2001, the Bank would need to generate approximately $16.8 million of future net taxable income to realize the net deferred income tax asset. Management believes that it is more likely than not that the net deferred income tax asset at December 31, 2001 will be realized based upon recent operating results.

It should be noted, however, that factors beyond Management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

The unrecaptured base year tax reserves as of October 31, 1998 will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt tax reserves continue to be subject to a provision of the current law that requires recapture in the case of certain excess distribution to shareholders. The tax effect of pre-1988 bad debt tax reserves subject to recapture in the case of certain excess distributions is approximately $1.1 million.

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS




(9) STOCKHOLDERS' EQUITY

The Company and the Bank are regulated by federal and state regulatory agencies. Failure by the Company or the Bank to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal or state regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets (Leverage ratio). There are two categories of capital under the guidelines. Tier 1 capital as it applies to the Company and the Bank, includes stockholders' equity exclusive of the net unrealizable gains/losses on investment securities available for sale and the deferred tax asset is disallowed. Tier 2 capital includes the allowance for loan losses, subject to guideline limitations.

At December 31, 2001 and 2000, the Company and the Bank not only exceeded each of the minimum capital requirements but also met the definition of "well capitalized" as defined by the FDIC under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Company or the Bank must maintain Tier 1 Total, and Leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company's or the Bank's classification as "well capitalized."

The Company's and the Bank's actual capital ratios and amounts at December 31, 2001 and 2000, follow:

                                                             Risk-Based Ratios
                           --------------------------------------------------------------------------------------
                                 Tier 1 Capital                Total Capital                Leverage Capital
                           --------------------------    --------------------------    --------------------------
                               2001           2000           2001           2000           2001           2000
-----------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Capital Ratios:
Adequately capitalized           4.00%          4.00%          8.00%          8.00%          4.00%          4.00%
Well capitalized                 6.00%          6.00%         10.00%         10.00%          5.00%          5.00%
LSB Corporation                 15.74%            --          16.97%            --          11.46%            --
Lawrence Savings Bank           15.15%         15.67%         16.39%         16.86%         11.46%         11.71%

Capital Amounts:
Adequately capitalized
  LSB Corporation          $   13,236     $       --     $   26,472     $       --     $   17,392     $       --
  Lawrence Savings Bank        13,155         12,381         26,310         24,762         17,390         16,567
Well capitalized
  LSB Corporation              19,854             --         33,090             --         21,740             --
  Lawrence Savings Bank        19,733         18,572         32,888         30,953         21,737         20,709
Actual Amounts:
  LSB Corporation              52,081             --         56,151             --         52,081             --
  Lawrence Savings Bank        49,824         48,516         53,894         52,201         49,824         48,516
=================================================================================================================

STOCKHOLDERS' RIGHTS PLAN

In 1996, the Board of Directors adopted a stockholder rights plan declaring a dividend of one preferred stock purchase right for each share of outstanding common stock. The rights will remain attached to the common stock and are not exercisable except under limited circumstances relating to (i) acquisition of beneficial ownership of more than 10% of the outstanding shares of common stock, or (ii) a tender offer or exchange offer that would result in a person or group beneficially owning more than 10% of the outstanding share of common stock. The rights are not exercisable until those aforementioned circumstances occur. The rights expire in 2006. Until a right is exercised, the holder has no rights to vote or to receive dividends. The rights are not taxable to stockholders until exercisable.

(10)  EMPLOYEE BENEFITS

The Company provides pension benefits for its employees through membership in the Savings Bank Employees' Retirement Association (the "Plan"). The Plan is a multiple-employer, non-contributory, defined benefit plan. Bank employees become eligible after attaining age 21 and completing one year of service. Additionally, benefits become fully vested after three years of eligible service. The Company's annual contribution to the Plan is based upon standards established by the Employee Retirement Income Security Act. The contribution is based on an actuarial method intended to provide not only for benefits attributable to service to date, but also for those expected to be earned in the future.

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements through the Plan's latest valuation dates which were October 31, 2001 and 2000.

                                                           2001           2000
--------------------------------------------------------------------------------
(In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year                  $ 4,640        $ 4,317
Service cost                                                 280            258
Interest cost                                                360            334
Actuarial (gain) loss                                        195           (117)
Benefits paid                                                (79)          (152)
                                                         -------        -------
Benefit obligation at end of year                        $ 5,396        $ 4,640
================================================================================

Change in plan assets:
Fair value of plan assets at beginning of year           $ 6,478        $ 5,570
Actual return on plan assets                                (704)           799
Employer contribution                                         21            261
Benefits paid                                                (79)          (152)
                                                         -------        -------
Fair value of plan assets at end of year                 $ 5,716        $ 6,478
================================================================================

Funded status                                            $   320        $ 1,838
Unrecognized net actuarial gain                           (1,386)        (3,043)
Unrecognized prior service cost                              (36)           (40)
                                                         -------        -------
Accrued benefit cost included in other liabilities       $(1,102)       $(1,245)
================================================================================

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.00% and 7.75% for 2001 and 2000.

Net pension cost components for the years ended October 31, follow:

                                                 2001         2000         1999
--------------------------------------------------------------------------------
(In Thousands)
Service cost                                    $ 280        $ 258        $ 305
Interest cost                                     360          334          317
Expected return on plan assets                   (518)        (416)        (349)
Amortization of net (gains) losses               (240)        (228)        (112)
Net amortization and deferrals                     (4)          (4)          (4)
                                                -----        -----        -----
Net periodic pension cost                       $(122)       $ (56)       $ 157
================================================================================

Assumptions used to develop the net periodic pension cost were:

                                                     2001           2000           1999
----------------------------------------------------------------------------------------
Discount rate                                        7.75%          7.75%          6.75%
Rate of increase in compensation levels              4.50           4.50           4.50
Expected long-term rate of return on assets          8.00           8.00           8.00
========================================================================================

The Company provides an employee savings plan (the "Savings Plan") through the Savings Banks Employees' Retirement Association. The Savings Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Employees are eligible to participate in the Savings Plan immediately upon employment with the Company provided they have attained 21 years of age. Company employees become eligible for matching contributions after completing one year of service with 1,000 hours or more. On an annual basis, the Company determines whether or not to contribute to the Savings Plan. The Company contributed $91 thousand and $80 thousand on behalf of the employees who were in the Savings Plan in 2001 and 2000, respectively.

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS




The Board offers options on its common stock to Directors, Management and Officers to purchase unissued common stock of the Company at a price equal to the fair market value of the Company's common stock on the date of grant. All options expire ten years from the date of grant. The Company applies APB Opinion No. 25 and related interpretations in accounting for its Stock Option Plan. Had compensation cost for the Company's Stock Option Plan been determined consistent with SFAS 123, the Company's net income and earnings per share would have been reduced to the proforma amounts for the years ended December 31, and are presented in the table which follows:

                                              2001            2000            1999
------------------------------------------------------------------------------------
(In Thousands except per share data)
Net Income:
  As Reported                              $   3,357       $   4,323       $   2,754
  Pro forma                                    3,086           4,167           2,604
Basic earnings per share
  As Reported                              $    0.77       $    0.99       $    0.63
  Pro forma                                     0.71            0.96            0.60
Diluted earnings per share
  As Reported                              $    0.74       $    0.97       $    0.61
  Pro forma                                     0.68            0.94            0.58
====================================================================================

Under the 1986 and 1997 Stock Option Plans, the Bank may grant options to Directors, Officers or employees up to 859,100 of which 151,970 shares have been exercised. As of December 31, 2001, 601,030 options were outstanding with 105,100 available for future use. The vesting schedule provided for 50% of options granted are vested after the first year and an additional 25% vest each year thereafter. Options are fully vested three years after the grant date.

The summary of the status of the Stock Option Plan as of December 31, and changes during the years ended follow:

                                                                        2001                 2000                 1999
                                                                -------------------  -------------------  -------------------
                                                                           WEIGHTED             Weighted             Weighted
                                                                            AVERAGE              Average              Average
                                                                NUMBER OF  EXERCISE  Number of  Exercise  Number of  Exercise
                                                                 OPTIONS     PRICE    Options     Price    Options     Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                 452,030   $   6.67   463,030   $   6.66   326,030   $   5.32
  Granted                                                        165,000      13.87        --         --   162,000       9.06
  Exercised                                                      (14,750)      7.00    (8,000)      5.50   (25,000)      4.70
  Canceled                                                        (1,250)      9.13    (3,000)      9.13        --         --
                                                                --------             --------             --------
Outstanding at end of year                                       601,030       8.63   452,030       6.67   463,030       6.66
                                                                ========             ========             ========
Options exercisable end of year                                  397,530       6.42   372,530       6.16   301,030       5.37
Weighted average fair value of options granted during the year             $   5.47             $     --             $   3.18
=============================================================================================================================

The following table summarizes information about the Stock Option Plans based on a range of exercise prices as of December 31, 2001.

                                           OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                 --------------------------------------       -----------------------
                                               WEIGHTED       WEIGHTED                      WEIGHTED
                                                AVERAGE        AVERAGE                       AVERAGE
                                 NUMBER OF     EXERCISE       REMAINING       NUMBER OF     EXERCISE
Range of Exercise Price           OPTIONS        PRICE          LIFE           OPTIONS        PRICE
-----------------------------------------------------------------------------------------------------
$2.00 to $5.00                    107,530      $    4.38      2.1 YEARS        107,530      $    4.38
$5.01 to $8.00                    185,000           6.05      4.4 YEARS        183,500           6.04
$8.01 to $11.00                   143,500           9.13      7.6 YEARS        106,500           9.13
$11.01 to $14.00                  165,000          13.87      9.6 YEARS             --             --
                                  -------                                      -------
Outstanding at end of year        601,030           8.63      6.2 YEARS        397,530           6.42
=====================================================================================================

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                2001          2000         1999
--------------------------------------------------------------------------------
Expected volatility                            35.00%           --        29.50%
Risk-free interest rate                         5.12%           --         6.07%
Expected dividend yield                         3.37%           --         2.30%
Expected life in years                            10            --            8
================================================================================

In addition to the Company's defined benefit pension plan, the Company sponsors a defined benefit post-retirement plan that provides limited post-retirement medical benefits to certain full-time employees who retire before age 65 and life insurance benefits to full-time employees who retire after age 62 and after completing 10 years of service. The plan is non-contributory. The Company's policy is to fund the cost of postretirement benefits in amounts determined at the discretion of management.

The amounts of accrued postretirement benefit cost reported on the Company's consolidated balance sheet were $262 thousand and $234 thousand as of December 31, 2001 and 2000, respectively.

(11)  CONTINGENCIES

The Bank is involved in various legal proceedings incidental to its business. After review with legal counsel, management does not believe resolution of such litigation will have a material adverse effect on the financial condition and operating results of the Bank.

In one litigation matter, the Bank was awarded a $4.2 million judgment in 1997. The Bank expects to prevail on this appeal. The Bank expects to collect this judgment, at least in substantial part, which would have a material favorable impact to the Bank's financial statements. Post judgment interest accrues from the date of this judgment and approximates $1.9 million at December 31, 2001. However, collectibility of post-judgment interest in addition to the $4.2 million award has not yet been determined.

In another litigation matter, the Bank was awarded $1.1 million by a jury verdict, during the fourth quarter 1999, in a legal case where the Bank sought to recover damages from loans previously charged off.

In 2000, the court entered final judgment for approximately $1.8 million, which includes accrued interest. This award has been appealed by defendants and collectibility of this award is subject to this appeal and other contingencies.

It is management's opinion the timing and final amount to be collected cannot be determined at this time. Accordingly, no recognition of these judgments has been recorded in the financial statements.

(12)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk. These instruments, in the form of commitments to extend credit and financial and standby letters of credit, are offered in the normal course of business to meet the financing needs of customers. The company is exposed to varying degrees of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements as a result of such transactions. Commitments to extend credit are agreements to lend to a customer as long as there is compliance with conditions established in the agreement. These extensions of credit are based upon traditional underwriting standards and generally have a fixed expiration date of less than five years.

Letters of credit are documents issued by the Company on behalf of its customers in favor of third parties, who can present requests for drafts from the Company within specified terms and conditions. Letters of credit are secured by cash deposits. Standby letters of credit are conditional commitments issued by the Company to guarantee payment to a third party. Outstanding letters of credit generally expire within one year. The credit risk involved with these instruments is similar to the risk of extending loans and, accordingly, the underwriting standards are also similar. It is expected that most letters of credit will not require cash disbursements.

The components of financial instruments with off-balance sheet risk at December 31, follow:

                                                                         FIXED       VARIABLE
2001                                                                     RATE          RATE        TOTAL
---------------------------------------------------------------------------------------------------------
(In Thousands)
Financial instruments with contract amounts represent credit risk:
  Unused commitments to extend credit:
  Residential mortgages                                                 $ 2,918      $ 1,707      $ 4,625
  Home equity lines of credit                                             2,355        6,706        9,061
  Personal lines of credit                                                  225           --          225
  Commercial real estate mortgage                                         5,682       13,848       19,530
  Construction                                                               --       16,635       16,635
  Commercial loans                                                          250       29,030       29,280
                                                                        -------      -------      -------
Total unused commitments                                                $11,430      $67,926      $79,356
=========================================================================================================
Letters of credit and standby letters of credit                         $    --      $ 1,978      $ 1,978
=========================================================================================================
Forward commitments to sell mortgage loans                              $ 7,475      $    --      $ 7,475
=========================================================================================================

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS




---------------------------------------------------------------------------------------------------------

                                                                         Fixed       Variable
2000                                                                      Rate         Rate        Total
---------------------------------------------------------------------------------------------------------
(In Thousands)
Financial instruments with contract amounts represent credit risk:
  Unused commitments to extend credit:
  Residential mortgages                                                 $   666      $ 1,517      $ 2,183
  Home equity lines of credit                                             2,059        5.454        7,513
  Personal lines of credit                                                  237           --          237
  Commercial real estate mortgage                                            56        4,522        4,578
  Construction                                                               --       13,097       13,097
  Commercial loans                                                        3,105       30,480       33,585
                                                                        -------      -------      -------
Total unused commitments                                                $ 6,123      $55,070      $61,193
=========================================================================================================
Standby and financial letters of credit                                 $    --      $ 2,357      $ 2,357
=========================================================================================================
Forward commitments to sell mortgage loans                              $   165      $    --      $   165
=========================================================================================================

Forward commitments to sell mortgage loans are contracts which the Company enters into for the purpose of reducing the interest rate risk associated with originating loans held for sale. Risk may arise from the possible inability of the Company to originate loans to fulfill the contracts. Unrealized gains or losses on contracts used to hedge the Company's closed loans and pipeline of loans expected to close are considered in determining the lower of cost or market value of loans held for sale.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND DUE FROM BANKS, SHORT-TERM INVESTMENTS, STOCK IN FEDERAL HOME LOAN BANK OF BOSTON, ACCRUED INTEREST RECEIVABLE AND ACCRUED INTEREST PAYABLE.

The carrying amount of each of these assets and liabilities is a reasonable estimate of fair value.

INVESTMENT SECURITIES

For investment securities, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by classified and non-classified categories.

The fair value of non-classified loans is calculated by discounting scheduled cash flows through the expected maturity using current rates at which similar loans would be made to borrowers with similar credit ratings. For non-classified residential mortgage loans, maturity estimates are based on secondary market sources.

Fair value for significant classified loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

DEPOSITS AND MORTGAGORS' ESCROW ACCOUNTS

The fair value of demand deposits, NOW accounts, money market deposit accounts, savings accounts, and mortgage escrow accounts of borrowers is the amount payable on demand at the balance sheet date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

BORROWED FUNDS

The fair value of borrowed funds is determined as the cost of extinguishing the debt inclusive of any and all prepayment penalties. The prepayment penalties are determined by the Federal Home Loan Bank of Boston.

The estimated fair values of the Bank's financial instruments at December 31, follow:


                                             2001                        2000
                                    ----------------------      ----------------------
                                    CARRYING        FAIR        CARRYING        FAIR
                                       VALUE       VALUE           VALUE       VALUE
--------------------------------------------------------------------------------------
(In Thousands)
Financial assets:
  Cash and due from banks           $  7,457      $  7,457      $  7,086      $  7,086
  Short-term investments               5,705         5,705        15,427        15,427
  Investment securities              173,768       176,652       150,833       151,420
  Federal Home Loan Bank stock         5,950         5,950         5,950         5,950
  Accrued interest receivable          2,604         2,604         2,969         2,969
  Loans, net                         232,327       238,512       218,360       221,197

Financial liabilities:
  Deposits                          $268,450      $269,533      $270,548      $270,873
  Borrowed funds                     111,099       113,381        86,161        86,673
  Mortgagors' escrow accounts            573           573           513           513
  Accrued interest payable               498           498           460           460
======================================================================================

FAIR VALUE OF FINANCIAL INSTRUMENTS OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

Off-balance-sheet financial instruments generally have interest rates which reflect current market rates. Management has determined that the difference between the carrying and fair value of these instruments is not material.

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Changes in assumptions and market conditions could significantly affect these estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include other real estate acquired, banking premises and equipment, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.
-----------------------------------------------------------------------------
(14)  CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The condensed financial statements for LSB Corporation, referred to as the "Parent Company" for purposes of this Note only at and for the year ended December 31, follow:

Balance Sheet                                                              2001
--------------------------------------------------------------------------------
(In Thousands)
Assets:
Cash deposits in subsidiaries                                            $   248
Investment securities held to maturity at amortized cost                   1,999
Investment in subsidiary, at equity                                       51,817
Other assets                                                                  44
                                                                         -------
  Total assets                                                           $54,108
                                                                         -------
Liabilities and Stockholders' Equity:
Liabilities:
  Accrued income taxes                                                   $    11
  Accrued expenses                                                             5
                                                                         -------
    Total liabilities                                                         16
                                                                         -------
Total stockholders' equity                                                54,092
                                                                         -------
    Total liabilities and stockholders' equity                           $54,108
================================================================================

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS




--------------------------------------------------------------------------------

Statement of Operations                                                    2001
--------------------------------------------------------------------------------
(In Thousands)
  Dividends from bank subsidiary                                        $ 3,320
                                                                        -------
    Total operating income                                                3,320
  Non-interest expenses                                                     188
                                                                        -------
  Income before income taxes and undistributed earnings                   3,132
  Income tax benefit                                                         (7)
                                                                        -------
  Income before undistributed earnings of subsidiary                      3,139
  Equity in undistributed earnings of subsidiary                            218
                                                                        -------
  Net income                                                            $ 3,357
================================================================================

The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.
--------------------------------------------------------------------------------
(15)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                            2001
                                                         -------------------------------------------
                                                         MARCH        JUNE      SEPTEMBER   DECEMBER
                                                           31          30          30          31
----------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)
Interest and dividend income                             $7,398      $7,282      $7,237      $6,875
Interest expense                                          4,196       4,007       3,928       3,480
                                                         ------      ------      ------      ------
Net interest income                                       3,202       3,275       3,309       3,395
Provision for loan losses                                    --          50         125          --
                                                         ------      ------      ------      ------
Net interest income after provision for loan losses       3,202       3,225       3,184       3,395
Non-interest income                                         281         298         354         493
Non-interest expense                                      2,208       2,303       2,312       2,299
                                                         ------      ------      ------      ------
Income before income tax                                  1,275       1,220       1,226       1,589
Income tax                                                  484         430         472         567
                                                         ------      ------      ------      ------
Net income                                               $  791      $  790      $  754      $1,022
====================================================================================================

Basic earnings per share                                 $ 0.18      $ 0.18      $ 0.17      $ 0.23
Diluted earnings per share                               $ 0.18      $ 0.17      $ 0.17      $ 0.22
====================================================================================================

                                                                            2000
                                                         -------------------------------------------
                                                         March        June       September  December
                                                           31          30           30         31
----------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)
Interest and dividend income                             $7,015      $7,106      $7,330      $7,586
Interest expense                                          3,778       4,001       4,224       4,355
                                                         ------      ------      ------      ------
Net interest income                                       3,237       3,105       3,106       3,231
Provision for loan losses                                    --          --         125         125
                                                         ------      ------      ------      ------
Net interest income after provision for loan losses       3,237       3,105       2,981       3,106
Non-interest income                                         288         296         246         294
Non-interest expense                                      2,128       2,049       2,085       2,114
                                                         ------      ------      ------      ------
Income before income tax (benefit)                        1,397       1,352       1,142       1,286
Income tax (benefit)                                        497         456        (185) (i)     86 (i)
                                                         ------      ------      ------      ------
Net income                                               $  900      $  896      $1,327      $1,200
====================================================================================================

Basic earnings per share                                 $ 0.21      $ 0.21      $ 0.30      $ 0.27
Diluted earnings per share                               $ 0.20      $ 0.20      $ 0.30      $ 0.27
====================================================================================================

(i) Included tax benefits of $639 thousand and $213 thousand in the third and fourth quarters of 2000, respectively.

                            STOCKHOLDER INFORMATION



The Company's stock trades on the Nasdaq Stock Market under the symbol "LSBX". Sales prices of the stock are reported in the Wall Street Journal as "LSBCorp". Prior to July 1, 2001, the Bank's common stock traded on the Nasdaq Stock Market under the symbol "LSBX". Prices of the Bank's common stock were reported in the Wall Street Journal as "LawrenceSvg".

The following table sets forth for the fiscal periods indicated certain information with respect to the sales prices of the Company's common stock.

                                                                  Price
                                                         -----------------------
Fiscal Year                                               High             Low
--------------------------------------------------------------------------------
2001
  First Quarter                                          $ 11.86         $  9.81
  Second Quarter                                           13.65           10.50
  Third Quarter                                            14.00            9.81
  Fourth Quarter                                           13.10           10.11

2000
  First Quarter                                          $ 7.625         $ 6.750
  Second Quarter                                           7.500           6.813
  Third Quarter                                            9.313           6.625
  Fourth Quarter                                          10.875           8.000

1999
  First Quarter                                          $ 12.94         $  9.50
  Second Quarter                                           10.50            8.25
  Third Quarter                                             9.50            7.50
  Fourth Quarter                                            8.50            7.13

The Company declared and paid a cash dividend of $0.40 per share ($0.10 in each quarter) during 2001. The Company expects to pay dividends during 2002.

On December 31, 2001 there were approximately 1,104 holders of common stock. This number does not reflect the number of persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

The Annual Meeting of the stockholders of LSB Corporation will be held at 10:00 a.m. on Tuesday, May 7, 2002 at the Andover Country Club, Canterbury Street, Andover, Massachusetts.

CORPORATE HEADQUARTERS
LSB Corporation
30 Massachusetts Avenue
North Andover, MA 01845-3460

MAILING ADDRESS
30 Massachusetts Avenue
North Andover, MA 01845-3460

INVESTOR RELATIONS
Barbara Biondo
Telephone (978) 725-7556
Fax (978) 725-7593

A COPY OF THE COMPANY'S FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE SECURITIES AND EXCHANGE ACT OF 1934, IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO INVESTOR RELATIONS.

TRANSFER AGENT
EquiServe Trust Company
150 Royall Street
Canton, MA 02021

INDEPENDENT AUDITORS
KPMG LLP
99 High Street
Boston, MA 02110

LEGAL COUNSEL
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, MA 02110-3333



                       Book Value Per Share vs Stock Price

                                  [BAR CHART]


                  1997          1998          1999          2000          2001
Book Value      $   8.77      $  10.78      $  11.11      $  11.99      $  12.35

Stock Price     $  16.38      $  12.81      $   7.63      $  10.50      $  12.69

                                  DIRECTORS OF
                              LSB CORPORATION AND
                             LAWRENCE SAVINGS BANK


EUGENE A. BELIVEAU, D.D.S.
Dentist

KATHLEEN I. BOSHAR
Sales Manager
DeWolfe Companies

MALCOLM W. BRAWN
Executive Vice President & Secretary
The Andover Companies

THOMAS J. BURKE
Chairman of the Board
LSB Corporation and
Lawrence Savings Bank
Register of Deeds
Attorney

BYRON R. CLEVELAND, JR.
President
J. H. Horne & Sons

NEIL H. CULLEN
Chief Financial Officer
Phillips Academy

RICHARD HART HARRINGTON, CPA
Chairman
Gordon, Harrington & Osborn, P.C.

ROBERT F. HATEM
Executive Assistant to the President
Northern Essex Community College

MARSHA A. MCDONOUGH
Regional Education Offices
U.S. Department of State

PAUL A. MILLER
President and
Chief Executive Officer
LSB Corporation and
Lawrence Savings Bank




                                   OFFICERS OF
                                 LSB CORPORATION



PAUL A. MILLER
President and Chief Executive Officer

JOHN E. SHARLAND
Senior Vice President, Treasurer and
Chief Financial Officer

ROBERT P. PERREAULT
Executive Vice President,
Clerk and Secretary

RICHARD J. D'AMBROSIO
Assistant Treasurer

TIMOTHY L. FELTER
Assistant Treasurer

JEFFREY W. LEEDS
Assistant Treasurer

                                   OFFICERS OF
                             LAWRENCE SAVINGS BANK

PAUL A. MILLER
President and
Chief Executive Officer

CARLA M. FRIEDRICH
Vice President and
Human Resources Officer

ROBYN K. LEBUFF
Vice President and
Marketing Officer

BRENDA MISKINIS
Assistant Vice President
Marketing Officer

LENDING DIVISION
JEFFREY W. LEEDS
Executive Vice President and
Chief Lending Officer

COMMERCIAL BANKING
JACOB KOJALO
Senior Vice President and
Senior Lending Officer

ROBERT J. DELUCA
Vice President

STEVEN K. VENTRE
Vice President

COMMERCIAL REAL ESTATE LENDING
FREDERICK P. MALOOF
Vice President

JOHN P. TEOLI
Vice President

PAUL M. VALLACE
Vice President

CREDIT POLICY AND ADMINISTRATION
LEE D. DICKEY
Senior Vice President

JOHN P. MALYNN
Vice President and
Collections Manager

LINDA A. BAILEY
Assistant Vice President and
Credit Administration Officer

CONSUMER LENDING
MAUREEN MCCARTHY
Vice President and
Compliance/CRA Officer

RESIDENTIAL MORTGAGE LENDING
ROBERT P. PERREAULT
Executive Vice President
Residential Mortgage Lending and Clerk

SUSAN M. CAIN
Assistant Vice President and
Senior Mortgage Underwriter

LYNETTE S. KIMBALL
Assistant Vice President and
Loan Closing Coordinator

FINANCE DIVISION
JOHN E. SHARLAND
Senior Vice President, Treasurer and
Chief Financial Officer

LINDA M. CHASE BORRELLI
Vice President and
Controller

PERSONAL BANKING DIVISION
TIMOTHY L. FELTER
Executive Vice President and
Investment Officer

SHARON S. PRIVITERA
Vice President and
Branch Administrator/Security Officer

GAYLE M. FILI
Vice President and
Branch Manager

CHERYL A. PARENT
Vice President and
Branch Manager

ANNA CURRAO
Assistant Vice President and
Branch Manager

SUSAN M. DANCAUSE
Assistant Vice President and
Retirement Services Officer

LINDA BUELL
Branch Manager

PAUL M. FRANK
Branch Manager

SUPPORT SERVICE DIVISION
RICHARD J. D'AMBROSIO
Senior Vice President

CARMELA CUTULI
Vice President and
Loan Servicing Manager

CHERYL A. VINING
Vice President and
Deposit Servicing Manager

STANLEY R. WARD, JR.
Assistant Vice President

LAURA LAVOIE
Assistant Vice President
Computer Network Engineer

CORPORATE HEADQUARTERS OF
LSB CORPORATION

30 Massachusetts Avenue
North Andover, MA   01845-3460
(978) 725-7500

BANKING OFFICES OF
LAWRENCE SAVINGS BANK

MAIN OFFICE:
30 Massachusetts Avenue
North Andover, MA   01845-3460
(978) 725-7500
Fax: (978) 725-7607

BRANCH OFFICES:
342 North Main Street
Andover, MA   01810
(978) 725-7590

300 Essex Street
Lawrence, MA   01840
(978) 725-7530

20 Jackson Street
Methuen, MA   01844
(978) 725-7545

148 Lowell Street
Methuen, MA   01844
(978) 725-7570

Lawrence Savings Bank
24 Hour Information
Phone:(978) 725-7700


www.LawrenceSavings.com

Member
FDIC

Member
DIF

                                [RECYCLED LOGO]

                This Annual Report is printed on recycled paper.     LSBCM-AR-02