Form 10-K, Exhibit 13
period 2002-12-31
LSB CORP
filed 2003-03-28
CIK 1143848

                                                                      EXHIBIT 13

                           LETTER TO THE STOCKHOLDERS

LSB Corporation reported net income for the year ended December 31, 2002 of $3,100,000 or $0.69 diluted earnings per share as compared to $3,357,000 or $0.74 diluted earnings per share for the year ended in 2001. The Company paid dividends of $0.44 per share in 2002 and $0.40 per share in 2001, a 10% increase from 2001 and a 69% increase from 2000, in which $0.26 per share was paid.

The decrease to net income for the year 2002 was due to higher non-interest expenses. Salaries and employee benefits increased to $6,006,000 in 2002 as compared to $5,264,000 in 2001 due to normal salary increases and an increase of $358,000 in pension expense associated with the employees defined benefit pension plan. Professional fees increased by $135,000 in 2002 compared to 2001 due to legal expenses. Other expenses increased due to increased holding company expenses, data processing and expenses and other customer related expenses. The Company had some positive impacts to earnings offsetting the rise in non-interest expenses. Net interest income increased by $392,000 for the year ended 2002 compared to 2001. The provisions for loan losses were zero in 2002 compared to $175,000 in 2001. Non-interest income increased to $1,493,000 for the year ended 2002 compared to $1,426,000 in 2001. This increase was due to gains on the sale of mortgage loans of $529,000 in 2002 compared to $249,000 in 2001. Deposit account fees increased to $665,000 in 2002 from $594,000 in 2001. Offsetting these increases to non-interest income was a decrease in loan fees to a loss of $145,000 from income of $155,000, respectively, for the years ended 2002 and 2001. The loss on loan fees was due primarily to provisions for losses on mortgage servicing rights of $233,000 in 2002.

Net interest income increased by 3% to $13,573,000 for the year ended 2002 compared to $13,181,000 for the same period in 2001. The net interest margin was fairly level year-to-date at 3.20% from 3.21% in 2002 and 2001, respectively. Although interest income increased during 2002, lower interest rates had a negative impact due to the acceleration of the amortization of premiums associated with Collateralized Mortgage Obligations ("CMO's") in the amount of $243,000 due to the current low interest rate environment of mortgage loans which has decreased the duration of these investment securities.

The Company continues to look for quality assets and seeks to maintain a low level of risk assets as it grows the loan portfolios, which increased by $6,730,000 in 2002 to $243,127,000. Non-performing loans were $1,000 at December 31, 2002 and $951,000 at December 31, 2001. The Company has not acquired property through foreclosure in the past four years.

Total assets were $439,134,000 at December 31, 2002 up slightly from $438,267,000 at December 31, 2001. The increase in asset size at December 31, 2002 from December 31, 2001 is due to an increase in the loan portfolio of $6,730,000 and an increase in Federal Funds of $3,928,000 partially offset by a decrease in the investment portfolio as securities matured. Deposits increased by $11,015,000 which helped pay down borrowed funds of $9,508,000 as these borrowed funds became due.

Total deposits at December 31, 2002 were $279,465,000 up from $268,450,000 at December 31, 2001. The increase in deposits at December 31, 2002 from December 31, 2001 was primarily due to an increase in NOW, money market and savings deposit accounts.

The Corporation's leverage ratio was 12.10% and 11.98% at December 31, 2002 and December 31, 2001, respectively. The Corporation exceeds all regulatory minimum capital ratio requirements as defined by the Federal Reserve Bank as of and for December 31, 2002 and 2001. The Bank exceeds all regulatory minimum capital requirements as defined by the FDIC as of and for December 31, 2002 and 2001.

The Company's 24 hour e-branch at LawrenceSavings.com continues to provide a convenient and useful delivery system of banking products to our customers. Customers can do their banking anytime, anywhere, using our website. During the coming year our Board of Directors, management and staff will continue to work to further improve the earnings of the Company and shareholder value.

Robert P. Perreault was the Executive Vice President and Clerk of the Company. He decided to retire in January 2003. He had over 43 years of service and friendship with Lawrence Savings Bank employees and customers. He was involved in opening four branch offices. Mr. Perreault's service to the Bank and Company has been greatly appreciated, and we wish him the very best in the years to come.
                                                           Photo of
                                                      Robert P. Perreault

/s/ Paul A. Miller
Paul A. Miller
President and Chief Executive Officer
LSB CORPORATION

FINANCIAL TABLE OF CONTENTS

 4    FINANCIAL HIGHLIGHTS

 5    BUSINESS

 8    MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS
      OF OPERATIONS

22    REPORT OF MANAGEMENT RESPONSIBILITY

23    INDEPENDENT AUDITORS' REPORT

24    CONSOLIDATED BALANCE SHEETS

25    CONSOLIDATED STATEMENTS OF
      OPERATIONS

26    CONSOLIDATED STATEMENTS OF CHANGES IN
      STOCKHOLDERS' EQUITY

27    CONSOLIDATED STATEMENTS OF
      CASH FLOWS

28    NOTES TO CONSOLIDATED FINANCIAL
      STATEMENTS

46    STOCKHOLDERS' INFORMATION

                              FINANCIAL HIGHLIGHTS

----------------------------------------------------------------------------------------------------------------------------
                 December 31,                        2002          2001               2000           1999            1998
----------------------------------------------------------------------------------------------------------------------------
  (Dollars in Thousands, Except Per Share Data)
BALANCE SHEET DATA:
Total assets                                       $ 439,134     $ 438,267         $ 413,090      $ 404,172        $ 340,041
Loans, gross                                         243,127       236,397           222,045        198,098          197,110
Allowance for loan losses                              4,167         4,070             3,685          3,381            3,272
Other real estate owned                                   12            22                32            519              556
Federal funds sold                                     9,633         5,705            15,427             -             5,629
U.S. Treasury, Government
  agency and Corporate obligations                   155,132       160,337           125,542        151,358           87,006
Municipal obligations                                  4,021         2,062                60            113            1,265
Other securities                                       7,256        11,369            25,231         26,301           25,216
Deposits                                             279,465       268,450           270,548        246,040          253,501
Borrowed funds                                       101,591       111,099            86,161        104,167           34,214
Equity                                                54,059        54,092            52,313         48,408           46,713

Year Ended December 31,                               2002         2001              2000           1999             1998
----------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Interest income                                    $  25,138     $  28,792         $  29,037      $  26,097        $  25,060
Interest expense                                      11,565        15,611            16,358         13,183           13,257
                                                   ---------     ---------         ---------      ----------       ---------
Net interest income                                   13,573        13,181            12,679         12,914           11,803
Provision for loan losses                                  -           175               250             75              450
Non-interest income                                    1,493         1,426             1,124            844            1,380
Non-interest expense                                  10,155         9,122             8,376          9,347            8,725
                                                   ---------     ---------         ---------      ---------        ---------
Income before income taxes                             4,911         5,310             5,177          4,336            4,008
Income tax expense (benefit)                           1,811         1,953               854          1,582           (4,800)
                                                   ---------     ---------         ---------      ---------        ---------
Net income                                         $   3,100     $   3,357         $   4,323      $   2,754        $   8,808
============================================================================================================================
Basic earnings per share                           $     .71     $     .77         $     .99      $     .63        $    2.04
Diluted earnings per share                         $     .69     $     .74         $     .97      $     .61        $    1.95
============================================================================================================================

OTHER DATA:
Interest rate spread                                    2.78%         2.64%             2.66%          3.05%            2.97%
Net interest margin on average earning
  assets                                                3.20          3.21              3.22           3.55             3.54
Return on average assets (net income /
  average assets)                                       0.71          0.79              1.05           0.72             2.52
Return on average equity (net income /
  average stockholders' equity)                         5.72          6.35              8.72           5.77            21.09
Dividend payout ratio (dividends declared per
  share divided by basic earnings per share)           61.97         51.95             26.26          23.81                -
Cash dividends declared and paid per
  common share                                     $    0.44     $    0.40         $    0.26      $    0.15        $       -
Average stockholders' equity to average
  assets ratio                                         12.34         12.39%            12.06%         12.47%           11.96%
----------------------------------------------------------------------------------------------------------------------------
Book value per share at year end                   $   12.71     $   12.35         $   11.99      $   11.11        $   10.78
----------------------------------------------------------------------------------------------------------------------------

BUSINESS

SUMMARY

LSB Corporation (the "Corporation" or the "Company") is a one bank-holding company principally conducting business through Lawrence Savings Bank (the "Bank"). The Corporation became the holding company for the Bank on July 1, 2001 pursuant to a plan of reorganization in which each share of Bank common stock then outstanding (and accompanying preferred stock purchase rights) was converted into and exchanged for one share of the Corporation's common stock (and accompanying preferred stock purchase rights). The Corporation's common stock is currently traded on the Nasdaq Stock Market under the symbol "LSBX". Prices of the common stock are reported in the Wall Street Journal as "LSB Corp".

The Bank was established as a Massachusetts savings bank in 1868; the Bank converted from mutual to stock form on May 9, 1986. Prior to July 1, 2001, the Bank's common stock traded on the Nasdaq Stock Market under the symbol "LSBX". Prices of the Bank's common stock were reported in the Wall Street Journal as "LawrenceSvg".

The Corporation is subject to regulation and supervision by the Board of Governors of the Federal Reserve System ("FRB"), and Massachusetts Division of Banks. The Bank is subject to supervision and regulation of, and periodic examination by, the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks.

The Bank has four wholly-owned subsidiaries at December 31, 2002. Shawsheen Security Corporation and Shawsheen Security Corporation II engage exclusively in buying, selling, dealing in and holding securities for their own accounts. Pemberton Corporation and Spruce Wood Realty Trust, respectively, hold foreclosed real estate and real estate used in the ordinary course of the Bank's business.

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

MARKET AREA

The Bank's primary market area is the Merrimack Valley of Massachusetts and southern New Hampshire. The Bank has five banking offices in the communities of Andover, Lawrence, Methuen (2), and North Andover, Massachusetts. The Bank has a new remote ATM location in Haverhill, Massachusetts.

LENDING ACTIVITIES

The Bank's loan portfolio consists of commercial real estate, commercial business, construction, residential mortgage, home equity and consumer loans. The Bank has been aggressive in seeking loans from creditworthy customers while competition on both pricing and underwriting terms have been strong in the Bank's market area. Gross loans at December 31, 2002 were $243.1 million up from $236.4 million at December 31, 2001.

COMMERCIAL REAL ESTATE. The Bank originates loans secured by real estate other than 1-4 family residential properties. These loans are generally secured by various types of commercial real estate including income properties, commercial facilities (including retail, manufacturing, office and office condominiums) and small businesses. The interest rates on these loans are fixed or variable. The interest rates are based on a margin over the Treasury note rate or another index (such as the Prime Rate as published in the Wall Street Journal) for a similar term. The margin is determined by the Bank based on the creditworthiness of the borrower, relationship profitability and competitive factors.

COMMERCIAL BUSINESS. The Bank originates loans secured by business assets which are not real estate. These loans are based on the creditworthiness, security offered and future cash flows of the borrower. The Bank has "Preferred Lender" status from the U.S. Small Business Administration ("SBA"). The interest rates on these loans are fixed or variable. The rates are primarily based on a margin over the Prime Rate as published in the Wall Street Journal or the Base Rate determined by the Bank. The margin is determined based on the creditworthiness of the borrower, security offered and competitive factors.

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

RESIDENTIAL MORTGAGES. The Bank originates fixed and adjustable rate residential mortgage loans which are underwritten to be eligible for sale in the secondary market. These loans are secured primarily by owner occupied 1-4 family primary residential properties. Adjustable rate mortgage loans are generally held by the Bank in the loan portfolio as a means to manage interest rate risk. Fixed rate mortgages are sold into the secondary market unless management believes they represent a good long-term asset based on various factors such as loan-to-value ratios, interest rates and management's expectations of a loan's duration.

SECONDARY MORTGAGE MARKET. The Bank is an approved seller and servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Massachusetts Housing Financing Agency ("MHFA"). Sales of mortgage loans may be made at a premium or discount resulting in gains or losses on the transaction. Based on the structure of the sale, loans sold in the secondary market provide the Bank with service fee income over the life of the loan.

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

DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS

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

COMPETITION

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

SUPERVISION AND REGULATION

The Corporation is subject to regulation and supervision by the Federal Reserve Bank ("FRB") pursuant to the Bank Holding Company Act of 1956, as amended, and files with the FRB an annual report and such additional reports as the FRB may require. The Corporation is also subject to the jurisdiction of the Massachusetts Division of Banks. As a bank holding company, the Company's activities are limited to the business of banking and activities closely related or incidental to banking. The Corporation may not directly or indirectly acquire the ownership or control of more than five percent of any class of voting shares or substantially all of the assets of any company that is not engaged in activities closely related to banking and also generally must provide notice to or obtain approval of the FRB in connection with any such acquisition. The Bank is a state-chartered savings bank subject to the regulations and supervisory authority of, and periodic examinations by, both the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks. These examinations test the Bank's safety and soundness and compliance with various statutory and regulatory requirements. The Bank is subject to federal and state taxation authorities. The Bank is subject to certain reserve and reporting requirements as a non-member bank of the Federal Reserve System. Federal and state bank regulatory agencies have authority to issue cease and desist orders, assess civil money penalties, remove officers and directors, issue capital directives and impose prompt corrective action restrictions or requirements to address safety and soundness and compliance issues of the Bank. In addition, the Bank must obtain prior regulatory approvals to undertake certain banking transactions and initiatives, including establishment, relocation or termination of a banking office, and merger or acquisition transactions with other banks or non-banking entities. The supervision and regulation of the Bank are intended primarily for the protection of depositors and non-business borrowers.

The results of examinations provide regulators with a means of measuring and assessing each institution and taking prompt corrective actions to address any safety and soundness or compliance issues.

USA PATRIOT ACT. On October 26, 2001, President George W. Bush signed into law the "Uniting and Strengthening America by providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001" (or "USA Patriot Act"). Title III of the USA Patriot Act, known as "The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" (the "Act") is intended to make it more difficult for terrorists to launder money in the United States. In addition, the Act also makes it easier for law enforcement and regulatory officials to share information and identify illegal money laundering activity.

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

SARBANES-OXLEY ACT OF 2002. On July 31, 2002, President George W. Bush signed into law the "Sarbanes-Oxley Act of 2002" (or the "Sarbanes-Oxley Act"). The Sarbanes-Oxley Act establishes a comprehensive framework for modernizing and reforming the oversight of public company financial accounting and disclosure practices. Principal components of the Sarbanes-Oxley Act include:

         - The creation of a public company accounting oversight board, with which all accounting firms performing audits for public companies are required to register, and which is empowered to set auditing, quality control and independence standards, to inspect registered firms, and to conduct investigations and to take disciplinary actions, subject to SEC oversight.

         - The strengthening of auditor independence from corporate management by limiting the type and scope of services that auditors can offer their public company audit clients, requiring periodic rotation of public company audit partners, requiring direct auditor reports to company audit committees, and prohibiting public companies from exerting improper influence over their outside auditors.

         - The imposition of new corporate governance requirements including among other things, independence and financial expertise requirements for audit committee membership and empowerment of public company audit committees to appoint, compensate and oversee their company's outside auditors.

         - Requirements that the Chief Executive Officer and the Chief Financial Officer certify financial statements included in public company filings with the SEC and disgorge bonuses and stock-based compensation for periods for which the company is forced to restate its financial results, a prohibition of insider stock trades during "black-out" periods when a company's employee benefits plans are precluded from trading, and a prohibition of public company loans or extensions of credit to directors and officers.

         - Requirements that public companies disclose whether they have a code of ethics for their senior financial officers and if not, why not, and that management periodically assess and report on the adequacy of the company's internal controls.

         - The imposition of new and accelerated public company disclosure requirements, requirements to report off balance sheet transactions and of accelerated reporting of insider transactions in company stock

The SEC has issued final and proposed regulations implementing many of the Sarbanes-Oxley Act provisions.

SECURITIES AND EXCHANGE COMMISSION FILINGS OF COMPANY'S WEB SITE. Under the Securities Exchange Act of 1934 Sections 13 and 15(d), periodic and current reports must be filed with the Securities and Exchange Commission ("SEC"). The Company electronically files the following reports with the SEC: Form 10-K (Annual Report), Form 10-Q (Quarterly Report), Form 8-K (Report of Unscheduled Material Events), Form 3, 4 & 5 (Statements of Ownership), Form S-3 and 8-A (Registration Statements, and Form DEF 14A (Proxy Statement). The Company may file additional forms. The SEC maintains an Internet site, www.sec.gov in which all forms filed electronically may be accessed. The Company's website: www.lawrencesavings.com has a new section for SEC filings available free of charge and provides a link under About Us, Stockholder Information, Nasdaq-Symbol. Company filings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND FACTORS WHICH MAY AFFECT FUTURE RESULTS

This Annual Report contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 as amended) that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of the Corporation, projected or anticipated benefits, or events related to other future developments involving the Corporation or the industry in which it operates. Also, when verbs in the present tense such as "believes," "expects," "anticipates," "continues," "attempts" or similar expressions are used, forward-looking statements are being made. Stockholders should note that many factors, some of which are discussed elsewhere in this document and in the documents which we incorporate by reference, could affect the future financial results of the Corporation and could cause results to differ materially from those expressed in or incorporated by reference in this document. Those factors include fluctuations in interest rates, inflation, government regulations and economic conditions and competition in the geographic and business areas in which the Corporation conducts its operations. As a result of such risks and uncertainties, the Corporation's actual results may differ materially from such forward-looking statements. The Corporation does not undertake, and specifically disclaims any obligation to publicly release revisions to any such forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those policies that have significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Management believes that the Company's critical accounting policies upon which the financial statements depend on and which involve the most complex or subjective decisions or assessments are as follows:

ALLOWANCE FOR LOAN LOSSES: The allowance balance reflects management's assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company's regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of the year. The allowance is increased by provisions for loan losses, which are a charge to the income statement, and by recoveries on loans previously charged-off. The allowance is reduced by loans charged-off. For a further discussion of the Company's methodology of assessing the adequacy of the allowance for loan losses, see Management's Discussion and Analysis of Financial Condition and Results of Operation and see Note 1 to the Consolidated Financial Statements for more details on establishing the allowance for loan losses.

INCOME TAXES: Operating losses in the early 1990's resulted in available tax loss carry-forwards. A deferred tax valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income in the carry-forward period. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax valuation allowances are established and based on management's judgment as to whether it is more likely than not that all or some portion of the future tax benefits of prior operating losses will be realized. It should be noted, however, that factors beyond Management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. For a further discussion on income taxes, see Management's Discussion and Analysis of Financial Condition and Results of Operation and see Note 1 & 8 to the Consolidated Financial Statements.

MORTGAGE SERVICING RIGHTS: When loans are sold with servicing rights retained, the Company allocates the carrying amount of the loan between the underlying asset sold and the rights retained, based on their relative fair values. The fair value is estimated using market prices when available or using a valuation model that calculates the present value of future servicing fee income using discount rates and prepayment assumptions that management believes represent current market conditions. The following risk characteristics are considered for determining fair value; loan type, interest rate, loan term and remaining maturities. The resulting mortgage servicing rights are amortized over the period of estimated net servicing income using a method which approximates the interest method. Actual prepayment experience is reviewed periodically. When actual prepayments exceed estimated prepayments, the balance of the mortgage servicing rights is adjusted accordingly through the establishment of a valuation allowance. Periodically, the mortgage servicing rights are assessed for impairment based on the fair value of such rights and recognized by a charge to the valuation allowance. For further details on mortgage servicing rights see
Note 1 & 4 to the Consolidated Financial Statement.

FINANCIAL CONDITION

OVERVIEW

Total assets amounted to $439.1 million at December 31, 2002 up slightly from $438.3 million at December 31, 2001. The increase in asset size during 2002 is the result of an increase in the gross loan portfolio of $6.7 million and an increase in Federal Funds of $3.9 million partially offset by a decrease in the investment portfolio as securities matured. Deposits increased by $11.0 million which helped pay down borrowed funds of $9.5 million as these became due.

INTEREST EARNING ASSETS

The Company manages its earning assets by utilizing available capital resources in a manner consistent with the Company's credit, investment and leverage policies. Loans, U.S. Treasury and Government Agency obligations, mortgage-backed securities, other investment securities, and short-term investments comprise the Company's earning assets. Total earning assets averaged $424.8 million in 2002, an increase of $13.6 million or 3.3% from 2001. Average earning assets in 2001 totaled $411.2 million which was a $17.0 million or 4.0% increase from $394.2 million in 2000.

One of the Company's primary objectives continues to be the origination of loans that are soundly underwritten and collateralized. The Company's loan portfolios for commercial real estate and commercial business loans increased in 2002, 2001 and 2000. Loan growth in these portfolios caused the average balance of the loan portfolio to increase in 2002 and 2001 by $4.4 million and $26.9 million, respectively, to $235.0 million and $230.6 million, respectively, from $203.7 million in 2000.

The Company increases the investment portfolio through funds obtained from the FHLB, repurchase agreements and other borrowings when it is profitable to do so. The average balance of investment securities, including U.S. Treasury and Government Agency securities, mortgage-backed securities, other bonds and equity securities, and short-term investments amounted to $189.7 million in 2002 as compared to $180.6 million in 2001 and $190.5 million in 2000. These securities represent 43.2% of the Company's average assets at December 31, 2002 versus 42.3% and 46.3%, respectively, of average assets at December 31, 2001 and 2000.

INVESTMENT SECURITIES

The investment portfolio totaled $166.4 million and $173.8 million, respectively, at December 31, 2002 and 2001, a decrease of $7.4 million or 4.2%. The largest decrease was in corporate obligations which decreased $21.5 million during 2002 as securities matured. Mortgage-backed securities and asset-backed securities also experienced decreases in 2002 of $6.0 million and $3.8 million, respectively, due to the low interest rate environment and increased refinance activity the principal repayments on these securities have been higher than normal. Partially offsetting these decreases were increases in U.S. Agencies and municipal obligations of $22.0 million and $2.0 million, respectively, during 2002. For more information on investment securities, see Financial Highlights and Note 2 of the Consolidated Financial Statements.

LOANS

Total loans at December 31, 2002 and 2001 amounted to $243.1 million and $237.4 million, respectively, an increase of $6.7 million or 2.8%. Residential loans decreased $18.5 million or 23.5% during 2002, offset by increases in commercial real estate, commercial loans and construction loans of $12.6 million, $13.5 million and $2.9 million, respectively. The shift in the portfolio mix was accomplished to maximize these higher yielding assets. Equity loans decreased $1.9 million or 14.2% as a result of the heavy refinance market. Consumer loans decreased $337 thousand. For more information on loans, see Interest Rate Sensitivity and Note 4 of the Consolidated Financial Statements.

The components of the loan portfolio at December 31, follow:

                                       2002                2001                2000                 1999              1998
------------------------------------------------------------------------------------------------------------------------------------
                                 Balance   Percent   Balance   Percent   Balance  Percent   Balance    Percent  Balance    Percent
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Residential real estate loans:
 Fixed rate                     $ 31,583     13.0%  $ 40,861    17.3%  $  44,350    20.0%   $ 49,825     25.1%  $ 47,887    24.3%
 Adjustable rate                  28,557     11.7     37,744    16.0     33,576     15.1      30,232     15.3     31,845    16.2
                                --------    -----   --------   -----   ---------   -----    --------    -----   --------   -----
                                  60,140     24.7     78,605    33.3      77,926    35.1      80,057     40.4     79,732    40.5
                                --------    -----   --------   -----   ---------   -----    --------    -----   --------   -----
Home equity loans:
 Fixed rate                        7,915      3.3     10,155     4.3      12,367     5.6       8,716      4.4      7,652     3.9
 Adjustable rate                   3,575      1.5      3,238     1.4       3,630     1.6       3,890      2.0      3,805     1.9
                                --------     ----   --------    ----   ---------    ----    --------    -----   --------   -----
                                  11,490      4.8     13,393     5.7      15,997     7.2      12,606      6.4     11,457     5.8
                                --------     ----   --------    ----   ---------    ----    --------    -----   --------   -----
Commercial real estate loans:
 Fixed rate                       16,651      6.8     16,447     7.0      10,247     4.6      10,898      5.5      9,206     4.7
 Adjustable rate                  96,094     39.4     83,663    35.3      76,882    34.6      69,995     35.3     62,052    31.4
                                --------    -----   --------   -----   ---------   -----    --------    -----   --------   -----
                                 112,745     46.2    100,110    42.3      87,129    39.2      80,893     40.8     71,258    36.1
                                --------    -----   --------   -----   ---------   -----    --------    -----   --------   -----

Construction loans                23,502      9.7     20,593     8.7      17,148     7.7       9,666      4.9     11,550     5.9
Loans held for sale                2,579      1.1      4,156     1.8           -     0.0           -      0.0      8,950     4.5
Commercial loans                  32,017     13.2     18,549     7.8      22,602    10.2      13,143      6.6     12,558     6.4
Consumer loans                       654      0.3        991     0.4       1,243     0.6       1,733      0.9      1,605     0.8
                                --------    -----   --------   -----   ---------   -----    --------    -----   --------   -----
Total loans                      243,127    100.0%   236,397   100.0%    222,045   100.0%    198,098    100.0%   197,110   100.0%
                                            =====              =====               =====                =====              =====
Allowance for loan losses          4,167               4,070               3,685               3,381               3,272
                                --------            --------           ---------            --------            --------
Loans, net                      $238,960            $232,327           $ 218,360            $194,717            $193,838
==================================================================================================================================

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained through the provision for loan losses which is a charge to operations. The allowance balance reflects management's assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company's regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of each year. The Company considers the current year end 2002 level of the allowance for loan losses to be appropriate. The allowance as a percentage of total loans was 1.7% at December 31, 2002, 2001 and 2000. See Note 1 to the financial statements for further details on establishing the allowance for loan losses.

"Impaired loans" are commercial, commercial real estate and individually significant residential mortgage for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are not the same as "non-accrual loans," although the two categories overlap. Non-accrual loans include impaired loans and are those on which the accrual of interest is discontinued when principal or interest has become contractually past due 90 days. The Company may choose to place a loan on non-accrual status due to payment delinquency or the uncertainty of collectibility, while not classifying the loan as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant residential mortgage loans. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateral dependent loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is based on the fair value of the collateral.

The Company maintained a low level of risk assets and had minimal delinquencies during the year 2002. As a result, there was no charge to the provision for loan losses in the year 2002. The provision for loan losses for the years 2001 and 2000 was a charge of $175 thousand, and $250 thousand, respectively. The Company had net recoveries of $97 thousand in 2002, $210 thousand in 2001, and $54 thousand in 2000.

The following table summarizes changes in the allowance for loan losses for the years ended December 31:

                                                                   2002       2001         2000       1999       1998
-----------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Balance at beginning of year                                     $ 4,070    $ 3,685      $ 3,381    $ 3,272    $ 3,144
Charge-offs by loan type:
  Residential mortgage                                                 -          -            -        (17)      (224)
  Commercial                                                           -         (3)           -          -          -
  Commercial real estate                                               -          -          (27)         -       (215)
  Consumer                                                            (1)         -           (1)         -        (16)
                                                                 -------    -------      -------    -------    -------
Total charge-offs                                                     (1)        (3)         (28)       (17)      (455)
                                                                 -------    -------      -------    -------    -------
Recoveries by loan type:
  Residential mortgage                                                 -          2            6         28         10
  Commercial                                                           -          -            5          3         60
  Commercial real estate                                              89        201           62         13         49
  Consumer                                                             9         10            9          7         14
                                                                 -------    -------      -------    -------    -------
Total recoveries                                                      98        213           82         51        133
                                                                 -------    -------      -------    -------    -------
Net recoveries (charge-offs)                                          97        210           54         34       (322)
Provision for loan losses                                              -        175          250         75        450
                                                                 -------    -------      -------    -------    -------
Ending balance                                                   $ 4,167    $ 4,070      $ 3,685    $ 3,381    $ 3,272
======================================================================================================================
Ratio of net recoveries (charge-offs) to average loans
outstanding during the period                                       0.04%      0.09%        0.03%      0.02%     (0.18)%
======================================================================================================================

The following table sets forth the breakdown of the allowance for loan losses by loan category for the years ended December 31. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                              2002              2001              2000               1999               1998
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                           Percent           Percent           Percent           Percent             Percent
                                                 of loans          of loans          of loans          of loans            of loans
                                                 in each           in each           in each           in each             in each
                                                 category          category          category          category            category
                                                 to Total          to Total          to Total          to Total            to Total
                                       Amount     Loans    Amount   Loans    Amount   Loans    Amount   Loans     Amount    Loans
                                       ------    --------  ------  --------  ------  --------  ------  --------   ------   --------
Construction, commercial and
  commercial real estate               $3,525     69.1%    $3,251   58.8%    $2,711    57.1%   $1,933    52.3%    $ 1,787    48.4%
Residential mortgage and home equity      314     30.6        397   40.8        436    42.3       526    46.8         634    50.8
Consumer                                   29      0.3         41    0.4         49     0.6        55     0.9          55     0.8
Unallocated                               299      N/A        381    N/A        489     N/A       867     N/A         796     N/A
                                       ------    -----     ------  -----     ------   -----    ------   -----     -------   -----
                                       $4,167    100.0%    $4,070  100.0%    $3,685   100.0%   $3,381   100.0%    $ 3,272   100.0%
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

POTENTIAL PROBLEM LOANS

The Company has a loan review and grading system. During the loan review process, deteriorating conditions of certain loans come to management's attention in which erosion of the borrower's ability to comply with the original terms of the loan agreement could potentially result in the classification of the loan as a risk asset. This may result from deteriorating conditions such as cash flows, collateral values or creditworthiness of the borrower. At December 31, 2002 and 2001, there were $1,521 thousand and $941 thousand, respectively, identified as potential problem loans.

RISK ASSETS

Risk assets consist of non-performing loans, OREO, and restructured loans. The following paragraphs define each of these categories. The components of risk assets at December 31, for the years indicated are as follows:

                                                           2002      2001      2000      1999      1998
--------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Risk assets:
Non-performing loans:
 Residential real estate                                 $     1   $    10   $    10   $     -   $    66
 Commercial real estate                                        -       730         -         -         -
 Commercial business                                           -       211         -         -         -
 Consumer                                                      -         -         -         -         -
                                                         -------   -------   -------   -------   -------
Total non-performing loans                                     1       951        10         -        66
                                                         -------   -------   -------   -------   -------
Other real estate owned:
 One to four family residential properties                     -         -         -         -         -
 Condominiums                                                  -         -         -         -         -
 Land                                                         57        67        77        87        89
 Commercial real estate                                        -         -         -       477       512
 OREO valuation allowance                                    (45)      (45)      (45)      (45)      (45)
                                                         -------   -------   -------   -------   -------
Total other real estate owned                                 12        22        32       519       556
                                                         -------   -------   -------   -------   -------
Total risk assets                                        $    13   $   973   $    42   $   519   $   622
========================================================================================================
Risk assets as a percent of total loans and OREO             0.0%      0.4%      0.0%      0.3%      0.3%
========================================================================================================
Risk assets as a percent of total assets                     0.0%      0.2%      0.0%      0.1%      0.2%
========================================================================================================

Non-performing loans consist of both (i) loans 90 days or more past due, and
(ii) loans placed on a non-accrual status because full collection of the principal balance is in doubt. Non-performing loans at December 31, 2002 were $1 thousand, a decrease from $951 thousand at December 31, 2001 and $10 thousand at December 31, 2000.

The Company actively monitors risk assets. The Company attempts to work with delinquent borrowers in order to bring loans current. If the borrower is not able to bring the loan current, the Company commences collection efforts. Valuation of property at foreclosure, and periodically thereafter, is based upon appraisals and management's best estimates of fair value less selling costs. The Company's policy is to sell such property as quickly as possible at fair value.

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

In 2002 total average interest bearing liabilities were $368.4 million which was a $10.0 million or 2.8% increase from $358.4 million in 2001. Average total interest bearing deposits of $261.4 million comprised 71.0% of interest bearing liabilities in 2002 while in 2001 such deposits totaling $263.3 million comprised 73.5% of interest bearing liabilities.

Changing interest rates can affect the mix and level of various deposit categories. The lower average interest rate paid on money market accounts and certificates of deposit had an impact on the overall interest rate paid on deposits and caused a decrease of 155 basis points in 2002 and 28 basis points in 2001. The average balance of money market investment accounts increased by $4.7 million to $59.0 million in 2002 and by $6.1 million to $54.3 million in 2001. The average balance of NOW and Super NOW accounts increased by $2.4 million to $33.6 million in 2002 and by $4.1 million to $31.2 million in 2001. The average balance of certificates of deposit decreased by $13.3 million to $123.7 million in 2002 while it increased by $6.0 million to $137 million in 2001.

Average borrowed funds in 2002, 2001 and 2000 were $107.0 million, $95.1 million and $101.9 million, respectively, including advances from the FHLB and other borrowed funds. The increase of $11.9 million in 2002 resulted from the utilization of available credit in a low interest rate environment with longer maturities of three to five years. The decrease in 2001 resulted from a shift in the mix of earning liabilities to take advantage of a lower cost of funds to fund loan growth.

DEPOSITS

Total deposits increased $11.0 million or 4.1% during 2002 to $279.5 million at December 31, 2002 from $268.5 million at December 31, 2002. Money market investment accounts had the largest increase of $7.1 million or 12.3%. NOW accounts and savings accounts also increased during 2002 by $5.5 million and $2.3 million, respectively. These increases likely resulted due to the uncertainty of the stock market. Certificates of deposit decreased $5.6 million or 5.7% during 2002 due to maturities and the low interest rate environment. Retirement accounts and non-interest bearing demand deposit accounts had increases of $950 thousand and $778 thousand, respectively, in 2002. For more information, see Note 6 to the Consolidated Financial Statements.

BORROWED FUNDS

Total borrowed funds decreased $9.5 million or 8.6% during 2002 to $101.6 million from $111.1 million at December 31, 2002 and 2001, respectively. FHLB advances totaled $94.2 million in 2002 and $103.0 million in 2001, a decrease of $8.8 million due to repayments of $19.8 million partially offset by new advances of $11.0 million. Other borrowed funds comprise of agreements to repurchase which totaled $4.0 million and $4.2 million, respectively, at December 31, 2002 and 2001, and other secured borrowings which totaled $3.4 million and $3.9 million, respectively, in 2002 and 2001. See Note 7 to the Consolidated Financial Statements for further information.

RESULTS OF OPERATIONS.

OVERVIEW

The Company's net earnings amounted to $3.1 million during 2002, $3.4 million during 2001 and $4.3 million during 2000. The Company's earnings declined $257 thousand or 7.7% during 2002 impacted by net interest income increasing by $392 thousand compared to 2001. Non-interest income increased to $1.5 million for the year ended 2002 compared to $1.4 million in 2001. Non-interest expenses had a negative impact to earnings for the year ended 2002 increasing to $10.2 million in 2002 from $9.1 million in 2001. The Company's earnings decreased by 22% or $966 thousand in 2001 compared to 2000, impacted by an increase in income taxes coupled with a rise in non-interest expenses, offset by increases in net interest income, non-interest income and a reduction in the provision for loan losses.

The Company's net interest income, which is the difference between interest earned on assets and interest paid on liabilities, totaled $13.6 million in 2002, $13.2 million in 2001 and $12.7 million in 2000. The increase in 2001 versus 2000 resulted from average earning assets growing faster than interest bearing liabilities. The Company's net interest margin remained fairly flat in 2002 and 2001 at 3.20% and 3.21%, respectively, versus 3.22% in 2000. The decrease in 2001 resulted primarily from lower average rates earned on interest earning assets. The decrease in the net interest margin during 2000 was primarily due to higher average rates paid on interest bearing liabilities.

There was no provision for loan losses in 2002 due to the low level of risk assets and minimal delinquent loans. The provision for loan losses was a charge of $175 thousand in 2001 and $250 thousand in 2000. The provision for loan losses was made to maintain an appropriate allowance for loan losses in 2001 and 2000.

Non-interest income amounted to $1.5 million, $1.4 million and $1.1 million in 2002, 2001 and 2000, respectively. The increase in 2002, 2001 and 2000 was primarily due to gains on sales of mortgage loans of $529 thousand, $249 thousand and $47 thousand, respectively. Deposit account fees increased $71 thousand during 2002, offsetting these increases was a decrease in loan fees to a net loss of $145 thousand from income of $155 thousand in 2001.

Non-interest expense totaled $10.2 million in 2002, $9.1 million in 2001 and $8.4 million in 2000. Salaries and employee benefits increased during 2002 by $742 thousand, of which $358 thousand was attributable to pension expense associated with the employees defined benefit pension plan, and professional fees increased by $135 thousand in 2002 due to legal expenses. Expenses attributable to the establishment of the holding company totaled $188 thousand in 2001 of which $107 thousand were professional fees. Professional expenses increased during 2001 to $671 thousand from $496 thousand in 2000.

The Company recognized an income tax expense of $1.8 million in 2002, $2.0 million in 2001 and $854 thousand in 2000. The lower provision for taxes in 2002 as compared with 2001 resulted from a reduction in income before income taxes to $4.9 million for the year ended 2002 versus $5.3 million in 2001. The lower provision for taxes in 2000 as compared with 2001 resulted from a favorable outcome of an income tax matter that led to a lower effective income tax rate for the year 2000.

AVERAGE BALANCES, NET INTEREST INCOME AND AVERAGE INTEREST RATES

The table below presents the Company's average balance sheet, net interest income and average interest rates for the years ended December 31. Average real estate, commercial business, and consumer loans include non-performing loans.

                                                2002                           2001                          2000
                                    -----------------------------  -----------------------------  ---------------------------
                                                         Average                        Average                      Average
                                    Average             Interest   Average              Interest  Average            Interest
                                    Balance   Interest    Rate     Balance    Interest   Rate     Balance   Interest   Rate
-----------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
ASSETS
Loans:
Residential real estate            $ 87,122   $  5,848     6.71%  $  97,982   $  7,123    7.27%  $ 92,547   $ 6,875    7.43%
Commercial real estate              126,083      9,759     7.74     112,021      9,577    8.55     93,683     8,644    9.23
Commercial business                  20,918      1,256     6.00      19,379      1,490    7.69     16,111     1,512    9.38
Consumer                                905         69     7.62       1,236        105    8.50      1,337       108    8.08
                                   --------   --------     ----   ---------   --------           --------   -------
Total loans                         235,028     16,932     7.20     230,618     18,295    7.93    203,678    17,139    8.41
                                   --------   --------            ---------   --------           --------   -------

Investment securities:
U.S. Treasury and Government
  Agency obligations                105,438      4,763     4.52      67,293      4,189    6.23     94,353     5,640    5.98
Other bonds and equity securities    57,228      2,275     3.98      76,789      4,237    5.52     61,421     4,039    6.58
Mortgage-backed securities           18,715      1,040     5.56      26,290      1,618    6.15     32,423     2,077    6.41
Short-term investments                8,351        128     1.53      10,236        453    4.43      2,334       142    6.08
                                   --------   --------     ----   ---------   --------    ----   --------   -------
Total investment securities         189,732      8,206     4.33     180,608     10,497    5.81    190,531    11,898    6.24
                                   --------   --------            ---------   --------           --------   -------

Total interest earning assets       424,760     25,138     5.92%    411,226     28,792    7.00%   394,209    29,037    7.37%
                                              --------                        --------                      -------
Allowance for loan losses            (4,131)                         (3,864)                       (3,491)
Cash and due from banks               7,132                           5,950                         5,124
Other real estate owned                  18                              28                           189
Other assets                         11,841                          13,432                        15,338
                                   --------                       ---------                      --------
Total assets                       $439,620                       $ 426,772                      $411,369
===========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Regular savings accounts           $ 45,102   $    389     0.86%  $  40,938   $    720    1.76%  $ 39,045   $   770    1.97%
NOW and Super NOW accounts           33,596         86     0.26      31,187        155    0.50     27,084       142    0.52
Money market accounts                59,011      1,097     1.86      54,266      1,664    3.07     48,199     1,935    4.01
Certificates of deposit             123,673      4,232     3.42     136,952      7,390    5.40    130,976     7,083    5.41
                                   --------   --------            ---------   --------           --------   -------
Total interest bearing deposits     261,382      5,804     2.22     263,343      9,929    3.77    245,304     9,930    4.05
Borrowed funds                      107,001      5,761     5.38      95,089      5,682    5.98    101,913     6,428    6.31
                                   --------   --------            ---------   --------           --------   -------
Total interest bearing liabilities  368,383     11,565     3.14%    358,432     15,611    4.36   347,217     16,358    4.71%
                                   --------   --------            ---------   --------           --------   -------
Non-interest bearing deposits        13,515                          12,015                         9,877
Other liabilities                     3,488                           3,469                         4,672
                                   --------                       ---------                      --------
Total liabilities                   385,386                         373,916                       361,766
Stockholders' equity                 54,234                          52,856                        49,603
                                   --------                       ---------                      --------
Total liabilities and
   stockholders' equity            $439,620                       $ 426,772                      $411,369
===========================================================================================================================
Net interest rate spread                                   2.78%                          2.64%                        2.66%
Net interest income                           $ 13,573                        $ 13,181                      $12,679
===========================================================================================================================
Net interest margin on average earning assets              3.20%                          3.21%                        3.22%
===========================================================================================================================

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

                                                                2002 vs. 2001                          2001 vs. 2000
                                              -----------------------------------------   -----------------------------------------
                                                 Total                           Rate/     Total                              Rate/
                                                Change     Volume      Rate     Volume     Change     Volume       Rate      Volume
-----------------------------------------------------------------------------------------------------------------------------------
(In Thousands)
INTEREST INCOME:
Loans:
Residential real estate                       $ (1,275)  $   (789)  $   (546)  $     60   $    248   $    404   $   (147)  $     (9)
Commercial real estate                             182      1,202       (906)      (114)       933      1,692       (635)      (124)
Commercial business                               (234)       118       (326)       (26)       (22)       307       (273)       (56)
Consumer                                           (36)       (28)       (11)         3         (3)        (8)         6         (1)
                                              --------   --------   --------   --------   --------   --------   --------   --------
Total loans                                     (1,363)       503     (1,789)       (77)     1,156      2,395     (1,049)      (190)
                                              --------   --------   --------   --------   --------   --------   --------   --------
Investment securities:
 U.S. Treasury and Government Agency
   obligations                                     574      2,375     (1,149)      (652)    (1,451)    (1,618)       233        (66)
 Other bonds and equity securities              (1,962)    (1,079)    (1,184)       301        198      1,011       (650)      (163)
 Mortgage-backed securities                       (578)      (466)      (157)        45       (459)      (393)       (82)        16
Short-term investments                            (325)       (83)      (296)        54        311        481        (39)      (131)
                                              --------   --------   --------   --------   --------   --------   --------   --------
Total investments                               (2,291)       747     (2,786)      (252)    (1,401)      (519)      (538)      (344)
                                              --------   --------   --------   --------   --------   --------   --------   --------
 Total interest income                          (3,654)     1,250     (4,575)      (329)      (245)     1,876     (1,587)      (534)
                                              --------   --------   --------   --------   --------   --------   --------   --------
INTEREST EXPENSE:
Deposits:
Regular savings accounts                          (331)        73       (367)       (37)       (50)        37        (83)        (4)
NOW and Super NOW accounts                         (69)        12        (75)        (6)        13         22         (7)        (2)
Money market accounts                             (567)       145       (655)       (57)      (271)       244       (457)       (58)
Certificates of deposit                         (3,158)      (717)    (2,704)       263        307        323        (15)        (1)
                                              --------   --------   --------   --------   --------   --------   --------   --------
Total interest bearing deposits                 (4,125)      (487)    (3,801)       163         (1)       626       (562)       (65)
Borrowed funds                                      79        712       (562)       (71)      (746)      (430)      (338)        22
                                              --------   --------   --------   --------   --------   --------   --------   --------
Total interest expense                          (4,046)       225     (4,363)        92       (747)       196       (900)       (43)
                                              --------   --------   --------   --------   --------   --------   --------   --------
Net interest income                           $    392   $  1,025   $   (212)  $   (421)  $    502   $  1,680   $   (687)  $   (491)
====================================================================================================================================

NET INTEREST INCOME

Net interest income is the difference between the interest income earned on earning assets and the interest expense paid on interest bearing liabilities. Interest income and interest expense are affected by changes in earning assets and interest bearing liability balances in addition to changes in interest rates.

The Company's net interest income was $13.6 million in 2002, $13.2 million in 2001 and $12.7 million in 2000. Interest income from earning assets was $25.1 million, $28.8 million and $29.0 million in 2002, 2001 and 2000, respectively. The decrease in interest income during 2002 compared to 2001 was due to a decrease in rates earned on investment securities and loans coupled with the acceleration of the amortization of premiums associated with collateralized mortgage obligations in the amount of $243 thousand due to the current low interest rate environment of mortgage loans which has decreased the duration of these investment securities. The increase in interest income during 2001 versus 2000 resulted from loan growth funded by an increase in deposits, partially offset by an overall decrease in rates.

Interest expense on interest bearing deposits was $5.8 million in 2002 compared to $9.9 million in both 2001 and 2000. Average deposit balances decreased in 2002 from 2001. The primary decrease was in certificates of deposit. Although there were increases in all other deposit categories, interest expense decreased due to a decrease in rates paid on all deposit categories. Average deposit balances increased in 2001 from 2000 with the largest increase in the money market category in both years; however, interest expense on total deposits remained flat resulting from a decrease in the rate paid on that deposit category in 2001. Average rates paid on money market accounts decreased to 1.86% in 2002 from 3.07% in 2001 which resulted in $567 thousand net decrease in interest expense. Average rates paid on certificates of deposit decreased to 3.42% during 2002 from 5.40% in 2001 resonating from a net decrease of $3.2 million in interest expense during 2002. Average rates paid on certificates of deposit remained stable at 5.40% in 2001 and 5.41% in 2000; however, average balances of certificates of deposit increased $6.0 million in 2001 causing interest expense to also rise $307 thousand in total. Interest expense on borrowed funds remained stable at $5.8 million in 2002 and $5.7 million in 2001 compared to an increase to $6.4 million in 2000. The increase in interest expense in 2002 resulted from an increase in average balances partially offset by a decrease in rates paid. The decrease in interest expense of $746 thousand in 2001 resulted from a decrease in average balances coupled with a decrease in the rates paid. Interest expense on total interest bearing liabilities totaled $11.6 million, $15.6 million and $16.4 million during 2002, 2001 and 2000, respectively.

The average yield on earning assets in 2002 was down 108 basis points at 5.92% and was down 37 basis points at 7.00% in 2001 from 7.37% in 2000. The average rate paid on interest bearing liabilities in 2002 was 3.14%, a decrease of 122 basis points and in 2001 was 4.36%, a decrease of 35 basis points from 4.71% in 2000. The net interest rate spread in 2002 was 2.78% up 14 basis points from 2.64% and 2.66% in 2001 and 2000, respectively. The decrease in 2001 was due to interest rates on earning assets falling before interest rates on earning liabilities.

PROVISION FOR LOAN LOSSES

There was no provision for loan losses in 2002 due to the low level of risk assets and minimal delinquent loans. The provision for loan losses was a charge of $175 thousand in 2001 and $250 thousand in 2000.

NON-INTEREST INCOME

Non-interest income increased 4.7% and totaled $1.5 million versus $1.4 million and $1.1 million for the years ended 2001 and 2000, respectively. This increase in 2002 was due to gains on the sale of mortgage loans of $529 thousand compared to $249 thousand in 2001. Deposit fees and other income both increased during 2002 to $665 thousand and $444 thousand, respectively, from $594 thousand and $390 thousand, respectively in 2001. Partially offsetting these increases in 2002 were decreases in both loan servicing fees by $300 thousand and gains on sale of investment securities by $38 thousand. The primary decrease in loan servicing fees is due to the decline in fair value of mortgage servicing rights which is recognized by a charge to loan servicing fees of $302 thousand. See
Note 4 in the Consolidated Financial Statements on Mortgage Servicing Rights (MSR's).

The increase in 2001 was attributable to net gains of $249 thousand on the sale of mortgage loans compared to net gains of $47 thousand in 2000. Net gains on sales of investments available for sale amounted to $38 thousand in 2001 compared to net losses of $41 thousand in 2000. Increases in deposit account fees were offset by a reduction in loan servicing fees during 2001.

NON-INTEREST EXPENSE

Non-interest expense increased to $10.2 million in 2002 from $9.1 million in 2001 versus $8.4 million in 2000. The increase in 2002 was primarily due to an increase in salaries and employee benefits of $742 thousand and an increase of $135 thousand in professional expenses which include legal expenses relating to collection efforts.

The increase in 2001 is mainly attributable to an increase in professional fees associated with the formation of the holding company. The decrease in 2000 resulted from lower legal fees incurred during 2000. Professional fees, which include legal expenses, totaled $671 thousand in 2001, $496 thousand in 2000.

Salaries and employee benefits expense totaled $6.0 million in 2002, $5.3 million in 2001 and $5.0 million in 2000. Full-time equivalent employees were 105 at December 31, 2002, 102 at December 31, 2001 and 100 at December 31, 2000. Increases in normal merit raises and an increase of $358 thousand in pension expense associated with the employees defined benefit pension plan accounted for the increase in 2002. Increases in normal merit raises offset by reduced pension expense associated with the employees defined benefit pension plan accounted for the increase between 2001 and 2000. The Company continually evaluates staffing levels in order to control salaries and employee benefits while managing business volumes.

Data processing expenses increased to $749 thousand during 2002 compared to $705 thousand during 2001 and up from $590 thousand in 2000. This includes the Company's service contract to provide on-line deposit accounting, loan accounting and item processing services. This contract is effective through November 12, 2003. Occupancy and equipment expenses decreased to $790 thousand in 2002 and increased to $872 thousand in 2001 from $763 thousand in 2000. Insurance expenses totaled $153 thousand, $146 thousand and $139 thousand in 2002, 2001 and 2000, respectively, and other expenses increased to $1.7 million in 2002 from $1.4 million in both 2001 and 2000, respectively.

INCOME TAXES

The Company reported income tax expense of $1.8 million in 2002, $2.0 million in 2001 and $854 thousand in 2000. The increase in the provision for taxes in 2001 was due to a favorable outcome of an income tax matter that led to a lower effective income tax rate for the year 2000. The effective income tax rate for the year 2002 was 36.9% compared to 36.8% in 2001 and 16.5% in 2000. There is a slight increase in the effective income tax rate in 2001 as compared to 1999 partially due to organization costs attributable to the establishment of the holding company, which are not tax effected.

The Company's deferred tax asset was $3.7 million at December 31, 2002 compared to $5.7 million at December 31, 2001. The deferred tax asset was recognized in prior years due to the Company's sustained earnings for the past several years and management's expectations of future earnings. Factors supporting the recognition of the deferred tax asset include increased asset quality, higher capital levels, economic conditions and the low level of non-performing assets. For the past three years, the deferred tax asset has been declining as the Company recognizes deferred income tax expense. See Note 8 to the financial statements for further information regarding income taxes.

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

The investment portfolio is one of the primary sources of liquidity for the Bank. Maturities of securities provide a flow of funds which are available for cash needs such as loan originations and net deposit outflows. In addition, the investment portfolio consists of high quality, and, therefore, readily marketable, U.S. Treasury and Government Agency obligations. At December 31, 2002, the Bank's investment securities and mortgage-backed securities available for sale totaled $53.1 million which is available to meet the Bank's liquidity needs.

Loan maturities and amortization as well as deposit growth provide for a constant flow of funds. In addition, the Bank has two overnight lines of credit totaling $11.8 million to meet short-term liquidity needs. The Bank did not utilize these overnight lines at December 31, 2002 and had the full $11.8 million available.

The liquidity position of the Company is managed by the Asset/Liability Management Committee ("ALCO"). The duties of ALCO are to periodically review the Company's level of liquidity under prescribed policies and procedures. It is the responsibility of ALCO to report to the Board of Directors on a regular basis the Company's liquidity position as it relates to these policies and procedures. At December 31, 2002, the Company's liquidity position was above policy guidelines. Management believes that the Bank has adequate liquidity to meet current and future liquidity demands.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The company enters info off-balance sheet contractual obligations and commitments in the normal course of business. The Company has contractual obligations such as payments on FHLB advances, operating lease obligations and customer repurchase agreements. The Company has commitments in the form of financial instruments that are for loan originations, lines of credit, letters of credit and to sell mortgage loans. These commitments have various expiration dates. The following table summarizes the expiration dates if these commitments at December 31, 2002.

                                                               Payments Due - By Period
                                            ------------------------------------------------------------
                                             Less than         One to           Four to         After
Contractual Obligations        Total          One Year       Three Years       Five Years     Five Years
--------------------------------------------------------------------------------------------------------
(In Thousands)
FHLB Advances               $  94,237        $  15,275       $   26,000       $   20,000      $   32,962
Lease Obligations                 472              112              180              180               -
Customer Repurchase
   Agreements                   3,950            3,950                -                -               -
--------------------------------------------------------------------------------------------------------

Total Contractual Cash
   Obligations              $  98,659        $  19,337       $   26,180       $   20,180      $   32,962
========================================================================================================

                                                     Amount of Commitment Expiring - By Period
                                            ------------------------------------------------------------
                                              Less than         One to          Four to         After
Commitments                   Total           One Year       Three Years      Five Years      Five Years
--------------------------------------------------------------------------------------------------------
(In Thousands)
Loan Originations           $  25,103        $  25,103       $        -       $        -      $        -
Lines of Credit                37,877           27,037            4,737            3,881           2,222
Letters of Credit               1,120            1,120                -                -               -
Sell mortgage Loans             5,349            5,349                -                -               -
--------------------------------------------------------------------------------------------------------

Total commitments           $  69,449        $  58,609       $    4,737       $    3,881      $    2,222
========================================================================================================

The Corporation has no off-balance sheet arrangements except those discussed in the commitment table in the Liquidity section or Note 12 of the Consolidated Financial Statements.

CAPITAL ADEQUACY

The Company and the Bank are required to maintain a leverage capital ratio of 5% and risk-based capital ratios of at least 10% in order to be categorized as "well capitalized" in accordance with definitions in regulatory guidelines promulgated by the FDIC and FRB. At December 31, 2002 and 2001, the Company's and the Bank's leverage and risk-based capital ratios exceeded the required levels for the category of "well-capitalized" as defined by their regulatory agencies. The Company and the Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause its stockholders' equity to be reduced below applicable capital requirements or if such declaration and payments would otherwise violate regulatory requirements. See note 9 to the financial statements for further information regarding capital adequacy.

On July 25, 2002, the Board of Directors of the Company adopted a stock repurchase program (the "Repurchase Program") authorizing the Company to repurchase up to five percent of its common stock outstanding as of June 30, 2002 for cash. As of December 31, 2002 the number of shares repurchased and included as Treasury Stock was 136,500, which had an average purchase price of $12.72. The Company's book value per share was $12.71 at December 31, 2002. The Company was able to purchase shares of Treasury Stock at a price close to book value, which had a minimal impact in the calculation of book value at December 31, 2002. The book value per share increased from $12.35 at December 31, 2001 due to net income of $3.1 million, unrealized gains on securities available for sale of $490 thousand and exercise of stock options of $33 thousand.

ASSET/LIABILITY MANAGEMENT

Managing interest rate risk is fundamental to banking. The Company has continued to manage its liquidity, capital, and GAP position so as to control its exposure to interest rate risk.

As of December 31, 2002, the Company had interest rate sensitive assets which repriced or matured within one year of $228.0 million and interest rate sensitive liabilities which repriced or matured within one year of $173.5 million. As of December 31, 2001, the Company had interest rate sensitive assets which matured or repriced within one year of $179.0 million and interest rate sensitive liabilities which repriced or matured within one year of $174.1 million.

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

The asset/liability management policy establishes guidelines for acceptable exposure to interest rate risk, liquidity, and capital. The objective of ALCO is to manage earning assets and liabilities to produce results which are consistent with the Company's policy for net interest income, liquidity and capital and identify acceptable levels of growth, risk and profitability. ALCO establishes and monitors origination and pricing strategies consistent with ALCO policy. ALCO meets regularly to review the current economic environment, income simulation model and GAP analysis and implements appropriate changes in strategy that will manage the Company's exposure to interest rate risk, liquidity and capital.

ALCO manages the Company's interest rate risk using both income simulation and GAP analysis. Income simulation is used to quantify interest rate risk inherent in the Company's consolidated balance sheet by showing the effect of a change in net interest income over a 24 month period. The income simulation model uses parallel interest rate shocks of up and down 100 or 200 basis points (bp) for earning assets and liabilities in the first year of the model. Interest rates are not shocked in the second year of the model. The composition of the Company's consolidated balance sheet at December 31, 2002 remains relatively well matched over the 24 month horizon with a slight bias towards asset sensitivity in the first year. The simulation takes into account the dates for repricing, maturing, prepaying and call options assumptions of various financial categories which may vary under different interest rate scenarios. Prepayment speeds are estimates for the loans and are adjusted according to the degree of rate changes. Call options and prepayment speeds for investment securities are estimates using industry standards for pricing and prepayment assumptions. The assumptions of financial instrument categories are reviewed before each simulation by ALCO in light of current economic trends. As of December 31, 2002, the income simulation model indicated some negative exposure of net interest income to declining interest rates to a degree that remains within tolerance levels established by the Company's policy. The interest rate scenario used does not necessarily reflect ALCO's view of the "most likely" change in interest rates over the model's period. Furthermore, the model assumes a static consolidated balance sheet. These results do not reflect the anticipated future net interest income of the Company for the same periods.

The following table summarizes the net interest income for the 24 month period of the Company's consolidated balance sheet for earning assets and liabilities for the years ended December 31;

Net Interest Income Simulation Model Results:

                                                                                         Interest Rate Shock
                                                                                        ---------------------
                                                                                          Down           Up
2002                                                         Flat Rates                  100 bp        200 bp
-------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
      Year One                                               $  13,501                  $ 13,227    $  14,190
      Year Two                                                  12,953                    12,236       14,141
                                                             ---------                  --------    ---------
      Total net interest income for 2 year period            $  26,454                  $ 25,463    $  28,331
=============================================================================================================

                                                                                         Interest Rate Shock
                                                                                        ---------------------
                                                                                          Down          Up
2001                                                         Flat Rates                  200 bp       200 bp
-------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
      Year One                                               $  14,478                  $ 14,274    $  14,858
      Year Two                                                  14,648                    13,103       15,862
                                                             ---------                  --------    ---------
      Total net interest income for 2 year period            $  29,126                  $ 27,377    $  30,720
=============================================================================================================

The income simulation model reflects negative exposure to net interest income in a declining interest rate environment from 100 to 200 bp, which would result from shorter asset lives due to prepayment or refinancing of assets. Margins would narrow as deposits and borrowings are slower to reprice to lower interest rates. The Company's primary measure of interest rate risk is GAP analysis. GAP measurement attempts to analyze any mismatches in the timing of interest rate repricing between assets and liabilities. It identifies those balance sheet sensitivity areas which are vulnerable to unfavorable interest rate movements. As a tool of asset/liability management, the GAP position is compared with potential changes in interest rate levels in an attempt to measure the favorable and unfavorable effect such changes would have on net interest income. For example, when the GAP is positive, (i.e., assets reprice faster than liabilities) a rise in interest rates will increase net interest income; and, conversely, if the GAP is negative, a rise in interest rates will decrease net interest income. The accuracy of this measure is limited by unpredictable loan prepayments and the lags in the interest rate indices used for repricing variable rate loans or investment securities.

The Company's one-year cumulative GAP to total assets increased from 1% at December, 2001, to 12% at December, 2002. The table below shows the interest rate sensitivity gap position as of December 31, 2002. The table excludes non-performing loans and assumes that all deposits except savings and NOWs will be withdrawn within the legal time period for withdrawal. This withdrawal of deposit assumption is not likely to occur.

RATE SENSITIVITY GAP POSITION

                                                                            Position/Volume
Time interval from December 31, 2002              0-3 Mo.      4-6 Mo.    7-12 Mo.    13-36 Mo.    37-60 Mo.   +60 Mo.
------------------------------------------------------------------------------------------------------------------------
 (Dollars in Thousands)
EARNING ASSETS:
Investment securities held to maturity          $   40,158   $  12,333   $  20,999    $  37,906   $   1,603   $      326
Investments securities available for sale            3,461       8,199       9,741       29,486       1,000        1,029
Federal Home Loan Bank Stock and other earning
  assets                                            16,524           -           -            -           -          168
Fixed rate mortgages loans                           5,693       2,851       5,084       13,835       7,086        7,529
Adjustable rate mortgages loans                      7,186       2,435       5,643       10,715       5,604          548
Consumer loans                                         410         104         126           14           -            -
Fixed rate commercial real estate loans                917         831       1,789        3,487       3,660        5,968
Adjustable rate commercial real estate loans        17,655       5,500      13,507       37,484      21,947            -
Construction loans                                  18,415       2,114          33          142         162        2,636
Fixed rate commercial business loans                   597         510         921        1,851         287           10
Adjustable rate commercial business loans           24,129          39          80        3,593           -            -
                                                ----------   ---------   ---------    ---------   ---------   ----------
Total earning assets                               135,145      34,916      57,923      138,513      41,349       18,214
                                                ----------   ---------   ---------    ---------   ---------   ----------
INTEREST BEARING LIABILITIES:
Savings and escrow accounts                              -           -           -            -           -       45,357
NOW and Super Now accounts                               -           -           -            -           -       35,568
Money market accounts                               64,653           -           -            -           -            -
Certificates of deposit and retirement accounts     27,204      18,205      44,000       21,500       9,314            -
FHLB advances and other borrowed funds               4,026       7,077       8,317       29,833      20,486       31,852
                                                ----------   ---------   ---------    ---------   ---------   ----------
Total interest bearing liabilities                  95,883      25,282      52,317       51,333      29,800      112,777
                                                ----------   ---------   ---------    ---------   ---------   ----------
Interest Sensitivity Gap                        $   39,262   $   9,634   $   5,606    $  87,180   $  11,549   $  (94,563)
========================================================================================================================
Cumulative GAP                                  $   39,262   $  48,896   $  54,502    $ 141,682   $ 153,231   $   58,668
========================================================================================================================
Cumulative GAP as a percent of total assets              9%         11%         12%          32%         35%          13%
========================================================================================================================

RECENT ACCOUNTING DEVELOPMENTS

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 provides additional implementation guidance and supercedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. It is effective for financial statements issued for fiscal years beginning after December 15, 2001. Statement No. 144 was adopted on January 1, 2002 with no impact to the financial condition or results of operations of the Company.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Company. The Company enters into standby letters of credit to assure performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. In the event the customer fails to meet its contractual obligation to the beneficiary, the Company is required to make payments to the beneficiary upon request by the beneficiary so long as all performance criteria have been met. Most letters of credit extend up to one year. At December 31, 2002, the Company had letters of credit with potential amounts of future payments aggregating $1,120,000. The Company requires that all such letters of credit be secured by acceptable collateral. The majority of the Company's letters of credit are collateralized by cash. Other collateral can be pledged based upon management's credit evaluation of the customer which may include accounts receivable, inventory, property, plant and equipment and income-producing real estate. The recourse provisions of the agreements allow the Company to liquidate the cash used to collateralize the agreement. If another business asset is used as collateral and cash is not available, the Company creates a loan for the customer with the same criteria of its other lending activities. The fair value of letters of credit and other off-balance sheet financial instruments are discussed in Note 13 to the Consolidated Financial Statements. The fair value of these instruments is not reflected on the balance sheet.

IMPACT OF INFLATION AND CHANGING PRICES

The Company's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of the Company are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and by such reaction reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide net interest income fluctuations, including those resulting from inflation.

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

Management recognizes that there are inherent limitations in the effectiveness of any internal control system. However, management believes that as of December 31, 2002 the Company's internal accounting controls provide reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

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

/s/ Paul A. Miller                                 /s/ John E. Sharland
Paul A. Miller                                     John E. Sharland
President and                                      Senior Vice President and
Chief Executive Officer                            Chief Financial Officer

December 31, 2002

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
LSB CORPORATION:

We have audited the accompanying consolidated balance sheets of LSB Corporation and its subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Corporation and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Boston, Massachusetts
January 18, 2003

                           CONSOLIDATED BALANCE SHEETS

December 31,                                                                          2002           2001
------------------------------------------------------------------------------------------------------------
(In Thousands)
ASSETS:
Cash and due from banks                                                         $      7,136     $     7,457
Fed funds sold                                                                         9,633           5,705
                                                                                ------------     -----------
Total cash and cash equivalents                                                       16,769          13,162
Investment securities held to maturity
  market value of $116,321 in 2002 and $137,886 in 2001 (notes 2 and 7)              113,325         135,002
Investment securities available for sale
  amortized cost of $52,055 in 2002 and $38,480 in 2001 (notes 2 and 7)               53,084          38,766
Federal Home Loan Bank stock, at cost (note 3)                                         5,950           5,950
Loans, net of allowance for loan losses of $4,167 in 2002
  and $4,070 in 2001 (notes 4 and 7)                                                 238,960         232,327
Bank premises and equipment (note 5)                                                   3,050           3,167
Accrued interest receivable                                                            2,459           2,604
Other real estate owned                                                                   12              22
Deferred income tax asset (note 8)                                                     3,686           5,737
Other assets                                                                           1,839           1,530
                                                                                ------------     -----------
Total assets                                                                    $    439,134     $   438,267
============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
Interest bearing deposits (note 6)                                              $    265,283     $   255,046
Non-interest bearing deposits (note 6)                                                14,182          13,404
Federal Home Loan Bank advances (note 7)                                              94,237         102,992
Other borrowed funds (note 7)                                                          7,354           8,107
Advance payments by borrowers for taxes and insurance                                    518             573
Other liabilities                                                                      3,501           4,053
                                                                                ------------     -----------
Total liabilities                                                                    385,075         384,175
                                                                                ------------     -----------

Commitments and contingencies (notes 5, 11 and 12):

Stockholders' equity (notes 9 and 10):
Preferred stock, $.10 par value; 5,000,000
  shares authorized, none issued                                                           -               -
Common stock, $.10 par value; 20,000,000
  shares authorized; 4,389,705 and 4,379,550 shares issued
  in 2002 and 2001, respectively,
  4,253,205 and 4,379,550 shares outstanding in 2002 and 2001, respectively              439             438
Additional paid-in capital                                                            57,845          57,813
Accumulated deficit                                                                   (3,168)         (4,348)
Treasury stock, at cost (136,500 shares in 2002)                                      (1,736)              -
Accumulated other comprehensive income                                                   679             189
                                                                                ------------     -----------
Total stockholders' equity                                                            54,059          54,092
                                                                                ------------     -----------
Total liabilities and stockholders' equity                                      $    439,134     $   438,267
============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,                                        2002             2001            2000
---------------------------------------------------------------------------------------------------------
(In Thousands, Except Share Data)
Interest and dividend income:
Loans                                                     $      16,932    $      18,295    $      17,139
Investment securities held to maturity                            6,056            8,166            8,089
Investment securities available for sale                          1,817            1,514            3,202
Federal Home Loan Bank stock                                        205              364              454
Other interest income                                               128              453              153
                                                          -------------    -------------    -------------
Total interest and dividend income                               25,138           28,792           29,037
---------------------------------------------------------------------------------------------------------
Interest expense:
Deposits (note 6)                                                 5,804            9,929            9,930
Borrowed funds                                                    5,458            5,278            4,525
Securities sold under agreements to repurchase and
  other borrowed funds                                              303              404            1,903
                                                          -------------    -------------    -------------
Total interest expense                                           11,565           15,611           16,358
---------------------------------------------------------------------------------------------------------
Net interest income                                              13,573           13,181           12,679
Provision for loan losses (note 4)                                    -              175              250
                                                          -------------    -------------    -------------
Net interest income after provision for loan losses              13,573           13,006           12,429
---------------------------------------------------------------------------------------------------------
Non-interest income:
Deposit account fees                                                665              594              500
Loan servicing fees, net                                           (145)             155              281
Gains on sales of mortgage loans, net                               529              249               47
Gains (losses) on sale of investment securities                       -               38              (41)
Other income                                                        444              390              337
                                                          -------------    -------------    -------------
Total non-interest income                                         1,493            1,426            1,124
---------------------------------------------------------------------------------------------------------
Non-interest expense:
Salaries and employee benefits                                    6,006            5,264            5,033
Occupancy and equipment expenses                                    790              872              763
Data processing expenses                                            749              705              590
Professional expenses                                               806              671              496
Insurance expenses                                                  153              146              139
Other expenses                                                    1,651            1,464            1,355
                                                          -------------    -------------    -------------
Total non-interest expense                                       10,155            9,122            8,376
---------------------------------------------------------------------------------------------------------
Income before income taxes                                        4,911            5,310            5,177
Income tax expense (note 8)                                       1,811            1,953              854
                                                          -------------    -------------    -------------
Net income                                                $       3,100    $       3,357    $       4,323
=========================================================================================================
Average shares outstanding                                    4,348,085        4,374,195        4,360,415
Average diluted shares outstanding                            4,518,649        4,535,305        4,434,645
=========================================================================================================

Basic earnings per share                                  $        0.71    $        0.77    $        0.99
Diluted earnings per share                                $        0.69    $        0.74    $        0.97
=========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY

                                                                   Additional
                                                      Common        Paid-in     Accumulated
                                                       Stock        Capital       Deficit
--------------------------------------------------------------------------------------------
(In Thousands)
Balance at December 31, 1999                       $      436    $   57,668    $   (9,145)
  Net income                                                -             -         4,323
  Other comprehensive income
    unrealized gain (loss) on securities
    available for sale (tax effect $346)                    -             -             -
      Total comprehensive income
  Exercise of stock options                                 -            43             -
  Dividends declared and paid ($0.26 per share)             -             -        (1,134)
                                                   ----------    ----------    ----------

Balance at December 31, 2000                              436        57,711        (5,956)
  Net income                                                -             -         3,357
  Other comprehensive income
     unrealized gain (loss) on securities
     available for sale (tax effect $34)                    -             -             -
       Total comprehensive income                           -             -             -
  Exercise of stock options                                 2           102             -
  Dividends declared and paid ($0.40 per share)             -             -        (1,749)
                                                   ----------    ----------    ----------

Balance at December 31, 2001                              438        57,813        (4,348)
  Net income                                                -             -         3,100
  Other comprehensive income
     unrealized gain (loss) on securities
     available for sale (tax effect $253)                   -             -             -
       Total comprehensive income                           -             -             -
  Exercise of stock options                                 1            32             -
  Purchase of treasury stock                                -             -             -
  Dividends declared and paid ($0.44 per share)             -             -        (1,920)
                                                   ----------    ----------    ----------

Balance at December 31, 2002                       $      439    $   57,845    $   (3,168)
=========================================================================================

                                                                 Accumulated
                                                                    Other          Total
                                                     Treasury   Comprehensive  Stockholders'
                                                      Stock     Income (Loss)     Equity
------------------------------------------------------------------------------------------
(In Thousands)
Balance at December 31, 1999                       $        -    $     (551)   $   48,408
  Net income                                                -             -         4,323
  Other comprehensive income
    unrealized gain (loss) on securities
    available for sale (tax effect $346)                    -           673           673
                                                                               ----------
      Total comprehensive income                                                    4,996
  Exercise of stock options                                 -             -            43
  Dividends declared and paid ($0.26 per share)             -             -        (1,134)
                                                   ----------    ----------    ----------

Balance at December 31, 2000                                -           122        52,313
  Net income                                                -             -         3,357
  Other comprehensive income
     unrealized gain (loss) on securities
     available for sale (tax effect $34)                    -            67            67
                                                                               ----------
       Total comprehensive income                           -                       3,424
  Exercise of stock options                                 -             -           104
  Dividends declared and paid ($0.40 per share)             -             -        (1,749)
                                                   ----------    ----------    ----------

Balance at December 31, 2001                                -           189        54,092
  Net income                                                -             -         3,100
  Other comprehensive income
     unrealized gain (loss) on securities
     available for sale (tax effect $253)                   -           490           490
                                                                               ----------

       Total comprehensive income                           -                       3,590
  Exercise of stock options                                 -             -            33
  Purchase of treasury stock                           (1,736)            -        (1,736)
  Dividends declared and paid ($0.44 per share)             -             -        (1,920)
                                                   ----------    ----------    ----------

Balance at December 31, 2002                       $   (1,736)   $      679    $   54,059
=========================================================================================

DISCLOSURE OF RECLASSIFICATION AMOUNT:                                   2002           2001           2000
--------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
Gross unrealized appreciation arising during the period               $      743     $      124     $      980
Tax effect                                                                  (253)           (42)          (333)
                                                                      ----------     ----------     ----------
Unrealized holding appreciation net of tax                                   490             82            647
                                                                      ----------     ----------     ----------
   Less:  reclassification adjustment for gains (losses)
   included in net income                                                      -             22     $      (41)
   Tax effect                                                                  -             (7)            15
                                                                      ----------     ----------     ----------
Unrealized appreciation on securities, net of reclassification        $      490     $       67            673
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                             CONSOLIDATED STATEMENTS
                                  OF CASH FLOWS

Year Ended December 31,                                                    2002          2001          2000
--------------------------------------------------------------------------------------------------------------
(In Thousands)
Cash flows from operating activities:
Net income                                                              $    3,100    $    3,357    $    4,323
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses                                                        -           175           250
Gains on sales of mortgage loans and mortgage-backed securities               (529)         (249)          (47)
(Gains) losses on investment securities available for sale                       -           (22)           41
Gains on calls of investment securities held to maturity                         -           (29)            -
Gains on sale of OREO                                                            -             -           (39)
Net amortization (accretion) of investment securities                        1,426           (37)          314
Depreciation of premises and equipment and other assets                        454           484           448
Loans originated for sale                                                  (35,415)      (25,301)       (2,485)
Proceeds from sales of mortgage loans and mortgage-backed securities        37,521        21,394         2,532
Decrease (increase) in accrued interest receivable                             145           365          (148)
Decrease in deferred income tax asset                                        1,798         1,742         1,999
(Increase) decrease in other assets                                           (309)           55            18
(Decrease) increase in advance payments by borrowers                           (55)           60          (137)
(Decrease) increase in other liabilities                                      (552)          498        (1,352)
                                                                        ----------    ----------    ----------

Net cash provided by operating activities                                    7,584         2,492         5,717
--------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale         5,493         6,532             -
Proceeds from maturities of investment securities held to maturity         337,318       642,579         8,611
Purchases of investment securities held to maturity                       (351,927)     (678,882)      (16,430)
Purchases of investment securities available for sale                      (31,194)      (26,037)            -
Purchases of mortgage-backed securities held to maturity                    (2,967)       (4,335)            -
Proceeds from sales of investment securities available for sale                  -         6,119        21,899
Principal payments of securities held to maturity                           38,283        23,557        10,748
Principal payments of securities available for sale                         11,670         7,765         2,775
Purchase of other equity securities                                              -           (46)            -
Increase in loans, net                                                      (8,210)       (9,986)      (23,893)
Proceeds from sales or payments on OREO                                         10            10           526
Purchases of Bank premises and equipment                                      (337)         (314)         (448)
                                                                        ----------    ----------    ----------

Net cash (used in) provided by investing activities                         (1,861)      (33,038)        3,788
--------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Net increase (decrease) in deposits                                         11,015        (2,098)       24,508
Additions to Federal Home Loan Bank advances                                11,000        48,120       695,950
Payments on Federal Home Loan Bank advances                                (19,755)      (27,411)     (683,163)
Net (decrease) increase in agreements to repurchase securities                (270)        4,220             -
(Decrease) increase in other borrowed funds                                   (483)            9       (30,793)
Dividends paid                                                              (1,920)       (1,749)       (1,134)
Treasury stock purchased                                                    (1,736)            -             -
Proceeds from exercise of stock options                                         33           104            43
                                                                        ----------    ----------    ----------

Net cash (used in) provided by financing activities                         (2,116)       21,195         5,411
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         3,607        (9,351)       14,916
Cash and cash equivalents, beginning of year                                13,162        22,513         7,597
                                                                        ----------    ----------    ----------

Cash and cash equivalents, end of year                                  $   16,769    $   13,162    $   22,513
==============================================================================================================
Cash paid during the year for:
  Interest on deposits and borrowed funds                               $   11,632    $   15,603    $   16,098
  Income taxes                                                                 271           188           179
Cash received during the year for:
  Income taxes                                                                 133             -             -
Supplemental Schedule of non-cash activities:
Change in valuation of investment securities available for sale                743            99         1,019
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION - LSB Corporation (the "Corporation" or the "Company") is a Massachusetts corporation and the holding company of the wholly-owned subsidiary Lawrence Savings Bank (the "Bank") a state-chartered Massachusetts savings bank. The Corporation was organized by the Bank on July 1, 2001 to be a bank holding company and to acquire all of the capital stock of the Bank. The consolidated financial statements presented herein reflect the accounts of the Corporation and its predecessor, Lawrence Savings Bank. The Corporation is supervised by the Board of Governors of the Federal Reserve System ("FRB"), and it is also subject to the jurisdiction of the Massachusetts Division of Banks, while the Bank is subject to the regulations of, and periodic examination by, the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks. The Bank's deposits are insured by the Bank Insurance Fund of the FDIC up to $100,000 per account, as defined by the FDIC, and the Depositors Insurance Fund, Inc. ("DIF") for customer deposit amounts in excess of $100,000.

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

The LSB Corporation's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Accordingly, management is required to make estimates and assumptions that affect amounts reported in the balance sheets and statements of operations. Actual results could differ significantly from those estimates and judgments. Material estimates that are particularly susceptible to change relate to the allowance for loan losses, income taxes and mortgage servicing rights.

CASH AND CASH EQUIVALENTS - For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal Funds sold. Generally, Federal Funds are sold with overnight maturities.

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

TRANSFERS AND SERVICING OF ASSETS AND EXTINGUISHMENTS OF LIABILITIES - The Company accounts and reports for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. This approach distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. After a transfer of financial assets, the Company recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. This financial components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for the sale, the Company accounts for the transfer as a secured borrowing with a pledge of collateral.

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

Impaired loans are commercial, commercial real estate, and individually significant residential mortgage loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate.

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

STOCK OPTIONS - The Corporation measures compensation cost for stock-based plans using the intrinsic value method. The intrinsic value method measures compensation cost as the difference between the exercise price of options granted and the fair market value of the Company's stock at the grant date. All options granted have an exercise price equivalent to the fair market value at the date of grant accordingly no compensation cost has been recorded. The Company's net income and earnings per share would have been reduced to the proforma amounts for the years ended December 31, and are presented in the table which follows:

                                                                            2002         2001        2000
-----------------------------------------------------------------------------------------------------------
(In Thousands except per share data)
Net Income:
  As Reported                                                           $    3,100    $   3,357   $   4,323
  Pro forma                                                                  2,867        3,086       4,167
Basic earnings per share:
  As Reported                                                           $     0.71    $    0.77   $    0.99
  Pro forma                                                                   0.66         0.71        0.96
Diluted earnings per share:
  As Reported                                                           $     0.69    $    0.74   $    0.97
  Pro forma                                                                   0.63         0.68        0.94

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                            2002        2001        2000
                                                                            ----      --------      ----
Expected volatility                                                           -         35.00%       -
Risk-free interest rate                                                       -          5.12%       -
Expected dividend yield                                                       -          3.37%       -
Expected life in years                                                        -       10 years       -
========================================================================================================

PENSION EXPENSE - The Bank is a participant in a multiple employer defined benefit pension plan. Pension expense is recognized on a net periodic pension cost method over the employee's approximate service period. Pension costs are funded in the year of accrual using the aggregate cost method.

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

RECENT ACCOUNTING DEVELOPMENTS

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 provides additional implementation guidance and supercedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. It is effective for financial statements issued for fiscal years beginning after December 15, 2001. Statement No. 144 was adopted on January 1, 2002 with no impact to the financial condition or results of operations of the Company.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Company. The Company enters into standby letters of credit to assure performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. In the event the customer fails to meet its contractual obligation to the beneficiary, the Company is required to make payments to the beneficiary upon request by the beneficiary so long as all performance criteria have been met. Most letters of credit extend up to one year. At December 31, 2002, the Company had letters of credit with potential amounts of future payments aggregating $1,120,000. The Company requires that all such letters of credit be secured by acceptable collateral. The majority of the Company's letters of credit are collateralized by cash. Other collateral can be pledged based upon management's credit evaluation of the customer which may include accounts receivable, inventory, property, plant and equipment and income-producing real estate. The recourse provisions of the agreements allow the Company to liquidate the cash used to collateralize the agreement. If another business asset is used as collateral and cash is not available, the Company creates a loan for the customer with the same criteria of its other lending activities. The fair value of letters of credit and other off-balance sheet financial instruments are discussed in Note 13 to the Consolidated Financial Statements. The fair value of these instruments is not reflected on the balance sheet.

(2)  INVESTMENT SECURITIES

The amortized cost and market value of investment securities at December 31, follows:

                                                              2002                                        2001
                                          -------------------------------------------   -----------------------------------------
                                           Amortized       Unrealized        Market        Amortized     Unrealized       Market
                                             Cost        Gain      Loss      Value           Cost      Gain     Loss       Value
---------------------------------------------------------------------------------------------------------------------------------
(In Thousands)
Investment securities held to maturity:
US Treasury obligations                    $  6,002    $    58   $     -   $   6,060     $   6,022   $  244   $     -   $   6,266
US Government
  Agency obligations                         26,243      1,471         -      27,714        15,966    1,111         -      17,077
Mortgage-backed securities                   13,440        407        (7)     13,840        16,633      310        (8)     16,935
Asset-backed securities                      32,551        610       (14)     33,147        40,337      694       (22)     41,009
Corporate obligations                        33,068        456       (16)     33,508        53,982      542         -      54,524
Municipal obligations                         2,021         31         -       2,052         2,062       13         -       2,075
                                           --------    -------   -------   ---------     ---------   ------   -------   ---------
                                           $113,325    $ 3,033   $   (37)  $ 116,321     $ 135,002   $2,914   $   (30)  $ 137,886
=================================================================================================================================
Investment securities available for sale:
US Government
  Agency obligations                       $ 31,078    $   742   $     -   $  31,820        20,126       37       (37)     20,126
Mortgage-backed securities                    2,770         80         -       2,850         5,629       67        (7)      5,689
Asset-backed securities                      12,074         14        (9)     12,079         8,077       20        (8)      8,089
Corporate obligations                         3,965        212       (10)      4,167         4,480      217        (3)      4,694
Municipal obligations                         2,000          -         -       2,000             -        -         -           -
Equity securities                               168          -         -         168           168        -         -         168
                                           --------    -------   -------   ---------     ---------   ------   -------   ---------
                                           $ 52,055    $ 1,048   $   (19)  $  53,084     $  38,480   $  341   $   (55)  $  38,766
=================================================================================================================================

Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

                                                       2002       2001        2000
-------------------------------------------------------------------------------------
(In Thousands)
Proceeds from sales                                    $ -       $ 6,119   $  21,899

Realized gains on sales                                  -            38          52

Realized losses on sales                                 -             -         (93)

The following table is a summary of the contractual maturities of investment securities held to maturity and available for sale at December 31, 2002. These amounts exclude equity securities, which have no contractual maturities. Mortgage-backed securities consist of FHLMC, FNMA, and GNMA certificates. Mortgage-backed and asset-backed securities are shown at their final contractual maturity date but are expected to have shorter average lives.

                                               HELD TO MATURITY                         AVAILABLE FOR SALE
                                       ----------------------------------        ----------------------------------
                                                     Weighted                                 Weighted
                                       Amortized      Market      Average        Amortized     Market       Average
December 31, 2002                        Cost         Value        Yield           Cost         Value        Yield
====================================================================================================================
(Dollars in Thousands)
US Treasury & Agencies obligations:
Within 1 year                          $  9,002    $   9,104       5.89%         $ 10,025     $  10,155      3.18%
1 to 2 years                              2,040        2,082       3.33            16,056        16,512      3.75
2 to 3 years                             14,958       16,177       6.28             4,997         5,153      3.90
3 to 5 years                              6,245        6,411       3.43                 -             -         -
                                       --------    ---------                     --------     ---------
                                         32,245       33,774       5.43            31,078        31,820      3.59
                                       --------    ---------                     --------     ---------
Mortgage-backed securities:
Within 1 year                               209          212       7.65                 -             -         -
1 to 2 years                              2,211        2,282       6.04                 -             -         -
2 to 3 years                              2,910        2,903       4.39               111           114      2.98
3 to 5 years                                576          618       7.06                 -             -         -
5 to 10 years                             5,680        5,933       6.46                 -             -         -
After 10 years                            1,854        1,892       5.33             2,659         2,736      5.33
                                       --------    ---------                     --------     ---------
                                         13,440       13,840       5.83             2,770         2,850      5.24
                                       --------    ---------                     --------     ---------
Asset-backed securities:
3 to 5 years                             10,729       10,993       5.22                 -             -         -
5 to 10 years                            12,647       12,875       5.33             7,277         7,269      4.43
After 10 years                            9,175        9,279       5.79             4,797         4,810      5.44
                                       --------    ---------                     --------     ---------
                                         32,551       33,147       5.42            12,074        12,079      4.83
                                       --------    ---------                     --------     ---------
Corporate obligations:
Within 1 year                            25,492       25,560       3.64                 -             -         -
1 to 2 years                              5,098        5,266       5.81             2,965         3,177      7.34
2 to 3 years                              1,060        1,123       4.81                 -             -         -
3 to 5 years                              1,418        1,559       7.71             1,000           990      2.68
After 10 years                                -            -          -                 -             -         -
                                       -------     ---------                     --------     ---------
                                         33,068       33,508       4.19             3,965         4,167      6.16
                                       --------    ---------                     --------     ---------
Municipal obligations:
Within 1 year                             2,021        2,052       3.99             2,000         2,000      1.76
                                       --------    ---------                     --------     ---------

                                       $113,325    $ 116,321       5.09%         $ 51,887     $  52,916      4.09%
==================================================================================================================

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities and yields to differ from the contractual maturities summarized above. As of December 31, 2002, the Company had callable investment securities with an amortized cost of $9.2 million and a market value of $9.5 million in the held to maturity portfolio. There were no callable investment securities in the available for sale portfolio.

(3)   FEDERAL HOME LOAN BANK STOCK

The Bank is required to own stock of the Federal Home Loan Bank of Boston ("FHLB"). The minimum investment is 5% of outstanding FHLB advances, or 1% of outstanding residential mortgages, whichever is largest. The Bank receives an amount equal to the par value of the stock when excess stock is redeemed.

(4)  LOANS

The components of the loan portfolio at December 31, follow:

                                              2002                  2001
---------------------------------------------------------------------------
(In Thousands)
Residential real estate                   $    60,140           $    78,605
Loans held for sale                             2,579                 4,156
Home equity                                    11,490                13,393
Construction                                   23,502                20,593
Commercial real estate                        112,745               100,110
Commercial business                            32,017                18,549
Consumer                                          654                   991
                                          -----------           -----------
Total loans                                   243,127               236,397
Allowance for loan losses                      (4,167)               (4,070)
                                          -----------           -----------
                                          $   238,960           $   232,327
===========================================================================

The amounts above include net deferred loan origination fees and costs totaling $153 thousand at December 31, 2002 and $160 thousand at December 31, 2001.

Mortgage loans serviced by the Company for others amounted to $77.1 million and $68.1 million at December 31, 2002 and 2001, respectively.

Non-performing loans at December 31, 2002 and 2001 amounted to $1 thousand and $951 thousand, respectively. There were no impaired loans at December 31, 2002. At December 31, 2001 impaired loans totaled $941 thousand, of which $210 thousand was allocated for in the allowance for loan losses.

In the ordinary course of business, the Bank makes loans to its Directors and Officers and their associates and affiliated companies ("related parties") at substantially the same terms and conditions as those prevailing at the time of origination for comparable transactions with other borrowers.

An analysis of total related party loans for the year ended December 31, 2002 follows:

   Balance at                                                                            Balance at
 January 1, 2002                        Additions                Repayments           December 31, 2002
-------------------------------------------------------------------------------------------------------
(In Thousands)
  $2,032                                  $835                      $934                  $1,933
========================================================================================================

The activity in the allowance for loan losses for the years ended December 31, follows:

                                                                        2002           2001          2000
-----------------------------------------------------------------------------------------------------------
(In Thousands)
Balance at beginning of year                                          $  4,070      $   3,685     $  3,381
Total charge-offs                                                           (1)            (3)         (28)
Total recoveries                                                            98            213           82
                                                                      --------      ---------     --------
Net recoveries                                                              97            210           54
Provision for loan losses                                                    -            175          250
                                                                      --------      ---------     --------
Balance at end of year                                                $  4,167      $   4,070     $  3,685
===========================================================================================================

The following table summarizes the balances of mortgage service fees at December 31:

                                                                                      2002          2001
----------------------------------------------------------------------------------------------------------
(In Thousands)
Balance at beginning of year                                                        $    948       $   854
Additions                                                                                336           252
Amortization                                                                           ( 269)         (158)
                                                                                    --------       -------
Mortgage servicing rights                                                              1,015           948
Valuation allowance                                                                     (377)          (75)
                                                                                    --------       -------
Balance at end of year                                                              $    638       $   873
==========================================================================================================

The following table summarizes activity in the mortgage service fees valuation allowance for the years ended December 31:

                                                                         2002         2001           2000
-----------------------------------------------------------------------------------------------------------
(In Thousands)
Balance at beginning of year                                          $     75      $       -       $     -
Provision charged to operations                                            302             75             -
                                                                      --------      ---------       -------
Balance at end of year                                                $    377      $      75       $     -
===========================================================================================================

The following table summarizes activity in the loan servicing fees net for the years ended December 31:

                                                                         2002          2001          2000
-----------------------------------------------------------------------------------------------------------
(In Thousands)
Service fee income                                                    $    269      $     281       $   315
Amortization of mortgage servicing rights                                 (269)          (158)         (161)
Provision for valuation allowance                                         (302)           (75)            -
                                                                      --------      ---------       -------
Mortgage servicing income (expense)                                       (302)            48           154
Late charges and other loan fees                                           157            107           127
                                                                      --------      ---------       -------
Loan servicing fees, net                                              $   (145)     $     155       $   281
===========================================================================================================

(5) BANK PREMISES AND EQUIPMENT

The components of premises and equipment at December 31, follow:

                                                                                     2002             2001
-------------------------------------------------------------------------------------------------------------
(In Thousands)
Premises                                                                            $  3,609        $  3,572
Equipment                                                                              2,503           2,245
Leasehold improvements                                                                   378             336
                                                                                    --------        --------
                                                                                       6,490           6,153
Less accumulated depreciation and amortization                                         3,440           2,986
                                                                                    --------        --------
                                                                                    $  3,050        $  3,167
============================================================================================================

Depreciation and amortization expense for the years ended December 31, 2002, 2001, and 2000 amounted to $454,000, $484,000, and $448,000, respectively.

Rent expense for leased premises for the years ended December 31, 2002, 2001 and 2000 amounted to $152,000, $144,000 and $143,000, respectively. The Company is obligated, under non-cancelable leases for premises and equipment, for minimum payments in future periods of $112,000 in the year 2003, and $90,000 for each of the years 2004 through 2007.

6) DEPOSITS

The following table shows the components of deposits at December 31, 2002 and 2001 and the range of interest rates paid as of December 31, 2002. Rates as of December 31, 2002

                                                      Rates as of
                                                      December 31,
                                                         2002                2002     2002
--------------------------------------------------------------------------------------------
(Dollars in Thousands)
Interest bearing accounts:
NOW and Super NOW accounts                             0.10-0.50%        $  35,568  $ 30,080
Savings accounts                                            0.50%           44,839    42,531
Money market investment accounts                       0.25-1.69%           64,653    57,575
Certificates of deposit                                1.24-6.25%           92,241    97,828
Retirement accounts                                    1.24-6.25%           27,982    27,032
                                                                         ---------  --------
Total interest bearing deposits                                            265,283   255,046

Non-interest bearing demand deposit accounts                    -           14,182    13,404
                                                                         ---------  --------
                                                                         $ 279,465  $268,450
============================================================================================

The components of interest expense on deposits for the years ended December 31, follow:

                                           2002            2001      2000
--------------------------------------------------------------------------
(In Thousands)
Now and Super NOW accounts               $      81       $    150   $  138
Savings accounts                               394            725      774
Money market investment accounts             1,097          1,664    1,935
Certificates of deposit                      3,109          5,908    5,623
Retirement accounts                          1,123          1,482    1,460
                                         ---------       --------   ------
                                         $   5,804       $  9,929   $9,930
==========================================================================

The amount and weighted average interest rate on certificates of deposit, including retirement accounts, by periods to maturity at December 31, 2002 are summarized as follows:

                                                                                Equal to                   Weighted
                                                                    Less       and greater                 Average
                                                                    than          than                     Interest
                                                                  $100,000      $100,000         Total      Rate
-------------------------------------------------------------------------------------------------------------------
 (Dollars in Thousands)
3 months or less                                                $   20,816      $  6,386       $  27,202     2.33%
From three to six months                                            14,616         3,589          18,205     2.18
From six to twelve months                                           34,507         9,494          44,001     3.11
From one to two years                                               14,130         2,414          16,544     3.30
From two to three years                                              4,517           441           4,958     4.70
Three years and thereafter                                           6,731         2,582           9,313     4.35
                                                                ----------      --------       ---------
                                                                $   95,317      $ 24,906       $ 120,223     2.98%
==================================================================================================================

Brokered deposits at December 31, 2002 totaled $2.0 million. There were no brokered deposits at December 31, 2001.

(7) FEDERAL HOME LOAN BANK ADVANCES, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED FUNDS

The FHLB permits member institutions to borrow funds for various purposes. Outstanding advances at December 31, 2002 are collateralized by a blanket lien against residential mortgages and other qualifying collateral.

Advances outstanding at December 31, follow:

                                     2002                               2001
-------------------------------------------------------------------------------------------
                                       Weighted Average                   Weighted Average
Maturity                     Amount     Interest Rate           Amount      Interest Rate
-------------------------------------------------------------------------------------------
(Dollars in Thousands)
2002                       $       -            -%            $   18,000        6.40%
2003                          15,275         4.84                 16,941        4.99
2004                          20,000         4.73                 20,000        4.73
2005                           6,000         5.91                  5,000        6.23
2006                           5,000         4.69                  5,000        4.69
2007                          15,000         4.53                  5,000        6.20
2009                             255         6.42                    270        6.42
2010                          20,000         6.03                 20,000        6.03
2011                          10,000         4.93                 10,000        4.93
2021                           2,707         6.23                  2,781        6.23
                           ---------                          ----------
                           $  94,237         5.13%            $  102,992        5.52%
=========================================================================================

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities to differ from the contractual maturities summarized above. As of December 31, 2002 the Company had callable advances totaling $53.0 million and amortizing advances totaling $4.7 million.

The Company may enter into agreements to repurchase securities sold. These agreements are treated as secured borrowings and the obligations to repurchase securities sold are reflected as liabilities and the securities collateralized by the agreements remain as assets. Generally, the outstanding collateral consists of U.S. Treasury and Government Agency obligations and is held by third party custodians. Repurchase agreements totaled $4.0 million at December 31, 2002 at a rate of 0.75%. Repurchase agreements outstanding at December 31, 2001 totaled $4.2 million at a rate of 0.31%.

Other borrowed funds at both December 31, 2002 and 2001 consisted of secured borrowings of $3.4 million and $3.9 million, respectively, bearing average interest rates of 8.86% and 7.46%, respectively.

Information relating to other borrowed funds for the years ended, follows:

                                                            2002                  2001                     2000
--------------------------------------------------------------------------------------------------------------------------
                                                   Repurchase  FHLB/FRB   Repurchase  FHLB/FRB    Repurchase     FHLB/FRB
                                                   Agreements  Advances   Agreements  Advances    Agreements     Advances
--------------------------------------------------------------------------------------------------------------------------
(Dollars In Thousands)
Outstanding at December 31                         $  3,950    $      -   $   4,220   $      -    $       -     $        -
Weighted average rate at December 31                   0.75%          -%       0.31%         -%           -%             -%
Average balance outstanding during the year        $   3,254   $     41   $   2,468   $     21    $  24,539     $   24,364
Weighted average rate during the year                  0.58%       2.11%       2.35%      4.42%        6.29%          6.14%
Maximum outstanding at any month end               $  5,463    $      -   $   5,836   $      -    $  42,544     $   71,000

(8) INCOME TAXES

An analysis of income tax expense for the years ended December 31, follows:

                                                     2002              2001              2000
-----------------------------------------------------------------------------------------------
(In Thousands)
Current expense (benefit):
Federal                                            $   (214)         $      65         $     69
State                                                   227                146               76
                                                   --------          ---------         --------
   Total current expense                                 13                211              145
                                                   --------          ---------         --------
Deferred expense (benefit):
Federal                                               1,791              1,730            1,462
State                                                   (11)               (11)              83
Change in valuation reserve                              18                 23               15
                                                   --------          ---------         --------
   Total deferred expense                             1,798              1,742            1,560
                                                   --------          ---------         --------
   Change in estimate for tax contingencies               -                  -             (851)
                                                   --------          ---------         --------
Total income tax expense                           $  1,811          $   1,953         $    854
===============================================================================================

A reconciliation of the difference between the expected federal income tax expense computed by applying the federal statutory rate of 34% to the amount of actual income tax expense for the years ended December 31, follows:

                                                     2002              2001              2000
-----------------------------------------------------------------------------------------------
(In Thousands)
Expected federal income tax expense                $ 1,670           $   1,805         $  1,760
Items affecting expected tax:
  State income tax, net of federal benefit             143                  89              105
  Other                                                (20)                 36             (175)
  Change in valuation reserve                           18                  23               15
  Change in estimate for tax contingencies               -                   -             (851)
                                                   -------           ---------         --------
Total income tax expense                           $ 1,811           $   1,953         $    854
===============================================================================================

The tax effects of temporary differences (the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax basis that give rise to deferred tax assets and liabilities for the years ended December 31, follow:

                                                                    2002             2001
-------------------------------------------------------------------------------------------
(In Thousands)
Deferred tax assets:
Allowance for loan losses                                        $    2,464       $   2,464
Net operating loss carryforward                                         438           2,094
Alternative minimum tax carryforward                                    244             347
Pension costs                                                           379             443
Deferred compensation                                                   426             367
Loan origination fees                                                    37              50
Depreciation                                                            314             299
Other                                                                   292             274
                                                                 ----------       ---------
  Gross deferred tax asset                                            4,594           6,338
Valuation reserve                                                       (56)            (38)
                                                                 ----------       ---------
   Deferred tax asset                                                 4,538           6,300
                                                                 ----------       ---------
Deferred tax liabilities:
  Unrealized gains on investment securities available for sale         (350)            (97)
  Other                                                                (502)           (466)
                                                                 ----------       ---------
  Gross deferred tax liability                                         (852)           (563)
                                                                 ----------       ---------
Net deferred income tax asset                                    $    3,686       $   5,737
-------------------------------------------------------------------------------------------

Operating losses in the early 1990's resulted in available tax loss carryforwards. A deferred tax valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income in the carryforward period. At December 31, 2002, the Bank has $1.3 million of tax loss carryforwards available that expire between 2011 and 2019.

At December 31, 2002, the Bank would need to generate approximately $10.8 million of future net taxable income to realize the net deferred income tax asset. Management believes that it is more likely than not that the net deferred income tax asset at December 31, 2002 will be realized based upon recent operating results.

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

At December 31, 2002 and 2001, the Company and the Bank not only exceeded each of the minimum capital requirements but also met the definition of "well capitalized" as defined by the FDIC and the Federal Reserve Bank under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Company or the Bank must maintain Tier 1 Total, and Leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company's or the Bank's classification as "well capitalized."

The Company's and the Bank's actual capital ratios and amounts at December 31, 2002 and 2001, follow:

                                                                Risk-Based Ratios
                              -----------------------------------------------------------------------------------
                                   Tier 1 Capital                  Total Capital                 Leverage
                              ---------------------------      ----------------------    ------------------------
Capital                           2002           2001            2002        2001            2002         2001
-----------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)

Capital Ratios:
Adequately capitalized              4.00%         4.00%           8.00%       8.00%            4.00%       4.00%
Well capitalized                    6.00%         6.00%          10.00%      10.00%            5.00%       5.00%
LSB Corporation                    16.49%        15.74%          17.74%      16.97%           12.10%      11.98%
Lawrence Savings Bank              15.68%        15.15%          16.93%      16.39%           11.49%      11.46%

Capital Amounts:

Adequately capitalized
    LSB Corporation           $   12,799      $ 13,236        $ 25,599    $ 26,472       $   17,445    $ 17,392
    Lawrence Savings Bank         12,720        13,155          25,441      26,310           17,356      17,390
Well capitalized
    LSB Corporation               19,199        19,854          31,999      33,090           21,807      21,740
    Lawrence Savings Bank         19,081        19,733          31,801      32,888           21,695      21,737
Actual Amounts:
    LSB Corporation               52,775        52,081          56,777      56,151           52,775      52,081
    Lawrence Savings Bank         49,869        49,824          53,846      53,894           49,869      49,824
===============================================================================================================

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

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements through the Plan's latest valuation dates which were October 31, 2002 and 2001.

                                                                  2002         2001
------------------------------------------------------------------------------------
 (In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year                       $    5,396   $    4,640
Service cost                                                         319          280
Interest cost                                                        377          360
Actuarial loss                                                       157          195
Benefits paid                                                       (207)         (79)
                                                              ----------   ----------
Benefit obligation at end of year                             $    6,042   $    5,396
=====================================================================================

Change in plan assets:
Fair value of plan assets at beginning of year                $    5,710   $    6,478
Actual return on plan assets                                        (550)        (710)
Employer contribution                                                355           21
Benefits paid                                                       (207)         (79)
                                                              ----------   ----------
Fair value of plan assets at end of year                      $    5,308   $    5,710
=====================================================================================

Funded status                                                 $     (734)  $      314
Unrecognized net actuarial gain                                     (136)      (1,380)
Unrecognized prior service cost                                      (32)         (36)
                                                              ----------   ----------
Accrued benefit cost included in other liabilities            $     (902)  $   (1,102)
=====================================================================================

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.75% and 4.50% for 2002 and 7.00% and 4.50% for 2001.

Net pension cost components for the years ended October 31, follow:

                                        2002     2001     2000
---------------------------------------------------------------
(In Thousands)
Service cost                           $ 319    $ 280    $ 258
Interest cost                            377      360      334
Expected return on plan assets          (456)    (518)    (416)
Amortization of net (gains) losses       (81)    (240)    (228)
Net amortization and deferrals            (4)      (4)      (4)
                                       -----    -----    -----
Net periodic pension cost              $ 155    $(122)   $ (56)
--------------------------------------------------------------

Assumptions used to develop the net periodic pension cost were:

                                                      2002          2001         2000
-------------------------------------------------------------------------------------
Discount rate                                         7.00%         7.75%        7.75%
Rate of increase in compensation levels               4.50          4.50         4.50
Expected long-term rate of return on assets           8.00          8.00         8.00

The Company provides an employee savings plan (the "Savings Plan") through the Savings Banks Employees' Retirement Association. The Savings Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Employees are eligible to participate in the Savings Plan immediately upon employment with the Company provided they have attained 21 years of age. Company employees become eligible for matching contributions after completing one year of service with 1,000 hours or more. On an annual basis, the Company determines whether or not to contribute to the Savings Plan. The Company contributed $104 thousand and $91 thousand on behalf of the employees who were in the Savings Plan in 2002 and 2001, respectively.

The Board offers options on its common stock to Directors, Management and Officers to purchase unissued common stock of the Company at a price equal to the fair market value of the Company's common stock on the date of grant. All options expire ten years from the date of grant. Under the 1986 and 1997 Stock Option Plans, the Company may grant options to Directors, Officers or employees up to 859,100 of which 166,670 shares have been exercised. As of December 31, 2002, 586,330 options were outstanding with 105,100 available for future use. The vesting schedule provided for 50% of options granted are vested after the first year and an additional 25% vest each year thereafter. Options are fully vested three years after the grant date. The summary of the status of the Stock Option Plan as of December 31, and changes during the years ended follow:

                                               2002                       2001                    2000
                                        --------------------     ---------------------   ----------------------
                                                    Weighted                  Weighted                 Weighted
                                                    Average                   Average                  Average
                                        Number of   Exercise     Number of    Exercise    Number of    Exercise
                                          Options     Price       Options       Price      Options      Price
----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         601,030   $   8.63        452,030    $    6.67      463,030   $   6.66
    Granted                                    -          -        165,000        13.87            -          -
    Exercised                            (14,700)      6.32        (14,750)        7.00       (8,000)      5.50
    Canceled                                   -          -         (1,250)        9.13       (3,000)      9.13
                                        --------                 ---------                ----------
Outstanding at end of year               586,330       8.69        601,030         8.63      452,030       6.67
                                        ========                 =========                ==========

Options exercisable end of year          503,830       7.84        397,530         6.42      372,530       6.16
Weighted average fair value of
    options granted during the year                $      -                   $    5.47                $      -

The following table summarizes information about the Stock Option Plans based on a range of exercise prices as of December 31, 2002.

                                                              Options Outstanding               Options Exercisable
                                                    ---------------------------------------    ---------------------
                                                                  Weighted         Weighted                 Weighted
                                                                   Average         Average                  Average
                                                    Number of     Exercise        Remaining    Number of    Exercise
Range of Exercise Price                              Options       Price            Life        Options      Price
--------------------------------------------------------------------------------------------------------------------
$2.00 to $5.00                                       105,830     $   4.40           1.6 years     105,830     $ 4.40
$5.01 to $8.00                                       175,000         6.05           3.5           175,000       6.05
$8.01 to $11.00                                      140,500         9.13           6.6           140,500       9.13
$11.01 to $14.00                                     165,000        13.87           8.6            82,500      13.87
                                                     -------                                      -------
Outstanding at end of year                           586,330         8.69           5.1           503,830       7.84
====================================================================================================================

In addition to the Company's defined benefit pension plan, the Company sponsors a defined benefit post-retirement plan that provides limited post-retirement medical benefits to certain full-time employees who retire before age 65 and life insurance benefits to full-time employees who retire after age 62 and after completing 10 years of service. The plan is non-contributory. The Company's policy is to fund the cost of postretirement benefits in amounts determined at the discretion of management. The amounts of accrued postretirement benefit cost reported on the Company's consolidated balance sheet were $291 thousand and $262 thousand as of December 31, 2002 and 2001, respectively.

The Company has two supplemental executive retirement plans with one of its key officers. At December 31, 2002 and 2001 the accrued liability was $1.0 million and $897 thousand, respectively. Expense associated with the plans was $143 thousand, $139 thousand and $136 thousand for the years ended December 31, 2002, 2001 and 2000, respectively.

(11)  CONTINGENCIES

The Bank is involved in various legal proceedings incidental to its business. After review with legal counsel, management does not believe resolution of such litigation will have a material adverse effect on the financial condition and operating results of the Bank.

In one litigation matter, the Bank was awarded a $4.2 million judgment in 1997. The Bank prevailed on this matter in appellate court. The Bank expects to collect this judgment, at least in substantial part, which would have a material favorable impact to the Bank's financial statements. Post judgment interest accrues from the date of this judgment and approximates $2.3 million at December 31, 2002. However, collectibility of post-judgment interest in addition to the $4.2 million award has not yet been determined.

In another litigation matter, the Bank was awarded $1.1 million by a jury verdict, during the fourth quarter 1999, in a legal case where the Bank sought to recover damages from loans previously charged off.

In 2000, the court entered final judgment for approximately $1.8 million, which includes accrued interest. This award has been appealed by defendants and collectibility of this award is subject to this appeal and other contingencies. This case was heard by the appellate court on December 11, 2002. A decision by the court has not been rendered as of March 31, 2003.

It is management's opinion the timing and final amount to be collected cannot be determined at this time. Accordingly, no recognition of these judgments has been recorded in the Consolidated Financial Statements.

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

The components of financial instruments with off-balance sheet risk at December 31, follow:

                                                                         Fixed      Variable
2002                                                                     Rate         Rate       Total
------------------------------------------------------------------------------------------------------
(In Thousands)
Financial instruments with contract amounts represent credit risk:
  Unused commitments to extend credit:
  Residential mortgages                                                $   2,866    $  1,311   $  4,177
  Home equity lines of credit                                              1,919       6,342      8,261
  Personal lines of credit                                                   223           -        223
  Commercial real estate mortgage                                          3,199       9,748     12,947
  Construction                                                               345      11,296     11,641
  Commercial loans                                                         9,062      16,669     25,731
                                                                       ---------    --------   --------
Total unused commitments                                               $  17,614    $ 45,366   $ 62,980
=======================================================================================================
Letters of credit and standby letters of credit                        $       -    $  1,120   $  1,120
=======================================================================================================
Forward commitments to sell mortgage loans                             $   5,349    $      -   $  5,349
=======================================================================================================

                                                                         Fixed      Variable
2001                                                                     Rate         Rate       Total
------------------------------------------------------------------------------------------------------
(In Thousands)
Financial instruments with contract amounts represent credit risk:
  Unused commitments to extend credit:
  Residential mortgages                                                $   2,918    $  1,707   $  4,625
  Home equity lines of credit                                              2,355       6,706      9,061
  Personal lines of credit                                                   225           -        225
  Commercial real estate mortgage                                          5,682      13,848     19,530
  Construction                                                                 -      16,635     16,635
  Commercial loans                                                           250      29,030     29,280
                                                                       ---------    --------   --------
Total unused commitments                                               $  11,430    $ 67,926   $ 79,356
=======================================================================================================
Letters of credit and standby letters of credit                        $       -    $  1,978   $  1,978
=======================================================================================================
Forward commitments to sell mortgage loans                             $   7,475    $      -   $  7,475
=======================================================================================================

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

The estimated fair values of the Bank's financial instruments at December 31, follow:

                                                   2002                       2001
                                           ---------------------    -----------------------
                                           Carrying      Fair        Carrying       Fair
                                            Value        Value        Value         Value
-------------------------------------------------------------------------------------------
(In Thousands)
Financial assets:

  Cash and due from banks                 $    7,136   $    7,136   $    7,457   $    7,457
  Short-term investments                       9,633        9,633        5,705        5,705
  Investment securities                      166,409      169,405      173,768      176,652
  Federal Home Loan Bank stock                 5,950        5,950        5,950        5,950
  Accrued interest receivable                  2,459        2,459        2,604        2,604
  Loans, net                                 238,960      240,311      232,327      238,512
Financial liabilities:
  Deposits                                $  279,465   $  281,216   $  268,450   $  269,533
  Borrowed funds                             101,591      107,134      111,099      113,381
  Mortgagors' escrow accounts                    518          518          573          573
  Accrued interest payable                       431          431          498          498

FAIR VALUE OF FINANCIAL INSTRUMENTS OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

Off-balance sheet financial instruments generally have interest rates which reflect current market rates.

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

(14) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The condensed financial statements for LSB Corporation, referred to as the "Parent Company" for purposes of this Note only at and for the year ended December 31, follow:

Balance Sheets                                                                     2002           2001
---------------------------------------------------------------------------------------------------------
(In Thousands)
  Assets:
  Cash deposits in subsidiaries                                                 $      958    $       248
  Investment securities held to maturity at amortized cost                           1,999          1,999
  Investment in subsidiary, at equity                                               51,045         51,817
  Other assets                                                                          61    $        44
                                                                                ----------    -----------
      Total assets                                                              $   54,063    $    54,108
                                                                                ==========    ===========
  Liabilities and Stockholders' Equity:
  Liabilities:
    Accrued income taxes                                                        $       (4)   $        11
    Accrued expenses                                                                     8              5
                                                                                ----------    -----------
      Total liabilities                                                                  4             16
                                                                                ----------    -----------
  Total stockholders' equity                                                        54,059         54,092
                                                                                ----------    -----------
      Total liabilities and stockholders' equity                                $   54,063    $    54,108
                                                                                ==========    ===========

Statements of Operations                                                           2002           2001
---------------------------------------------------------------------------------------------------------
(In Thousands)
  Dividends from bank subsidiary                                                $    4,547    $     3,320
                                                                                ----------    -----------
      Total operating income                                                         4,547          3,320
  Non-interest expenses                                                                235            188
                                                                                ----------    -----------
  Income before income taxes and undistributed earnings                              4,312          3,132
  Income tax benefit                                                                   (50)            (7)
                                                                                ----------    -----------
  Income before undistributed earnings of subsidiary                                 4,362          3,139
  Equity in undistributed earnings of subsidiary                                    (1,262)           218
                                                                                ----------    -----------
  Net income                                                                    $    3,100    $     3,357
                                                                                ==========    ===========

The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

Cash flows                                                                                         2002
-----------------------------------------------------------------------------------------------------------
(In Thousands)
Cash flows from operating activities:                                                         $     3,100
Net income
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in deferred income tax asset                                                                 (43)
Net distributed earnings of subsidiaries                                                            1,262
Decrease in other assets                                                                               26
Decrease in other liabilities                                                                         (12)
Accretion of discounts                                                                                (47)
                                                                                              -----------
   Net cash provided by operating activities                                                        4,286
                                                                                              -----------
Cash flows from investing activities:
Purchases of investment securities held to maturity                                               (50,153)
Proceeds from maturities of investment securities held to maturity                                 50,200
                                                                                              -----------
   Net cash provided by investing activities                                                           47
                                                                                              -----------
Cash flows from financing activities:
Proceeds from exercise of stock options                                                                33
Treasury stock purchased                                                                           (1,736)
Dividends paid                                                                                     (1,920)
                                                                                              -----------
   Net cash provided by financing activities                                                       (3,623)
                                                                                              -----------
Net increase in cash and cash equivalents                                                             710
Cash and cash equivalents, beginning of year                                                          248
                                                                                              -----------
Cash and cash equivalents, end of year                                                        $       958
                                                                                              ===========
Supplemental cash flow information:
Cash paid during the year for:
   Income taxes                                                                               $        30
                                                                                              ===========

Cash flows for the parent company are presented for the year ended 2002 only. The parent company became the holding company for the Bank on July 1, 2001 and thus the cash flows were immaterial for the year ended December 31, 2001.

(15)  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                  2002
                                                            ----------------------------------------------------
                                                             March             June       September    December
                                                               31               30           30           31
----------------------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)
Interest and dividend income                                $ 6,421         $  6,480      $  6,158     $  6,079
Interest expense                                              3,103            2,936         2,923        2,603
                                                            -------         --------      --------     --------
Net interest income                                           3,318            3,544         3,235        3,476
Provision for loan losses                                         -                -             -            -
                                                            -------         --------      --------     --------
Net interest income after provision for loan losses           3,318            3,544         3,235        3,476
Non-interest income                                             429              349           323          392
Non-interest expense                                          2,459            2,601         2,529        2,566
                                                            -------         --------      --------     --------
Income before income tax                                      1,288            1,292         1,029        1,302
Income tax                                                      472              473           334          532
                                                            -------         --------      --------     --------

Net income                                                  $   816         $    819      $    695     $    770
===============================================================================================================

Basic earnings per share                                    $  0.19         $   0.19      $   0.16     $   0.18
Diluted earnings per share                                  $  0.18         $   0.18      $   0.15     $   0.17
===============================================================================================================

                                                                                  2001
                                                            -----------------------------------------------------
                                                             March             June      September      December
                                                               31               30           30           31
-----------------------------------------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)
Interest and dividend income                                $ 7,398         $  7,282      $  7,237     $  6,875
Interest expense                                              4,196            4,007         3,928        3,480
                                                            -------         --------      --------     --------
Net interest income                                           3,202            3,275         3,309        3,395
Provision for loan losses                                         -               50           125            -
                                                            -------         --------      --------     --------
Net interest income after provision for loan losses           3,202            3,225         3,184        3,395
Non-interest income                                             281              298           354          493
Non-interest expense                                          2,208            2,303         2,312        2,299
                                                            -------         --------      --------     --------
Income before income tax                                      1,275            1,220         1,226        1,589
Income tax                                                      484              430           472          567
                                                            -------         --------      --------     --------

Net income                                                  $   791         $    790      $    754     $  1,022
===============================================================================================================

Basic earnings per share                                    $  0.18         $   0.18      $   0.17     $   0.23
Diluted earnings per share                                  $  0.18         $   0.17      $   0.17     $   0.22
===============================================================================================================

                            STOCKHOLDERS' INFORMATION

The Company's stock trades on the Nasdaq Stock Market under the symbol "ALSBX@". Sales prices of the stock are reported in the Wall Street Journal as "ALSBCorp@". Prior to July 1, 2001, the Bank's common stock traded on the Nasdaq stock market under the symbol "LSBX". Prices of the Bank's common stock were reported in the Wall Street Journal as "LawrenceSvg".

The following table sets forth for the fiscal periods indicated certain information with respect to the sales prices of the Company=s common stock.

                                      Price
                            ----------------------
Fiscal Year                    High          Low
--------------------------------------------------
2002
 First Quarter              $   13.20    $   12.00
 Second Quarter                 14.02        12.26
 Third Quarter                  14.00        12.00
 Fourth Quarter                 13.51        11.00

2001
 First Quarter              $   11.86    $    9.81
 Second Quarter                 13.65        10.50
 Third Quarter                  14.00         9.81
 Fourth Quarter                 13.10        10.11

2000
 First Quarter              $   7.625    $   6.750
 Second Quarter                 7.500        6.813
 Third Quarter                  9.313        6.625
 Fourth Quarter                10.875        8.000

The Company declared and paid a cash dividend of $0.44 per share ($0.11 in each quarter) during 2002. The Company expects to pay dividends during 2003.

On December 31, 2002 there were approximately 1,063 holders of common stock. This number does not reflect the number of persons or entities who hold their stock in nominee or "Astreet@" name through various brokerage firms.

The Annual Meeting of the stockholders of LSB Corporation will be held at 10:00 a.m. on Tuesday, May 6, 2003 at the Andover Country Club, Canterbury Street, Andover, Massachusetts.

CORPORATE HEADQUARTERS
LSB Corporation
30 Massachusetts Avenue
North Andover, MA   01845-3460

MAILING ADDRESS
30 Massachusetts Avenue
North Andover, MA   01845-3460

INVESTOR RELATIONS
Barbara A. Biondo
Telephone (978) 725-7556
Fax (978) 725-7593

A copy of the Company=s Form 10-K as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is available without charge upon written request to Investor Relations.

TRANSFER AGENT
EquiServe
P.O. Box 43010
Providence, RI   02940-3010

INDEPENDENT AUDITORS
KPMG LLP
99 High Street
Boston, MA   02110

LEGAL COUNSEL
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, MA   02110-3333

                                  DIRECTORS OF
                               LSB CORPORATION AND
                              LAWRENCE SAVINGS BANK

Eugene A. Beliveau, D.D.S.                         Neil H. Cullen
Dentist                                            Chief Financial Officer
                                                   Phillips Academy

Kathleen Boshar Reynolds                           Richard Hart Harrington, CPA
Prudential/Howe and Doherty                        Chairman
                                                   Gordon, Harrington & Osborn,
                                                   P.C.

Malcolm W. Brawn                                   Robert F. Hatem
Executive Vice President & Secretary               Business Consultant
The Andover Companies

Thomas J. Burke                                    Marsha A. McDonough
Chairman of the Board                              Regional Education Offices
Lawrence Savings Bank                              U.S. Department of State
Register of Deeds
Attorney

Byron R. Cleveland, Jr.                            Paul A. Miller
President                                          President and
J. H. Horne & Sons                                 Chief Executive Officer
                                                   Lawrence Savings Bank and
                                                   LSB Corporation

                                   OFFICERS OF
                                 LSB CORPORATION

Paul A. Miller                                     Richard J. D'Ambrosio
President and                                      Assistant Treasurer
Chief Executive Officer

John E. Sharland                                   Timothy L. Felter
Senior Vice President, Treasurer and               Assistant Treasurer and
Chief Financial Officer                            Investment Officer

Robert P. Perreault                                Jeffrey W. Leeds
Executive Vice President                           Assistant Treasurer

Barbara A. Biondo
Secretary

                                   OFFICERS OF
                              LAWRENCE SAVINGS BANK

PAUL A. MILLER                      COMMERCIAL REAL ESTATE LENDING        SHARON S. PRIVITERA
President and                       FREDERICK P. MALOOF                   Vice President and
Chief Executive Officer             Vice President                        Branch Administrator/Security
                                                                          Officer

ROBERT P. PERREAULT                 PAUL M. VALLACE                       GAYLE M. FILI
Executive Vice President            Vice President                        Vice President and
                                                                          Branch Manager

BARBARA A. BIONDO                   CREDIT POLICY AND ADMINISTRATION      CHERYL A. PARENT
Clerk                               LEE D. DICKEY                         Vice President and
                                    Senior Vice President                 Branch Manager

CARLA M. FRIEDRICH                  JOHN P. MALYNN                        MARIA FINA
Vice President and                  Vice President and                    Branch Manager
Human Resources Officer             Collections Manager

ROBYN K. LeBUFF                     LINDA A. BAILEY                       SUSAN M. DANCAUSE
Vice President and                  Assistant Vice President and          Assistant Vice President and
Marketing Officer                   Credit Administration Officer         Retirement Services Officer

BRENDA MISKINIS                     CONSUMER LENDING                      LINDA BUELL
Assistant Vice President            MAUREEN McCARTHY                      Branch Manager
Marketing Officer                   Vice President and
                                    Compliance/CRA Officer

Lending Division                    RESIDENTIAL MORTGAGE LENDING          PAUL M. FRANK
JEFFREY W. LEEDS                    JOHN P. TEOLI                         Branch Manager
Executive Vice President and        Vice President
Chief Lending Officer

Commercial Banking                 SUSAN M. CAIN                         SUPPORT SERVICE DIVISION
JACOB KOJALO                       Assistant Vice President and          RICHARD J. D'AMBROSIO
Senior Vice President and          Senior Mortgage Underwriter           Senior Vice President
Senior Lending Officer

ROBERT J. DeLUCA                    FINANCE DIVISION                      CARMELA CUTULI
Vice President                      JOHN E. SHARLAND                      Vice President and
                                    Senior Vice President, Treasurer      Loan Servicing Manager
                                    and Chief Financial Officer

STEVEN K. VENTRE                    LINDA M. CHASE BORRELLI               CHERYL A. VINING
Vice President                      Vice President and Controller         Vice President and
                                                                          Deposit Servicing Manager

SCOTT P. McDUFFEE                   PERSONAL BANKING DIVISION             STANLEY R. WARD, JR.
Commercial Credit Officer           TIMOTHY L. FELTER                     Assistant Vice President
                                    Executive Vice President and
                                    Investment Officer                    LAURA LaVOIE
                                                                          Assistant Vice President
                                                                          Senior Computer Network Engineer

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

Branch Offices:
342 North Main Street
Andover, MA 01810
(978) 725-7590

300 Essex Street
Lawrence, MA 01840
(978) 725-7530

20 Jackson Street
Methuen, MA 01844
(978) 725-7545

148 Lowell Street
Methuen, MA 01844
(978) 725-7570

Lawrence Savings Bank
24 Hour Information
Phone: (978) 725-7700

REMOTE ATM LOCATION:

36 Knipe Road
Haverhill, MA 01835

www.LawrenceSavings.com

Member
FDIC

Member
DIF

                                       v
        This Annual Report is printed on recycled paper.     LSBCM-AR-03