Form 10-K, Exhibit 13
period 2003-12-31
LSB CORP
filed 2004-03-26
CIK 1143848

Letter to the Stockholders

LSB Corporation (the “Company”) reported net income of $4,136,000 or $0.94 diluted earnings per share for the year ended December 31, 2003 compared to net income of $3,100,000 or $0.69 diluted earnings per share for the year ended December 31, 2002. During 2003, there were several financial highlights or other items worth noting for the Company and its wholly owned subsidiary, Lawrence Savings Bank, (the “Bank”), such as the Bank’s commitment to the local community, net interest income, non-interest income, non-interest expense, lawsuit recovery, capital adequacy and shareholders’ value.

The Company conducts its business in the Merrimack Valley in Massachusetts and southern New Hampshire. The Company helps meet the needs of the community through various means. The Directors and Officers meet these needs through participation in various organizations located in or around the community. Almost all Directors and Officers have had direct or indirect participation for many years with community organizations. During 2003, approximately 43 community organizations had 71 positions held by 32 Officers of the Company. Some of these organizations provide direct care to individuals such as Family Services, Inc., Lawrence General Hospital, YWCA, Salvation Army and Samaritans. Other organizations provide a higher level of service to the community such as the Chamber of Commerce, Exchange Club, Kiwanis and Rotary. There are industry organizations that our Officers actively participate beside these community organizations such as the Deposit Insurance Fund (DIF), Savings Bank Employee Retirement Associations (SBERA) and MassBankers. All these organizations severed by our Directors and Officers keep us in touch with the needs of our customers and the community.

Meeting these customer and community needs can be a challenging job especially in a declining interest rate environment. The focus has been to originate commercial real estate, construction and commercial loans while improving upon our core deposits. The net-interest margin has declined in the past three years to 2.90% in 2003 from 3.20% in 2002 and 3.21% in 2001. Lower interest rates give loan customers incentive to refinance existing loans at lower rates. The average yield on loans has dropped to 6.55% in 2003 from 7.20% in 2002 and 7.93% in 2001. The Company has purchased investment securities when profitable to do so in order to maintain net interest income at approximately $12.4 million in 2003 down from $13.6 million in 2002 and $13.2 million in 2001. Deposits and borrowed funds are the main sources of financing assets for the Company. Although the cost of funds for deposits and borrowings do not always rise or fall in tandem with loan or investment security yields, the Company constantly monitors these cost of funds, which were 2.44% in 2003, 3.14% in 2002 and 4.36% in 2001, in order to help maintain net interest income with declining asset yields.

Non-interest income increased by $2,111,000 (including the lawsuit payment noted below) for the year ended 2003 compared to $1,493,000 in 2002. Income on loan fees increased to $20,000 in 2003 compared to a loss of $145,000 in 2002. The income on loan fees can be attributed to $186,000 in commercial loan prepayment penalties for the year ended 2003. Also contributing to the increase were deposit account fees of $713,000 in 2003 compared to $665,000 in the same period of 2002. Partially offsetting these increases was a reduction in gains on the sale of mortgage loans to $467,000 from $529,000 in 2003 and 2002, respectively.

Non-interest expenses decreased to $9,738,000 from $10,155,000 in 2002. This decline is primarily attributable to a reduction in professional fees to $643,000 from $806,000 resulting from lower legal fees. Salaries and employee benefits decreased to $5,923,000 from $6,006,000 resulting from the salary reduction initiatives and lower headcount. Other expenses decreased $148,000 mainly attributable to reductions in marketing, professional development and administrative expenses due to expense reduction efforts.

On October 21, 2003 the Massachusetts Appeals Court rendered a favorable opinion on a lawsuit in which the Bank was the plaintiff. The Company received payment in the amount of $1,996,000 on October 30, 2003. This payment received was recorded in non-interest income. The after tax impact is approximately $1,251,000, which represents approximately $0.29 per basic earnings per share.

Capital levels have been consistent in 2003 from 2002 for the Company. The Company is considered to be “well capitalized” as defined by the Federal Reserve Bank and the Federal Deposit Insurance Corporation for all periods presented. The Corporation’s leverage ratio was 12.11% and 12.10% at December 31, 2003 and December 31, 2002, respectively.

The Company’s stock price closed at $17.31 and $12.24 at December 31, 2003 and 2002, respectively. The increase of $5.07 represents approximately a 41% increase at December 31, 2003 compared to December 31, 2002. Shareholders received an increase in the dividend paid during the year to $0.48 per share in 2003 compared to $0.44 per share in 2002 with a dividend payout ratio of approximately 50% or more for both years. During 2004, our Board of Directors, management and staff will continue to work to further improve the earnings of the Company and shareholder value.

Paul A. Miller
President and Chief Executive Officer
LSB Corporation

Financial Table of Contents

4	Financial Highlights

5	Business

8	Management’s Discussion and Analysis of Financial Condition and Results of Operations

22	Report of Management Responsibility

23	Independent Auditors’ Report

24	Consolidated Balance Sheets

25	Consolidated Statements of Operations

26	Consolidated Statements of Changes in Stockholders’ Equity

27	Consolidated Statements of Cash Flows

28	Notes to Consolidated Financial Statements

46	Stockholders’ Information
EX-13 2003 ANNUAL REPORT TO SHAREHOLDERS
EX-14 CODE OF PROFESSIONAL CONDUCT
EX-20 2004 PROXY STATEMENT
EX-21 SUBSIDIARIES OF LSB CORPORATION
EX-23.1 CONSENT OF KPMG LLP
EX-31.1 SECTION 302 CERTIFICATION OF C.E.O.
EX-31.2 SECTION 302 CERTIFICATION OF C.F.O.
EX-32.1 SECTION 906 CERTIFICATION OF C.E.O.
EX-32.2 SECTION 906 CERTIFICATION OF C.F.O.

FINANCIAL HIGHLIGHTS

December 31,	2003	2002	2001	2000	1999
(Dollars in Thousands, Except Per Share Data)
Balance Sheet Data:
Total assets	$466,108	$439,134	$438,267	$413,090	$404,172
Loans, gross	211,503	243,127	236,397	222,045	198,098
Allowance for loan losses	4,220	4,167	4,070	3,685	3,381
Other real estate owned	2	12	22	32	519
Federal funds sold	889	9,633	5,705	15,427	—
U.S. Treasury, Government agency and Corporate obligations	226,338	155,132	160,337	125,542	151,358
Municipal obligations	1,624	4,021	2,062	60	113
Other securities	4,916	7,256	11,369	25,231	26,301
Deposits	272,540	279,465	268,450	270,548	246,040
Borrowed funds	133,352	101,591	111,099	86,161	104,167
Equity	55,002	54,059	54,092	52,313	48,408

Year Ended December 31,	2003	2002	2001	2000	1999
Operating Data:
Interest income	$21,334	$25,138	$28,792	$29,037	$26,097
Interest expense	8,977	11,565	15,611	16,358	13,183

Net interest income	12,357	13,573	13,181	12,679	12,914
Provision for loan losses	—	—	175	250	75
Non-interest income	1,608	1,493	1,426	1,124	844
Lawsuit judgment collected	1,996	—	—	—	—
Non-interest expense	9,738	10,155	9,122	8,376	9,347

Income before income taxes	6,223	4,911	5,310	5,177	4,336
Income tax expense	2,087	1,811	1,953	854	1,582

Net income	$4,136	$3,100	$3,357	$4,323	$2,754

Basic earnings per share	$0.98	$0.71	$0.77	$0.99	$0.63
Diluted earnings per share	$0.94	$0.69	$0.74	$0.97	$0.61

At or for the year ended December 31,	2003	2002	2001	2000	1999
Other Data:
Interest rate spread	2.57%	2.78%	2.64%	2.66%	3.05%
Net interest margin on average earning assets	2.90	3.20	3.21	3.22	3.55
Return on average assets (net income / average assets)	0.94	0.71	0.79	1.05	0.72
Return on average equity (net income / average stockholders’ equity)	7.76	5.72	6.35	8.72	5.77
Dividend payout ratio (dividends declared per share divided by basic earnings per share)	48.98	61.97	51.95	26.26	23.81
Average stockholders’ equity to average assets ratio	12.16	12.34	12.39	12.06	12.47
Cash dividends declared and paid per common share	$0.48	$0.44	$0.40	$0.26	$0.15
Book value per share at year end	12.99	12.71	12.35	11.99	11.11

BUSINESS

Summary

LSB Corporation (the “Corporation” or the “Company”) is a one bank-holding company principally conducting business through Lawrence Savings Bank (the “Bank”). The Corporation became the holding company for the Bank on July 1, 2001 pursuant to a plan of reorganization in which each share of Bank common stock then outstanding (and accompanying preferred stock purchase rights) was converted into and exchanged for one share of the Corporation’s common stock (and accompanying preferred stock purchase rights). The Corporation’s common stock is currently traded on the Nasdaq Stock Market under the symbol “LSBX”. Prices of the common stock are reported in the Wall Street Journal as “LSB Corp”.

The Bank was established as a Massachusetts savings bank in 1868; the Bank converted from mutual to stock form on May 9, 1986.

The Corporation is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (“FRB”), and Massachusetts Division of Banks. The Bank is subject to supervision and regulation of, and periodic examination by, the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks.

The Bank has four wholly-owned subsidiaries at December 31, 2003. Shawsheen Security Corporation and Shawsheen Security Corporation II engage exclusively in buying, selling, dealing in and holding securities for their own accounts. Pemberton Corporation and Spruce Wood Realty Trust, respectively, hold foreclosed real estate and real estate used in the ordinary course of the Bank’s business.

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

The principal source of funds for the Corporation is dividends from its Bank subsidiary. The principal sources of funds for the Bank’s lending and investment activities are deposits, loan payments and prepayments, investment securities payments and maturities, advances from the Federal Home Loan Bank, Federal funds purchased and securities sold under agreements to repurchase.

Market Area

The Bank’s primary market area is the Merrimack Valley in Massachusetts and southern New Hampshire. The Bank has five banking offices in the communities of Andover, Lawrence, Methuen (2), and North Andover, Massachusetts. The Bank has a remote ATM location in Haverhill, Massachusetts.

Lending Activities

The Bank’s loan portfolio consists of commercial real estate, commercial business, construction, residential mortgage, home equity and consumer loans. The Bank is aggressive in seeking loans from creditworthy customers; competition on both pricing and underwriting terms has been strong in the Bank’s market area. Gross loans at December 31, 2003 were $211.5 million down from $243.1 million at December 31, 2002.

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

Commercial business. The Bank originates loans secured by business assets which are not real estate. The Bank has “Preferred Lender” status from the U.S. Small Business Administration (“SBA”). The interest rates on these loans may be fixed or variable. The rates are primarily based on a margin over the Prime Rate as published in the The Wall Street Journal or the Base Rate determined by the Bank. The margin is determined based on the creditworthiness of the borrower, security offered and competitive factors.

Construction. These loans are generally short-term in nature and are for land development, construction of residential homes built on speculation, construction of homes for homeowners with permanent financing, and for construction of commercial facilities (including retail, manufacturing and office space). These loans are generally priced to yield the The Wall Street Journal Prime Rate plus a margin. Construction loans may involve additional risk due to uncertainty of estimated cost of completion of a project, or ultimate sale of the property to an end buyer. The Bank attempts to reduce these risks by lending to contractors with pre-arranged buyers or having financing commitments upon completion, or to businesses that are expanding and will occupy the completed project.

Residential mortgages. The Bank originates fixed and adjustable rate residential mortgage loans which are underwritten to be eligible for sale in the secondary market. These loans are secured primarily by owner occupied 1-4 family primary residential properties. Adjustable rate mortgage loans are generally held by the Bank in the loan portfolio as a means to manage interest rate risk. Fixed rate mortgages are generally sold into the secondary market unless management believes they represent a good long-term asset based on various factors such as loan-to-value ratios, interest rates and management’s expectations of a loan’s duration.

Secondary mortgage market. The Bank is an approved seller and servicer for the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Massachusetts Housing Financing Agency (“MHFA”). Sales of mortgage loans may be made at a premium or discount resulting in gains or losses on the transaction. Based on the structure of the sale, loans sold to the secondary market provide the Bank with service fee income over the life of the loan.

Home equity. The Bank makes second mortgage and home equity loans. Home equity loans can be accessed by the borrower by a deposit account established with the Bank. These loans carry interest rates that are either fixed or variable based on the Prime Rate published in the The Wall Street Journal plus or minus a margin above or below this rate depending on the particular product selected by the borrower.

Consumer. The Bank offers a variety of consumer loan products including overdraft lines of credit, collateral loans, and secured and unsecured personal loans. These loans are generally fixed rate in nature. The Bank adjusts interest rates on these products from time-to-time based on competitive factors in the marketplace.

Deposit Activity and Other Sources of Funds

Deposits and borrowings are the primary source of funds for funding loans and purchasing investment securities. The mix of deposits and borrowings is dependent on many factors, such as loan demand, competition, the economy, interest rates, and capital resources. Deposits are obtained from the general public through the Bank’s branch offices by additions to various deposit accounts, including checking, savings, money market, certificates of deposit and individual retirement accounts. The interest rates on these accounts generally are competitive with other local financial institutions. The Bank’s core deposit products (savings, checking and money market accounts) allow customers more flexibility and access and generally earn lower interest rates than other types of accounts due to the Bank’s operating costs to service these accounts. Certificates of deposit provide customers with higher interest rates, but less flexibility and access to deposits. Increasing and decreasing interest rates offered on certificates of deposit allows the Bank to adjust its sources of funds while providing a competitive interest rate. In addition to deposit accounts, other sources of funds include advances from the Federal Home Loan Bank of Boston (“FHLB”), Federal funds purchased and securities sold under agreements to repurchase.

The Bank is a member of the FHLB. As a member, the Bank is required to hold FHLB stock equal to at least 1% of residential mortgage loans or 5% of outstanding FHLB advances, whichever is higher. All FHLB advances are secured by a blanket lien on the Bank’s qualifying collateral. These FHLB advances may be used to fund loans and investment securities or meet other cash needs of the Bank. The terms of FHLB advances can be short or long-term with interest rates based on U.S. Treasury obligations with similar maturities.

Competition

The Bank competes with local, regional and national financial service providers in its lending and deposit activities. The Bank competes in the local market against other local and branch offices of regional financial institutions such as banks, thrifts and credit unions. In addition, less regulated local and national businesses such as mortgage companies, securities brokerage firms, insurance companies and mutual funds offer services competitive with those of the Bank. Bank mergers and recent legislation permitting interstate and cross-industry expansion may increase competition. The Bank competes on the basis of interest rates, deposit and loan terms, fees, office location, product and service arrays, customer convenience and technological advantages. Competition in the Bank’s deposit taking and lending activities is affected by movements in interest rates, local and national market developments, economic trends and the Bank’s ability to adjust to change.

Supervision and regulation

The Corporation is subject to regulation and supervision by the Federal Reserve Bank (“FRB”) pursuant to the Bank Holding Company Act of 1956, as amended, and files with the FRB an annual report and such additional reports as the FRB may require. The Corporation is also subject to the jurisdiction of the Massachusetts Division of Banks. As a bank holding company, the Corporation’s activities are limited to the business of banking and activities closely related or incidental to banking. The Corporation may not directly or indirectly acquire the ownership or control of more than five percent of any class of voting shares or substantially all of the assets of any company that is not engaged in activities closely related to banking and also generally must provide notice to or obtain approval of the FRB in connection with any such acquisition. The Bank is a state-chartered savings bank subject to the regulations and supervisory authority of, and periodic examinations by, both the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks. These examinations test the Bank’s safety and soundness and compliance with various statutory and regulatory requirements. The Corporation and the Bank are subject to federal and state taxation authorities. The Bank is subject to certain reserve and reporting requirements as a non-member bank of the Federal Reserve System. Federal and state bank regulatory agencies have authority to issue cease and desist orders, assess civil money penalties, remove officers and directors, issue capital directives and impose prompt corrective action restrictions or requirements to address safety and soundness and compliance issues of the Bank. In addition, the Bank must obtain prior regulatory approvals to undertake certain banking transactions and initiatives, including establishment, relocation or termination of a banking office, and merger or acquisition transactions with other banks or non-

banking entities. The supervision and regulation of the Bank are intended primarily for the protection of depositors and non-business borrowers.

The results of examinations provide regulators with a means of measuring and assessing each institution and taking prompt corrective actions to address any safety and soundness or compliance issues.

USA Patriot Act. On October 26, 2001, President George W. Bush signed into law the “Uniting and Strengthening America by providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (or “USA Patriot Act”). Title III of the USA Patriot Act, known as “The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001” (the “Act”) is intended to make it more difficult for terrorists to launder money in the United States. In addition, the Act also makes it easier for law enforcement and regulatory officials to share information and identify illegal money laundering activity.

Pursuant to Section 326 of the Act the Secretary of the Treasury promulgated regulations that substantially increase the identification and verification requirements for customers of financial institutions. The regulations require financial institutions to develop procedures for verifying the identity of a person opening an account, maintaining records of such information, and, consulting lists of suspected terrorists and terrorist organizations “to determine whether a person seeking to open an account appears on any such list.”

In addition, under Section 311 of the Act the Secretary of the Treasury may require, by regulation or by order, that financial institutions take certain “special measures” for all institutions, accounts or transactions that the Secretary deems to be a “primary money laundering concern.” Most significant among these are requirements to maintain records and report information which identify the participants in a transaction involving a money laundering concern (also known as “know your customer”), and to maintain information relative to the beneficiaries of such a transaction.

Section 352 of the Act amends the Bank Secrecy Act to require all financial institutions to establish anti-money laundering programs. These must include, at a minimum: “(A) the development of internal policies, procedures, and controls; (B) the designation of a compliance officer; (C) an ongoing employee training program; and (D) an independent audit function to test programs.”

Pursuant to Section 314 of the USA Patriot Act, the Secretary of the Treasury promulgated regulations to encourage cooperation among financial institutions, their regulators, and law enforcement officials. The purpose is to help provide financial institutions with information regarding suspected terrorist or money laundering activity. The regulations require each financial institution to designate one or more individuals to receive such information and may establish procedures for the protection of such information.

Sarbanes-Oxley Act of 2002. On July 30, 2002, President George W. Bush signed into law the “Sarbanes–Oxley Act of 2002” (or the “Sarbanes-Oxley Act”). The Sarbanes-Oxley Act establishes a comprehensive framework for modernizing and reforming the oversight of public company financial accounting and disclosure practices. Principal components of the Sarbanes-Oxley Act include:

•	The creation of a public Company Accounting Oversight Board, with which all accounting firms performing audits for public companies are required to register, and which is empowered to set auditing, quality control and independence standards, to inspect registered firms, and to conduct investigations and to take disciplinary actions, subject to SEC oversight.

•	The strengthening of auditor independence from corporate management by limiting the type and scope of non-audit services that auditors can offer their public company audit clients, requiring periodic rotation of public company audit partners, requiring direct auditor reports to company audit committees, and prohibiting public companies from exerting improper influence over their outside auditors.

•	The imposition of new corporate governance requirements including among other things, independence and financial expertise requirements for audit committee membership and empowerment of public company audit committees to appoint, compensate and oversee their company’s outside auditors.

•	Requirements that the Chief Executive Officer and the Chief Financial Officer certify financial statements included in public company filings with the SEC and disgorge bonuses and stock-based compensation for periods for which the company is forced to restate its financial results, a prohibition of insider stock trades during “black-out” periods when a company’s employee benefits plans are precluded from trading, and a prohibition of public company loans or extensions of credit to directors and officers.

•	Requirements that public companies disclose whether they have a code of ethics for their senior financial officers and if not, why not, and that management periodically assess and report on the adequacy of the company’s internal controls.

•	The imposition of new and accelerated public company disclosure requirements, requirements to report off balance sheet transactions and of accelerated reporting of insider transactions in company stock

The SEC has issued and continues to issue final and proposed regulations implementing many of the Sarbanes-Oxley Act provisions.

Securities and Exchange Commission Filings on Company’s Web Site. Under the Securities Exchange Act of 1934 Sections 13 and 15(d), periodic and current reports must be filed with the Securities and Exchange Commission (“SEC”). The Company electronically files the following reports with the SEC: Form 10-K (Annual Report), Form 10-Q (Quarterly Report), Form 8-K (Report of Unscheduled Material Events), Forms 3, 4 & 5 (Statements of Ownership), Form S-3 and 8-A (Registration Statements, and Form DEF 14A (Proxy Statement). The Company may file additional forms. The SEC maintains an Internet site, www.sec.gov in which all forms filed electronically may be accessed. The Company’s website: www.lawrencesavings.com has a new section for SEC filings available free of charge and provides a link under www.lawrencesavings.com/stockholder-info.asp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements and Factors Which May Affect Future Results

This Annual Report contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 as amended) that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of the Corporation, projected or anticipated benefits, or events related to other future developments involving the Corporation or the industry in which it operates. When verbs in the present tense such as “believes,” “expects,” “anticipates,” “continues,” “attempts” or similar expressions are used, forward-looking statements are being made. Stockholders should note that many factors, some of which are discussed elsewhere in this document and in other documents which we incorporate by reference here in, could affect the future financial results of the Corporation and could cause results to differ materially from those expressed in or incorporated by reference in this document. Those factors include fluctuations in interest rates, or in the relationship between long and short term rates, inflation, changes in government regulations and economic conditions. Other factors include competition in the geographic and business areas in which the Corporation conducts its operations such as might, result, for example: increased mergers and acquisitions, consolidation of size of competing financial institutions in the Company’s market area, or increased competition in the Company’s market area from other types of lending institutions such as credit unions or lending institutions based outside of the Company’s market area. As a result of such risks and uncertainties, the Corporation’s actual results may differ materially from such forward-looking statements. The Corporation does not undertake, and specifically disclaims any obligation to publicly release revisions to any such forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Executive Level Overview

The Company’s financial results are dependent on the following areas of the income statement: net interest income, provision for loan losses, non-interest income, non-interest expense and provision for income taxes. Net interest income is the primary earnings of the Company and the main focus of management. Net interest income is the difference between interest earned on loans and investment securities and interest paid on deposits and borrowings. Deposits and borrowings have short durations and the cost of these funds do not rise and fall in tandem with loans and investment securities. There are many risks involved in managing net interest income including, but not limited to underwriting standards, interest rate and duration risk. These risks have a direct impact on the level of net interest income. The Company manages these risks through credit review by an outside firm and the Asset and Liability Management Committee (“ALCO”) meetings on a regular basis. The credit review process reviews loans for underwriting and grading of loan quality while ALCO reviews the liquidity, interest rate risk and capital resources. Loan quality has a direct impact on the amount of provisions for loan losses the Company reports.

Non-interest income has a direct impact on earnings of the Company. Maintenance of customers’ accounts for loans and deposits generate fee income depending on the product selected. The Company generates gains on sales of mortgage loans and receives fee income from servicing loans sold. Non-interest income is primarily impacted by the volume of transactions from customers, which could change based on interest rates, pricing and competition.

Non-interest expenses include various expenses of the Company which are controlled by a budget process. In 2003, management determined that net-interest income would experience some compression due to lower interest rates and implemented various expense reduction programs to help offset the reduction in net interest income.

Provisions for income taxes are directly related to earnings or implemented tax strategies of the Company. Changes in the statutory tax rates and the earnings of the Company, the Bank and its subsidiaries, would effect the amount of income taxes reported.

There are areas in the Consolidated Financial Statements were significant estimates or assumptions are used in preparation of the Consolidated Financial Statements. Management monitors the application of the Company’s Critical Accounting Policies due to the nature and impact of these estimates and assumptions on earnings. The Critical Accounting Policies are discussed below.

Critical Accounting Policies

Critical accounting policies are defined as those policies that have significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Management believes that the Company’s critical accounting policies upon which the Consolidated Financial Statements depend and which involve the most complex or subjective decisions or assessments are as follows:

Allowance for Loan Losses: The allowance balance reflects management’s assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company’s regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of the year. The allowance is increased by provisions for loan losses, which are a charge to the income statement, and by recoveries on loans previously charged-off. The allowance is reduced by loans charged-off. For a further discussion of the Company’s methodology of assessing the adequacy of the allowance for loan losses, see Management’s Discussion and Analysis of Financial Condition and Results of Operation and see Note 1 to the Consolidated Financial Statements for more details on establishing the allowance for loan losses.

Income Taxes: Operating losses in the early 1990’s resulted in available tax loss carry-forwards. A deferred tax valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income in the carry-forward period. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax valuation allowances are established and based on management’s judgment as to whether it is more likely than not that all or some portion of the future tax benefits of prior operating losses will be realized. It should be noted, however, that factors beyond management’s control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. For a further discussion on income taxes, see Management’s Discussion and Analysis of Financial Condition and Results of Operation and see Notes 1 & 8 to the Consolidated Financial Statements.

Mortgage Servicing Rights (“MSR”): When loans are sold with servicing rights retained, the Company allocates the carrying amount of the loan between the underlying asset sold and the rights retained, based on their relative fair values. The fair value is estimated using market prices when available or using a valuation model that calculates the present value of future servicing fee income using discount rates and prepayment assumptions that management believes represent current market conditions. The following risk characteristics are considered for determining fair value; loan type, interest rate, loan term and remaining maturities. The resulting MSR are amortized over the period of estimated net servicing income using a method which approximates the interest method. Actual prepayment experience is reviewed periodically. When actual prepayments exceed estimated prepayments, the balance of the MSR is adjusted accordingly through the establishment of a valuation allowance. Periodically, the MSR are assessed for impairment based on the fair value of such rights and recognized by a charge to the valuation allowance. For further details on Mortgage Servicing Rights see Notes 1 & 4 to the Consolidated Financial Statements.

Financial Condition

Overview

Total assets amounted to $466.1 million at December 31, 2003 up from $439.1 million at December 31, 2002. The increase in asset size is due to an increase of $66.5 million in investment securities. The cash used for the net securities purchase came from the payoff of loans which declined by $31.6 million, a reduction of $8.7 million in Federal funds sold and an increase in borrowed funds totaling $31.8 million from December 31, 2002.

Interest Earning Assets

The Company manages its earning assets by utilizing available capital resources in a manner consistent with the Company’s credit, investment and leverage policies. Loans, U.S. Treasury and Government Agency obligations, mortgage-backed securities, other investment securities, and short-term investments comprise the Company’s earning assets. Total earning assets averaged $425.7 million in 2003, an increase of $919 thousand or 0.2% from 2002.

One of the Company’s primary objectives continues to be the origination of loans that are soundly underwritten and collateralized. The Company’s loan portfolios decreased in 2003. The change in these portfolios caused the average balance of the loan portfolio to decrease in 2003 by $15.9 million to $219.2 million.

The Company increases the investment portfolio through funds obtained from the FHLB, repurchase agreements and other borrowings when it is profitable to do so. The average balance of investment securities, including U.S. Treasury and Government Agency securities, mortgage-backed securities, other bonds and equity securities, and short-term investments amounted to $206.5 million in 2003 as compared to $189.7 million in 2002. These securities represent 47.1% of the Company’s average assets for the year ended December 31, 2003 versus 43.2% of average assets for the year ended December 31, 2002.

Investment Securities

The investment portfolio totaled $232.9 million and $166.4 million, respectively, at December 31, 2003 and 2002, an increase of $66.5 million or 39.9%. The largest increase of $58.2 million was in U.S. Government Agency obligations. Also experiencing increases were mortgage-backed securities and mutual funds increasing $30.0 million and $969 thousand, respectively. Partially offsetting these increases were decreases of $15.3 million, $2.4 million and $1.2 million in corporate obligations, municipal obligations and U.S. Treasury obligations, respectively, as these securities matured. Asset-backed securities decreased $3.8 million due to higher than normal prepayment speeds. For more information on investment securities, see Financial Highlights and Note 2 of the Consolidated Financial Statements.

Loans

Total loans at December 31, 2003 and 2002 amounted to $211.5 million and $243.1 million, respectively, a decrease of $31.6 million or 13.1%. Residential loans decreased $3.1 million or 5.2% during 2003 and commercial loans, construction loans and commercial real estate loans decreased by $17.2 million, $7.5 million and $242 thousand, respectively. The decrease in the portfolios was due to prepayment or loan payoffs during 2003. Equity loans decreased $1.3 million or 10.9% as a result of the heavy refinance market. For more information on loans, see Interest Rate Sensitivity and Note 4 to the Consolidated Financial Statements.

The components of the loan portfolio at December 31, follow:

	2003		2002		2001		2000		1999
	Balance	Percent	Balance	Percent	Balance	Percent	Balance	Percent	Balance	Percent
(Dollars in Thousands)
Residential real estate loans:
Fixed rate	$33,059	15.7%	$31,583	13.0%	$40,861	17.3%	$44,350	20.0%	$49,825	25.1%
Adjustable rate	23,958	11.3	28,557	11.7	37,744	16.0	33,576	15.1	30,232	15.3

	57,017	27.0	60,140	24.7	78,605	33.3	77,926	35.1	80,057	40.4

Home equity loans:
Fixed rate	5,882	2.7	7,915	3.3	10,155	4.3	12,367	5.6	8,716	4.4
Adjustable rate	4,354	2.1	3,575	1.5	3,238	1.4	3,630	1.6	3,890	2.0

	10,236	4.8	11,490	4.8	13,393	5.7	15,997	7.2	12,606	6.4

Commercial real estate loans:
Fixed rate	16,508	7.8	16,651	6.8	16,447	7.0	10,247	4.6	10,898	5.5
Adjustable rate	95,995	45.3	96,094	39.4	83,663	35.3	76,882	34.6	69,995	35.3

	112,503	53.1	112,745	46.2	100,110	42.3	87,129	39.2	80,893	40.8

Construction loans	16,040	7.6	23,502	9.7	20,593	8.7	17,148	7.7	9,666	4.9
Loans held for sale	338	0.2	2,579	1.1	4,156	1.8	—	0.0	—	—
Commercial loans	14,805	7.0	32,017	13.2	18,549	7.8	22,602	10.2	13,143	6.6
Consumer loans	564	0.3	654	0.3	991	0.4	1,243	0.6	1,733	0.9

Total loans	211,503	100.0%	243,127	100.0%	236,397	100.0%	222,045	100.0%	198,098	100.0%

Allowance for loan losses	4,220		4,167		4,070		3,685		3,381

Loans, net	$207,283		$238,960		$232,327		$218,360		$194,717

Allowance for Loan Losses

The allowance for loan losses is maintained through the provision for loan losses which is a charge to operations. The allowance balance reflects management’s assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company’s regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of each year. The Company considers the current year end 2003 level of the allowance for loan losses to be appropriate. The allowance as a percentage of total loans was 2.0% at December 31, 2003 and 1.7% at December 31, 2002. See Note 1 to the financial statements for further details on establishing the allowance for loan losses.

“Impaired loans” are commercial, commercial real estate and individually significant residential mortgage loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are not the same as “non-accrual loans,” although the two categories overlap. Non-accrual loans include impaired loans and are those on which the accrual of interest is discontinued when principal or interest has become contractually past due 90 days. The Company may choose to place a loan on non-accrual status due to payment delinquency or the uncertainty of collectibility, while not classifying the loan as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant residential mortgage loans. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateral dependent loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is based on the fair value of the collateral.

The Company maintained a low level of risk assets and delinquencies during the year 2003. As a result, there was no charge to the provision for loan losses in the years 2003 or 2002. The Company had net recoveries of $53 thousand in 2003 and $97 thousand in 2002.

The following table summarizes changes in the allowance for loan losses for the years ended December 31:

	2003	2002	2001	2000	1999
(Dollars in Thousands)
Balance at beginning of year	$4,167	$4,070	$3,685	$3,381	$3,272
Charge-offs by loan type:
Residential mortgage	—	—	—	—	(17)
Commercial	—	—	(3)	—	—
Commercial real estate	—	—	—	(27)	—
Consumer	—	(1)	—	(1)	—

Total charge-offs	—	(1)	(3)	(28)	(17)

Recoveries by loan type:
Residential mortgage	31	—	2	6	28
Commercial	—	—	—	5	3
Commercial real estate	16	89	201	62	13
Consumer	6	9	10	9	7

Total recoveries	53	98	213	82	51

Net recoveries (charge-offs)	53	97	210	54	34
Provision for loan losses	—	—	175	250	75

Ending balance	$4,220	$4,167	$4,070	$3,685	$3,381

Ratio of net recoveries (charge-offs) to average loans outstanding during the period	0.02%	0.04%	0.09%	0.03%	0.02%

The following table sets forth the breakdown of the allowance for loan losses by loan category for the years ended December 31. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	2003		2002		2001		2000		1999
		Percent		Percent		Percent		Percent		Percent
		of loans		of loans		of loans		of loans		of loans
		in each		in each		in each		in each		in each
		category		category		category		category		category
		to Total		to Total		to Total		to Total		to Total
(Dollars in Thousands)	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Construction, commercial and commercial real estate	$3,175	67.7%	$3,525	69.1%	$3,251	58.8%	$2,711	57.1%	$1,933	52.3%
Residential mortgage and home equity	270	32.0	314	30.6	397	40.8	436	42.3	526	46.8
Consumer	26	0.3	29	0.3	41	0.4	49	0.6	55	0.9
Unallocated	749	N/A	299	N/A	381	N/A	489	N/A	867	N/A

	$4,220	100.0%	$4,167	100.0%	$4,070	100.0%	$3,685	100.0%	$3,381	100.0%

In determining the adequacy of the allowance for loan losses, the Company aggregates the estimated credit loss on individual loans, pools of loans and other pools of risk having geographic, industry or other common exposures where inherent losses are identified or anticipated.

All loans classified as “Substandard” or “Doubtful” are evaluated for collectibility and an allocation is made based on an assessment of the net realizable value of any collateral.

The Company categorizes each commercial loan into different pools of risk. Each risk level allocation factor has been determined based upon the Company’s review of common practices within the industry, its estimate of expected loss for loans with similar credit characteristics based upon historical experience and migration analysis, the losses experienced by the Company in the most recent 36 months, together with the Company’s assessment of future economic trends, conditions and other relevant factors that may have an impact on or may affect repayment of loans in these pools.

Residential mortgages, home equity loans, equity lines of credit, second mortgages and all other small consumer loans are considered in the aggregate and an allocation factor is assessed based upon the Company’s most recent 24-month historical loss experience together with an assessment of future economic trends, conditions and other relevant factors that may have an impact on, or may affect repayment of, the loans in these pools.

On a quarterly basis, the Company evaluates all allocation factors for appropriateness, considering (i) significant changes in the nature and volume of the loan portfolio, (ii) the Company’s assessment of local and national economic business conditions, and (iii) any other relevant factor that it considers may have an impact on loan portfolio risk.

Based upon these evaluations, changes to the reserve provision may be made to maintain the overall level of the reserve at a level that the Company deems appropriate and adequate to cover the estimated credit losses inherent in the Company’s loan portfolio.

Potential Problem Loans

The Company has a loan review and grading system. During the loan review process, deteriorating conditions of certain loans come to management’s attention in which erosion of the borrower’s ability to comply with the original terms of the loan agreement could potentially result in the classification of the loan as a risk asset. This may result from deteriorating conditions such as cash flows, collateral values or creditworthiness of the borrower. At December 31, 2003 and 2002, there were $2.5 million and $1.5 million respectively, identified as potential problem loans.

Risk Assets

Risk assets consist of non-performing loans, OREO, and restructured loans. The components of risk assets at December 31, for the years indicated are as follows:

	2003	2002	2001	2000	1999
(Dollars in Thousands)
Risk assets:
Non-performing loans:
Residential real estate	$—	$1	$10	$10	$—
Commercial real estate	—	—	730	—	—
Commercial business	—	—	211	—	—

Total non-performing loans	—	1	951	10	—

Other real estate owned:
Land	47	57	67	77	87
Commercial real estate	—	—	—	—	477
OREO valuation allowance	(45)	(45)	(45)	(45)	(45)

Total other real estate owned	2	12	22	32	519

Total risk assets	$2	$13	$973	$42	$519

Risk assets as a percent of total loans and OREO	0.0%	0.0%	0.4%	0.0%	0.3%

Risk assets as a percent of total assets	0.0%	0.0%	0.2%	0.0%	0.1%

Non-performing loans consist of both (i) loans 90 days or more past due, and (ii) loans placed on a non-accrual status because full collection of the principal balance is in doubt. Non-performing loans at December 31, 2003 were zero and at December 31, 2002 were $1 thousand, a decrease from $951 thousand at December 31, 2001.

The Company actively monitors risk assets. The Company attempts to work with delinquent borrowers in order to bring loans current. If the borrower is not able to bring the loan current, the Company commences collection efforts. Valuation of property at foreclosure, and periodically thereafter, is based upon appraisals and management’s best estimates of fair value less selling costs. The Company’s policy is to sell such property as quickly as possible at fair value.

Interest Bearing Liabilities

The Company’s earning assets are primarily funded with deposits, securities sold under agreements to repurchase, FHLB advances and stockholders’ equity. The Company manages its interest bearing liabilities to maintain a stable source of funds while providing competitively priced deposit accounts. Interest bearing deposits include regular savings accounts, NOW and Super NOW accounts, money market accounts, and certificates of deposit.

In 2003 total average interest bearing liabilities were $367.9 million which was a $453 thousand or 0.1% decrease from $368.4 million in 2002. Average total interest bearing deposits of $265.6 million comprised 72.2% of interest bearing liabilities in 2003 while in 2002 such deposits totaling $261.4 million comprised 71.0% of interest bearing liabilities.

Changing interest rates can affect the mix and level of various deposit categories. The lower average interest rate paid on money market accounts and certificates of deposit had an impact on the overall interest rate paid on deposits and caused a decrease of 65 basis points in 2003 and 155 basis points in 2002. The average balance of money market investment accounts increased by $10.5 million to $69.5 million in 2003 and by $4.7 million to $59.0 million in 2002. The average balance for NOW and Super NOW accounts increased by $2.6 million to $36.2 million in 2003 and by $2.4 million to $33.6 million in 2002. The average balance for certificates of deposit decreased by $8.6 million to $115.1 million in 2003 and decreased by $13.3 million to $123.7 million in 2002.

Average borrowed funds in 2003, 2002 and 2001 were $102.3 million, $107.0 million and $95.1 million, respectively, including advances from the FHLB and other borrowed funds. The increase of $11.9 million in 2002 resulted from the utilization of available credit in a low interest rate environment with longer maturities of three to five years.

Deposits

Total deposits decreased $6.9 million or 2.5% during 2003 to $272.5 million at December 31, 2003 from $279.5 million at December 31, 2002. Certificates of deposit had the largest decrease of $18.1 million or 19.6%. Also decreasing were savings accounts, retirement accounts and demand deposits by $515 thousand, $316 thousand and $72 thousand, respectively, in 2003. Partially offsetting these decreases were increases in money market investment accounts and NOW accounts of $11.5 million and $540 thousand, respectively, during 2003. For more information, see Note 6 to the Consolidated Financial Statements.

Borrowed Funds

Total borrowed funds increased $31.8 million or 31.3% during 2003 to $133.4 million at December 31, 2003 from $101.6 million at December 31, 2002. FHLB advances totaled $78.9 million in 2003 and $94.2 million in 2002, a decrease of $15.4 million due to repayments. Other borrowed funds are comprised of FHLB short-term advances which totaled $52.0 million and zero, respectively, at December 31, 2003 and 2002, agreements to repurchase which totaled $2.5 million and $4.0 million, at December 31, 2003 and 2002, respectively and other secured borrowings which totaled zero and $3.4 million, respectively, at year end 2003 and 2002. See Note 7 to the Consolidated Financial Statements for further information.

Results of Operations

Overview

The Company’s net earnings amounted to $4.1 million or $0.94 diluted earnings per share, $3.1 million or $0.69 diluted earnings per share and $3.4 million or $0.74 diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, respectively. On October 21, 2003 the Massachusetts Appeals Court rendered a favorable decision on a lawsuit in which the Corporation’s wholly-owned subsidiary, Lawrence Savings Bank, was the Plaintiff. The Bank received payment for the judgment in the amount of $2.0 million on October 30, 2003. This payment received was recorded in non-interest income. The after-tax impact was approximately $1.3 million, which represents approximately $0.29 basic earnings per share. The Company’s earnings decreased by 7.7% or $257 thousand in 2002 compared to 2001, impacted by an increase in net-interest and non-interest income offset by an increase in net-interest expenses.

The Company’s net interest income, which is the difference between interest earned on assets and interest paid on liabilities, totaled $12.4 million in 2003, $13.6 million in 2002 and $13.2 million in 2001. The decrease in 2003 versus 2002 resulted from lower rates earned on average earning assets. The Company’s net interest margin was 2.90% in 2003 versus 3.20% and 3.21% in 2002 and 2001, respectively. The decrease in 2003 resulted primarily from lower average rates earned on interest earning assets.

There was no provision for loan losses in 2003 and 2002 due to the low level of risk assets and minimal delinquent loans. The provision for loan losses was a charge of $175 thousand in 2001. The provision for loan losses was made to maintain an appropriate allowance for loan losses in 2001.

Non-interest income amounted to $3.6 million, $1.5 million and $1.4 million in 2003, 2002 and 2001, respectively. The increase during 2003, excluding the payment from the lawsuit, totaled $115 thousand and was attributable mainly to income on loan fees of $20 thousand from a loss of $145 thousand in 2002. Deposit account fees also increased $48 thousand during 2003. The increase in 2002 and 2001 was primarily due to gains on sales of mortgage loans of $529 thousand and $249 thousand, respectively. Deposit account fees increased $71 thousand during 2002, offsetting these increases was a decrease in loan fees to a net loss of $145 thousand from income of $155 thousand in 2001.

Non-interest expense totaled $9.7 million in 2003, $10.2 million in 2002 and $9.1 million in 2001. The decline is primarily attributable to a reduction in professional fees of $163 thousand during 2003 resulting from lower legal fees associated with collection efforts on loan previously charged off. Salaries and employee benefits decreased $83 thousand resulting from salary reduction initiatives and a lower headcount in 2003. Salaries and employee benefits increased during 2002 by $742 thousand, of which $358 thousand was attributable to pension expense associated with the employees defined benefit pension plan, and professional fees increased by $135 thousand in 2002 due to increased legal expenses associated with collection efforts. Expenses attributable to the establishment of the holding company totaled $188 thousand in 2001, of which $107 thousand were professional fees.

Average Balances, Net Interest Income and Average Interest Rates

The table below presents the Company’s average balance sheet, net interest income and average interest rates for the years ended December 31. Average real estate, commercial business, and consumer loans include non-performing loans.

	2003			2002			2001
			Average			Average			Average
	Average		Interest	Average		Interest	Average		Interest
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
(Dollars in Thousands)
Assets
Loans:
Residential real estate	$68,150	$4,027	5.91%	$87,122	$5,848	6.71%	$97,982	$7,123	7.27%
Commercial real estate	126,950	9,005	7.09	126,083	9,759	7.74	112,021	9,577	8.55
Commercial business	23,511	1,282	5.45	20,918	1,256	6.00	19,379	1,490	7.69
Consumer	543	42	7.73	905	69	7.62	1,236	105	8.50

Total loans	219,154	14,356	6.55	235,028	16,932	7.20	230,618	18,295	7.93

Investment securities:
U.S. Treasury and Government Agency obligations	122,238	3,964	3.24	105,438	4,763	4.52	67,293	4,189	6.23
Other bonds and equity securities	39,698	1,580	3.98	57,228	2,275	3.98	76,789	4,237	5.52
Mortgage-backed securities	37,746	1,362	3.61	18,715	1,040	5.56	26,290	1,618	6.15
Short-term investments	6,843	72	1.05	8,351	128	1.53	10,236	453	4.43

Total investment securities	206,525	6,978	3.38	189,732	8,206	4.33	180,608	10,497	5.81

Total interest earning assets	425,679	21,334	5.01%	424,760	25,138	5.92%	411,226	28,792	7.00%

Allowance for loan losses	(4,247)			(4,131)			(3,864)
Cash and due from banks	7,450			7,132			5,950
Other real estate owned	8			18			28
Other assets	9,604			11,841			13,432

Total assets	$438,494			$439,620			$426,772

Liabilities and Stockholders’ Equity
Deposits:
Regular savings accounts	$44,842	$196	0.44%	$45,102	$389	0.86%	$40,938	$720	1.76%
NOW and Super NOW accounts	36,175	44	0.12	33,596	86	0.26	31,187	155	0.50
Money market accounts	69,498	900	1.30	59,011	1,097	1.86	54,266	1,664	3.07
Certificates of deposit	115,121	3,036	2.64	123,673	4,232	3.42	136,952	7,390	5.40

Total interest bearing deposits	265,636	4,176	1.57	261,382	5,804	2.22	263,343	9,929	3.77
Borrowed funds	102,294	4,801	4.69	107,001	5,761	5.38	95,089	5,682	5.98

Total interest bearing liabilities	367,930	8,977	2.44	368,383	11,565	3.14	358,432	15,611	4.36

Non-interest bearing deposits	13,727			13,515			12,015
Other liabilities	3,510			3,488			3,469

Total liabilities	385,167			385,386			373,916
Stockholders’ equity	53,327			54,234			52,856

Total liabilities and stockholders’ equity	$438,494			$439,620			$426,772

Net interest rate spread			2.57%			2.78%			2.64%
Net interest income		$12,357			$13,573			$13,181

Net interest margin on average earning assets			2.90%			3.20%			3.21%

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

	2003 vs. 2002				2002 vs. 2001
	Total			Rate/	Total			Rate/
	Change	Volume	Rate	Volume	Change	Volume	Rate	Volume
(In Thousands)
Interest income:
Loans:
Residential real estate	$(1,821)	$(1,273)	$(700)	$152	$(1,275)	$(789)	$(546)	$60
Commercial real estate	(754)	67	(815)	(6)	182	1,202	(906)	(114)
Commercial business	26	156	(115)	(15)	(234)	118	(326)	(26)
Consumer	(27)	(28)	1	—	(36)	(28)	(11)	3

Total loans	(2,576)	(1,078)	(1,629)	131	(1,363)	503	(1,789)	(77)

Investment securities:
U.S. Treasury and Government Agency obligations	(799)	759	(1,344)	(214)	574	2,375	(1,149)	(652)
Other bonds and equity securities	(695)	(697)	3	(1)	(1,962)	(1,079)	(1,184)	301
Mortgage-backed securities	322	1,058	(365)	(371)	(578)	(466)	(157)	45
Short-term investments	(56)	(23)	(40)	7	(325)	(83)	(296)	54

Total investments	(1,228)	1,097	(1,746)	(579)	(2,291)	747	(2,786)	(252)

Total interest income	(3,804)	19	(3,375)	(448)	(3,654)	1,250	(4,575)	(329)

Interest expense:
Deposits:
Regular savings accounts	(193)	(2)	(192)	1	(331)	73	(367)	(37)
NOW and Super NOW accounts	(42)	7	(45)	(4)	(69)	12	(75)	(6)
Money market accounts	(197)	195	(333)	(59)	(567)	145	(655)	(57)
Certificates of deposit	(1,196)	(293)	(970)	67	(3,158)	(717)	(2,704)	263

Total interest bearing deposits	(1,628)	(93)	(1,540)	5	(4,125)	(487)	(3,801)	163
Borrowed funds	(960)	(253)	(739)	32	79	712	(562)	(71)

Total interest expense	(2,588)	(346)	(2,279)	37	(4,046)	225	(4,363)	92

Net interest income	$(1,216)	$365	$(1,096)	$(485)	$392	$1,025	$(212)	$(421)

Net Interest Income

Net interest income is the difference between the interest income earned on earning assets and the interest expense paid on interest bearing liabilities. Interest income and interest expense are affected by changes in earning assets and interest bearing liability balances in addition to changes in interest rates.

The Company’s net interest income was $12.4 million in 2003, $13.6 million in 2002 and $13.2 million in 2001. Interest income from earning assets was $21.3 million, $25.1 million and $28.8 million in 2003, 2002 and 2001, respectively. The reduction in interest income during 2003 compared to 2002 was due primarily to decreases in interest rates earned on investment securities and loans with a decrease in loan volume also contributing to the decrease. The decrease in interest income during 2002 compared to 2001 was due to a decrease in rates earned on investment securities and loans coupled with the acceleration of the amortization of premiums associated with collateralized mortgage obligations in the amount of $243 thousand due to the low interest rate environment of mortgage loans which has decreased the duration of these investment securities.

Interest expense on interest bearing deposits was $4.2 million in 2003, $5.8 million in 2002 compared to $9.9 million in 2001. Average deposit balances increased during 2003 while decreased in 2002 and 2001. The primary increase during 2003 was in money market investment accounts. NOW accounts increased partially offset by decreases in certificates of deposit and regular savings accounts in 2003. Interest expense continued to decline during 2003 attributable mainly to the reduction of all deposit rates. The primary decrease was in certificates of deposit in 2002. Although there were increases in all other deposit categories in 2002, interest expense decreased due to a decrease in rates paid on all deposit categories. Average rates paid on certificates of deposit decreased to 2.64% during 2003 from 3.42% in 2002 resulting in a net decrease of $1.2 million in interest expense in 2003. Average rates paid on money market investment accounts declined to 1.30% in 2003 from 1.86% in 2002 reducing interest expense by $197 thousand net. Average rates paid on certificates of deposit decreased to 3.42% during 2002 from 5.40% in 2001 resulting from a net decrease of $3.2 million in interest expense during 2002. Average rates paid on money market accounts decreased to 1.86% in 2002 from 3.07% in 2001 which resulted in $567 thousand net decrease in interest expense. Interest expense on borrowed funds decreased by $1.0 million to $4.8 million in 2003 and remained stable at $5.8 million in 2002 and $5.7 million in 2001. The decrease in interest expense on borrowed funds is attributable mainly to a reduction in rates paid coupled with a decline in the average balances outstandings and resulted in a net decrease to interest expense of $960 thousand. The increase in interest expense on borrowed funds in 2002 resulted from an increase in average balances partially offset by a decrease in rates paid. Interest expense on total interest bearing liabilities totaled $9.0 million, $11.6 million and $15.6 million during 2003, 2002 and 2001, respectively.

Over the past three years, the Company has been operating in a declining interest rate environment. The result of this environment has been lower yields on assets and a lower cost of funds. The average yield on earning assets in 2003 declined 91 basis points to 5.01% and in 2002 and 2001, respectively, was down 108 basis points and 37 basis points to 5.92% in 2002 and 7.00% in 2001. The average rate paid on interest bearing liabilities in 2003 was 2.44%, or a decrease of 70 basis points, in 2002 was 3.14% and in 2001 was 4.36%. The net interest rate spread in 2003 was 2.57%, a 21 basis point decline, from 2002 in which the net interest rate spread was 2.78% up 14 basis points from 2.64% in 2001. In an environment of declining asset yields, management strives to control the cost of funds and maintain net-interest margin. The Company’s net-interest margin declined to 2.90% in 2003 from 3.20% and 3.21% in 2002 and 2001, respectively.

Provision for loan losses

There was no provision for loan losses in 2003 and 2002 due to the low level of risk assets and minimal delinquent loans. The provision for loan losses was a charge of $175 thousand in 2001.

Non-Interest Income

Non-interest income increased 141.4% and totaled $3.6 million versus $1.5 million and $1.4 million for the years ended 2003, 2002 and 2001, respectively. In 2003, the increase is primarily due to the payment of $2.0 million in connection with a lawsuit judgment. Excluding the lawsuit, non-interest income increased $115 thousand during 2003. Loan servicing fees increased to income of $20 thousand from a loss of $145 thousand in 2002 mainly attributable to $186 thousand in commercial loan prepayments and the recovery of fair values on MSR. Deposit account fees increased to $713 thousand in 2003 from $665 thousand for the year 2002. Partially offsetting these increases were a reduction in gains on the sale of mortgage loans totaling $62 thousand, loss on sale of investment securities of $14 thousand and a decrease of $22 thousand in other income.

The increase in 2002 was due to gains on the sale of mortgage loans of $529 thousand compared to $249 thousand in 2001 and an increase in deposit fees and other income. Partially offsetting these increases in 2002 was a decrease in loan servicing fees by $300 thousand. The primary decrease in loan servicing fees is due to the decline in fair value of MSR which was recognized by a charge to loan servicing fees of $302 thousand. See Note 4 in the Consolidated Financial Statements on Mortgage Servicing Rights.

Non-Interest Expense

Non-interest expense decreased to $9.7 million in 2003 versus $10.2 million in 2002 and $9.1 million in 2001. The decrease in 2003 was attributable to a reduction of $163 thousand in professional fees from lower legal fees associated with collection efforts and a reduction of $83 thousand in salaries and employee benefits resulting from the salary reduction initiatives and a lower headcount. The increase in 2002 was primarily due to an increase in salaries and employee benefits of $742 thousand and an increase of $135 thousand in professional expenses which include legal expenses relating to collection efforts.

Salaries and employee benefits expense totaled $5.9 million in 2003, $6.0 million in 2002 and $5.3 million in 2001. Full-time equivalent employees were 99 at December 31, 2003, 105 at December 31, 2002 and 102 at December 31, 2001. The decrease in 2003 relates to several salary reduction initiatives instituted during 2003 as a result of the net-interest margin declining during 2003. Increases in normal merit raises and an increase of $358 thousand in pension expense associated with the employees’ defined benefit pension plan accounted for the increase in 2002. The Company continually evaluates staffing levels in order to control salaries and employee benefits while managing business volumes.

Occupancy and equipment expenses decreased to $752 thousand in 2003, compared to $790 thousand in 2002 and $872 thousand in 2001. Data processing expenses decreased to $727 thousand in 2003, compared to $749 thousand in 2002 and $705 thousand in 2001. This includes the Company’s service contract to provide on-line deposit accounting, loan accounting and item processing services. Insurance expenses totaled $151 thousand, $153 thousand and $146 thousand in 2003, 2002 and 2001, respectively, and other expenses decreased to $1.5 million in 2003, as compared to $1.7 million in 2002 and $1.4 million in 2001.

Income Taxes

The Company reported income tax expense of $2.1 million in 2003, $1.8 million in 2002 and $2.0 million in 2001. The effective income tax rate for the year 2003 was 33.5% and for 2002 was 36.9% compared to 36.8% in 2001. The decrease in the effective income tax rate for 2003 from 2002 is due to change in estimate for tax contingencies. The effective income tax rates for 2002 and 2001 were consistent.

Subsequent event

In one litigation matter, the Bank was awarded a $4.2 million judgment against the debtor in 1997. On February 13, 2002, the debtor filed a petition in bankruptcy under Chapter 7 of the Bankruptcy Code. Post-judgment interest calculated from the date of judgment to the date of the bankruptcy filing is approximately $1.9 million.

In February 2004, the Bankruptcy Trustee filed a motion seeking Bankruptcy Court approval to make an interim distribution to the creditors. After payment to one other creditor and reserves for anticipated taxes and administrative costs, the Trustee has proposed to make an interim distribution to the Bank of approximately $2.6 million. The Bank has agreed to return any of the interim distribution as would be necessary to pay additional taxes imposed on the bankruptcy estate in the event reserves set aside for taxes are insufficient.

The diluted earnings per share impact of the proposed interim distribution are approximately $0.37 per share based on estimated average shares outstanding for the first quarter of 2004. This distribution will be recognized in the Company’s reported financial results when the proposed interim distribution is approved by the Bankruptcy court.

It is management’s opinion the collection of any remaining balance beyond the amount of the proposed interim distribution is substantially uncertain and is not susceptible to meaningful estimation at this time. Accordingly, no recognition of this judgment or interim distribution has been recorded in the Consolidated Financial Statements.

Liquidity

Managing liquidity involves planning to meet anticipated funding needs at a reasonable cost, as well as contingency plans to meet unanticipated funding needs or a loss of funding sources. The following factors are considered in managing liquidity; marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Company’s primary source of funds is dividends from its Bank subsidiary. The Bank’s loans and investments are primarily funded by deposits, Federal Home Loan Bank advances, securities sold under agreements to repurchase and stockholders’ equity.

The investment portfolio is one of the primary sources of liquidity for the Bank. Maturities of securities provide a flow of funds which are available for cash needs such as loan originations and net deposit outflows. In addition, the investment portfolio consists of high quality, and, therefore, readily marketable, U.S. Treasury and Government Agency obligations. At December 31, 2003, the Bank’s investment securities and mortgage-backed securities available for sale totaled $48.6 million which is available to meet the Bank’s liquidity needs.

Loan maturities and amortization as well as deposit growth provide for a constant flow of funds. In addition, the Bank has two overnight lines of credit totaling $11.8 million to meet short-term liquidity needs. The Bank did not utilize these overnight lines at December 31, 2003 and had the full $11.8 million available.

The liquidity position of the Company is managed by the Asset/Liability Management Committee (“ALCO”). The duties of ALCO are to periodically review the Company’s level of liquidity under prescribed policies and procedures. It is the responsibility of ALCO to report to the Board of Directors on a regular basis the Company’s liquidity position as it relates to these policies and procedures. At December 31, 2003, the Company’s liquidity position was above policy guidelines. Management believes that the Bank has adequate liquidity to meet current and future liquidity demands.

Contractual Obligations and Commitments

The company enters into off-balance sheet contractual obligations and commitments in the normal course of business. The Company has contractual obligations such as payments on FHLB advances, operating lease obligations and customer repurchase agreements. The Company has commitments in the form of financial instruments that are for loan originations, lines of credit, letters of credit and to sell mortgage loans. These commitments have various expiration dates. The following table summarizes the expiration dates of these commitments at December 31, 2003.

		Payments Due – By Period
		Less than	One to	Four to	After
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years
(In Thousands)
FHLB Advances	$78,866	$20,000	$11,000	$15,000	$32,866
FHLB Short-term borrowings	52,000	52,000	—	—	—
Lease Obligations	1,176	166	364	367	279
Data processing vendor	5,148	803	1,648	1,762	935
Employee benefit contributions (1)	372	372	—	—	—
Customer Repurchase Agreements	2,486	2,486	—	—	—

Total Contractual Cash Obligations	$140,048	$75,827	$13,012	$17,129	$34,080

1)	Employee benefit contributions include expected contributions to the Company’s defined pension benefit plan, post retirement plan and supplemental executive retirement plans. Expected contributions for the defined pension benefit plan have been included only through the plan year November 2, 2003 through October 31, 2004. Contributions beyond the plan year can not be quantified as contributions will be determined based upon the return on the investments retirees is unknown, interest rates and average salary amounts have not yet been determined in the plan.

		Amount of Commitment Expiring – By Period
		Less than	One to	Four to	After
Commitments	Total	One Year	Three Years	Five Years	Five Years
(In Thousands)
Loan Originations	$18,463	$18,463	$—	$—	$—
Lines of Credit	34,852	17,926	9,105	5,474	2,347
Letters of Credit	851	851	—	—	—
Sell mortgage Loans	340	340	—	—	—

Total commitments	$54,506	$37,580	$9,105	$5,474	$2,347

The Corporation has no off-balance sheet arrangements except those discussed in the commitment table in the Liquidity section or Note 12 of the Consolidated Financial Statements.

Capital Adequacy

The Company and the Bank are required to maintain a leverage capital ratio of 5% and risk-based capital ratios of at least 10% in order to be categorized as “well capitalized” in accordance with definitions in regulatory guidelines promulgated by the FDIC and FRB. At December 31, 2003 and 2002, the Company’s and the Bank’s leverage and risk-based capital ratios exceeded the required levels for the category of “well-capitalized” as defined by applicable regulatory agencies. The Company and the Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause its stockholders’ equity to be reduced below applicable capital requirements or if such declaration and payments would otherwise violate regulatory requirements. See note 9 to the Consolidated Financial Statements for further information regarding capital adequacy.

On July 25, 2002, the Board of Directors of the Company adopted a stock repurchase program (the “Repurchase Program”) authorizing the Company to repurchase up to five percent of its common stock outstanding as of June 30, 2002 for cash. As of December 31, 2003 the number of shares repurchased and included as Treasury Stock was 219,300, which had an average purchase price of $12.57. The Company’s book value per share was $12.99 at December 31, 2003. The Company was able to purchase shares of Treasury Stock at a price close to book value, which had a minimal impact in the calculation of book value at December 31, 2003 and 2002. The book value per share increased from $12.71 at December 31, 2002 due to net income of $4.1 million and exercise of stock options of $511 thousand. Offsetting these increases were the declaration of dividends of $2.0 million, purchase of Treasury Stock $1.0 million and a decrease in market value of investment securities available for sale (net of taxes) $659 thousand.

Asset/Liability Management

Managing interest rate risk is fundamental to banking. The Company has continued to manage its liquidity, capital, and GAP position so as to control its exposure to interest rate risk.

As of December 31, 2003, the Company had interest rate sensitive assets which repriced or matured within one year of $212.7 million and interest rate sensitive liabilities which repriced or matured within one year of $215.7 million. As of December 31, 2002, the Company had interest rate sensitive assets which matured or repriced within one year of $228.0 million and interest rate sensitive liabilities which repriced or matured within one year of $173.5 million.

Interest Rate Sensitivity

The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve a stable and rising flow of net interest income. The Asset/Liability Committee (“ALCO”) using policies approved by the Board of Directors, is responsible for managing the Bank’s rate sensitivity position.

The asset/liability management policy establishes guidelines for acceptable exposure to interest rate risk, liquidity, and capital. The objective of ALCO is to manage earning assets and liabilities to produce results which are consistent with the Company’s policy for net interest income, liquidity and capital and identify acceptable levels of growth, risk and profitability. ALCO establishes and monitors origination and pricing strategies consistent with ALCO policy. ALCO meets regularly to review the current economic environment, income simulation model and GAP analysis and implements appropriate changes in strategy that will manage the Company’s exposure to interest rate risk, liquidity and capital.

ALCO manages the Company’s interest rate risk using both income simulation and GAP analysis. Income simulation is used to quantify interest rate risk inherent in the Company’s consolidated balance sheet by showing the effect of a change in net interest income over a 24 month period. The income simulation model uses parallel interest rate shocks of up 200 basis points (bp) or down 100 basis points (bp) for earning assets and liabilities in the first year of the model. Interest rates are not shocked in the second year of the model. The composition of the Company’s consolidated balance sheet at December 31, 2003 remains relatively well matched over the 24 month horizon with a slight bias towards liability sensitivity in the first year. The simulation takes into account the dates for repricing, maturing, prepaying and call options assumptions of various financial categories which may vary under different interest rate scenarios. Prepayment speeds are estimates for the loans and are adjusted according to the degree of rate changes. Call options and prepayment speeds for investment securities are estimates using industry standards for pricing and prepayment assumptions. The assumptions of financial instrument categories are reviewed before each simulation by ALCO in light of current economic trends. As of December 31, 2003, the income simulation model indicated some negative exposure of net interest income to rising interest rates to a degree that remains within tolerance levels established by the Company’s policy. The interest rate scenario used does not necessarily reflect ALCO’s view of the “most likely” change in interest rates over the model’s period. Furthermore, the model assumes a static consolidated balance sheet. These results do not reflect the anticipated future net interest income of the Company for the same periods.

The following table summarizes the net interest income for the 24 month period of the Company’s consolidated balance sheet for earning assets and liabilities for the years ended December 31;

Net Interest Income Simulation Model Results:

		Interest Rate Shock
		Down	Up
2003	Flat Rates	100bp	200 bp
(Dollars in Thousands)
Year One	$13,246	$13,538	$12,902
Year Two	12,122	12,201	11,994

Total net interest income for 2 year period	$25,368	$25,739	$24,896

		Interest Rate Shock
		Down	Up
2002	Flat Rates	100 bp	200 bp
(Dollars in Thousands)
Year One	$13,501	$13,227	$14,190
Year Two	12,953	12,236	14,141

Total net interest income for 2 year period	$26,454	$25,463	$28,331

The income simulation model reflects negative exposure to net interest income in a rising interest rate environment from flat rates to up 200 bp, which would result from shorter liabilities due to short-term borrowings from FHLB. Margins would narrow as deposits and borrowings are faster to reprice to higher interest rates. The Company’s primary measure of interest rate risk is GAP analysis. GAP measurement attempts to analyze any mismatches in the timing of interest rate repricing between assets and liabilities. It identifies those balance sheet sensitivity areas which are vulnerable to unfavorable interest rate movements. As a tool of asset/liability management, the GAP position is compared with potential changes in interest rate levels in an attempt to measure the favorable and unfavorable effect such changes would have on net interest income. For example, when the GAP is positive, (i.e., assets reprice faster than liabilities) a rise in interest rates will increase net interest income; and, conversely, if the GAP is negative, a rise in interest rates will decrease net interest income. The accuracy of this measure is limited by unpredictable loan prepayments and the lags in the interest rate indices used for repricing variable rate loans or investment securities.

The Company’s one-year cumulative GAP to total assets decreased from 12% at December, 2002, to less than 1% at December, 2003. The table below shows the interest rate sensitivity gap position as of December 31, 2003. The table excludes non-performing loans and assumes that all deposits except savings and NOWs will be withdrawn within the legal time period for withdrawal. This withdrawal of deposit assumption is not likely to occur.

Rate Sensitivity GAP Position

	Position/Volume
Time interval from December 31, 2003	0-3 Mo.	4-6 Mo.	7-12 Mo.	13-36 Mo.	37-60 Mo.	+60 Mo.
(Dollars in Thousands)
Earning Assets:
Investment securities held to maturity	$5,393	$18,691	$14,937	$64,106	$69,986	11,173
Investments securities available for sale	2,100	11,116	14,038	10,948	1,045	9,177
Federal Home Loan Bank Stock and other earning assets	8,119	—	—	—	—	168
Fixed rate mortgages loans	2,736	2,452	5,588	12,698	7,463	8,342
Adjustable rate mortgages loans	7,902	1,859	4,244	7,960	6,347	—
Consumer loans	530	1	2	30	1	—
Fixed rate commercial real estate loans	1,360	536	1,076	3,656	4,062	5,817
Adjustable rate commercial real estate loans	81,433	1,193	2,524	5,830	5,015	—
Construction loans	13,100	17	35	153	174	2,562
Fixed rate commercial business loans	773	523	891	1,643	118	9
Adjustable rate commercial business loans	9,460	21	42	1,325	—	—

Total earning assets	132,906	36,409	43,377	108,349	94,211	37,248

Interest Bearing Liabilities:
Savings and escrow accounts	—	—	—	—	—	44,774
NOW and Super Now accounts	—	—	—	—	—	36,108
Money market accounts	76,148	—	—	—	—	—
Certificates of deposit and retirement accounts	23,360	17,115	24,489	27,551	9,335	—
FHLB advances and other borrowed funds	54,510	15,025	5,052	11,223	15,254	32,288

Total interest bearing liabilities	154,018	32,140	29,541	38,774	24,589	113,170

Interest Sensitivity Gap	$(21,112)	$4,269	$13,836	$69,575	$69,622	$(75,922)

Cumulative GAP	$(21,112)	$(16,843)	$(3,007)	$66,568	$136,190	$60,268

Cumulative GAP as a percent of total assets	(5)%	(4)%	(1)%	14%	29%	13%

Recent Accounting Developments

In April 2003, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, resulting in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. Implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. This statement did not have a material impact on the Company’s financial position or results of operation.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” , which establishes standards for how certain financial instruments with characteristics of both liabilities and equity should be measured and classified. Certain financial instruments with characteristics of both liabilities and equity will be required to be classified as a liability. This statement is effective for financial instruments entered into or modified after May 31, 2003, and July 1, 2003 for all other financial instruments with the exception of existing mandatorily redeemable financial instruments issued by limited life subsidiaries which have been indefinitely deferred from the scope of the statement. The Company does not believe the adoption of SFAS 150 will have a material impact on the Company’s financial position or results of operations.

Recent Accounting Developments (Continued)

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-3 (“SOP 03-3”): “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” . SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances can not be created nor “carried over” in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, “Accounting by Creditors for Impairment of a Loan”. This SOP is effective for loans acquired after December 31, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company’s financial position or results of operations.

Impact of Inflation and Changing Prices

The Company’s asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of the Company are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company’s ability to react to changes in interest rates and by such reaction reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide net interest income fluctuations, including those resulting from inflation.

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

Report of Management Responsibility

The management of LSB Corporation (the “Corporation” or the “Company”) is responsible for the preparation and integrity of the Consolidated Financial Statements and other financial information contained in this annual report. The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices of the banking industry and, accordingly, include amounts based on management’s best estimates and judgments.

Management has established and is responsible for maintaining internal accounting controls designed to provide reasonable assurance as to the integrity and reliability of the Consolidated Financial Statements, the protection of assets, and the prevention and detection of irregularities. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived. The internal accounting control system is augmented by written policies and guidelines, careful selection and training of qualified personnel, a written program of internal audits, appropriate review by management, and a written code of professional conduct for directors, officers and all employees.

The Corporation’s Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets periodically with management, the internal auditors and KPMG LLP (“KPMG”) to review the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company’s Consolidated Financial Statements. Both the independent and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Management recognizes that there are inherent limitations in the effectiveness of any internal control system. However, management believes that as of December 31, 2003 the Company’s internal accounting controls provide reasonable assurance as to the integrity and reliability of the Consolidated Financial Statements and related financial information.

The independent auditors, KPMG, are appointed by the Audit Committee. KPMG’s audits include reviews and tests of the Company’s internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their report. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG appears on the next page.

Paul A. Miller	John E. Sharland
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

December 31, 2003

Independent Auditors’ Report

The Board of Directors and Stockholders
LSB Corporation:

We have audited the accompanying consolidated balance sheets of LSB Corporation and its subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Consolidated Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of LSB Corporation and its subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
March 11, 2004

Consolidated Balance Sheets

December 31,	2003	2002
(In Thousands)
Assets:
Cash and due from banks	$7,872	$7,136
Fed funds sold	889	9,633

Total cash and cash equivalents	8,761	16,769
Investment securities held to maturity market value of $184,592 in 2003 and $116,321 in 2002 (notes 2 and 7)	184,286	113,325
Investment securities available for sale amortized cost of $48,571 in 2003 and $52,055 in 2002 (notes 2 and 7)	48,592	53,084
Federal Home Loan Bank stock, at cost (note 3)	6,593	5,950
Loans, net of allowance for loan losses of $4,220 in 2003 and $4,167 in 2002 (notes 4 and 7)	207,283	238,960
Bank premises and equipment (note 5)	2,875	3,050
Accrued interest receivable	2,552	2,459
Deferred income tax asset (note 8)	3,519	3,686
Other assets	1,647	1,851

Total assets	$466,108	$439,134

Liabilities and Stockholders’ Equity:
Liabilities:
Interest bearing deposits (note 6)	$258,430	$265,283
Non-interest bearing deposits (note 6)	14,110	14,182
Federal Home Loan Bank advances (note 7)	78,866	94,237
Other borrowed funds (note 7)	54,486	7,354
Advance payments by borrowers for taxes and insurance	450	518
Other liabilities	4,764	3,501

Total liabilities	411,106	385,075

Commitments and contingencies (notes 5, 11 and 12):
Stockholders’ equity (notes 9 and 10):
Preferred stock, $.10 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $.10 par value; 20,000,000 shares authorized; 4,454,262 and 4,389,705 shares issued in 2003 and 2002, respectively, 4,234,962 and 4,253,205 shares outstanding in 2003 and 2002, respectively	445	439
Additional paid-in capital	58,350	57,845
Accumulated deficit	(1,055)	(3,168)
Treasury stock, at cost (219,300 and 136,500 shares in 2003 and 2002, respectively)	(2,758)	(1,736)
Accumulated other comprehensive income	20	679

Total stockholders’ equity	55,002	54,059

Total liabilities and stockholders’ equity	$466,108	$439,134

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Year Ended December 31,	2003	2002	2001
(In Thousands, Except Share Data)
Interest and dividend income:
Loans	$14,356	$16,932	$18,295
Investment securities held to maturity	4,938	6,056	8,166
Investment securities available for sale	1,785	1,817	1,514
Federal Home Loan Bank stock	183	205	364
Other interest income	72	128	453

Total interest and dividend income	21,334	25,138	28,792

Interest expense:
Deposits (note 6)	4,176	5,804	9,929
Borrowed funds	4,583	5,458	4,984
Securities sold under agreements to repurchase	17	20	58
Other borrowed funds	201	283	640

Total interest expense	8,977	11,565	15,611

Net interest income	12,357	13,573	13,181
Provision for loan losses (note 4)	—	—	175

Net interest income after provision for loan losses	12,357	13,573	13,006

Non-interest income:
Deposit account fees	713	665	594
Loan servicing fees, net	20	(145)	155
Gains on sales of mortgage loans, net	467	529	249
Gains (losses) on sale of investment securities	(14)	—	38
Lawsuit judgment collected	1,996	—	—
Other income	422	444	390

Total non-interest income	3,604	1,493	1,426

Non-interest expense:
Salaries and employee benefits	5,923	6,006	5,264
Occupancy and equipment expense	752	790	872
Data processing expense	727	749	705
Professional expense	643	806	671
Insurance expense	151	153	146
Other expense	1,542	1,651	1,464

Total non-interest expense	9,738	10,155	9,122

Income before income tax expense	6,223	4,911	5,310
Income tax expense (note 8)	2,087	1,811	1,953

Net income	$4,136	$3,100	$3,357

Average shares outstanding	4,215,944	4,348,085	4,374,195
Average diluted shares outstanding	4,391,812	4,518,649	4,535,305

Basic earnings per share	$0.98	$0.71	$0.77
Diluted earnings per share	$0.94	$0.69	$0.74

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in

Stockholders’ Equity

					Accumulated
		Additional			Other	Total
	Common	Paid-in	Accumulated	Treasury	Comprehensive	Stockholders’
	Stock	Capital	Deficit	Stock	Income (Loss)	Equity
(In Thousands)
Balance at December 31, 2000	$436	$57,711	$(5,956)	$—	$122	$52,313
Net income	—	—	3,357	—	—	3,357
Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $34)	—	—	—	—	67	67

Total comprehensive income	—	—	—	—		3,424
Exercise of stock options	2	102	—	—	—	104
Dividends declared and paid ($0.40 per share)	—	—	(1,749)	—	—	(1,749)

Balance at December 31, 2001	438	57,813	(4,348)	—	189	54,092
Net income	—	—	3,100	—	—	3,100
Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $253)	—	—	—	—	490	490

Total comprehensive income	—	—	—	—		3,590
Exercise of stock options	1	32	—	—	—	33
Purchase of treasury stock	—	—	—	(1,736)	—	(1,736)
Dividends declared and paid ($0. 44 per share)	—	—	(1,920)	—	—	(1,920)

Balance at December 31, 2002	439	57,845	(3,168)	(1,736)	679	54,059
Net income	—	—	4,136	—	—	4,136
Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $338)	—	—	—	—	(659)	(659)

Total comprehensive income						3,447
Exercise of stock options	6	505	—	—	—	511
Purchase of treasury stock	—	—	—	(1,022)	—	(1,022)
Dividends declared and paid ($0.48 per share)	—	—	(2,023)	—	—	(2,023)

Balance at December 31, 2003	$445	$58,350	$(1,055)	$(2,758)	$20	$55,002

Disclosure of reclassification amount:	2003	2002	2001
(In Thousands)
Gross unrealized (depreciation) appreciation arising during the period	$(1,011)	$743	$124
Tax effect	343	(253)	(42)

Unrealized holding (depreciation) appreciation net of tax	(668)	490	82

Less: reclassification adjustment for gains (losses) included in net income	(14)	—	22
Tax effect	5	—	(7)

Unrealized (depreciation) appreciation on securities, net of reclassification	$(659)	$490	$67

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements
of Cash Flows

Year Ended December 31,	2003	2002	2001
(In Thousands)
Cash flows from operating activities:
Net income	$4,136	$3,100	$3,357
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	—	—	175
Gains on sales of mortgage loans and mortgage-backed securities	(467)	(529)	(249)
(Gains) losses on investment securities available for sale	14	—	(22)
Gains on calls of investment securities held to maturity	—	—	(29)
Net amortization (accretion) of investment securities	2,117	1,426	(37)
Depreciation of premises and equipment and other assets	398	454	484
Loans originated for sale	(21,139)	(35,415)	(25,301)
Proceeds from sales of mortgage loans and mortgage-backed securities	23,847	37,521	21,394
(Increase) decrease in accrued interest receivable	(93)	145	365
Decrease in deferred income tax asset	516	1,798	1,742
Decrease (increase) in other assets	194	(309)	55
(Decrease) increase in advance payments by borrowers	(68)	(55)	60
Increase (decrease) in other liabilities	1,263	(552)	498

Net cash provided by operating activities	10,718	7,584	2,492

Cash flows from investing activities:
Proceeds from maturities of investment securities held to maturity	171,500	337,318	642,579
Proceeds from maturities of investment securities available for sale	12,000	5,493	6,532
Purchases of investment securities held to maturity	(248,915)	(351,927)	(678,882)
Purchases of investment securities available for sale	(16,712)	(31,194)	(26,037)
Purchase of mutual funds available for sale	(1,000)	—	—
Purchases of mortgage-backed securities held to maturity	(38,118)	(2,967)	(4,335)
Purchases of mortgage-backed securities available for sale	(14,775)	—	—
Proceeds from sales of investment securities available for sale	—	—	6,119
Proceeds from sales of mortgage-backed securities available for sale	5,684	—	—
Principal payments of securities held to maturity	43,209	38,283	23,557
Principal payments of securities available for sale	17,519	11,670	7,765
Purchase of other equity securities	—	—	(46)
Purchases of Federal Home Loan Bank stock	(643)	—	—
(Increase) decrease in loans, net	29,436	(8,210)	(9,986)
Proceeds from payments on OREO	10	10	10
Purchases of Bank premises and equipment	(223)	(337)	(314)

Net cash used in investing activities	(41,028)	(1,861)	(33,038)

Cash flows from financing activities:
Net (decrease) increase in deposits	(6,925)	11,015	(2,098)
Additions to Federal Home Loan Bank advances	—	11,000	48,120
Payments on Federal Home Loan Bank advances	(15,371)	(19,755)	(27,411)
Net increase (decrease) in agreements to repurchase securities	(1,464)	(270)	4,220
Increase (decrease) in other borrowed funds	48,596	(483)	9
Dividends paid	(2,023)	(1,920)	(1,749)
Treasury stock purchased	(1,022)	(1,736)	—
Proceeds from exercise of stock options	511	33	104

Net cash provided by (used in) financing activities	22,302	(2,116)	21,195

Net (decrease) increase in cash and cash equivalents	(8,008)	3,607	(9,351)
Cash and cash equivalents, beginning of year	16,769	13,162	22,513

Cash and cash equivalents, end of year	$8,761	$16,769	$13,162

Cash paid during the year for:
Interest on deposits and borrowed funds	$9,039	$11,632	$15,603
Income taxes	538	271	188
Cash received during the year for:
Income taxes	—	133	—
Supplemental Schedule of non-cash activities:
Change in valuation of investment securities available for sale	(1,008)	743	99

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated
Financial Statements

(1) Summary of Significant Accounting Policies:

Basis of Presentation – LSB Corporation (the “Corporation” or the “Company”) is a Massachusetts corporation and the holding company of its wholly-owned subsidiary Lawrence Savings Bank (the “Bank”) a state-chartered Massachusetts savings bank. The Corporation was organized by the Bank on July 1, 2001 to be a bank holding company and to acquire all of the capital stock of the Bank. The Consolidated Financial Statements presented herein reflect the accounts of the Corporation and its predecessor, Lawrence Savings Bank. The Corporation is supervised by the Board of Governors of the Federal Reserve Bank (“FRB”), and it is also subject to the jurisdiction of the Massachusetts Division of Banks, while the Bank is subject to the regulations of, and periodic examination by, the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks. The Bank’s deposits are insured by the Bank Insurance Fund of the FDIC up to $100,000 per account, as defined by the FDIC, and the Depositors Insurance Fund, Inc. (“DIF”) for customer deposit amounts in excess of $100,000. The Consolidated Financial Statements include the accounts of LSB Corporation and its wholly-owned consolidated subsidiary, Lawrence Savings Bank, and its wholly-owned subsidiaries, Shawsheen Security Corporation, Shawsheen Security Corporation II, Pemberton Corporation, and Spruce Wood Realty Trust. All inter-company balances and transactions have been eliminated in consolidation. The Company has one reportable operating segment. Certain amounts in prior periods have been re-classified to conform to the current presentation.

The LSB Corporation’s Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Accordingly, management is required to make estimates and assumptions that affect amounts reported in the balance sheets and statements of operations. Actual results could differ significantly from those estimates and judgments. Material estimates that are particularly susceptible to change relate to the allowance for loan losses, income taxes and MSR.

Cash and Cash Equivalents – For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal Funds sold. Generally, Federal Funds are sold with overnight maturities.

Investment and Mortgage-Backed Securities – Debt securities that the Company has the intent and ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; debt, mortgage-backed and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading” and reported at fair value, with unrealized gains and losses included in earnings; and debt, mortgage-backed and equity securities not classified as either held to maturity or trading are classified as “available for sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, net of estimated income taxes.

Premiums and discounts on debt and mortgage-backed securities are amortized or accreted into income by use of a method that approximates the interest method. If a decline in fair value below the amortized cost basis of a debt or mortgage-backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value and the amount of the write-down is included as a charge to earnings. Gains and losses on the sale of debt and mortgage-backed securities are recognized at the time of sale on a specific identification basis.

Equity Securities – Includes Northeast Retirement Services (“NRS”) stock. NRS stock is closely held and not publicly traded and is carried at cost. Dividend income is recorded when dividends are declared.

Interest on Loans – Interest on loans is accrued as earned. Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. It is management’s policy to discontinue the accrual of interest on a loan when there is a reasonable doubt as to its collectibility. Interest on loans 90 days or more contractually delinquent is generally excluded from interest income. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on loans that have been 90 days or more past due only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are expected to be fully collectible as to both principal and interest.

Loan Fees – Loan origination fees, net of direct loan acquisitions costs, are deferred and recognized over the contractual life of the loan as an adjustment of the loan’s yield using a basis, which approximates the interest method. Amortization of loan fees is discontinued once a loan is designated as non-accrual status. When loans are sold or paid-off, the unamortized portion of net fees and costs is credited to income.

Mortgage Banking Activities – Loans held for sale are valued at the lower of their amortized cost or market value. The Bank, from time-to-time, enters into forward commitments to sell loans or mortgage-backed securities for the purpose of reducing interest rate risk associated with the origination of loans for sale. Gains or losses on sales of loans are recognized to the extent that the sale proceeds exceed or are less than the carrying amount of the loans. Gains and losses are determined using the specific identification method.

When loans are sold with servicing rights retained, the Bank allocates the carrying amount of the loans between the underlying asset sold and the rights retained, based on their relative fair values. The resulting MSR are amortized over the period of estimated net servicing income using a method which approximates the interest method. Actual prepayment experience is reviewed periodically. When actual prepayments exceed estimated prepayments, the balance of the MSR is adjusted accordingly. Periodically, the MSR are assessed for impairment based on the fair value of such rights using market prices.

Transfers and Servicing of Assets and Extinguishments of Liabilities – The Company accounts and reports for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. This approach distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. After a transfer of financial assets, the Company recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. This financial components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for the sale, the Company accounts for the transfer as a secured borrowing with a pledge of collateral.

Allowance for Loan Losses – Losses on loans are provided for under the allowance method of accounting. The allowance is increased by provisions charged to operations on the basis of many factors including the risk characteristics of the portfolio, current economic conditions and trends in loan delinquencies and charge-offs. When management believes that the collection of a loan’s principal balance is unlikely, the principal amount is charged against the allowance. Recoveries on loans which have been previously charged off are credited to the allowance as received.

Management’s methodology for assessing the appropriateness of the allowance consists of several key elements, which include a formula allowance, specific allowances for identified problem loans and an unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of such loans. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on the Bank’s historical loss experience as well as regulatory guidelines.

Specific allowances are established in cases where management has identified significant conditions related to a credit such that management believes it is probable that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated allowance recognizes the model and estimation risk associated with the formula allowance and specific allowances as well as management’s evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on judgments different from those of management.

Impaired loans are commercial, commercial real estate, and individually significant residential mortgage loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, are accounted for at the present value of the expected future cash flows discounted at the loan’s effective interest rate.

Premises and Equipment – Premises and equipment are stated at cost less allowances for depreciation and amortization. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter.

Other Real Estate Owned – Other real estate owned (OREO) is comprised of foreclosed properties where the Bank has formally received title or has possession of the collateral. Properties are carried at the lower of the investment in the related loan or the estimated fair value of the property or collateral less selling costs.

Stock Options – The Corporation measures compensation cost for stock-based plans using the intrinsic value method. The intrinsic value method measures compensation cost, if any, as the fair market value of the Company’s stock at the grant date over the exercise price. All options granted have an exercise price equivalent to the fair market value at the date of grant and, accordingly, no compensation cost has been recorded. If the fair value based method of accounting for stock options had been used, the Company’s net income and earnings per share would have been reduced to the proforma amounts for the years ended December 31, and are presented in the table which follows:

	2003	2002	2001
(In Thousands except per share data)
Net Income:
As Reported	$4,136	$3,100	$3,357
Less: Pro forma stock based compensation cost (net of taxes)	182	233	271

Pro forma	3,954	2,867	3,086

Basic earnings per share:
As Reported	$0.98	$0.71	$0.77
Pro forma	0.94	0.66	0.71
Diluted earnings per share:
As Reported	$0.94	$0.69	$0.74
Pro forma	0.90	0.63	0.68

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected volatility	—	—	35.00%
Risk-free interest rate	—	—	5.12%
Expected dividend yield	—	—	3.37%
Expected life in years	—	—	10 years

Pension Expense – The Bank is a participant in a multiple employer defined benefit pension plan. Pension expense is recognized on a net periodic pension cost method over the employee’s approximate service period. Pension costs are funded in the year of accrual using the aggregate cost method.

Income Taxes – Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax valuation allowances are established and based on management’s judgment as to whether it is more likely than not that all or some portion of the future tax benefits will be realized.

Earnings per Share – Basic EPS is calculated based on the weighted average number of common shares outstanding during each period. Stock options outstanding, accounted for under the treasury stock method, have a dilutive effect to the computation of diluted EPS.

Recent Accounting Developments

In April 2003, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, resulting in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. Implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. This statement did not have a material impact on the Company’s financial position or results of operation.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for how certain financial instruments with characteristics of both liabilities and equity should be measured and classified. Certain financial instruments with characteristics of both liabilities and equity will be required to be classified as a liability. This statement is effective for financial instruments entered into or modified after May 31, 2003, and July 1, 2003 for all other financial instruments with the exception of existing mandatorily redeemable financial instruments issued by limited life subsidiaries which have been indefinitely deferred from the scope of the statement. The Company does not believe the adoption of SFAS 150 will have a material impact on the Company’s financial position or results of operations.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-3 (“SOP 03-3”): “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances can not be created nor “carried over” in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, “Accounting by Creditors for Impairment of a Loan”. This SOP is effective for loans acquired after December 31, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company’s financial position or results of operations.

(2) Investment Securities

The amortized cost and market value of investment securities at December 31, follows:

	2003				2002
	Amortized	Unrealized		Market	Amortized	Unrealized		Market
	Cost	Gain	Loss	Value	Cost	Gain	Loss	Value
(In Thousands)
Investment securities held to maturity:
US Treasury obligations	$—	$—	$—	$—	$6,002	$58	$—	$6,060
US Government Agency obligations	94,798	1,058	(367)	95,489	26,243	1,471	—	27,714
Mortgage-backed securities	39,467	188	(686)	38,969	13,440	407	(7)	13,840
Asset-backed securities	32,735	204	(284)	32,655	32,551	610	(14)	33,147
Corporate obligations	15,662	323	(133)	15,852	33,068	456	(16)	33,508
Municipal obligations	1,624	3	—	1,627	2,021	31	—	2,052

	$184,286	$1,776	$(1,470)	$184,592	$113,325	$3,033	$(37)	$116,321

Investment securities available for sale:
US Treasury obligations	$5,146	$—	$(351)	$4,795	$—	$—	$—	$—
US Government Agency obligations	21,015	464	—	21,479	31,078	742	—	31,820
Mortgage-backed securities	6,858	34	(30)	6,862	2,770	80	—	2,850
Asset-backed securities	8,139	13	(61)	8,091	12,074	14	(9)	12,079
Corporate obligations	6,245	81	(98)	6,228	3,965	212	(10)	4,167
Municipal obligations	—	—	—	—	2,000	—	—	2,000
Mutual funds	1,000	—	(31)	969	—	—	—	—
Equity securities	168	—	—	168	168	—	—	168

	$48,571	$592	$(571)	$48,592	$52,055	$1,048	$(19)	$53,084

Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

	2003	2002	2001
(In Thousands)
Proceeds from sales	$5,684	$—	$6,119
Realized gains on sales	—	—	38
Realized losses on sales	14	—	—

Other Than Temporarily Impaired Securities

The table below details the Company’s investment securities which were at an unrealized loss position as of December 31, 2003. At December 31, 2003 the Company had $122.8 million at fair value of investment securities with $2.0 million in unrealized losses on these investments. The majority of the investment securities, $119.9 million at fair value with losses of $2.0 million, have been at a loss position for less than 12 months and $2.9 million at fair value of these investment securities, with losses of $10 thousand, have been at a loss position for longer than 12 months. The Company believes that these securities are only temporarily impaired and that the full principal will be collected as anticipated. Of the total, $4.8 million were US Treasury obligations and $41.5 million were direct obligations of U.S. Government Agencies and are at a loss position because they were acquired when the general level of interest rates were lower than that on December 31, 2003. As of December 31, 2003, $37.8 million and $28.8 million were mortgage-backed securities and asset-backed securities, respectively, in the less than 12 month category 100% of which are guaranteed by the U.S. Government or its agencies. The majority of the mortgage-backed and asset-backed securities are also at a loss because they were purchased during a lower interest rate environment coupled with losses due to accelerated prepayments driven by the low rate environment. As of December 31, 2003, $8.9 million and $1.0 million of corporate obligations and mutual funds, respectively, were at a loss because of the interest rate environment at the time of purchase.

(2) Investment Securities – (continued)

	Less Than 12 Months		12 Months or Longer		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
(In Thousands)
US Treasury obligations	$4,795	$(351)	$—	$—	$4,795	$(351)
US Government Agency obligations	41,517	(367)	—	—	41,517	(367)
Mortgage-backed securities	37,819	(716)	—	—	37,819	(716)
Asset-backed securities	26,844	(343)	1,921	(2)	28,765	(345)
Corporate obligations	7,921	(223)	992	(8)	8,913	(231)
Mutual funds	969	(31)	—	—	969	(31)

Total temporarily impaired securities	$119,865	$(2,031)	$2,913	$(10)	$122,778	$(2,041)

The following table is a summary of the contractual maturities of investment securities held to maturity and available for sale at December 31, 2003. These amounts exclude mutual funds and equity securities, which have no contractual maturities. Mortgage-backed securities consist of FHLMC, FNMA, and GNMA certificates. Mortgage-backed and asset-backed securities are shown at their final contractual maturity date but are expected to have shorter average lives.

	Held to maturity			Available for Sale
			Weighted			Weighted
	Amortized	Market	Average	Amortized	Market	Average
December 31, 2003	Cost	Value	Yield	Cost	Value	Yield
(Dollars in Thousands)
US Treasury & Agencies obligations:
Within 1 year	$2,011	2,034	3.36%	16,016	16,337	3.77%
1 to 2 years	14,977	15,799	6.20	4,999	5,142	3.89
2 to 3 years	20,513	20,470	3.23	—	—	—
3 to 5 years	57,297	57,186	3.13	—	—	—
5 to 10 years	—	—	—	5,146	4,795	3.25

	94,798	95,489	3.64	26,161	26,274	3.69

Mortgage-backed securities:
Within 1 year	627	638	8.56	—	—	—
1 to 2 years	1,076	1,078	6.27	61	63	5.24
3 to 5 years	366	388	7.13	—	—	—
5 to 10 years	36,445	35,901	3.62	5,142	5,112	2.73
After 10 years	953	964	3.99	1,655	1,687	3.99

	39,467	38,969	3.81	6,858	6,862	3.06

Asset-backed securities:
3 to 5 years	2,850	2,959	6.49	—	—	—
5 to 10 years	4,415	4,424	3.49	1,826	1,825	1.81
After 10 years	25,470	25,272	3.29	6,313	6,266	3.00

	32,735	32,655	3.60	8,139	8,091	2.73

Corporate obligations:
Within 1 year	5,540	5,693	5.60	2,989	3,070	7.28
1 to 2 years	1,038	1,084	4.84	—	—	—
2 to 3 years	1,085	1,189	7.92	—	—	—
3 to 5 years	7,999	7,886	3.19	1,000	992	1.95
5 to 10 years	—	—	—	2,256	2,166	2.98

	15,662	15,852	4.48	6,245	6,228	4.87

Municipal obligations:
Within 1 year	1,624	1,627	2.92	—	—	—

	$184,286	$184,592	3.74%	$47,403	$47,455	3.59%

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities and yields to differ from the contractual maturities summarized above. As of December 31, 2003, the Company had callable investment securities with an amortized cost of $10.0 million and a market value of $10.1 million in the held to maturity portfolio which are callable during 2004. There were no callable investment securities in the available for sale portfolio.

\

(3) Federal Home Loan Bank Stock

The Bank is required to own stock of the Federal Home Loan Bank of Boston (“FHLB”). The minimum investment is 5% of outstanding FHLB advances, or 1% of outstanding residential mortgages, whichever is largest. The Bank receives an amount equal to the par value of the stock when excess stock is redeemed.

(4) Loans

The components of the loan portfolio at December 31, follow:

	2003	2002
(In Thousands)
Residential real estate	$57,017	$60,140
Loans held for sale	338	2,579
Home equity	10,236	11,490
Construction	16,040	23,502
Commercial real estate	112,503	112,745
Commercial business	14,805	32,017
Consumer	564	654

Total loans	211,503	243,127
Allowance for loan losses	(4,220)	(4,167)

	$207,283	$238,960

The amounts above include net deferred loan origination fees and costs totaling $81 thousand at December 31, 2003 and $153 thousand at December 31, 2002.

Mortgage loans serviced by the Company for others amounted to $57.9 million and $77.1 million at December 31, 2003 and 2002, respectively.

There were no non-performing loans at December 31, 2003. Non-performing loans at December 31, 2002 amounted to $1 thousand. There were no impaired loans at December 31, 2003 and December 31, 2002.

In the ordinary course of business, the Bank makes loans to its Directors and Officers and their associates and affiliated companies (“related parties”) at substantially the same terms and conditions as those prevailing at the time of origination for comparable transactions with other borrowers.

An analysis of total related party loans for the year ended December 31, 2003 follows:

Balance at			Balance at
January 1, 2003	Additions	Repayments	December 31, 2003
(In Thousands)
$1,933	$545	$810	$1,668

The activity in the allowance for loan losses for the years ended December 31, follows:

	2003	2002	2001
(In Thousands)
Balance at beginning of year	$4,167	$4,070	$3,685
Total charge-offs	—	(1)	(3)
Total recoveries	53	98	213

Net recoveries	53	97	210
Provision for loan losses	—	—	175

Balance at end of year	$4,220	$4,167	$4,070

(4) Loans – (continued)

The following table summarizes the balances of mortgage service rights at December 31:

	2003	2002
(In Thousands)
Balance at beginning of year	$1,015	$948
Additions	201	336
Amortization	(728)	(269)

Mortgage servicing rights	488	1,015
Valuation allowance	(96)	(377)

Balance at end of year	$392	$638

The following table summarizes activity in the mortgage service rights valuation allowance for the years ended December 31:

	2003	2002	2001
(In Thousands)
Balance at beginning of year	$377	$75	$—
(Recoveries) provision charged to operations	(281)	302	75

Balance at end of year	$96	$377	$75

The following table summarizes activity in the loan servicing rights net for the years ended December 31:

	2003	2002	2001
(In Thousands)
Service fee income	$216	$269	$281
Amortization of mortgage servicing rights	(728)	(269)	(158)
Recoveries (provision) for valuation allowance	281	(302)	(75)

Mortgage servicing (expense) income	(231)	(302)	48
Late charges and other loan fees	251	157	107

Loan servicing fees, net	$20	$(145)	$155

(5) Bank Premises and Equipment

The components of premises and equipment at December 31, follow:

	2003	2002
(In Thousands)
Premises	$3,657	$3,609
Equipment	2,648	2,503
Leasehold improvements	408	378

	6,713	6,490
Less accumulated depreciation and amortization	(3,838)	(3,440)

	$2,875	$3,050

Depreciation and amortization expense for the years ended December 31, 2003, 2002, and 2001 amounted to $398,000, $454,000, and $484,000, respectively.

Rent expense for leased premises for the years ended December 31, 2003, 2002 and 2001 amounted to $152,000, $152,000 and $144,000, respectively. The Company is obligated, under non-cancelable leases for premises and equipment, for minimum payments in future periods of $166,000 in the year 2004, and $182,000 for each of the years 2005 and 2006, $184,000 in the year 2007 and $143,000 in the year 2008.

6) Deposits

The following table shows the components of deposits at December 31, 2003 and 2002 and the range of interest rates paid as of December 31, 2003.

	Rates as of
	December 31,
	2003	2003	2002
(Dollars in Thousands)
Interest bearing accounts:
NOW and Super NOW accounts	0.10-0.25%	$36,108	$35,568
Savings accounts	0.35%	44,324	44,839
Money market investment accounts	0.25-1.45%	76,148	64,653
Certificates of deposit	0.75-6.25%	74,184	92,241
Retirement accounts	0.75-6.25%	27,666	27,982

Total interest bearing deposits		258,430	265,283
Non-interest bearing demand deposit accounts	—	14,110	14,182

		$272,540	$279,465

The components of interest expense on deposits for the years ended December 31, follow:

	2003	2002	2001
(In Thousands)
Now and Super NOW accounts	$40	$81	$150
Savings accounts	200	394	725
Money market investment accounts	900	1,097	1,664
Certificates of deposit	2,088	3,109	5,908
Retirement accounts	948	1,123	1,482

	$4,176	$5,804	$9,929

The amount and weighted average interest rate on certificates of deposit, including retirement accounts, by periods to maturity at December 31, 2003 are summarized as follows:

		Equal to		Weighted
	Less	and greater		Average
	than	than		Interest
	$100,000	$100,000	Total	Rate
(Dollars in Thousands)
3 months or less	$18,027	$5,312	$23,339	1.55%
From three to six months	13,656	3,332	16,988	1.45
From six to twelve months	20,156	4,403	24,559	2.05
From one to two years	19,605	3,004	22,609	2.53
From two to three years	4,032	985	5,017	4.14
Three years and thereafter	6,387	2,951	9,338	3.64

	$81,863	$19,987	$101,850	2.19%

There were no brokered deposits at December 31, 2003. Brokered deposits at December 31, 2002 totaled $2.0 million.

(7) Federal Home Loan Bank Advances and Other Borrowed Funds

The FHLB permits member institutions to borrow funds for various purposes. Outstanding advances at December 31, 2003 are collateralized by a blanket lien against residential mortgages and other qualifying collateral.

Advances outstanding at December 31, follow:

	2003		2002
	Weighted Average		Weighted Average
Maturity	Amount	Interest Rate	Amount	Interest Rate
(Dollars in Thousands)
2003	$—	—%	$15,275	4.84%
2004	20,000	4.73	20,000	4.73
2005	6,000	5.91	6,000	5.91
2006	5,000	4.69	5,000	4.69
2007	15,000	4.53	15,000	4.53
2009	240	6.42	255	6.42
2010	20,000	6.03	20,000	6.03
2011	10,000	4.93	10,000	4.93
2021	2,626	6.23	2,707	6.23

	$78,866	5.19%	$94,237	5.13%

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities to differ from the contractual maturities summarized above. As of December 31, 2003 the Company had callable advances totaling $50.0 million and amortizing advances totaling $2.9 million.

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

The components of other borrowed funds at December 31, follows:

	2003	2002
(Dollars In Thousands)
FHLB Short-term borrowings	$52,000	$—
Customer repurchase agreements	2,486	3,950
Secured borrowings	—	3,404

	$54,486	$7,354

Information relating to other borrowed funds for the years ended, follows:

	2003		2002		2001
	Repurchase	FHLB/FRB	Repurchase	FHLB/FRB	Repurchase	FHLB/FRB
	Agreements	Advances	Agreements	Advances	Agreements	Advances
(Dollars In Thousands)
Outstanding at December 31	$2,486	$52,000	$3,950	$—	$4,220	$—
Average balance outstanding during the year	2,719	12,152	3,254	41	2,468	21
Maximum outstanding at any month end	3,610	52,000	5,463	—	5,836	—
Weighted average rate at December 31	0.50%	1.10%	0.75%	—%	0.31%	—%
Weighted average rate during the year	0.62	0.91	0.58	2.11	2.35	4.42

(8) Income Taxes

An analysis of income tax expense for the years ended December 31, follows:

	2003	2002	2001
(In Thousands)
Current expense (benefit):
Federal	$1,095	$(214)	$65
State	476	227	146

Total current expense	1,571	13	211

Deferred expense (benefit):
Federal	541	1,791	1,730
State	(24)	(11)	(11)
Change in valuation reserve	(1)	18	23

Total deferred expense	516	1,798	1,742

Total income tax expense	$2,087	$1,811	$1,953

A reconciliation of the difference between the expected federal income tax expense computed by applying the federal statutory rate of 34% to the amount of actual income tax expense for the years ended December 31, follows:

	2003	2002	2001
(In Thousands)
Expected federal income tax expense	$2,116	$1,670	$1,805
Items affecting expected tax:
State income tax, net of federal benefit	298	143	89
Other	(26)	(20)	36
Change in valuation reserve	(1)	18	23
Change in estimate for tax contingencies	(300)	—	—

Total income tax expense	$2,087	$1,811	$1,953

The tax effects of temporary differences (the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax basis that give rise to deferred tax assets and liabilities for the years ended December 31, follow:

	2003	2002
(In Thousands)
Deferred tax assets:
Allowance for loan losses	$2,464	$2,464
Net operating loss carryforward	—	438
Alternative minimum tax carryforward	—	244
Pension costs	386	379
Deferred compensation	486	426
Loan origination fees	10	37
Depreciation	318	314
Other	248	292

Gross deferred tax asset	3,912	4,594
Valuation reserve	(55)	(56)

Deferred tax asset	3,857	4,538

Deferred tax liabilities:
Unrealized gains on investment securities available for sale	(1)	(350)
Other	(337)	(502)

Gross deferred tax liability	(338)	(852)

Net deferred income tax asset	$3,519	$3,686

Capital losses on the sale of securities resulted in capital loss carryforwards. A deferred tax valuation allowance on capital loss carryforwards is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient capital gains in the carryforward period. At December 31, 2003, the Company has $161 thousand of capital loss carryforwards available that expire between 2004 and 2007.

(8) Income Taxes – (continued)

At December 31, 2003, the Bank would need to generate approximately $10.4 million of future net taxable income to realize the net deferred income tax asset. Management believes that it is more likely than not that the net deferred income tax asset at December 31, 2003 will be realized based upon recent operating results.

It should be noted, however, that factors beyond Management’s control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

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

(9) Stockholders’ Equity

The Company and the Bank are regulated by federal and state regulatory agencies. Failure by the Company or the Bank to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal or state regulators that, if undertaken, could have a direct material effect on the Company’s Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets (Leverage ratio). There are two categories of capital under the guidelines. Tier 1 capital as it applies to the Company and the Bank, includes stockholders’ equity exclusive of the net unrealizable gains/losses on investment securities available for sale and the deferred tax asset is disallowed. Tier 2 capital includes the allowance for loan losses, subject to guideline limitations.

At December 31, 2003 and 2002, the Company and the Bank not only exceeded each of the minimum capital requirements but also met the definition of “well capitalized” as defined by the FRB and the FDIC under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Company or the Bank must maintain Tier 1 Total, and Leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company’s or the Bank’s classification as “well capitalized.”

The Company’s and the Bank’s actual capital ratios and amounts at December 31, 2003 and 2002, follow:

	Risk-Based Ratios
	Tier 1 Capital		Total Capital		Leverage Capital
	2003	2002	2003	2002	2003	2002
(Dollars in Thousands)
Capital Ratios:
Adequately capitalized	4.00%	4.00%	8.00%	8.00%	4.00%	4.00%
Well capitalized	6.00%	6.00%	10.00%	10.00%	5.00%	5.00%
LSB Corporation	19.25%	16.49%	20.50%	17.74%	12.11%	12.10%
Lawrence Savings Bank	19.00%	15.68%	20.25%	16.93%	11.94%	11.49%
Capital Amounts:
Adequately capitalized
LSB Corporation	$11,421	$12,799	$22,842	$25,599	$18,163	$17,445
Lawrence Savings Bank	11,392	12,720	22,784	25,441	18,125	17,356
Well capitalized
LSB Corporation	17,132	19,199	28,553	31,999	22,703	21,807
Lawrence Savings Bank	17,088	19,081	28,480	31,801	22,656	21,695
Actual Amounts:
LSB Corporation	54,969	52,775	58,546	56,777	54,969	52,775
Lawrence Savings Bank	54,100	49,869	57,668	53,846	54,100	49,869

(9) Stockholders’ Equity – (continued)

Stockholders’ Rights Plan

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

(10) Employee Benefits

The Company provides pension benefits for its employees through membership in the Savings Bank Employees’ Retirement Association (the “Plan”). The Plan is a multiple-employer, non-contributory, defined benefit plan. Bank employees become eligible after attaining age 21 and completing one year of service. Additionally, benefits become fully vested after three years of eligible service. The Company’s annual contribution to the Plan is based upon standards established by the Employee Retirement Income Security Act. The contribution is based on an actuarial method intended to provide not only for benefits attributable to service to date, but also for those expected to be earned in the future. The Company expects to contribute approximately $372 thousand during the Plan Year ending at October 31, 2004. The following table sets forth the Plan’s funded status and amounts recognized in the Company’s Consolidated Financial Statements through the Plan’s latest valuation dates which were October 31, 2003 and 2002.

	2003	2002
(In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$6,042	$5,396
Service cost	355	319
Interest cost	408	377
Actuarial loss	332	157
Benefits paid	(377)	(207)

Benefit obligation at end of year	$6,760	$6,042

Change in plan assets:
Fair value of plan assets at beginning of year	$5,308	$5,710
Actual return on plan assets	789	(550)
Employer contribution	340	355
Benefits paid	(377)	(207)

Fair value of plan assets at end of year	$6,060	$5,308

Funded status	$(700)	$(734)
Unrecognized net actuarial gain	(168)	(136)
Unrecognized prior service cost	(28)	(32)

Accrued benefit cost included in other liabilities	$(896)	$(902)

Accumulated benefit obligation	$4,424	$4,127

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.25% and 4.50% for 2003 and 6.75% and 4.50% for 2002.

The Plan assets are an integral part of the Company’s defined benefit plan and the asset mix between debt and equity securities plays an important factor in the determination of the funded status and net periodic pension cost based on Plan assumptions, interest rates and the overall economic climate. The following table shows the allocation of assets between debt and equity for the Plan as of October 31:

	2003	2002
Debt securities	45%	38%
Equity securities	55%	62%

Total Plan assets	100%	100%

(10) Employee Benefits – (continued)

The Plan’s assets are distributed to Plan participants in the form of benefits. The Plan paid $377 thousand and $207 thousand for the Plan years ended October 31, 2003 and 2002, respectively. The Company anticipates that the Plan is expected to pay benefits of $355 thousand, $1.3 million, $96 thousand, $103 thousand and $209 thousand during the Plan year ended October 31, 2004, 2005, 2006, 2007 and 2008, respectively. The aggregate benefits expected to be paid in the five-year period from 2009-2013 are $2.4 million. These expected benefits to be paid are based on the same assumptions used to measure the Company’s benefit obligation at October 31, 2003 and include estimated future employee services.

Net pension cost components for the years ended October 31, follow:

	2003	2002	2001
(In Thousands)
Service cost	$355	$319	$280
Interest cost	408	377	360
Expected return on plan assets	(425)	(456)	(518)
Amortization of net gains	—	(81)	(240)
Net amortization and deferrals	(4)	(4)	(4)

Net periodic pension cost	$334	$155	$(122)

Assumptions used to develop the net periodic pension cost were:

	2003	2002	2001
Discount rate	6.75%	7.00%	7.75%
Rate of increase in compensation levels	4.50	4.50	4.50
Expected long-term rate of return on assets	8.00	8.00	8.00

In general, the Company has selected the assumptions with respect to the expected long-term rate of return based on prevailing yields on high quality debt securities increased by a premium of 3% to 5% for equity securities.

The Company provides an employee savings plan (the “Savings Plan”) through the Savings Banks Employees’ Retirement Association. The Savings Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Employees are eligible to participate in the Savings Plan immediately upon employment with the Company provided they have attained 21 years of age. Company employees become eligible for matching contributions after completing one year of service with 1,000 hours or more. On an annual basis, the Company determines whether or not to contribute to the Savings Plan. The Company contributed $55 thousand and $104 thousand on behalf of the employees who were in the Savings Plan in 2003 and 2002, respectively.

The Board offers options on its common stock to Directors, Management and Officers to purchase unissued common stock of the Company at a price equal to the fair market value of the Company’s common stock on the date of grant. All options expire ten years from the date of grant. Under the 1986 and 1997 Stock Option Plans, the Company may grant options to Directors, Officers or employees up to 859,100 of which 238,270 shares have been exercised. As of December 31, 2003, 505,730 options were outstanding with 114,100 available for future use. The vesting schedule provided for 50% of options granted are vested after the first year and an additional 25% vest each year thereafter. Options are fully vested three years after the grant date. The summary of the status of the Stock Option Plan as of December 31, and changes during the years ended follow:

	2003		2002		2001
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at beginning of year	586,330	$8.69	601,030	$8.63	452,030	$6.67
Granted	—	—	—	—	165,000	13.87
Exercised	(71,600)	6.83	(14,700)	6.32	(14,750)	7.00
Canceled	(9,000)	13.90	—	—	(1,250)	9.13

Outstanding at end of year	505,730	8.86	586,330	8.69	601,030	8.63

Options exercisable end of year	466,730	8.44	503,830	7.84	397,530	6.42
Weighted average fair value of options granted during the year		$—		$—		$5.47

(10) Employee Benefits – (continued)

The following table summarizes information about the Stock Option Plans based on a range of exercise prices as of December 31, 2003.

	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
	Number of	Exercise	Remaining		Number of	Exercise
Range of Exercise Price	Options	Price	Life		Options	Price
$2.00 to $5.00	77,230	$4.37	0.7	years	77,230	$4.37
$5.01 to $8.00	158,000	6.06	2.5		158,000	6.06
$8.01 to $11.00	119,000	9.13	5.6		119,000	9.13
$11.01 to $14.00	151,500	13.87	7.6		112,500	13.87

Outstanding at end of year	505,730	8.86	4.5		466,730	8.44

In addition to the Company’s defined benefit pension plan, the Company sponsors a defined benefit post-retirement plan that provides limited post-retirement medical benefits to certain full-time employees who retire before age 65 and life insurance benefits to full-time employees who retire after age 62 and after completing 10 years of service. The plan is non-contributory. The Company’s policy is to fund the cost of postretirement benefits in amounts determined at the discretion of management. The amounts of accrued postretirement benefit cost reported on the Company’s consolidated balance sheet were $338 thousand and $291 thousand as of December 31, 2003 and 2002, respectively.

The Company has two supplemental executive retirement plans with one of its key officers. At December 31, 2003 and 2002 the accrued liability was $1.2 million and $1.0 million, respectively. Expense associated with the plans was $118 thousand, $143 thousand and $139 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

(11) Contingencies

The Bank is involved in various legal proceedings incidental to its business. After review with legal counsel, management does not believe resolution of such litigation will have a material adverse effect on the financial condition and operating results of the Company.

In one litigation matter, the Bank was awarded a $4.2 million judgment against the debtor in 1997. On February 13, 2002, the debtor filed a petition in bankruptcy under Chapter 7 of the Bankruptcy Code. Post-judgment interest calculated from the date of judgment to the date of the bankruptcy filing is approximately $1.9 million.

In February 2004, the Bankruptcy Trustee filed a motion seeking Bankruptcy Court approval to make an interim distribution to the creditors. After payment to one other creditor and reserves for anticipated taxes and administrative costs, the Trustee has proposed to make an interim distribution to the Bank of approximately $2.6 million. The Bank has agreed to return any of the interim distribution as would be necessary to pay additional taxes imposed on the bankruptcy estate in the event reserves set aside for taxes are insufficient.

The diluted earnings per share impact of the proposed interim distribution are approximately $0.37 per share based on estimated average shares outstanding for the first quarter of 2004. This distribution will be recognized in the Company’s reported financial results when the proposed interim distribution is approved by the Bankruptcy court.

It is management’s opinion the collection of any remaining balance beyond the amount of the proposed interim distribution is substantially uncertain and is not susceptible to meaningful estimation at this time. Accordingly, no recognition of this judgment or interim distribution has been recorded in the Consolidated Financial Statements.

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

(12) Financial Instruments with Off-Balance Sheet Risk – (continued)

The components of financial instruments with off-balance sheet risk at December 31, follow:

	Fixed	Variable
2003	Rate	Rate	Total
(In Thousands)
Financial instruments with contract amounts represent credit risk:
Unused commitments to extend credit:
Residential mortgages	$1,327	$377	$1,704
Home equity lines of credit	1,615	7,737	9,352
Personal lines of credit	165	—	165
Commercial real estate mortgage	6	6,502	6,508
Construction	—	17,160	17,160
Commercial loans	10	18,416	18,426

Total unused commitments	$3,123	$50,192	$53,315

Letters of credit and standby letters of credit	$—	$851	$851

Forward commitments to sell mortgage loans	$340	$—	$340

	Fixed	Variable
2002	Rate	Rate	Total
(In Thousands)
Financial instruments with contract amounts represent credit risk:
Unused commitments to extend credit:
Residential mortgages	$2,866	$1,311	$4,177
Home equity lines of credit	1,919	6,342	8,261
Personal lines of credit	223	—	223
Commercial real estate mortgage	3,199	9,748	12,947
Construction	345	11,296	11,641
Commercial loans	9,062	16,669	25,731

Total unused commitments	$17,614	$45,366	$62,980

Letters of credit and standby letters of credit	$—	$1,120	$1,120

Forward commitments to sell mortgage loans	$5,349	$—	$5,349

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

(13) Fair Value of Financial Instruments – (continued)

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

Deposits and Mortgagors’ Escrow Accounts

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

The estimated fair values of the Bank’s financial instruments at December 31, follow:

	2003		2002
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
(In Thousands)
Financial assets:
Cash and due from banks	$7,872	$7,872	$7,136	$7,136
Short-term investments	889	889	9,633	9,633
Investment securities	232,878	233,184	166,409	169,405
Federal Home Loan Bank stock	6,593	6,593	5,950	5,950
Accrued interest receivable	2,552	2,552	2,459	2,459
Loans, net	207,283	210,457	238,960	240,311
Financial liabilities:
Deposits	$272,540	$273,248	$279,465	$281,216
Borrowed funds	133,352	139,039	101,591	107,134
Mortgagors’ escrow accounts	450	450	518	518
Accrued interest payable	369	369	431	431

Fair Value of Financial Instruments Off-Balance-Sheet Financial Instruments

Off-balance sheet financial instruments generally have interest rates which reflect current market rates.

Management has determined that the difference between the carrying and fair value of these instruments is not material.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

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

(14) Condensed Parent Company Financial Statements

The condensed financial statements for LSB Corporation, referred to as the “Parent Company” for purposes of this Note only at and for the year ended December 31, follow:

Balance Sheets	2003	2002
(In Thousands)
Assets:
Cash deposits in subsidiaries	$159	$958
Investment securities held to maturity at amortized cost	500	1,999
Investment in subsidiary, at equity	54,133	51,045
Other assets	217	61

Total assets	$55,009	$54,063

Liabilities and Stockholders’ Equity:
Liabilities:
Accrued income taxes	$(17)	$(4)
Accrued expenses	24	8

Total liabilities	7	4

Total stockholders’ equity	55,002	54,059

Total liabilities and stockholders’ equity	$55,009	$54,063

Statements of Operations	2003	2002	2001
(In Thousands)
Dividends from bank subsidiary	$518	$4,547	$3,320

Total operating income	518	4,547	3,320
Non-interest expenses	180	235	188

Income before income taxes and undistributed earnings	338	4,312	3,132
Income tax benefit	(51)	(50)	(7)

Income before undistributed earnings of subsidiary	389	4,362	3,139
Equity in undistributed earnings of subsidiary	3,747	(1,262)	218

Net income	$4,136	$3,100	$3,357

The Parent Company’s statements of changes in stockholders’ equity are identical to the consolidated statements of changes in stockholders’ equity and therefore are not presented here.

Cash flows	2003	2002
(In Thousands)
Cash flows from operating activities:
Net income	$4,136	$3,100
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in deferred income tax asset	—	(43)
Net distributed earnings of subsidiaries	(3,747)	1,262
(Increase) decrease in other assets	(156)	26
Increase (decrease) in other liabilities	3	(12)
Accretion of discounts	(18)	(47)

Net cash provided by operating activities	218	4,286

Cash flows from investing activities:
Purchases of investment securities held to maturity	(20,833)	(50,153)
Proceeds from maturities of investment securities held to maturity	22,350	50,200

Net cash provided by investing activities	1,517	47

Cash flows from financing activities:
Proceeds from exercise of stock options	511	33
Treasury stock purchased	(1,022)	(1,736)
Dividends paid	(2,023)	(1,920)

Net cash provided by financing activities	(2,534)	(3,623)

Net (decrease) increase in cash and cash equivalents	(799)	710
Cash and cash equivalents, beginning of year	958	248

Cash and cash equivalents, end of year	$159	$958

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$5	$30

(15) Quarterly Results of Operations (Unaudited)

	2003
	March	June	September	December
	31	30	30	31
(In Thousands, Except Per Share Data)
Interest and dividend income	$5,662	$5,314	$4,977	$5,381
Interest expense	2,399	2,316	2,165	2,097

Net interest income	3,263	2,998	2,812	3,284
Provision for loan losses	—	—	—	—

Net interest income after provision for loan losses	3,263	2,998	2,812	3,284
Non-interest income	280	383	658	287
Lawsuit judgment collected	—	—	—	1,996
Non-interest expense	2,672	2,372	2,417	2,277

Income before income tax	871	1,009	1,053	3,290
Income tax	321	374	399	993

Net income	$550	$635	$654	$2,297

Basic earnings per share	$0.13	$0.15	$0.16	$0.54
Diluted earnings per share	$0.13	$0.15	$0.15	$0.52

	2002
	March	June	September	December
	31	30	30	31
(In Thousands, Except Per Share Data)
Interest and dividend income	$6,421	$6,480	$6,158	$6,079
Interest expense	3,103	2,936	2,923	2,603

Net interest income	3,318	3,544	3,235	3,476
Provision for loan losses	—	—	—	—

Net interest income after provision for loan losses	3,318	3,544	3,235	3,476
Non-interest income	429	349	323	392
Non-interest expense	2,459	2,601	2,529	2,566

Income before income tax	1,288	1,292	1,029	1,302
Income tax	472	473	334	532

Net income	$816	$819	$695	$770

Basic earnings per share	$0.19	$0.19	$0.16	$0.18
Diluted earnings per share	$0.18	$0.18	$0.15	$0.17

Stockholders’ Information

The Company’s stock trades on the Nasdaq Stock Market under the symbol “LSBX”. Sales prices of the stock are reported in The Wall Street Journal as “LSXCorp”. Prior to July 1, 2001, the Bank’s common stock traded on the Nasdaq stock market under the symbol “LSBX”. Prices of the Bank’s common stock were reported in The Wall Street Journal as “LawrenceSvg”.

The following table sets forth for the fiscal periods indicated certain information with respect to the sales prices of the Company’s common stock.

	Price
Fiscal Year	High	Low
2003
First Quarter	$13.00	$12.01
Second Quarter	17.40	12.60
Third Quarter	17.52	15.31
Fourth Quarter	17.99	16.00
2002
First Quarter	$13.20	$12.00
Second Quarter	14.02	12.26
Third Quarter	14.00	12.00
Fourth Quarter	13.51	11.00
2001
First Quarter	$11.86	$9.81
Second Quarter	13.65	10.50
Third Quarter	14.00	9.81
Fourth Quarter	13.10	10.11

The Company declared and paid a cash dividend of $0.48 per share ($0.12 in each quarter) during 2003. The Company expects to pay dividends during 2004.

On December 31, 2003 there were approximately 1,006 holders of common stock. This number does not reflect the number of persons or entities who hold their stock in nominee or “street” name through various brokerage firms.

The Annual Meeting of the stockholders of LSB Corporation will be held at 10:00 a.m. on Tuesday, May 4, 2004 at the Andover Country Club, Canterbury Street, Andover, Massachusetts.

Corporate Headquarters
LSB Corporation
30 Massachusetts Avenue
North Andover, MA 01845-3460

Mailing Address
30 Massachusetts Avenue
North Andover, MA 01845-3460

Investor Relations
Barbara A. Biondo
Telephone (978) 725-7556
Fax (978) 725-7593

A copy of the Company’s Form 10-K as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is available without charge upon written request to Investor Relations.

Transfer Agent
EquiServe
P.O. Box 43010
Providence, RI 02940-3010

Independent Auditors
KPMG LLP
99 High Street
Boston, MA 02110

Legal Counsel
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, MA 02110-3333

Directors Of
LSB Corporation and
Lawrence Savings Bank

Eugene A. Beliveau, D.D.S.
Dentist

Kathleen Boshar Reynolds
Prudential/Howe and Doherty

Malcolm W. Brawn
Executive Vice President & Secretary
The Andover Companies

Thomas J. Burke
Chairman of the Board
Lawrence Savings Bank
Register of Deeds
Attorney

Byron R. Cleveland, Jr.
President
J. H. Horne & Sons

Neil H. Cullen
Chief Financial Officer
Phillips Academy

Richard Hart Harrington, CPA
Chairman
Gordon, Harrington & Osborn, P.C.

Robert F. Hatem
Business Consultant

Marsha A. McDonough
Education Consultant

Paul A. Miller
President and
Chief Executive Officer
Lawrence Savings Bank and
LSB Corporation

Officers of
LSB Corporation

Paul A. Miller
President and
Chief Executive Officer

John E. Sharland
Senior Vice President, Treasurer and
Chief Financial Officer

Barbara A. Biondo
Secretary

Richard J. D’Ambrosio
Assistant Treasurer

Timothy L. Felter
Assistant Treasurer and
Investment Officer

Jeffrey W. Leeds
Assistant Treasurer

Officers of
Lawrence Savings Bank

Paul A. Miller
President and
Chief Executive Officer

Barbara A. Biondo
Clerk

Carla M. Friedrich
Vice President and
Human Resources Officer

Robyn K. LeBuff
Vice President and
Marketing Officer

Brenda Miskinis
Assistant Vice President and
Marketing Officer

Lending Division
Jeffrey W. Leeds
Executive Vice President and
Chief Lending Officer

Commercial Banking
Jacob Kojalo
Senior Vice President and
Senior Lending Officer

Robert J. DeLuca
Vice President

Steven K. Ventre
Vice President

Scott P. McDuffee
Commercial Credit Officer

Commercial Real Estate Lending
Frederick P. Maloof
Vice President

Paul M. Vallace
Vice President

Credit Policy and Administration
Lee. D. Dickey
Senior Vice President

John P. Malynn
Vice President

Linda A. Bailey
Assistant Vice President and
Credit Administration Officer

Consumer Lending
Maureen McCarthy
Vice President and
Compliance/CRA Officer

Residential Mortgage Lending
John P. Teoli
Vice President

Susan M. Cain
Assistant Vice President and
Senior Mortgage Underwriter

Finance Division
John E. Sharland
Senior Vice President, Treasurer and
Chief Financial Officer

Linda M. Chase Borrelli
Vice President and Controller

Personal Banking Division
Timothy L. Felter
Executive Vice President and
Investment Officer

Gayle M. Fili
Vice President and Branch
Administration/Security Officer

Cheryl A. Parent
Vice President and
Branch Manager

Susan M. Dancause
Assistant Vice President and
Retirement Services Officer

Linda Buell
Assistant Vice President and
Branch Manager

Paul M. Frank
Branch Manager

Carrie Higginbottom
Branch Manager

Johanny Rodriguez
Branch Manager

Support Service Division
Richard J. D’Ambrosio
Senior Vice President

Carmela A. Cutuli
Vice President and
Loan Servicing Manager

Cheryl A. Vining
Vice President and
Deposit Servicing Manager

Stanley R.Ward, Jr.
Assistant Vice President

Laura LaVoie
Assistant Vice President
Senior Computer Network Engineer

46

Corporate Headquarters
of LSB Corporation

30 Massachusetts Avenue
North Andover, MA 01845-3460
(978) 725-7500

Banking Offices of
Lawrence Savings Bank

Main Office:
30 Massachusetts Avenue
North Andover, MA 01845-3460
(978) 725-7500
Fax: (978) 725-7607

Branch Offices:
342 North Main Street
Andover, MA 01810
(978) 725-7590

300 Essex Street
Lawrence, MA 01840
(978) 725-7530

20 Jackson Street
Methuen, MA 01844
(978) 725-7545

148 Lowell Street
Methuen, MA 01844
(978) 725-7570

Lawrence Savings Bank
24 Hour Information
Phone: (978) 725-7700

Remote ATM Location:

36 Knipe Road
Haverhill, MA 01835

www.LawrenceSavings.com

Member
FDIC

Member
DIF

This Annual Report is printed on recycled paper.	LSBCM-AR-03