Form 10-K, Exhibit 13
period 2004-12-31
LSB CORP
filed 2005-03-30
CIK 1143848

Letter to the Stockholders

LSB Corporation (the “Company”) reported net income of $4,680,000 or $1.05 diluted earnings per share for the year ended December 31, 2004 compared to net income of $4,136,000 or $0.94 diluted earnings per share for the year ended December 31, 2003. The Company and its wholly owned subsidiary, Lawrence Savings Bank, (the “Bank”) focus and commitment in 2004 has been to customers, the local community, financial performance, lawsuit recovery, capital adequacy and shareholders’ value.

Customers

On June 10, 2004 the Bank hosted a ribbon cutting ceremony to celebrate the opening of their new branch in Salem, New Hampshire at 401 Main Street in the Route 97 Shops plaza. The new full-service Salem branch features drive-up banking open at 7:30 a.m. for early morning commuters; a drive up ATM and night deposit box for convenient after-hours access. This new branch location helps to better-serve our retail and business customers in this area and attract new customers to the Bank. During the year, there were several new products introduced to deposit customers such as a new service to reduce charges by vendors for overdraft fees to their checking accounts and to provide customers with a choice of various free checking accounts depending on their needs.

Community

The Company conducts its business in the Merrimack Valley in Massachusetts and southern New Hampshire. The Company helps meet the needs of the community through various means. The Officers meet these needs through participation in various organizations located in or around the community. Almost all Officers have had direct or indirect participation for many years with community organizations. Some of these organizations provide direct care to individuals such as Family Service, Inc., Lawrence General Hospital, YWCA, Salvation Army and Samaritans. Other organizations provide a higher level of service to the community such as the Chamber of Commerce, Exchange Club, Kiwanis and Rotary. There are industry organizations that our Officers actively participate beside these community organizations such as the Deposit Insurance Fund (DIF), Savings Bank Employee Retirement Associations (SBERA) and MassBankers. All these organizations serviced by our Officers keep us in touch with the needs of our customers and the community.

Financial Performance

Meeting the needs of customer and the community can be a challenging job while maintaining financial performance. The focus has been to originate commercial real estate, construction and commercial loans while increasing our core deposits. The net-interest margin has improved slightly to 2.91% in 2004 from 2.90% in 2003 and down from 3.20% in 2002. Loan growth and purchases of investment securities, when profitable to do so, has increased net interest income in 2004 to approximately $13,811,000 up from $12,357,000 in 2003 and $13,573,000 in 2002.

Non-interest income (excluding the lawsuit payments in 2004 and 2003) decreased by $55,000 to $1,553,000 in 2004 from $1,608,000 in 2003 as a result of a decrease in gains on mortgage loan sales of $399,000 due to a lower level of loan sales in 2004. Partially offsetting this decrease were increases in loan fees of $164,000 and deposit account fees increasing by $176,000 in 2004 from 2003.

Non-interest expenses increased by $926,000 to $10,664,000 for the year 2004 compared to $9,738,000 in 2003. This increase was mainly attributable to salaries and benefits increasing to $6,507,000 from $5,923,000 for the year ended December 31, 2004 from 2003, respectively. Occupancy and equipment expense increased to $872,000 in 2004 from $752,000 in 2003, due to an increase in rent and depreciation expenses associated with the new branch. Professional fees declined slightly to $623,000 in 2004 from $643,000 in 2003 attributable to a reduction in legal expenses. Data processing expenses increased by $151,000 to $878,000 in 2004, from $727,000 in 2003, due to installation of new communication lines for the Bank’s Wide Area Network (“WAN”). Marketing expenses increased to $273,000 in 2004 from $95,000 in 2003, due to increased advertising for the new Salem, New Hampshire branch and promotions for new product lines.

Lawsuit Recoveries

On June 15, 2004, the Company reported the receipt of $2.5 million on a U.S. Bankruptcy Judge’s Order on the Trustee’s Motion for authorization to make an interim distribution in a case in which the Company’s wholly owned subsidiary, Lawrence Savings Bank (the “Bank”), is the only secured creditor. The after tax impact is approximately $1,565,000, which represents approximately $0.35 per diluted earnings per share.

On October 21, 2003 the Massachusetts Appeals Court rendered a favorable opinion on a lawsuit in which the Bank was the plaintiff. The Company received payment in the amount of $1,996,000 on October 30, 2003. The after tax impact is approximately $1,251,000, which represents approximately $0.29 per diluted earnings per share.

Capital Adequacy

Total Assets increased by $52,369,000 or 11.2% during 2004 while maintaining adequate capital. The Company is considered to be “well capitalized” as defined by the Federal Reserve Bank and the Federal Deposit Insurance Corporation for all periods presented. The Corporation’s leverage ratio was 11.25% and 12.11% at December 31, 2004 and December 31, 2003, respectively.

Stockholders’ Value

The Company’s stock price closed at $18.52 and $17.31 at December 31, 2004 and 2003, respectively. The increase of $1.21 represents approximately a 7.0% increase at December 31, 2004 compared to December 31, 2003. Shareholders received an increase in the dividend paid during the year to $0.52 per share or an 8.3% increase in 2004 compared to $0.48 per share in 2003 with a dividend payout ratio of approximately 47.7% and 50.0%, respectively. During 2005, our Board of Directors, management and staff will continue to work to further improve the earnings of the Company and stockholder value.

Paul A. Miller
President and Chief Executive Officer
LSB CORPORATION

Financial Table of Contents

4	Financial Highlights

5	Business

8	Management’s Discussion and Analysis of Financial Condition and Results of Operations

22	Report of Management Responsibility

23	Report of independent registered public accounting firm

24	Consolidated Balance Sheets

25	Consolidated Statements of Operations

26	Consolidated Statements of Changes in Stockholders’ Equity

27	Consolidated Statements of Cash Flows

28	Notes to Consolidated Financial Statements

47	Stockholders’ Information

FINANCIAL HIGHLIGHTS

December 31,
	2004	2003	2002	2001	2000

(Dollars in Thousands, Except Per Share Data)
Balance Sheet Data :
Total assets	$518,477	$466,108	$439,134	$438,267	$413,090
Loans, gross	232,810	211,503	243,127	236,397	222,045
Allowance for loan losses	4,140	4,220	4,167	4,070	3,685
Other real estate owned	—	2	12	22	32
Federal funds sold	209	889	9,633	5,705	15,427
U.S. Treasury, Federal agency and Corporate obligations	259,831	226,338	155,132	160,337	125,542
Municipal obligations	1,576	1,624	4,021	2,062	60
Other securities	1,896	4,916	7,256	11,369	25,231
Deposits	299,106	272,540	279,465	268,450	270,548
Borrowed funds	157,263	133,352	101,591	111,099	86,161
Equity	57,838	55,002	54,059	54,092	52,313

Year Ended December 31,	2004	2003	2002	2001	2000

Operating Data:
Interest income	$22,331	$21,334	$25,138	$28,792	$29,037
Interest expense	8,520	8,977	11,565	15,611	16,358

Net interest income	13,811	12,357	13,573	13,181	12,679
Provision for loan (recoveries) losses	(300)	—	—	175	250
Non-interest income	1,553	1,608	1,493	1,426	1,124
Lawsuit judgment collected	2,280	1,996	—	—	—
Non-interest expense	10,664	9,738	10,155	9,122	8,376

Income before income taxes	7,280	6,223	4,911	5,310	5,177
Income tax expense	2,600	2,087	1,811	1,953	854

Net income	$4,680	$4,136	$3,100	$3,357	$4,323

Basic earnings per share	$1.09	$0.98	$0.71	$0.77	$0.99
Diluted earnings per share	$1.05	$0.94	$0.69	$0.74	$0.97

At or for the year ended December 31,	2004	2003	2002	2001	2000

Other Data:
Interest rate spread	2.64%	2.57%	2.78%	2.64%	2.66%
Net interest margin on average earning assets	2.91	2.90	3.20	3.21	3.22
Return on average assets (net income / average assets)	0.96	0.94	0.71	0.79	1.05
Return on average equity (net income / average stockholders’ equity)	8.33	7.76	5.72	6.35	8.72
Dividend payout ratio (dividends declared per share divided by basic earnings per share)	47.71	48.98	61.97	51.95	26.26
Average stockholders’ equity to average assets ratio	11.53	12.16	12.34	12.39	12.06
Cash dividends declared and paid per common share	$0.52	$0.48	$0.44	$0.40	$0.26
Book value per share at year end	13.33	12.99	12.71	12.35	11.99

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

The Bank has four wholly-owned subsidiaries at December 31, 2004. Shawsheen Security Corporation and Shawsheen Security Corporation II engage exclusively in buying, selling, dealing in and holding securities for their own accounts. Pemberton Corporation and Spruce Wood Realty Trust, respectively, hold foreclosed real estate and real estate used in the ordinary course of the Bank’s business.

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

Market Area

The Bank’s primary market area is the Merrimack Valley in Massachusetts and southern New Hampshire. The Bank has six banking offices in the communities of Andover, Lawrence, Methuen (2), North Andover, Massachusetts and Salem, New Hampshire.

Lending Activities

The Bank’s loan portfolio consists of commercial real estate, commercial business, construction, residential mortgage, home equity and consumer loans. The Bank is aggressive in seeking loans from creditworthy customers; competition on both pricing and underwriting terms has been strong in the Bank’s market area. Gross loans at December 31, 2004 were $232.8 million up from $211.5 million at December 31, 2003, but down from $243.1 million in 2002.

Commercial real estate. The Bank originates loans secured by real estate other than 1-4 family residential properties. These loans are generally secured by various types of commercial real estate including income properties, commercial facilities (including retail, manufacturing, office and office condominiums) and small businesses. The interest rates on these loans are fixed or variable. The interest rates are based on a margin over similar terms from FHLB advances or another index (such as the Prime Rate as published in The Wall Street Journal) for a similar term. The margin is determined by the Bank based on the creditworthiness of the borrower, relationship profitability and competitive factors.

Commercial business . The Bank originates loans secured by business assets which are not real estate. The Bank has “Preferred Lender” status from the U.S. Small Business Administration (“SBA”), which the SBA guarantees repayment of some portion of the loan amount. The interest rates on these loans may be fixed or variable. The rates are primarily based on a margin over the Prime Rate as published in The Wall Street Journal or the Base Rate determined by the Bank. The margin is determined based on the creditworthiness of the borrower, security offered and competitive factors.

Construction. These are generally short-term loans for land development, construction of residential homes built on speculation, construction of homes for homeowners with permanent financing, and construction of commercial facilities (including retail, manufacturing and office space). These loans are generally priced to yield The Wall Street Journal Prime Rate plus a margin. Construction loans may involve additional risk due to uncertainty of estimated cost of completion of a project, or ultimate sale of the property to an end buyer. The Bank attempts to reduce these risks by lending to contractors with pre-arranged buyers or permanent financing commitments upon completion, or to businesses that are expanding and will occupy the completed project.

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

Secondary mortgage market. The Bank is an approved seller and servicer for the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Massachusetts Housing Financing Agency (“MHFA”). Sales of mortgage loans may be made at a premium or discount resulting in gains or losses on the transaction. Based on the structure of the sale, loans sold to the secondary market may provide the Bank with service fee income over the life of the loan.

Home equity. The Bank makes second mortgage and home equity loans. Home equity loans can be accessed by the borrower through a deposit account established with the Bank. These loans carry interest rates that are either fixed or variable based on the Prime Rate published in The Wall Street Journal plus or minus a margin above or below this rate depending on the particular product selected by the borrower.

Consumer. The Bank offers a variety of consumer loan products including overdraft lines of credit, collateral loans, and secured and unsecured personal loans. These loans are generally fixed rate in nature. The Bank adjusts interest rates on these products from time to time based on competitive factors in the marketplace.

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

The Bank is a member of the Federal Home Loan Bank of Boston (“FHLB”). The Bank is required to own stock of the FHLB which is carried on the Bank’s balance sheet at par. On April 19, 2004, the FHLB implemented a new capital structure and stock investment requirements for members to comply with the Gramm-Leach-Bliley Act of 1999. There are two components of the minimum stock investment requirements. 1) The Membership Stock Investment Requirement is equal to 0.35% of Class B Stock for Qualifying Collateral as determined by the FHLB from the most recently available FDIC Call Report from the Bank. 2) The Activity Based Stock Investment Requirement is equal to 4.50% of the Bank’s outstanding advances with the FHLB. The Bank receives an amount equal to the par value of the FHLB stock when excess stock is redeemed.

Competition

The Bank competes with local, regional and national financial service providers in its lending and deposit activities. The Bank competes in the local market against other local and branch offices of regional financial institutions such as banks, thrifts and credit unions. In addition, local and national non-bank businesses such as mortgage companies, securities brokerage firms, insurance companies and mutual funds offer services competitive with those of the Bank. Bank mergers and recent legislation permitting interstate and cross-industry expansion may increase competition in the Bank’s market area. The Bank competes on the basis of interest rates, deposit and loan terms, fees, office location, product and service arrays, customer convenience and technological advantages. Competition in the Bank’s deposit taking and lending activities is affected by movements in interest rates, local and national market developments, economic trends and the Bank’s ability to adjust to change.

Supervision and regulation

The Corporation is subject to regulation and supervision by the Federal Reserve Board (“FRB”) pursuant to the Bank Holding Company Act of 1956, as amended, and files with the FRB an annual report and such additional reports as the FRB may require. The Corporation is also subject to the jurisdiction of the Massachusetts Division of Banks. As a bank holding company, the Corporation’s activities are limited to the business of banking and activities closely related or incidental to banking. The Corporation may not directly or indirectly acquire the ownership or control of more than five percent of any class of voting shares or substantially all of the assets of any company that is not engaged in activities closely related to banking and also generally must provide notice to or obtain approval of the FRB in connection with any such acquisition. The Bank is an FDIC insured state-chartered savings bank subject to the regulations and supervisory authority of, and periodic examinations by, both the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks. These examinations test the Bank’s safety and soundness and compliance with various statutory and regulatory requirements. The Corporation and the Bank are both subject to federal and state taxation authorities. The Bank is subject to certain reserve and reporting requirements as a non-member bank of the Federal Reserve System. Federal and state bank regulatory agencies have authority to issue cease and desist orders, assess civil money penalties, remove officers and directors, issue capital directives and impose prompt corrective action restrictions or requirements to address safety and soundness and compliance issues of the Bank. In addition, the Bank must obtain prior regulatory approvals to undertake certain banking transactions and initiatives, including establishment, relocation or termination of a banking office, and merger or acquisition transactions with other banks or non-banking entities. The supervision and regulation of the Bank are intended primarily for the protection of depositors and non-business borrowers.

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

Section 326 of the Act requires the Secretary of the Treasury to promulgate regulations effective no later than October 25, 2002 that would substantially increase the identification and verification requirements for customers of financial institutions. The regulations may require, at a minimum, financial institutions to develop procedures for verifying the identity of a person opening an account, maintaining records of such information, and, consulting lists of suspected terrorists “to determine whether a person seeking to open an account appears on any such list.”

In addition, under Section 311 of the Act the Secretary of the Treasury may require, by regulation or by order, that financial institutions take certain “special measures” for all institutions, accounts or transactions that the Secretary deems to be a “primary money laundering concern.” Most significant among these are requirements (known as “know your customer” requirement) to maintain records and report information which identify the participants in a transaction involving a primary money laundering concern, and to maintain information relative to the beneficiaries of such a transaction.

Section 352 of the Act amends the Bank Secrecy Act to require all financial institutions to establish anti-money laundering programs. These must include, at a minimum: “(A) the development of internal policies, procedures, and controls; (B) the designation of a compliance officer; (C) an ongoing employee training program; and (D) an independent audit function to test programs.” The Secretary of the Treasury may prescribe minimum standards for such programs effective April 24, 2002.

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

Sarbanes-Oxley Act of 2002. On July 31, 2002, President George W. Bush signed into law the “Sarbanes — Oxley Act of 2002” (or the “Sarbanes-Oxley Act”). The Sarbanes-Oxley Act establishes a comprehensive framework for modernizing and reforming the oversight of public company financial accounting and disclosure practices. Principal components of the Sarbanes-Oxley Act include:

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

The SEC has issued final and proposed regulations implementing many of the Sarbanes-Oxley Act provisions. Management anticipate that the Company will incur additional expenses during 2005 in complying with the provisions of the Sarbanes-Oxley Act of 2002 and the resulting regulations, management does not expect that such compliance will have a material impact on our results of operation or financial condition. On March 2, 2005, the SEC announced an extension of compliance dates for non-accelerated filers regarding internal controls over financial reporting requirements (Section 404 of the Sarbanes-Oxley Act of 2002). The Company is considered a non-accelerated filer with the SEC and must begin to comply with Section 404 requirements for its fiscal year ending on or after July 15, 2006.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements and Factors Which May Affect Future Results

This Annual Report contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 as amended) that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of the Company, projected or anticipated benefits, or events related to other future developments involving the Company or the industry in which it operates. Also, when verbs in the present tense such as “believes,” “expects,” “anticipates,” “continues,” “attempts” or similar expressions are used, forward-looking statements are being made. Stockholders should note that many factors, some of which are discussed elsewhere in this document and in the documents which we incorporate by reference, could affect the future financial results of the Company and could cause results to differ materially from those expressed in or incorporated by reference in this document. Those factors include fluctuations in interest rates, disruptions in credit markets, inflation, changes in the regulatory environment, government regulations and changes in regional and local economic conditions and changes in the competitive environment in the geographic and business areas in which the Company conducts its operations. As a result of such risks and uncertainties, the Company’s actual results may differ materially from such forward-looking statements. The Company does not undertake, and specifically disclaims any obligation to publicly release revisions to any such forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Executive Level Overview

The Company’s financial results are dependent on the following areas of the income statement: net interest income, provision for loan losses, non-interest income, non-interest expense and provision for income taxes. Net interest income is the primary earnings of the Company and the main focus of management. Net interest income is the difference between interest earned on loans and investment securities and interest paid on deposits and borrowings. Deposits and borrowings have short durations and the cost of these funds do not rise and fall in tandem with earnings on loans and investment securities. There are many risks involved in managing net interest income including, but not limited to underwriting standards, interest rate and duration risk. These risks have a direct impact on the level of net- interest income. The Company manages these risks through credit review by an outside firm and regular meetings of its Asset and Liability Management Committee (“ALCO”). The credit review process reviews loans for underwriting and grading of loan quality while ALCO reviews liquidity, interest rate risk and capital resources. Loan quality has a direct impact on the amount of provisions for loan losses the Company reports.

Non-interest income has a direct impact on earnings of the Company. Maintenance of customers’ accounts for loans and deposits generate fee income depending on the product selected. The Company generates gains on sales of mortgage loans and receives fee income from servicing loans sold. Non-interest income is primarily impacted by the volume of customer’s transactions which could change in response to interest rates, pricing and competition.

Non-interest expenses include various expenses of the Company which are controlled by a budget process. In 2004 and 2003, management determined that net-interest income would experience some compression due to lower interest rates and implemented various expense reduction programs to help offset the reduction in net interest income.

Provisions for income taxes are directly related to earnings or implemented tax strategies of the Company. Changes in the statutory tax rates and the earnings of the Company, the Bank and its subsidiaries would affect the amount of income taxes reported.

There are areas in the Consolidated Financial Statements where significant estimates or assumptions are used. Management monitors the application of the Company’s Critical Accounting Policies in relation to the nature and impact of these estimates and assumptions on earnings. The Critical Accounting Policies are discussed below.

Critical Accounting Policies

Critical accounting policies are defined as those policies that involve significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Management believes that the Company’s critical accounting policies upon which the Consolidated Financial Statements depend and which involve the most complex or subjective decisions or assessments are as follows:

Allowance for Loan Losses : The allowance balance reflects management’s assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company’s regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of the year. The allowance is increased by provisions for loan losses, which are a charge to the income statement, and by recoveries on loans previously charged-off. The allowance is reduced by loans charged-off and by negative (credit) provisions to the allowance. For a further discussion of the Company’s methodology of assessing the adequacy of the allowance for loan losses, see Management’s Discussion and Analysis of Financial Condition and Results of Operation and see Note 1 to the Consolidated Financial Statements for more details on establishing the allowance for loan losses.

Income Taxes : Operating losses in the early 1990’s resulted in available tax loss carry-forwards. A deferred tax valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income in the carry-forward period. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax valuation allowances are established and based on management’s judgment as to whether it is more likely than not that all or some portion of the future tax benefits of prior operating losses will be realized. It should be noted, however, that factors beyond management’s control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. For a further discussion on income taxes, see Management’s Discussion and Analysis of Financial Condition and Results of Operation and see Note 1 & 8 to the Consolidated Financial Statements.

Mortgage Servicing Rights : When loans are sold with servicing rights retained, the Company allocates the carrying amount of the loan between the underlying asset sold and the rights retained, based on their relative fair values. The fair value is estimated using market prices when available or using a valuation model that calculates the present value of future servicing fee income using discount rates and prepayment assumptions that management believes represent current market conditions. The following risk characteristics are considered for determining fair value; loan type, interest rate, loan term and remaining maturities. The resulting mortgage servicing rights are amortized over the period of estimated net servicing income using a method which approximates the interest method. Actual prepayment experience is reviewed periodically. When actual prepayments exceed estimated prepayments, the balance of the mortgage servicing rights is adjusted accordingly through the establishment of a valuation allowance. Periodically, the mortgage servicing rights are assessed for impairment based on the fair value of such rights and any impairment is recognized by a charge to the valuation allowance. For further details on mortgage servicing rights see Notes 1 & 4 to the Consolidated Financial Statement.

Financial Condition

Overview

Total assets amounted to $518.5 million at December 31, 2004 up from $466.1 million at December 31, 2003. The increase in asset size is due to an increase of $31.7 million in investment securities and $21.3 million in loans. The cash used for the investment security purchases and loan growth came from $26.6 million in deposit growth and an increase in borrowed funds totaling $23.9 million from December 31, 2003.

Interest Earning Assets

The Company manages its earning assets by utilizing available capital resources in a manner consistent with the Company’s credit, investment and leverage policies. Loans, U.S. Treasury and Government Agency obligations, mortgage-backed securities, other investment securities, and short-term investments comprise the Company’s earning assets. Total earning assets averaged $474.1 million in 2004, an increase of $48.4 million or 11.4% from 2003.

One of the Company’s primary objectives continues to be the origination of loans that are soundly underwritten and collateralized. The Company’s average loan portfolios decreased in 2004. The change in these portfolios caused the average balance of the loan portfolio to decrease by $1.5 million in 2004 to $217.7 million.

The Company increases the investment portfolio through funds obtained from the FHLB, repurchase agreements and other borrowings when it is profitable to do so. The average balance of investment securities, including U.S. Treasury and Government Agency securities, mortgage-backed securities, other bonds and equity securities, and short-term investments amounted to $256.4 million in 2004 as compared to $206.5 million in 2003. These securities represent 52.6% of the Company’s average assets at December 31, 2004 versus 47.1% of average assets at December 31, 2003.

Investment Securities

The investment portfolio totaled $263.3 million and $232.9 million, respectively, at December 31, 2004 and 2003, reflecting an increase of $30.4 million or 13.1% in 2004. The largest increase of $24.5 million was in asset-backed securities. Also experiencing increases were U.S. Government Agency obligations and U.S. Treasury obligations increasing $22.7 million and $50 thousand, respectively. Partially offsetting these increases were decreases of $10.6 million, $6.1 million and $48 thousand in mortgage-backed securities, corporate obligations and municipal obligations, respectively, as these securities matured. For more information on investment securities, see Financial Highlights and Note 2 of the Consolidated Financial Statements.

Loans

Total loans at December 31, 2004 and 2003 amounted to $232.8 million and $211.5 million, respectively, reflecting an increase of $21.3 million or 10.1% in 2004. Residential loans increased $3.0 million or 5.3% during 2004. Also increasing were commercial loans and commercial real estate loans by $1.6 million and $19.1 million, respectively. The increase in the portfolios was due to increased borrowers’ demand for these types of loans and the completion of the construction projects transferred to the commercial real estate portfolio. Construction loans decreased $829 thousand or 5.2% due to the completion of some projects which have been transferred into the commercial real estate portfolio partially offset by new loan originations. Home equity loans decreased $1.4 million or 13.4% as a result of customers paying off Home equity loans when they refinance existing residential first mortgage loans. For more information on loans, see Interest Rate Sensitivity and Note 4 to the Consolidated Financial Statements.
The components of the loan portfolio at December 31, follow:

	2004		2003		2002		2001		2000
	Balance	Percent	Balance	Percent	Balance	Percent	Balance	Percent	Balance	Percent

(Dollars in Thousands)
Residential real estate loans:
Fixed rate	$33,061	14.2%	$33,059	15.7%	$31,583	13.0%	$40,861	17.3%	$44,350	20.0%
Adjustable rate	26,996	11.6	23,958	11.3	28,557	11.7	37,744	16.0	33,576	15.1

	60,057	25.8	57,017	27.0	60,140	24.7	78,605	33.3	77,926	35.1

Home equity loans:
Fixed rate	3,535	1.5	5,882	2.7	7,915	3.3	10,155	4.3	12,367	5.6
Adjustable rate	5,334	2.3	4,354	2.1	3,575	1.5	3,238	1.4	3,630	1.6

	8,869	3.8	10,236	4.8	11,490	4.8	13,393	5.7	15,997	7.2

Commercial real estate loans:
Fixed rate	18,629	8.0	16,508	7.8	16,651	6.8	16,447	7.0	10,247	4.6
Adjustable rate	112,976	48.5	95,995	45.3	96,094	39.4	83,663	35.3	76,882	34.6

	131,605	56.5	112,503	53.1	112,745	46.2	100,110	42.3	87,129	39.2

Construction loans	15,211	6.5	16,040	7.6	23,502	9.7	20,593	8.7	17,148	7.7
Loans held for sale	—	—	338	0.2	2,579	1.1	4,156	1.8	—	—
Commercial loans	16,369	7.1	14,805	7.0	32,017	13.2	18,549	7.8	22,602	10.2
Consumer loans	699	0.3	564	0.3	654	0.3	991	0.4	1,243	0.6

Total loans	232,810	100.0%	211,503	100.0%	243,127	100.0%	236,397	100.0%	222,045	100.0%

Allowance for loan losses	4,140		4,220		4,167		4,070		3,685

Loans, net	$228,670		$207,283		$238,960		$232,327		$218,360

Allowance for Loan Losses

The allowance for loan losses is maintained through the provision for loan losses which is a charge to operations. The allowance balance reflects management’s assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company’s regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of each year. The Company considers the current year end 2004 level of the allowance for loan losses to be appropriate. The allowance as a percentage of total loans was 1.8% at December 31, 2004 and 2.0% at December 31, 2003. See Note 1 to the financial statements for the accounting policy related to the allowance for loan losses.

“Impaired loans” are commercial, commercial real estate and individually significant residential mortgage loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are not the same as “non-accrual loans,” although the two categories overlap. Non-accrual loans include impaired loans and are those on which the accrual of interest is discontinued when principal or interest has become contractually past due 90 days. The Company may choose to place a loan on non-accrual status due to payment delinquency or the uncertainty of collectibility, while not classifying the loan as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant residential mortgage loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateral dependent loans, the difference between the fair value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is based on the fair value of the collateral.

The Company maintained a low level of risk assets and had minimal delinquencies during the year 2004. As a result, there was no charge to the provision for loan losses in the year 2004 or 2003. During 2004, the Bank recognized $253 thousand of the interim distribution from a prior year legal judgment as a recovery to the allowance for loan losses on amounts previously charged off. In conjunction with this, the Bank also recorded a credit (negative) provision for loan losses of $300 thousand. The Company had net recoveries of $220 thousand in 2004 and $53 thousand in 2003.

The following table summarizes changes in the allowance for loan losses for the years ended December 31:

	2004	2003	2002	2001	2000

(Dollars in Thousands)
Balance at beginning of year	$4,220	$4,167	$4,070	$3,685	$3,381
Charge-offs by loan type:
Residential mortgage	(25)	—	—	—	—
Commercial	—	—	—	(3)	—
Commercial real estate	—	—	—	—	(27)
Consumer	(20)	—	(1)	—	(1)

Total charge-offs	(45)	—	(1)	(3)	(28)

Recoveries by loan type:
Residential mortgage	—	31	—	2	6
Commercial	—	—	—	—	5
Commercial real estate	254	16	89	201	62
Consumer	11	6	9	10	9

Total recoveries	265	53	98	213	82

Net recoveries	220	53	97	210	54
Provision (credit) for loan losses	(300)	—	—	175	250

Ending balance	$4,140	$4,220	$4,167	$4,070	$3,685

Ratio of net recoveries to average loans outstanding during the period	0.10%	0.02%	0.04%	0.09%	0.03%

The following table sets forth the breakdown of the allowance for loan losses by loan category for the years ended December 31. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	2004		2003		2002		2001		2000
		Percent		Percent		Percent		Percent		Percent
		of loans		of loans		of loans		of loans		of loans
		in each		in each		in each		in each		in each
		category		category		category		category		category
		to Total		to Total		to Total		to Total		to Total
(Dollars in Thousands)	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Construction, commercial and commercial real estate	$3,408	70.1%	$3,175	67.7%	$3,525	69.1%	$3,251	58.8%	$2,711	57.1%
Residential mortgage and home equity	273	29.6	270	32.0	314	30.6	397	40.8	436	42.3
Consumer	30	0.3	26	0.3	29	0.3	41	0.4	49	0.6
Unallocated	429	N/A	749	N/A	299	N/A	381	N/A	489	N/A

	$4,140	100.0%	$4,220	100.0%	$4,167	100.0%	$4,070	100.0%	$3,685	100.0%

In determining the adequacy of the allowance for loan losses, the Company aggregates estimated credit loss on individual loans, pools of loans and other pools of risk having geographic, industry or other common exposures where inherent losses are identified or anticipated.

All loans classified as “Substandard” or “Doubtful” are evaluated for collectibility and an allocation is made based on an assessment of the net realizable value of any collateral.

The Company categorizes each commercial loan into different pools of risk. Each risk level allocation factor has been determined based upon the Company’s review of common practices within the industry, its estimate of expected loss for loans with similar credit characteristics based upon historical experience and migration analysis, the losses experienced by the Company in the most recent 36 months, together with the Company’s assessment of economic conditions and other relevant factors that may have an impact on or may affect repayment of loans in these pools.

Residential mortgages, home equity loans, equity lines of credit, second mortgages and all other small consumer loans are considered in the aggregate and an allocation factor is assessed based upon the Company’s most recent 24-month historical loss experience together with an assessment of future economic trends, conditions and other relevant factors that may have an impact on repayment of the loans in these pools.

On a quarterly basis, the Company evaluates all allocation factors for appropriateness, considering (i) significant changes in the nature and volume of the loan portfolio, (ii) the Company’s assessment of local and national economic business conditions, and (iii) any other relevant factor that it considers may have an impact on loan portfolio risk.

Based upon these evaluations, changes to the reserve provision may be made to maintain the overall level of the reserve at a level that the Company deems appropriate and adequate to cover the estimated credit losses inherent in the Company’s loan portfolio including unfunded binding commitments to lend.

Potential Problem Loans

The Company has a loan review and grading system. During the loan review process, deteriorating conditions of certain loans come to management’s attention in which erosion of the borrower’s ability to comply with the original terms of the loan agreement could potentially result in the classification of the loan as a risk asset. This may result from deteriorating conditions such as cash flows, collateral values or creditworthiness of the borrower. There were no potential problem loans identified at December 31, 2004. At December 31, 2003, there were $2.5 million identified as potential problem loans.

Risk Assets

Risk assets consist of non-performing loans, OREO, and restructured loans. The following paragraphs define each of these categories. The components of risk assets at December 31, for the years indicated are as follows:

	2004	2003	2002	2001	2000

(Dollars in Thousands)
Risk assets:
Non-performing loans:
Residential real estate	$—	$—	$1	$10	$10
Commercial real estate	—	—	—	730	—
Commercial business	—	—	—	211	—

Total non-performing loans	—	—	1	951	10

Other real estate owned:
Land	34	47	57	67	77
OREO valuation allowance	(34)	(45)	(45)	(45)	(45)

Total other real estate owned	—	2	12	22	32

Total risk assets	$—	$2	$13	$973	$42

Risk assets as a percent of total loans and OREO	0.0%	0.0%	0.0%	0.4%	0.0%

Risk assets as a percent of total assets	0.0%	0.0%	0.0%	0.2%	0.0%

Non-performing loans consist of both (i) loans 90 days or more past due, and (ii) loans placed on a non-accrual status because full collection of the principal balance is in doubt. Non-performing loans at December 31, 2004 and 2003 were zero.

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

In 2004 total average interest bearing liabilities were $411.5 million which was a $43.6 million or 11.9% increase from $367.9 million in 2003. Average total interest bearing deposits of $273.0 million comprised 66.3% of interest bearing liabilities in 2004 while in 2003 such deposits totaling $265.6 million comprised 72.2% of interest bearing liabilities.

Changing interest rates can affect the mix and level of various deposit categories. The lower average interest rate paid on certificates of deposit and money market accounts had an impact on the overall interest rate paid on deposits and caused a decrease of 21 basis points in 2004 and 65 basis points in 2003. The average balance of money market investment accounts increased by $11.2 million to $80.7 million in 2004, and by $10.5 million to $69.5 million in 2003.The average balance of NOW and Super NOW accounts increased by $1.4 million to $37.6 million in 2004 and by $2.6 million to $36.2 million in 2003. The average balance of certificates of deposit decreased by $6.1 million to $109.0 million in 2004 and decreased by $8.6 million to $115.1 million in 2003.

Average borrowed funds in 2004, 2003 and 2002 were $138.6 million, $102.3 million and $107.0 million, respectively, including advances from the FHLB and other borrowed funds. The increase of $36.3 million in 2004 resulted from the utilization of available credit in a low interest rate environment.

Deposits

Total deposits increased $26.6 million or 9.7% during 2004 to $299.1 million at December 31, 2004 from $272.5 million at December 31, 2003. Certificates of deposit had the largest increase of $15.5 million or 20.8%. Also increasing were money market investment accounts, NOW accounts and retirement accounts by $6.7 million, $2.0 million and $1.4 million, respectively, in 2004. Demand deposits and savings accounts increased slightly by $687 thousand and $345 thousand, respectively, during 2004. For more information, see Note 6 to the Consolidated Financial Statements.

Borrowed Funds

Total borrowed funds increased $23.9 million or 17.9% during 2004 to $157.3 million from $133.4 million at December 31, 2004 and 2003, respectively. FHLB advances totaled $105.1 million in 2004 versus $78.9 million in 2003, an increase of $26.2 million due to utilization of available credit in a low interest rate environment.

Other borrowed funds are comprised of FHLB short-term advances which totaled $49.0 million and $52.0, respectively, at December 31, 2004 and 2003, and sales of securities subject to agreements to repurchase which totaled $3.2 million and $2.5 million, respectively, in 2004 and 2003. See Note 7 to the Consolidated Financial Statements for further information.

Results of Operations

Overview

The Company’s net earnings amounted to $4.7 million or $1.05 diluted earnings per share, $4.1 million or $0.94 diluted earnings per share and $3.1 million or $0.69 diluted earnings per share for the years ended December 31, 2004, 2003 and 2002, respectively. The Company’s earnings increased during 2004 by $544 thousand due primarily to the receipt of a $2.5 million payment on a U.S. Bankruptcy Judge’s order to make an interim distribution in a case in which the Company’s wholly-owned subsidiary, Lawrence Savings Bank, is a secured creditor. The Bank recognized $253 thousand of the interim distribution payment as a recovery to the allowance for loan losses on amounts previously charged off and the remainder of this payment received was recorded in non-interest income. The after-tax impact was approximately $1.6 million, which represents approximately $0.35 per diluted earnings per share. Net interest-income increased by $1.5 million to $13.8 million in 2004. These increases to earnings were offset by increases in non-interest expenses by $0.9 million, see discussion below. Net income increased by $1.0 million in 2003 from 2002 due to a $2.0 million lawsuit judgment collected which was recorded in non-interest income. The after-tax impact of this payment was approximately $1.3 million and represented approximately $0.29 per diluted earnings per share.

The Company’s net interest income, which is the difference between interest earned on assets and interest paid on liabilities, totaled $13.8 million in 2004, $12.4 million in 2003 and $13.6 million in 2002. The increase in 2004 versus 2003 can be attributed to the purchases of investment securities funded from Federal Home Loan Bank advances and deposit growth. Net interest-income was positively impacted by higher yields on investment securities and lower cost of borrowed funds. These increases to net interest-income were negatively impacted by lower yields on loans. The Company’s net interest margin was 2.91% in 2004 versus 2.90% and 3.20% in 2003 and 2002, respectively. The increase in 2004 resulted primarily from lower average rates paid on interest bearing liabilities. The decrease in 2003 resulted primarily from lower average rates earned on interest earning assets.

The Bank recorded a credit provision for loan losses of $300 thousand in 2004 and no provision for loan losses in 2003 due to the low level of risk assets and minimal delinquent loans. The credit provision in 2004 was recognized in conjunction with a $253 thousand interim distribution from a prior year legal judgment which was recorded as a recovery to the allowance for loan losses on amounts previously charged off.

Non-interest income amounted to $3.8 million, $3.6 million and $1.5 million in 2004, 2003 and 2002, respectively.Excluding the lawsuit judgment collected noted above, the decrease during 2004 was the result of a decrease in gains on loan sales of $399 thousand due to a lower level of loan sales in 2004. Partially offsetting this decrease were increases in loan fees of $164 thousand and deposit account fees of $176 thousand. The increase during 2003 excluding the payment from the lawsuit totaled $115 thousand attributable mainly to income on loan fees of $20 thousand from a loss of $145 thousand in 2002. Deposit fees also increased $48 thousand during 2003.

Non-interest expense totaled $10.7 million in 2004, $9.7 million in 2003 and $10.2 million in 2002. The increase in 2004 is mainly attributed to an increase in salaries and employee benefits expenses of $584 thousand. Marketing expenses and occupancy and equipment expenses increased by $178 thousand and $120 thousand, respectively, due to increased advertising, promotions and rent and depreciation expenses associated with the opening of the new Salem, New Hampshire branch. Data processing expenses increased by $151 thousand due to the installation of new communication lines for the Bank’s Wide Area Network. Professional fees decreased slightly in 2004 due to a reduction in legal expenses. The decline in non-interest expense in 2003 is primarily attributable to a reduction in professional fees of $163 thousand resulting from lower legal fees, and a reduction in salaries and employee benefits of $83 thousand resulting from salary reduction initiatives and a lower headcount in 2003.

The Company recognized income tax expense of $2.6 million in 2004, $2.1 million in 2003 and $1.8 million in 2002. The rise in the provision for taxes during 2004 resulted from increases in pre-tax income by $1.1 million to $7.3 million. The higher provision for taxes in 2003 as compared with 2002 resulted from an increase in income before income taxes to $6.2 million for the year ended 2003 versus $4.9 million in 2002.

Average Balances, Net Interest Income and Average Interest Rates

The table below presents the Company’s average balance sheet, net interest income and average interest rates for the years ended December 31. Average real estate, commercial business, and consumer loans include non-performing loans.

	2004			2003			2002
			Average			Average			Average
	Average		Interest	Average		Interest	Average		Interest
(Dollars in Thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Loans:
Residential real estate	$69,252	$3,629	5.24%	$68,150	$4,027	5.91%	$87,122	$5,848	6.71%
Commercial real estate	133,832	8,855	6.62	126,950	9,005	7.09	126,083	9,759	7.74
Commercial business	13,989	832	5.95	23,511	1,282	5.45	20,918	1,256	6.00
Consumer	630	43	6.83	543	42	7.73	905	69	7.62

Total loans	217,703	13,359	6.14	219,154	14,356	6.55	235,028	16,932	7.20

Investment securities:
U.S. Treasury and Government Agency obligations	182,658	6,311	3.46	122,238	3,964	3.24	105,438	4,763	4.52
Other bonds and equity securities	30,653	1,155	3.77	39,698	1,580	3.98	57,228	2,275	3.98
Mortgage-backed securities	40,775	1,476	3.62	37,746	1,362	3.61	18,715	1,040	5.56
Short-term investments	2,324	30	1.29	6,843	72	1.05	8,351	128	1.53

Total investment securities	256,410	8,972	3.50	206,525	6,978	3.38	189,732	8,206	4.33

Total interest earning assets	474,113	22,331	4.71%	425,679	21,334	5.01%	424,760	25,138	5.92%

Allowance for loan losses	(4,204)			(4,247)			(4,131)
Cash and due from banks	7,773			7,450			7,132
Other real estate owned	—			8			18
Other assets	9,588			9,604			11,841

Total assets	$487,270			$438,494			$439,620

Liabilities and Stockholders’ Equity
Deposits:
Regular savings accounts	$45,696	$159	0.35%	$44,842	$196	0.44%	$45,102	$389	0.86%
NOW and Super NOW accounts	37,560	42	0.11	36,175	44	0.12	33,596	86	0.26
Money market accounts	80,681	980	1.21	69,498	900	1.30	59,011	1,097	1.86
Certificates of deposit	109,044	2,519	2.31	115,121	3,036	2.64	123,673	4,232	3.42

Total interest bearing deposits	272,981	3,700	1.36	265,636	4,176	1.57	261,382	5,804	2.22
Borrowed funds	138,554	4,820	3.48	102,294	4,801	4.69	107,001	5,761	5.38

Total interest bearing liabilities	411,535	8,520	2.07%	367,930	8,977	2.44%	368,383	11,565	3.14%

Non-interest bearing deposits	15,884			13,727			13,515
Other liabilities	3,673			3,510			3,488

Total liabilities	431,092			385,167			385,386
Stockholders’ equity	56,178			53,327			54,234

Total liabilities and stockholders’ equity	$487,270			$438,494			$439,620

Net interest rate spread			2.64%			2.57%			2.78%
Net interest income		$13,811			$12,357			$13,573

Net interest margin on average earning assets			2.91%			2.90%			3.20%

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

	2004 vs. 2003				2003 vs. 2002
	Total			Rate/	Total			Rate/
	Change	Volume	Rate	Volume	Change	Volume	Rate	Volume

(In Thousands)
Interest Income :
Loans:
Residential real estate	$(398)	$65	$(456)	$(7)	$(1,821)	$(1,273)	$(700)	$152
Commercial real estate	(150)	488	(605)	(33)	(754)	67	(815)	(6)
Commercial business	(450)	(519)	116	(47)	26	156	(115)	(15)
Consumer	1	7	(5)	(1)	(27)	(28)	1	—

Total loans	(997)	41	(950)	(88)	(2,576)	(1,078)	(1,629)	131

Investment securities:
U.S. Treasury and Government Agency obligations	2,347	1,959	259	129	(799)	759	(1,344)	(214)
Other bonds and equity securities	(425)	(360)	(84)	19	(695)	(697)	3	(1)
Mortgage-backed securities	114	109	4	1	322	1,058	(365)	(371)
Short-term investments	(42)	(48)	16	(10)	(56)	(23)	(40)	7

Total investments	1,994	1,660	195	139	(1,228)	1,097	(1,746)	(579)

Total interest income	997	1,701	(755)	51	(3,804)	19	(3,375)	(448)

Interest Expense :
Deposits:
Regular savings accounts	(37)	4	(40)	(1)	(193)	(2)	(192)	1
NOW and Super NOW accounts	(2)	2	(4)	—	(42)	7	(45)	(4)
Money market accounts	80	145	(56)	(9)	(197)	195	(333)	(59)
Certificates of deposit	(517)	(160)	(377)	20	(1,196)	(293)	(970)	67

Total interest bearing deposits	(476)	(9)	(477)	10	(1,628)	(93)	(1,540)	5
Borrowed funds	19	1,702	(1,242)	(441)	(960)	(253)	(739)	32

Total interest expense	(457)	1,693	(1,719)	(431)	(2,588)	(346)	(2,279)	37

Net interest income	$1,454	$8	$964	$482	$(1,216)	$365	$(1,096)	$(485)

Net Interest Income

Net interest income is the difference between the interest income earned on earning assets and the interest expense paid on interest bearing liabilities. Interest income and interest expense are affected by changes in earning assets and interest bearing liability balances in addition to changes in interest rates.

The Company’s net interest income was $13.8 million in 2004, $12.4 million in 2003 and $13.6 million in 2002. Interest income from earning assets was $22.3 million, $21.3 million and $25.1 million in 2004, 2003 and 2002, respectively. The rise in interest income during 2004 compared to 2003 was due primarily to increases in volume of investment securities and loans. Also contributing to the increase were higher interest rates earned on investment securities.

The reduction in interest income during 2003 compared to 2002 was due to a decrease in rates earned on investment securities and loans coupled with a decrease in loan volume.

Interest expense on interest bearing deposits was $3.7 million in 2004, compared to $4.2 million in 2003 and $5.8 million in 2002. Average deposit balances increased during 2004 from 2003 and 2002. The primary increase during 2004 was in money market investment accounts. NOW accounts and regular savings accounts increased slightly and were partially offset by decreases in certificates of deposit.

Interest expense continued to decline during 2004 attributable mainly to the reduction of all deposit rates, coupled with the decrease in volume of the certificates of deposit. The primary increase in 2003 was in money market investment accounts. NOW accounts also increased and were partially offset by decreases in certificates of deposit and regular savings accounts. Interest expense declined during 2003 attributable mainly to the reduction of all deposit rates. Average rates paid on certificates of deposit decreased to 2.31% during 2004 from 2.64% in 2003 resulting in a net decrease of $517 thousand in interest expense in 2004. Average rates paid on money market investment accounts declined to 1.21% in 2004 from 1.30% in 2003 reducing interest expense by $56 thousand offset by an increase to interest expense of $145 thousand due to increased volume. Average rates paid on certificates of deposit decreased to 2.64% during 2003 from 3.42 % in 2002 resulting in a net decrease of $1.2 million in interest expense during 2003. Average rates paid on money market accounts decreased to 1.30% in 2003 from 1.86% in 2002 which resulted in $197 thousand net decrease in interest expense. Interest expense on borrowed funds remained stable in 2004 and decreased to $4.8 million in 2003 and $5.8 million in 2002. The net decrease in interest expense on borrowed funds of $960 thousand in 2003 resulted from a reduction in rates paid coupled with a decline in the average balances outstanding. Interest expense on total interest bearing liabilities totaled $8.5 million, $9.0 million and $11.6 million during 2004, 2003 and 2002, respectively.

Over the past three years, the Company has been operating in a declining interest rate environment. The result of this environment has been lower yields in assets and a lower cost of funds. The average yield on earning assets in 2004 declined 30 basis points to 4.71% and in 2003 and 2002, respectively, was down 91 basis points and 108 basis points to 5.01% in 2003 and 5.92% in 2002. The average rate paid on interest bearing liabilities in 2004 was 2.07%, or a decrease of 37 basis points, in 2003 was 2.44% and in 2002 was 3.14%. The net interest rate spread in 2004 was 2.64%, a 7 basis point increase from 2003 in which the net interest rate spread was 2.57% down 21 basis points from 2.78% in 2002. In an environment of declining asset yields, management strives to control the cost of funds and maintain net-interest margin. The Company’s net-interest margin increased to 2.91% in 2004 from 2.90% and 3.20% in 2003 and 2002, respectively.

Provision for Loan Losses

     The Company recognized a credit provision for loan losses in the amount of $300 thousand in 2004 due to the $253 thousand recovery to the allowance for loan losses and the continued low level of non-performing loans. The Company made no provision for loan losses in 2003 and 2002. The absence of a provision for loan losses in 2003 and 2002 was due to the overall asset quality of the Company and low level of delinquent loans.

Non-Interest Income

Non-interest income increased 6.0% and totaled $3.8 million versus $3.6 million and $1.5 million for the years ended 2004, 2003 and 2002, respectively. In 2004 and 2003, the increase is primarily due to the lawsuit judgment collected amounting to $2.3 million and $2.0 million in 2004 and 2003, respectively. Excluding the lawsuit, non-interest income decreased $55 thousand during 2004. Loan servicing fees increased to $184 thousand from $20 thousand in 2003 mainly attributable to the recovery of fair values on MSR. See Note 4 in the Consolidated Financial Statements on Mortgage Servicing Rights.

Deposit account fees increased to $889 thousand in 2004 from $713 thousand for the year 2003. Partially offsetting these increases were a reduction in gains on the sale of mortgage loans totaling $399 thousand, loss on sale of investment securities of $14 thousand and a decrease of $10 thousand in other income.

Excluding the lawsuit, non-interest income increased $115 thousand during 2003. Loan servicing fees increased to $20 thousand from a loss of $145 thousand in 2002 mainly attributable to $186 thousand in commercial loan prepayments and the recovery of fair values on MSR. Deposit account fees increased to $713 thousand in 2003 from $665 thousand for the year 2002. Partially offsetting these increases were a reduction in gains on the sale of mortgage loans totaling $62 thousand, loss on sale of investment securities of $14 thousand and a decrease of $22 thousand in other income.

Non-Interest Expense

Non-interest expense increased to $10.7 million in 2004, from $9.7 million in 2003 and $10.2 million in 2002. The increase in 2004 was attributable to salaries and benefits increasing by $584 thousand, occupancy and equipment increasing $120 thousand and marketing expenses increasing $178 thousand due to increased rent and depreciation expenses and advertising and promotion expenses related to the opening of the new Salem, New Hampshire branch. Data processing expenses increased $151 thousand due to the installation of new communication lines for the Bank’s Wide Area Network.

The decrease in 2003 was attributable to a reduction of $163 thousand in professional fees resulting from lower legal fees and a reduction of $83 thousand in salaries and employee benefits resulting from the salary reduction initiatives and a lower headcount.

Salaries and employee benefits expense totaled $6.5 million in 2004, $5.9 million in 2003 and $6.0 million in 2002. Full-time equivalent employees were 99 at December 31, 2004, and 2003 and 105 at December 31, 2002. In 2004, the increase was the result of normal merit raises, increases in medical & dental premiums and reestablishing salary reduction initiatives taken away in 2003. The decrease in 2003 relates to several salary reduction initiatives instituted during 2003 as a result of the net-interest margin declining during 2003. The Company continually evaluates staffing levels in order to control salaries and employee benefits while managing business volumes.

Occupancy and equipment expenses increased to $872 thousand in 2004, compared to $752 thousand in 2003 and $790 thousand in 2002 due to the opening of a new branch in Salem, NH in 2004. Data processing expenses increased to $878 thousand in 2004, compared to $727 thousand in 2003 and $749 thousand in 2002. This includes the Company’s service contract to provide on-line deposit accounting, loan accounting and item processing services. In which, the Bank installed new communication lines for its Wide Area Network (“WAN”). Insurance expenses totaled $157 thousand, $151 thousand and $153 thousand in 2004, 2003 and 2002, respectively, and other expenses increased to $1.6 million in 2004, as compared to $1.5 million in 2003 and $1.7 million in 2002.

Income Taxes

The Company reported income tax expense of $2.6 million in 2004, $2.1 million in 2003 and $1.8 million in 2002. The effective income tax rate for the year 2004 was 35.7% and for 2003 was 33.5% compared to 36.9% in 2002. The decrease in the effective income tax rate for 2004 and 2003 from 2002 is due to change in estimates for tax contingencies. See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

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

The investment portfolio is one of the primary sources of liquidity for the Bank. Maturities of securities provide a flow of funds which are available for cash needs such as loan originations and net deposit outflows. In addition, the investment portfolio consists of high quality, and, therefore, readily marketable, U.S. Treasury and Government Agency obligations. At December 31, 2004, the Bank’s investment securities and mortgage-backed securities available for sale totaled $63.0 million which is available to meet the Bank’s liquidity needs.

Loan maturities and amortization as well as deposit growth provide for a constant flow of funds. In addition, the Bank has two overnight lines of credit totaling $11.8 million to meet short-term liquidity needs. The Bank did not utilize these overnight lines at December 31, 2004 and had the full $11.8 million available.

The liquidity position of the Company is managed by the Asset/Liability Management Committee (“ALCO”). The duties of ALCO are to periodically review the Company’s level of liquidity under prescribed policies and procedures. It is the responsibility of ALCO to report to the Board of Directors on a regular basis the Company’s liquidity position as it relates to these policies and procedures. At December 31, 2004, the Company’s liquidity position was above policy guidelines. Management believes that the Bank has adequate liquidity to meet current and future liquidity demands.

Contractual Obligations And Commitments

The company enters into off-balance sheet contractual obligations and commitments in the normal course of business. The Company has contractual obligations such as payments on FHLB advances, operating lease obligations and customer repurchase agreements. The Company has commitments in the form of financial instruments that are for loan originations, lines of credit, letters of credit and to sell mortgage loans. These commitments have various expiration dates. The following table summarizes the expiration dates of these commitments at December 31, 2004.

		Payments Due – By Period
		Less than	One to	Four to	After
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years

(In Thousands)

FHLB Advances	$105,102	$32,000	$40,000	$224	$32,878
FHLB short-term borrowings	49,000	49,000	—	—	—
Lease Obligations	1,109	201	404	296	208
Data processing vendor	6,134	927	1,947	2,126	1,134
Employee benefit contributions (1)	—	—
Customer Repurchase Agreements	3,161	3,161	—	—	—

Total Contractual Cash Obligations	$164,506	$85,289	$42,351	$2,646	$34,220

1)	Employee benefit contributions include expected contributions to the Company’s defined pension benefit plan, post retirement plan and supplemental executive retirement plans. Expected contributions for the defined pension benefit plan have been included only through the plan year November 1, 2004 through October 31, 2005. Contributions beyond the plan year can not be quantified as contributions will be determined based upon the return on the investments in the plan. Expected contributions for the post retirement plan and the supplemental executive retirement plan can not be quantified as the level of retirees is unknown, interest rates and average salary amounts have not yet been determined.

		Amount of Commitment Expiring – By Period
		Less than	One to	Four to	After
Commitments	Total	One Year	Three Years	Five Years	Five Years

(In Thousands)

Loan Originations	$23,444	$23,444	$—	$—	$—
Lines of Credit	45,315	14,395	11,491	11,601	7,828
Letters of Credit	1,393	1,393	—	—	—
Sell mortgage Loans	300	300	—	—	—

Total commitments	$70,452	$39,532	$11,491	$11,601	$7,828

The Corporation has no off-balance sheet arrangements except those discussed in the commitment table in the Liquidity section and Note 12 of the Consolidated Financial Statements.

Capital Adequacy

The Company and the Bank are required to maintain a leverage capital ratio of 5% and risk-based capital ratios of at least 10% in order to be categorized as “well capitalized” in accordance with definitions in regulatory guidelines promulgated by the FDIC and FRB. At December 31, 2004 and 2003, the Company’s and the Bank’s leverage and risk-based capital ratios exceeded the required levels for the category of “well-capitalized” as defined by their respective regulatory agencies.

The Company and the Bank may not declare or pay cash dividends on their outstanding common stock if the effect thereof would cause its stockholders’ equity to be reduced below applicable capital requirements or if such declaration and payments would otherwise violate regulatory requirements. See note 9 to the Consolidated Financial Statements for further information regarding capital adequacy.

On July 25, 2002, the Board of Directors of the Company adopted a stock repurchase program (the “Repurchase Program”) authorizing the Company to repurchase up to five percent of its common stock outstanding as of June 30, 2002 for cash. As of December 31, 2004 the number of shares repurchased and included as Treasury Stock was 219,300, which had an average purchase price of $12.57. The Company did not purchase shares of Treasury Stock during 2004. The Company’s book value per share was $13.33 at December 31, 2004. The book value per share increased from $12.99 at December 31, 2003 due to net income of $4.7 million and exercise of stock options of $806 thousand. Offsetting these increases were the declaration of dividends $2.2 million, and a decrease in market value of investment securities available for sale (net of taxes) in the amount of $414 thousand.

Asset/Liability Management

Managing interest rate risk is fundamental to banking. The Company has continued to manage its liquidity, capital, and GAP position so as to control its exposure to interest rate risk. As of December 31, 2004, the Company had interest rate sensitive assets which repriced or matured within one year of $201.9 million and interest rate sensitive liabilities which repriced or matured within one year of $232.8 million. As of December 31, 2003, the Company had interest rate sensitive assets which matured or repriced within one year of $212.7 million and interest rate sensitive liabilities which repriced or matured within one year of $215.7 million.

Interest Rate Sensitivity

The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve a stable and rising flow of net interest income. The ALCO using policies approved by the Board of Directors, is responsible for managing the Bank’s rate sensitivity position.

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

ALCO manages the Company’s interest rate risk using both income simulation and GAP analysis. Income simulation is used to quantify interest rate risk inherent in the Company’s consolidated balance sheet by showing the effect of a change in net interest income over a 24 month period. The income simulation model uses parallel interest rate shocks of up 200 basis points (bp) or down 100 basis points (bp) for earning assets and liabilities in the first year of the model. Interest rates are not shocked in the second year of the model. The composition of the Company’s consolidated balance sheet at December 31, 2004 remains relatively well matched over the 24 month horizon with a slight bias towards liability sensitivity in the first year. The simulation takes into account the dates for repricing, maturing, prepaying and call options assumptions of various financial categories which may vary under different interest rate scenarios. Prepayment speeds are estimates for the loans and are adjusted according to the degree of rate changes. Call options and prepayment speeds for investment securities are estimates using industry standards for pricing and prepayment assumptions. The assumptions of financial instrument categories are reviewed before each simulation by ALCO in light of current economic trends. As of December 31,

2004, the income simulation model indicated some negative exposure of net interest income to rising interest rates to a degree that remains within tolerance levels established by the Company’s policy. The interest rate scenario used does not necessarily reflect ALCO’s view of the “most likely” change in interest rates over the model’s period. Furthermore, the model assumes a static consolidated balance sheet. These results do not reflect the anticipated future net interest income of the Company for the same periods.

The following table summarizes the net interest income for the 24 month period of the Company’s consolidated balance sheet for earning assets and liabilities for the years ended December 31;

Net Interest Income Simulation Model Results:

		Interest Rate Shock
		Down	Up
2004	Flat Rates	100 bp	200 bp

(Dollars in Thousands)
Year One	$14,090	$14,380	$13,535
Year Two	14,309	14,574	13,258

Total net interest income for 2 year period	$28,399	$28,954	$26,793

		Interest Rate Shock
		Down	Up
2003	Flat Rates	100 bp	200 bp

(Dollars in Thousands)
Year One	$13,246	$13,538	$12,902
Year Two	12,122	12,201	11,994

Total net interest income for 2 year period	$25,368	$25,739	$24,896

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

The Company’s one-year cumulative GAP to total assets decreased from less than 1% at December, 2003, to less than 6% at December, 2004. The following table shows the interest rate sensitivity gap position as of December 31, 2004. The table excludes non-performing loans and assumes that all deposits except savings and NOWs will be withdrawn within the legal time period for withdrawal. This withdrawal of deposit assumption is not likely to occur.

Rate Sensitivity GAP Position

	Position/Volume
Time interval from December 31, 2004	0-3 Mo.	4-6 Mo.	7-12 Mo.	13-36 Mo.	37-60 Mo.	+60 Mo.

(Dollars in Thousands)
Earning Assets:
Investment securities held to maturity	$29,887	$10,462	$12,109	$105,793	$33,967	$8,046
Investments securities available for sale	17,274	11,329	2,637	17,852	7,723	6,056
Federal Home Loan Bank Stock and other earning assets	8,934	—	—	—	—	168
Fixed rate mortgages loans	2,529	2,057	3,840	11,640	7,406	9,123
Adjustable rate mortgages loans	8,868	2,230	5,593	9,058	6,582	—
Consumer loans	371	34	136	115	5	38
Fixed rate commercial real estate loans	1,063	344	700	5,322	4,584	6,616
Adjustable rate commercial real estate loans	29,077	7,435	14,759	47,068	14,637	—
Construction loans	15,211	—	—	—	—	—
Fixed rate commercial business loans	3,134	519	830	1,153	170	—
Adjustable rate commercial business loans	10,563	—	—	—	—	—

Total earning assets	126,911	34,410	40,604	198,001	75,074	30,047

Interest Bearing Liabilities:
Savings and escrow accounts	—	—	—	—	—	45,179
NOW and Super Now accounts	—	—	—	—	—	38,061
Money market accounts	82,877	—	—	—	—	—
Certificates of deposit and retirement accounts	20,714	20,851	24,028	44,589	8,516	—
FHLB advances and other borrowed funds	78,191	6,030	62	40,266	298	32,416

Total interest bearing liabilities	181,782	26,881	24,090	84,855	8,814	115,656

Interest Sensitivity Gap	$(54,871)	$7,529	$16,514	$113,146	$66,260	$(85,609)

Cumulative GAP	$(54,871)	$(47,342)	$(30,828)	$82,318	$148,578	$62,969

Cumulative GAP as a percent of total assets	(11)%	(9)%	(6)%	16%	29%	12%

Recent Accounting Developments

The Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) Issue 03-1: “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” In November 2003 and March 2004, the FASB’s EITF issued a consensus on EITF Issue 03-1. EITF 03-1 contains new guidance on other-than-temporary impairments of investment securities. The guidance dictates when impairment is deemed to exist, provides guidance on determining if impairment is other than temporary, and directs how to calculate impairment loss. Issue 03-1 also details expanded annual disclosure rules. In September 2004, the FASB’s EITF issued EITF Issue No. 03-1-1 “Effective Date of Paragraphs 10-20 of EITF Issue 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1 to be concurrent with the final issuance of EITF 03-1-a “Implementation Guidance for the Application of Paragraph 16 of EITF 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1-a is currently being debated by the FASB in regards to final guidance and effective date with a comment period that ended October 29, 2004. EITF 03-1, as issued, was originally effective for periods beginning after June 15, 2004 and the disclosure requirements of this consensus remain in effect. The adoption of the original EITF 03-1 (excluding paragraphs 10-20) did not have a material impact on the Company’s financial position or results of operations.

Statement of Position 03-3 (“SOP 03-3”): “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” in December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued SOP 03-3. SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The yield that may be accreted is limited to the excess of the investor’s estimate of undiscounted expected principal, interest and other cash flows over the investor’s initial investment in the loan. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances can not be created nor “carried over” in the initial accounting for loans acquired in a transfer of loans with evidence of deterioration of credit quality since origination. However, valuation allowances for non-impaired loans acquired in a business combination can be carried over. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company’s financial position or results of operations.

SFAS No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment” In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004). SFAS No. 123R replaces SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. SFAS No. 123R will require that the compensation cost relating to share-based payment transactions be recognized in the Company’s financial statements, eliminating pro forma disclosure as an alternative. That cost will be measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123R is effective for public entities as of the first interim or annual period that begins after June 15, 2005. The impact of the Company adopting such accounting can be seen in Note 1, Stock-Based Compensation of the Notes to Consolidated Financial Statements. The Company does believe the adoption of SFAS 123R will have an impact to the Company and estimates the 2005 gross compensation expense related to share-based payment transactions to be recognized will be approximately $61 thousand for the six months of 2005 for which SFAS 123R will be effective. For years 2006 and beyond, a full year of compensation expense will be recognized.

FIN No. 46 “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51” In January 2003, the FASB issued FIN No. 46. FIN 46 established accounting guidance for consolidation of variable interest entities (“VIE”) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The Company adopted FIN No. 46 as of February 1, 2003 for all arrangements entered into after January 31, 2003. The Company does not believe the adoption of FIN No. 46 will have a material impact on the Company’s financial position or results of operations.

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

Report of Management Responsibility

The management of LSB Corporation (the “Corporation” or the “Company”) is responsible for the preparation and integrity of the Consolidated Financial Statements and other financial information contained in this annual report. The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles and prevailing practices of the banking industry and, accordingly, include amounts based on management’s best estimates and judgments.

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

The Corporation’s Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets periodically with management, the internal auditors and KPMG LLP (“KPMG”) to review the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company’s Consolidated Financial Statements. Both the independent registered public accounting firm and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Management recognizes that there are inherent limitations in the effectiveness of any internal control system. However, management believes that as of December 31, 2004 the Company’s internal accounting controls provide reasonable assurance as to the integrity and reliability of the Consolidated Financial Statements and related financial information.

The independent registered public accounting firm, KPMG, is appointed by the Audit Committee. KPMG’s audits include reviews and tests of the Company’s internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their report. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG appears on the next page.

Paul A. Miller	John E. Sharland
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

December 31, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
LSB Corporation:

We have audited the accompanying consolidated balance sheets of LSB Corporation (the “Company”) and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Corporation and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Boston, Massachusetts
March 28, 2005

Consolidated Balance Sheets

December 31,	2004	2003

(In Thousands)
Assets:
Cash and due from banks	$7,193	$7,872
Fed funds sold	209	889

Total cash and cash equivalents	7,402	8,761
Investment securities held to maturity market value of $198,716 in 2004 and $184,592 in 2003 (notes 2 and 7)	200,264	184,286
Investment securities available for sale amortized cost of $63,706 in 2004 and $48,571 in 2003 (notes 2 and 7)	63,039	48,592
Federal Home Loan Bank stock, at cost (note 3)	7,887	6,593
Loans, net of allowance for loan losses of $4,140 in 2004 and $4,220 in 2003 (notes 4 and 7)	228,670	207,283
Bank premises and equipment (note 5)	3,486	2,875
Accrued interest receivable	2,894	2,552
Deferred income tax asset (note 8)	3,067	3,519
Other assets	1,768	1,647

Total assets	$518,477	$466,108

Liabilities And Stockholders’ Equity:
Liabilities:
Interest bearing deposits (note 6)	$284,309	$258,430
Non-interest bearing deposits (note 6)	14,797	14,110
Federal Home Loan Bank advances (note 7)	105,102	78,866
Other borrowed funds (note 7)	52,161	54,486
Advance payments by borrowers for taxes and insurance	506	450
Other liabilities	3,764	4,764

Total liabilities	460,639	411,106

Commitments and contingencies (notes 5, 11 and 12):

Stockholders’ equity (notes 9 and 10):
Preferred stock, $.10 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $.10 par value; 20,000,000 shares authorized; 4,556,742 and 4,454,262 shares issued in 2004 and 2003, respectively, 4,337,442 and 4,234,962 shares outstanding in 2004 and 2003, respectively	456	445
Additional paid-in capital	59,145	58,350
Retained earnings (Accumulated deficit)	1,389	(1,055)
Treasury stock, at cost (219,300 shares in 2004 and 2003, respectively)	(2,758)	(2,758)
Accumulated other comprehensive (loss) income	(394)	20

Total stockholders’ equity	57,838	55,002

Total liabilities and stockholders’ equity	$518,477	$466,108

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Year Ended December 31,	2004	2003	2002

(In Thousands, Except Share Data)
Interest and dividend income:
Loans	$13,359	$14,356	$16,932
Investment securities held to maturity	6,834	4,938	6,056
Investment securities available for sale	1,899	1,785	1,817
Federal Home Loan Bank stock	209	183	205
Other interest income	30	72	128

Total interest and dividend income	22,331	21,334	25,138

Interest expense:
Deposits (note 6)	3,700	4,176	5,804
Borrowed funds	4,229	4,583	5,458
Securities sold under agreements to repurchase	15	17	20
Short-term and other borrowed funds	576	201	283

Total interest expense	8,520	8,977	11,565

Net interest income	13,811	12,357	13,573
Credit for loan recoveries (note 4)	(300)	—	—

Net interest income after credit for loan recoveries	14,111	12,357	13,573

Non-interest income:
Deposit account fees	889	713	665
Loan servicing fees, net	184	20	(145)
Gains on sales of mortgage loans, net	68	467	529
Loss on sale of investment securities	—	(14)	—
Lawsuit judgment collected (note 11)	2,280	1,996	—
Other income	412	422	444

Total non-interest income	3,833	3,604	1,493

Non-interest expense:
Salaries and employee benefits	6,507	5,923	6,006
Occupancy and equipment expense	872	752	790
Data processing expense	878	727	749
Professional expense	623	643	806
Insurance expense	157	151	153
Other expense	1,627	1,542	1,651

Total non-interest expense	10,664	9,738	10,155

Income before income tax expense	7,280	6,223	4,911
Income tax expense (note 8)	2,600	2,087	1,811

Net income	$4,680	$4,136	$3,100

Average shares outstanding	4,302,729	4,215,944	4,348,085
Common stock equivalents	163,848	175,868	170,564

Average diluted shares outstanding	4,466,577	4,391,812	4,518,649

Basic earnings per share	$1.09	$0.98	$0.71
Diluted earnings per share	$1.05	$0.94	$0.69

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in

Stockholders’ Equity

					Accumulated
		Additional	Retained Earnings		Other	Total
	Common	Paid-in	(Accumulated	Treasury	Comprehensive	Stockholders’
	Stock	Capital	Deficit)	Stock	Income (Loss)	Equity

(In Thousands)
Balance at December 31, 2001	$438	$57,813	$(4,348)	$—	$189	$54,092
Net income	—	—	3,100	—	—	3,100
Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $253)	—	—	—	—	490	490
Total comprehensive income	—	—	—	—		3,590
Exercise of stock options and tax benefits	1	32	—	—	—	33
Purchase of treasury stock	—	—	—	(1,736)	—	(1,736)
Dividends declared and paid ($0. 44 per share)	—	—	(1,920)	—	—	(1,920)

Balance at December 31, 2002	439	57,845	(3,168)	(1,736)	679	54,059
Net income	—	—	4,136	—	—	4,136
Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $338)	—	—	—	—	(659)	(659)
Total comprehensive income						3,447
Exercise of stock options and tax benefits	6	505	—	—	—	511
Purchase of treasury stock	—	—	—	(1,022)	—	(1,022)
Dividends declared and paid ($0.48 per share)	—	—	(2,023)	—	—	(2,023)

Balance at December 31, 2003	445	58,350	(1,055)	(2,758)	20	55,002
Net income	—	—	4,680	—	—	4,680
Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $274)	—	—	—	—	(414)	(414)
Total comprehensive income						4,266
Exercise of stock options and tax benefits	11	795	—	—	—	806
Dividends declared and paid ($0.52 per share)	—	—	(2,236)	—	—	(2,236)

Balance at December 31, 2004	$456	$59,145	$1,389	$(2,758)	$(394)	$57,838

Disclosure of reclassification amount:	2004	2003	2002

(In Thousands)
Gross unrealized (depreciation) appreciation arising during the period	$(688)	$(1,011)	$743
Tax effect	274	343	(253)

Unrealized holding (depreciation) appreciation net of tax	(414)	(668)	490

Less: reclassification adjustment for gains (losses) included in net income	—	(14)	—
Tax effect	—	5	—

Unrealized (depreciation) appreciation on securities, net of reclassification	$(414)	$(659)	490

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements

of Cash Flows

Year Ended December 31,	2004	2003	2002

(In Thousands)
Cash flows from operating activities:
Net income	$4,680	$4,136	$3,100
Adjustments to reconcile net income to net cash provided by operating activities:
Credit for loan recoveries	(300)	—	—
Gains on sales of mortgage loans	(68)	(467)	(529)
Loss on sale of investment securities available for sale	—	14	—
Net amortization of investment securities	1,725	2,117	1,426
Depreciation of premises and equipment and other assets	430	398	454
Loans originated for sale	(3,883)	(21,139)	(35,415)
Proceeds from sales of mortgage loans	4,289	23,847	37,521
(Increase) decrease in accrued interest receivable	(342)	(93)	145
Deferred income tax expense	726	516	1,798
(Increase) decrease in other assets	(121)	204	(299)
Increase (decrease) in advance payments by borrowers	56	(68)	(55)
(Decrease) increase in other liabilities	(1,000)	1,263	(552)

Net cash provided by operating activities	6,192	10,728	7,594

Cash flows from investing activities:
Proceeds from maturities of investment securities held to maturity	23,500	171,500	337,318
Proceeds from maturities of investment securities available for sale	25,585	12,000	5,493
Purchases of investment securities held to maturity	(60,422)	(248,915)	(351,927)
Purchases of investment securities available for sale	(45,195)	(16,712)	(31,194)
Purchase of mutual funds available for sale	—	(1,000)	—
Purchases of mortgage-backed securities held to maturity	—	(38,118)	(2,967)
Purchases of mortgage-backed securities available for sale	—	(14,775)	—
Proceeds from sales of mortgage-backed securities available for sale	—	5,684	—
Principal payments of securities held to maturity	19,526	43,209	38,283
Principal payments of securities available for sale	4,168	17,519	11,670
Purchases of Federal Home Loan Bank stock	(1,294)	(643)	—
(Increase) decrease in loans, net	(21,425)	29,436	(8,210)
Proceeds from sales of Bank premises and equipment	4	—	—
Purchases of Bank premises and equipment	(1,045)	(223)	(337)

Net cash used in investing activities	(56,598)	(41,038)	(1,871)

Cash flows from financing activities:
Net increase (decrease) in deposits	26,566	(6,925)	11,015
Additions to Federal Home Loan Bank advances	58,346	—	11,000
Payments on Federal Home Loan Bank advances	(32,110)	(15,371)	(19,755)
Net increase (decrease) in agreements to repurchase securities	675	(1,464)	(270)
(Decrease) increase in other borrowed funds	(3,000)	48,596	(483)
Dividends paid	(2,236)	(2,023)	(1,920)
Treasury stock purchased	—	(1,022)	(1,736)
Proceeds from exercise of stock options	806	511	33

Net cash provided by (used in) financing activities	49,047	22,302	(2,116)

Net (decrease) increase in cash and cash equivalents	(1,359)	(8,008)	3,607
Cash and cash equivalents, beginning of year	8,761	16,769	13,162

Cash and cash equivalents, end of year	$7,402	$8,761	$16,769

Cash paid during the year for:
Interest on deposits and borrowed funds	$8,445	$9,039	$11,632
Income taxes	2,871	538	271
Cash received during the year for:
Income taxes	—	—	133
Supplemental Schedule of non-cash activities:
Change in valuation of investment securities available for sale	(688)	(1,008)	743

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated
Financial Statements

(1) Summary of Significant Accounting Policies:

Basis of Presentation – LSB Corporation (the “Corporation” or the “Company”) is a Massachusetts corporation and the holding company of its wholly-owned subsidiary Lawrence Savings Bank (the “Bank”) a state-chartered Massachusetts savings bank. The Corporation was organized by the Bank on July 1, 2001 to be a bank holding company and to acquire all of the capital stock of the Bank. The Consolidated Financial Statements presented herein reflect the accounts of the Corporation and its predecessor, Lawrence Savings Bank. The Corporation is supervised by the Board of Governors of the Federal Reserve System (“FRB”), and it is also subject to the jurisdiction of the Massachusetts Division of Banks, while the Bank is subject to the regulations of, and periodic examination by, the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks. The Bank’s deposits are insured by the Bank Insurance Fund of the FDIC up to $100,000 per account, as defined by the FDIC, and the Depositors Insurance Fund, Inc. (“DIF”) for customer deposit amounts in excess of $100,000. The Consolidated Financial Statements include the accounts of LSB Corporation and its wholly-owned consolidated subsidiary, Lawrence Savings Bank, and its wholly-owned subsidiaries, Shawsheen Security Corporation, Shawsheen Security Corporation II, Pemberton Corporation, and Spruce Wood Realty Trust. All inter-company balances and transactions have been eliminated in consolidation. The Company has one reportable operating segment. Certain amounts in prior periods have been reclassified to conform to the current presentation.

The LSB Corporation’s Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles. Accordingly, management is required to make estimates and assumptions that affect amounts reported in the balance sheets and statements of operations. Actual results could differ significantly from those estimates and judgments. Material estimates that are particularly susceptible to change relate to the allowance for loan losses, income taxes and mortgage servicing rights.

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

Transfers and Servicing of Assets and Extinguishments of Liabilities – The Company accounts and reports for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. This approach distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. After a transfer of financial assets, the Company recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. This financial components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for recognition as a sale, the Company accounts for the transfer as a secured borrowing with a pledge of collateral.

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

In addition, various regulatory agencies, including the FDIC and the Massachusetts Division of Banks, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on judgments different from those of management.

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

Stock Options – The Corporation measures compensation cost for stock-based plans using the intrinsic value method. The intrinsic value method measures compensation cost, if any, as the fair market value of the Company’s stock at the grant date over the exercise price. All options granted have an exercise price equivalent to the fair market value at the date of grant and, accordingly, no compensation cost has been recorded. Beginning July 1, 2005, the Company will adopt Statement of Financial Standard (“SFAS”) No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment (See discussion which follows in recent accounting developments),” which will require the Company to record compensation measured at the date of grant based on the fair value of the awards and recognized over its service period. If the fair value based method of accounting for stock options had been used, the Company’s net income and earnings per share would have been reduced to the proforma amounts for the years ended December 31, and are presented in the table which follows:

	2004	2003	2002

(In Thousands except per share data)
Net Income:
As Reported	$4,680	$4,136	$3,100
Pro forma	4,344	3,954	2,867
Basic earnings per share:
As Reported	$1.09	$0.98	$0.71
Pro forma	1.01	0.94	0.66
Diluted earnings per share:
As Reported	$1.05	$0.94	$0.69
Pro forma	0.97	0.90	0.63

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected volatility	28.93%	—	—
Risk-free interest rate	3.44%	—	—
Expected dividend yield	3.08%	—	—
Expected life in years	8 years	—	—

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

Recent Accounting Developments

FASB Emerging Issues Task Force (“EITF”) Issue 03-1: “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” In November 2003 and March 2004, the FASB’s EITF issued a consensus on EITF Issue 03-1. EITF 03-1 contains new guidance on other-than-temporary impairments of investment securities. The guidance dictates when impairment is deemed to exist, provides guidance on determining if impairment is other than temporary, and directs how to calculate impairment loss. Issue 03-1 also details expanded annual disclosure rules. In September 2004, the FASB’s EITF issued EITF Issue No. 03-1-1 “Effective Date of Paragraphs 10-20 of EITF Issue 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1 to be concurrent with the final issuance of EITF 03-1-a “Implementation Guidance for the Application of Paragraph 16 of EITF 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1-a is currently being debated by the FASB in regards to final guidance and effective date with a comment period that ended October 29, 2004. EITF 03-1, as issued, was originally effective for periods beginning after June 15, 2004 and the disclosure requirements of this consensus remain in effect. The adoption of the original EITF 03-1 (excluding paragraphs 10-20) did not have a material impact on the Company’s financial position or results of operations.

Statement of Position 03-3 (“SOP 03-3”): “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” in December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued SOP 03-3. SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The yield that may be accreted is limited to the excess of the investor’s estimate of undiscounted expected principal, interest and other cash flows over the investor’s initial investment in the loan. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances can not be created nor “carried over” in the initial accounting for loans acquired in a transfer of loans with evidence of deterioration of credit quality since origination. However, valuation allowances for non-impaired loans acquired in a business combination can be carried over. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company’s financial position or results of operations.

SFAS No. 123 (revised 2004) (“SFAS 123FR”), “Share-Based Payment” In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004). SFAS No. 123R replaces SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. SFAS No. 123R will require that the compensation cost relating to share-based payment transactions be recognized in the Company’s financial statements, eliminating pro forma disclosure as an alternative. That cost will be measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123R is effective for public entities as of the first interim or annual period that begins after June 15, 2005. The impact of the Company adopting such accounting can be seen in accounting policies for stock options. The Company does believe the adoption of SFAS 123R will have a impact to the Company and estimate the 2005 gross compensation expense related to share-based payment transactions to be recognized will be approximately $61 thousand for the six months of 2005 for which SFAS 123R will be effective. For years 2006 and beyond, a full year of compensation expense will be recognized.

FIN No. 46 “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51” In January 2003, the FASB issued FIN No. 46. FIN 46 established accounting guidance for consolidation of variable interest entities (“VIE”) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIE’s were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The Company adopted FIN No. 46 as of February 1, 2003 for all arrangements entered into after January 31, 2003. The Company does not believe the adoption of FIN No. 46 will have a material impact on the Company’s financial position or results of operations.

(2) Investment Securities

The amortized cost and market value of investment securities at December 31, follows:

	2004				2003
	Amortized	Unrealized		Market	Amortized	Unrealized		Market
	Cost	Gain	Loss	Value	Cost	Gain	Loss	Value

(In Thousands)
Investment securities held to maturity:
Federal Agency obligations (1)	$104,042	$70	$(763)	$103,349	$94,798	$1,058	$(367)	$95,489
Mortgage-backed securities	31,193	140	(531)	30,802	39,467	188	(686)	38,969
Asset-backed securities	50,829	51	(406)	50,474	32,735	204	(284)	32,655
Corporate obligations	12,624	46	(146)	12,524	15,662	323	(133)	15,852
Municipal obligations	1,576	—	(9)	1,567	1,624	3	—	1,627

	$200,264	$307	$(1,855)	$198,716	$184,286	$1,776	$(1,470)	$184,592

Investment securities available for sale:
US Treasury obligations	$5,133	$—	$(288)	$4,845	$5,146	$—	$(351)	$4,795
Federal Agency obligations (1)	34,977	15	(85)	34,907	21,015	464	—	21,479
Mortgage-backed securities	4,590	15	(23)	4,582	6,858	34	(30)	6,862
Asset-backed securities	14,619	1	(168)	14,452	8,139	13	(61)	8,091
Corporate obligations	3,219	—	(99)	3,120	6,245	81	(98)	6,228
Mutual funds	1,000	—	(28)	972	1,000	—	(31)	969
Equity securities	168	—	(7)	161	168	—	—	168

	$63,706	$31	$(698)	$63,039	$48,571	$592	$(571)	$48,592

(1)	Federal agency obligations include investment securities issued by Government Sponsored Enterprises (“GSE’s”) such as Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal Home Loan Bank (“FHLB”). These investment securities do not represent obligations of the U.S. government and are not backed by the full faith and credit of the United States Treasury.

(2) Investment Securities – (continued)

Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

	2004	2003	2002

(In Thousands)
Proceeds from sales	$—	$5,684	$—

Realized gains on sales	—	—	—

Realized losses on sales	—	14	—

Other Than Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or Longer		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

(In Thousands)
US Treasury obligations	$—	$—	$4,845	$(288)	$4,845	$(288)
Federal Agency obligations	72,095	(391)	41,043	(457)	113,138	(848)
Mortgage-backed securities	322	(4)	26,136	(550)	26,458	(554)
Asset-backed securities	39,732	(349)	21,669	(225)	61,401	(574)
Corporate obligations	2,065	(16)	8,802	(229)	10,867	(245)
Municipal obligations	1,567	(9)	—	—	1,567	(9)
Mutual funds	—	—	972	(28)	972	(28)
Equity securities	161	(7)	—	—	161	(7)

Total temporarily impaired securities	$115,942	$(776)	$103,467	$(1,777)	$219,409	$(2,553)

U.S. Treasury and Federal Agency Obligations

The unrealized losses on the Company’s investments in U.S. Treasury obligations and direct obligations of U.S. government agencies were caused by interest rate increases. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Mortgage-Backed Securities

The unrealized losses on the Company’s investment in federal agency mortgage-backed securities were caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold theses investments until a recovery of fair value, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Corporate and Municipal Obligations

The unrealized losses on the Company’s investments in corporate and municipal obligations were caused by interest rate increases. Because the company has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Equity Securities and Mutual Funds

The unrealized losses on equity securities and mutual funds are a result of specific conditions and circumstances that are unique to each company represented in the portfolio. When needed, management diligently monitors its holdings for impairment by reviewing the financial condition of the issuer, company specific events, industry developments, and general economic conditions. In evaluating the severity and duration of impairment, management also reviews corporate financial reports, press releases and other publicly available information. Based upon this evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired.

The following table is a summary of the contractual maturities of investment securities held to maturity and available for sale at December 31, 2004. These amounts exclude mutual funds and equity securities, which have no contractual maturities. Mortgage-backed securities consist of FHLMC, FNMA, and GNMA certificates. Mortgage-backed and asset-backed securities are shown at their final contractual maturity date but are expected to have shorter average lives.

	Held to maturity			Available for sale
			Weighted			Weighted
	Amortized	Market	Average	Amortized	Market	Average
December 31, 2004	Cost	Value	Yield	Cost	Value	Yield

(Dollars in Thousands)
US Treasury & Agencies obligations:
Within 1 year	$14,997	$15,067	6.01%	$5,000	$5,014	3.83%
1 to 2 years	20,314	20,131	2.53	—	—	—
2 to 3 years	43,220	42,940	3.10	9,992	9,967	2.84
3 to 5 years	25,511	25,211	2.82	9,974	9,916	3.01
5 to 10 years	—	—	—	15,144	14,855	3.23

	104,042	103,349	3.34	40,110	39,752	3.15

Mortgage-backed securities:
Within 1 year	1,058	1,059	6.27	17	17	3.61
2 to 3 years	192	199	7.05	—	—	—
3 to 5 years	2,590	2,598	4.04	687	691	3.81
5 to 10 years	26,592	26,179	3.63	2,781	2,758	3.52
After 10 years	761	767	3.50	1,105	1,116	3.44

	31,193	30,802	3.77	4,590	4,582	3.55

Asset-backed securities:
2 to 3 years	1,123	1,131	6.48	—	—	—
5 to 10 years	3,086	3,075	3.57	—	—	—
After 10 years	46,620	46,268	3.82	14,619	14,452	3.65

	50,829	50,474	3.87	14,619	14,452	3.65

Corporate obligations:
Within 1 year	4,011	4,019	2.97	—	—	—
1 to 2 years	720	758	8.13	—	—	—
2 to 3 years	2,080	2,065	3.15	1,000	994	1.96
3 to 5 years	5,813	5,682	3.22	2,219	2,126	2.86

	12,624	12,524	3.41	3,219	3,120	2.58

Municipal obligations:
Within 1 year	1,576	1,567	2.89	—	—	—

	$200,264	$198,716	3.54%	$62,538	$61,906	3.27%

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities and yields to differ from the contractual maturities summarized above. As of December 31, 2004, the Company had callable investment securities with an amortized cost of $12.1 million and a market value of $12.0 million in the held to maturity portfolio which are callable during 2005. The callable investment securities in the available for sale portfolio had an amortized cost and market value of $20.1 million which are also callable during 2005.

(3) Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank of Boston (“FHLB”). The Bank is required to own stock of the FHLB at par. On April 19, 2004, the FHLB implemented a new capital structure and stock investment requirements for members to comply with the Gramm-Leach-Bliley Act of 1999.

There are two components of the minimum stock investment requirements. 1) The Membership Stock Investment Requirement is equal to 0.35% of Class B Stock for Qualifying Collateral as determined by the FHLB from the most recently available FDIC Call Report from the Bank. 2) The Activity Based Stock Investment Requirement is equal to 4.50% of the Bank’s outstanding advances with the FHLB. The Bank receives an amount equal to the par value of the FHLB stock when excess stock is redeemed.

(4) Loans

The components of the loan portfolio at December 31, follow:

	2004	2003

(In Thousands)
Residential real estate	$60,057	$57,017
Loans held for sale	—	338
Home equity	8,869	10,236
Construction	15,211	16,040
Commercial real estate	131,605	112,503
Commercial business	16,369	14,805

Consumer	699	564

Total loans	232,810	211,503

Allowance for loan losses	(4,140)	(4,220)

	$228,670	$207,283

The amounts above include net deferred loan origination fees and costs totaling $105 thousand at December 31, 2004 and $81 thousand at December 31, 2003.

Mortgage loans serviced by the Company for others amounted to $45.8 million and $57.9 million at December 31, 2004 and 2003, respectively.

There were no non-performing or impaired loans at December 31, 2004 or at December 31, 2003.

In the ordinary course of business, the Bank makes loans to its Directors and Officers and their associates and affiliated companies (“related parties”) at substantially the same terms and conditions as those prevailing at the time of origination for comparable transactions with other borrowers.

An analysis of total related party loans for the year ended December 31, 2004 follows:

Balance at			Balance at
January 1, 2004	Additions	Repayments	December 31, 2004

(In Thousands)
$1,668	$1,235	$823	$2,080

The activity in the allowance for loan losses for the years ended December 31, follows:

	2004	2003	2002

(In Thousands)
Balance at beginning of year	$4,220	$4,167	$4,070
Total charge-offs	(45)	—	(1)

Total recoveries	265	53	98

Net recoveries	220	53	97

Credit for loan recoveries	(300)	—	—

Balance at end of year	$4,140	$4,220	$4,167

The following table summarizes the balances of mortgage service fees at December 31:

	2004	2003

(In Thousands)
Balance at beginning of year	$488	$1,015
Additions	53	201

Amortization	(137)	(728)

Mortgage servicing rights	404	488

Valuation allowance	(98)	(96)

Balance at end of year	$306	$392

(4) Loans – (continued)

The following table summarizes activity in the mortgage service fees valuation allowance for the years ended December 31:

	2004	2003	2002

(In Thousands)
Balance at beginning of year	$96	$377	$75
Provision (recoveries) charged to operations	2	(281)	302

Balance at end of year	$98	$96	$377

The following table summarizes activity in the loan servicing fees net for the years ended December 31:

	2004	2003	2002

(In Thousands)
Service fee income	$158	$216	$269
Amortization of mortgage servicing rights	(137)	(728)	(269)
(Provision) recoveries for valuation allowance	(2)	281	(302)

Mortgage servicing income (expense)	19	(231)	(302)
Late charges and other loan fees	165	251	157

Loan servicing fees, net	$184	$20	$(145)

(5) Bank Premises and Equipment

The components of premises and equipment at December 31, follow:

	Estimated
	Useful Lives		2004	2003

(In Thousands)
Premises	10 – 39 years		$3,788	$3,657
Equipment	3 – 5 years		2,722	2,648
Leasehold improvements	3 – 10 years	(1)	1,038	408

			7,548	6,713
Less accumulated depreciation and amortization			(4,062)	(3,838)

			$3,486	$2,875

(1)	Leasehold improvements – Depreciated over term of lease or asset life, whichever is shorter.

Depreciation and amortization expense for the years ended December 31, 2004, 2003, and 2002 amounted to $430,000, $398,000, and $454,000, respectively. Rent expense for leased premises for the years ended December 31, 2004, 2003 and 2002 amounted to $186,000, $152,000 and $152,000, respectively. The Company is obligated, under non-cancelable leases for premises and equipment, for minimum payments in future periods of $201,000 for each of the years 2005 and 2006, $203,000 in the year 2007, $159,000 in the year 2008 and $137,000 in the year 2009.

The Company enters into operating leases in which office space is rented to other business at its Corporate Headquarters. Rental income for the years ended December 31, 2004, 2003 and 2002 amounted to $181,000, $221,000 and $213,000, respectively. These businesses are obligated under non-cancelable leases for premises, for minimum payments in future periods of $160,000 in 2005, $123,000 in 2006, $18,000 in 2007, $17,000 in 2008 and $9,000 in 2009.

6) Deposits

The following table shows the components of deposits at December 31, 2004 and 2003 and the range of interest rates paid as of December 31, 2004.

	Rates as of
	December 31,
	2004	2004	2003

(Dollars in Thousands)
Interest bearing accounts:
NOW and Super NOW accounts	0.10-0.25%	$38,061	$36,108
Savings accounts	0.35%	44,673	44,324
Money market investment accounts	0.25-1.45%	82,877	76,148
Certificates of deposit	1.00-6.25%	89,649	74,184
Retirement accounts	1.00-6.25%	29,049	27,666

Total interest bearing deposits		284,309	258,430

Non-interest bearing demand deposit accounts	—	14,797	14,110

		$299,106	$272,540

6) Deposits – (continued)

The components of interest expense on deposits for the years ended December 31, follow:

	2004	2003	2002

(In Thousands)
Now and Super NOW accounts	$40	$40	$81
Savings accounts	161	200	394
Money market investment accounts	980	900	1,097
Certificates of deposit	1,656	2,088	3,109
Retirement accounts	863	948	1,123

	$3,700	$4,176	$5,804

The amount and weighted average interest rate on certificates of deposit, including retirement accounts, by periods to maturity at December 31, 2004 are summarized as follows:

		Equal to		Weighted
	Less	and greater		Average
	than	than		Interest
	$100,000	$100,000	Total	Rate

(Dollars in Thousands)
3 months or less	$13,959	$6,753	$20,712	1.76%
From three to six months	15,943	4,606	20,549	1.84
From six to twelve months	19,852	4,424	24,276	2.14
From one to two years	21,801	7,368	29,169	3.00
From two to three years	9,518	5,815	15,333	3.61
Three years and thereafter	6,079	2,580	8,659	3.45

	$87,152	$31,546	$118,698	2.52%

There were no brokered deposits at December 31, 2004 or at December 31, 2003.

(7) Federal Home Loan Bank Advances and Other Borrowed Funds

The FHLB permits member institutions to borrow funds for various purposes. Outstanding advances at December 31, 2004 are collateralized by a blanket lien against residential mortgages and other qualifying collateral.

Advances outstanding at December 31, follow:

	2004		2003
		Weighted Average		Weighted Average
Maturity	Amount	Interest Rate	Amount	Interest Rate

(Dollars in Thousands)
2004	$—	—%	$20,000	4.73%
2005	32,000	2.97	6,000	5.91
2006	10,000	3.34	5,000	4.69
2007	30,000	3.40	15,000	4.53
2009	224	6.42	240	6.42
2010	20,000	6.03	20,000	6.03
2011	10,000	4.93	10,000	4.93
2021	2,542	6.23	2,626	6.23
2024	336	1.07	—	—

	$105,102	3.98%	$78,866	5.19%

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities to differ from the contractual maturities summarized above. As of December 31, 2004 the Company had callable advances totaling $45.0 million and amortizing advances totaling $3.1 million.

The Company may enter into agreements to repurchase securities sold. These agreements are treated as secured borrowings and the obligations to repurchase securities sold are reflected as liabilities and the securities collateralized by the agreements remain as assets. Generally, the outstanding collateral consists of U.S. Treasury and Government Agency obligations and is held by third party custodians. Repurchase agreements totaled $3.2 million at December 31, 2004 at a rate of 0.75%. Repurchase agreements outstanding at December 31, 2003 totaled $2.5 million at a rate of 0.50%.

The components of other borrowed funds at December 31, follows:

	2004	2003

(Dollars In Thousands)
FHLB Short-term borrowings	$49,000	$52,000
Customer repurchase agreements	3,161	2,486

	$52,161	$54,486

Information relating to short-term borrowed funds for the years ended, follows:

	2004		2003		2002
	Repurchase	FHLB	Repurchase	FHLB	Repurchase	FHLB
	Agreements	Advances	Agreements	Advances	Agreements	Advances

(Dollars In Thousands)
Outstanding at December 31	$3,161	$49,000	$2,486	$52,000	$3,950	$—
Average balance outstanding during the year	2,949	40,160	2,719	12,152	3,254	41
Maximum outstanding at any month end	3,946	55,500	3,610	52,000	5,463	—

Weighted average rate at December 31	0.75%	2.27%	0.50%	1.10%	0.75%	—%
Weighted average rate during the year	0.50	1.43	0.62	0.91	0.58	2.11

(8) Income Taxes

An analysis of income tax expense for the years ended December 31, follows:

	2004	2003	2002

(In Thousands)
Current expense (benefit):
Federal	$1,590	$1,095	$(214)
State	284	476	227

Total current expense	1,874	1,571	13

Deferred expense (benefit):
Federal	574	541	1,791
State	167	(24)	(11)
Change in valuation reserve	(15)	(1)	18

Total deferred expense	726	516	1,798

Total income tax expense	$2,600	$2,087	$1,811

A reconciliation of the difference between the expected federal income tax expense computed by applying the federal statutory rate of 34% to the amount of actual income tax expense for the years ended December 31, follows:

	2004	2003	2002

(In Thousands)
Expected federal income tax expense	$2,475	$2,116	$1,670
Items affecting expected tax:
State income tax, net of federal benefit	298	298	143
Change in estimate for tax contingencies	(98)	(300)	—
Other	(60)	(26)	(20)
Change in valuation reserve	(15)	(1)	18

Total income tax expense	$2,600	$2,087	$1,811

(8) Income Taxes – (continued)

The tax effects of temporary differences (the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax basis that give rise to deferred tax assets and liabilities) for the years ended December 31, follow:

	2004	2003
(In Thousands)
Deferred tax assets:
Allowance for loan losses	$1,576	$2,464
Capital loss carryforward	40	55
Unrealized loss on investment securities available for sale	273	—
Pension costs	388	386
Deferred compensation	534	486
Loan origination fees	10	10
Depreciation	329	318
Other	238	193

Gross deferred tax asset	3,388	3,912
Valuation reserve	(40)	(55)

Deferred tax asset	3,348	3,857

Deferred tax liabilities:
Unrealized gains on investment securities available for sale	—	(1)
Other	(281)	(337)

Gross deferred tax liability	(281)	(338)

Net deferred income tax asset	$3,067	$3,519

Capital losses on the sale of securities resulted in capital loss carryforwards. A deferred tax valuation allowance on capital loss carryforwards is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient capital gains in the carryforward period. At December 31, 2004, the Company has $118 thousand of capital loss carryforwards available that expire between 2004 and 2007.

At December 31, 2004, the Bank would need to generate approximately $9.0 million of future net taxable income to realize the net deferred income tax asset. Management believes that it is more likely than not that the net deferred income tax asset at December 31, 2004 will be realized based upon recent operating results.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets (Leverage ratio). There are two categories of capital under the guidelines. Tier 1 capital as it applies to the Company and the Bank, includes stockholders’ equity exclusive of the net unrealized gains/losses on investment securities available for sale and the deferred tax asset is disallowed. Tier 2 capital includes the allowance for loan losses, subject to guideline limitations.

At December 31, 2004 and 2003, the Company and the Bank not only exceeded each of the minimum capital requirements but also met the definition of “well capitalized” as defined by the FRB and the FDIC under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Company or the Bank must maintain Tier 1 Total, and Leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company’s or the Bank’s classification as “well capitalized.”

(9) Stockholders’ Equity – (continued)

The Company’s and the Bank’s actual capital ratios and amounts at December 31, 2004 and 2003, follow:

	Risk-Based Ratios
	Tier 1 Capital		Total Capital		Leverage Capital
	2004	2003	2004	2003	2004	2003

(Dollars in Thousands)
Capital Ratios:
Adequately capitalized	4.00%	4.00%	8.00%	8.00%	4.00%	4.00%
Well capitalized	6.00%	6.00%	10.00%	10.00%	5.00%	5.00%
LSB Corporation	18.38%	19.25%	19.63%	20.50%	11.25%	12.11%
Lawrence Savings Bank	17.49%	19.00%	18.74%	20.25%	10.64%	11.94%

Capital Amounts:
Adequately capitalized
LSB Corporation	$12,474	$11,421	$24,949	$22,842	$20,383	$18,163
Lawrence Savings Bank	12,355	11,392	24,711	22,784	20,300	18,125
Well capitalized
LSB Corporation	18,712	17,132	31,186	28,553	25,478	22,703
Lawrence Savings Bank	18,533	17,088	30,889	28,480	25,374	22,656
Actual Amounts:
LSB Corporation	57,310	54,969	61,211	58,546	57,310	54,969
Lawrence Savings Bank	54,019	54,100	57,884	57,668	54,019	54,100

Stockholders’ Rights Plan

In 1996, the Board of Directors adopted a stockholder rights plan declaring a dividend of one preferred stock purchase right for each share of outstanding common stock. The rights will remain attached to the common stock and are not exercisable except under limited circumstances relating to (i) acquisition of beneficial ownership of more than 10% of the outstanding shares of common stock, or (ii) a tender offer or exchange offer that would result in a person or group beneficially owning more than 10% of the outstanding shares of common stock. The rights are not exercisable until those aforementioned circumstances occur. The rights expire in 2006. Until a right is exercised, the holder has no rights to vote or to receive dividends. The rights are not taxable to stockholders until exercisable.

(10) Employee Benefits

The Company provides pension benefits for its employees through membership in the Savings Bank Employees’ Retirement Association (the “Plan”). The Plan is a multiple-employer, non-contributory, defined benefit plan. Bank employees become eligible after attaining age 21 and completing one year of service. Additionally, benefits become fully vested after three years of eligible service. The Company’s annual contribution to the Plan is based upon standards established by the Employee Retirement Income Security Act. The contribution is based on an actuarial method intended to provide not only for benefits attributable to service to date, but also for those expected to be earned in the future. The Company does not expect to contribute to the Plan for the year ending October 31, 2005.

(10) Employee Benefits – (continued)

The following table sets forth the Plan’s funded status and amounts recognized in the Company’s Consolidated Financial Statements through the Plan’s latest valuation dates which were October 31, 2004 and 2003.

	2004	2003

(In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$6,760	$6,042
Service cost	415	355
Interest cost	423	408
Actuarial loss	134	332
Benefits paid	(276)	(377)

Benefit obligation at end of year	$7,456	$6,760

Change in plan assets:
Fair value of plan assets at beginning of year	$6,060	$5,308
Actual return on plan assets	638	789
Employer contribution	356	340
Benefits paid	(276)	(377)

Fair value of plan assets at end of year	$6,778	$6,060

Funded status	$(678)	$(700)
Unrecognized net actuarial gain	(187)	(168)
Unrecognized transition asset	(24)	(28)

Accrued benefit cost included in other liabilities	$(889)	$(896)

Accumulated benefit obligation	$5,224	$4,424

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 5.75% and 4.50% for 2004 and 6.25% and 4.50% for 2003.

The Plan assets are an integral part of the Company’s defined benefit plan and the asset mix between debt and equity securities plays an important factor in the determination of the funded status and net periodic pension cost based on Plan assumptions, interest rates and the overall economic climate. SBERA offers a common and collective trust as the underlying investment structure for pension plans participating in the Association. The target allocation mix for the common and collective trust portfolio calls for an equity-based investment deployment range from 55% to 75% of total portfolio assets. The remainder of the portfolio is allocated to fixed income. The approximate investment allocation of the portfolio is shown in the table below. The Trustees of SBERA, through the Association’s Investment Committee, select investment managers for the common and collective trust portfolio. A professional investment advisory firm is retained by the Investment Committee to provide allocation analysis, performance measurement and to assist with manager searches. The overall investment objective is to diversify equity investments across a spectrum of investment types (e.g., small cap, large cap, international, etc.) and styles (e.g., growth, value, etc.). The following table shows the allocation of assets between debt and equity for the Plan as of October 31:

	2004	2003

Debt securities	34%	45%
Equity securities	66%	55%

Total Plan assets	100%	100%

The Plan’s assets are distributed to Plan participants in the form of benefits. The Plan paid $276 thousand and $377 thousand for the Plan years ended October 31, 2004 and 2003, respectively. The Company anticipates that the Plan is expected to pay benefits of $1.5 million, $101 thousand, $81 thousand, $172 thousand and $144 thousand during the Plan year ended October 31, 2005, 2006, 2007, 2008 and 2009, respectively. The aggregate benefits expected to be paid in the five-year period from 2010-2014 are $3.2 million. These expected benefits to be paid are based on the same assumptions used to measure the Company’s benefit obligation at October 31, 2004 and include estimated future employee services.

(10) Employee Benefits – (continued)

Net pension cost components for the years ended October 31, follow:

	2004	2003	2002
(In Thousands)
Service cost	$415	$355	$319
Interest cost	423	408	377
Expected return on plan assets	(485)	(425)	(456)
Amortization of net gains	—	—	(81)
Net amortization and deferrals	(4)	(4)	(4)

Net periodic pension cost	$349	$334	$155

Assumptions used to develop the net periodic pension cost were:

	2004	2003	2002

Discount rate	6.25%	6.75%	7.00%
Rate of increase in compensation levels	4.50	4.50	4.50
Expected long-term rate of return on assets	8.00	8.00	8.00

In general, the Company has selected the assumptions with respect to the expected long-term rate of return based on prevailing yields on high quality debt securities increased by a premium of 3% to 5% for equity securities.

The Company provides an employee savings plan (the “Savings Plan”) through the Savings Banks Employees’ Retirement Association. The Savings Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Employees are eligible to participate in the Savings Plan immediately upon employment with the Company provided they have attained 21 years of age. Company employees become eligible for matching contributions after completing one year of service with 1,000 hours or more. On an annual basis, the Company determines whether or not to contribute to the Savings Plan. The Company contributed $105 thousand and $55 thousand on behalf of the employees who were in the Savings Plan in 2004 and 2003, respectively.

The Board offers options on its common stock to Directors, Management and Officers to purchase unissued common stock of the Company at a price equal to the fair market value of the Company’s common stock on the date of grant. All options expire ten years from the date of grant. Under the 1986 and 1997 Stock Option Plans, the Company may grant options to Directors, Officers or employees for up to 859,100 shares of common stock of which 340,750 shares have been granted and exercised. As of December 31, 2004, 511,350 options were outstanding with 6,000 available for future use. The vesting schedule provides for 50% of options granted to vest after the first year and an additional 25% to vest each year thereafter. Options are fully vested three years after the grant date.

The summary of the status of the Stock Option Plan as of December 31, and changes during the years ended follow:

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	505,730	$8.86	586,330	$8.69	601,030	$8.63
Granted	114,100	16.77	—	—	—	—
Exercised	(102,480)	6.70	(71,600)	6.83	(14,700)	6.32
Canceled	(6,000)	16.77	(9,000)	13.90	—	—

Outstanding at end of year	511,350	10.97	505,730	8.86	586,330	8.69

Options exercisable end of year	405,250	9.45	466,730	8.44	503,830	7.84
Weighted average fair value of options granted during the year		$4.64		$—		$—

(10) Employee Benefits – (continued)

The following table summarizes information about the Stock Option Plans based on a range of exercise prices as of December 31, 2004.

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Number of	Exercise	Remaining	Number of	Exercise
Range of Exercise Price	Options	Price	Life	Options	Price

$2.00 to $5.00	11,250	$3.94	0.5 years	11,250	$3.94
$5.01 to $8.00	149,500	6.06	1.5	149,500	6.06
$8.01 to $11.00	108,000	9.13	4.6	108,000	9.13
$11.01 to $14.00	136,500	13.87	6.6	136,500	13.87
$14.01 to $17.00	106,100	16.77	9.1	—	—

Outstanding at end of year	511,350	$10.97	4.8	405,250	$9.45

In addition to the Company’s defined benefit pension plan, the Company sponsors a defined benefit post-retirement plan that provides limited post-retirement medical benefits to certain full-time employees who retire before age 65 and life insurance benefits to full-time employees who retire after age 62 and after completing 10 years of service. The plan is non-contributory. The Company’s policy is to fund the cost of postretirement benefits in amounts determined at the discretion of management. The amounts of accrued postretirement benefit cost reported on the Company’s consolidated balance sheet were $338 thousand as of December 31, 2004 and 2003, respectively.

The Company has two supplemental executive retirement plans with one of its key officers. At December 31, 2004 and 2003 the accrued liability was $1.3 million and $1.2 million, respectively. Expense associated with the plans was $118 thousand for the years ended December 31, 2004 and 2003, respectively and $143 thousand for the year ended December 31, 2002.

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

On June 15, 2004, the Company reported the receipt of $2.5 million on a U.S. Bankruptcy Judge’s Order on the Trustee’s Motion for authorization to make an interim distribution in this case in which the Company’s wholly owned subsidiary, Lawrence Savings Bank (the “Bank”), is the only secured creditor. The $2.5 million distribution was recorded as income by the Bank on June 15, 2004. The Bank has agreed to return any of the interim distribution as would be necessary to pay additional taxes imposed on the bankruptcy estate in the event reserves set aside for expenses and taxes are insufficient.

The Bankruptcy Trustee has sold various assets during 2004 and 2005, and is currently holding approximately $1.8 million in cash (net of various expenses). The completion of the final tax returns for the Bankruptcy Estate (which may create a recovery on taxes previously paid) and the distribution date of the remaining assets held by the Bankruptcy Trustee to the Bank are not known at this time. Accordingly, no recognition of the remaining assets currently held by the Bankruptcy Trustee has been recorded in the Consolidated Financial Statements.

It is management’s opinion that collection of any remaining amounts owed to the Bank beyond the amount of the interim distribution and assets currently held by the Bankruptcy Trustee are substantially uncertain and are not susceptible to meaningful estimation at this time.

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

Letters of credit are documents issued by the Company on behalf of its customers in favor of third parties, who can present requests for drafts from the Company within specified terms and conditions. Letters of credit are secured by cash deposits. Standby letters of credit are conditional commitments issued by the Company to guarantee payment to a third party. Outstanding letters of credit generally expire within one year. The credit risk involved with these instruments is similar to the risk of

(12) Financial Instruments with Off-Balance Sheet Risk – (continued)

extending loans and, accordingly, the underwriting standards are also similar. It is expected that most letters of credit will not require cash disbursements.

The components of financial instruments with off-balance sheet risk at December 31, follow:

	Fixed	Variable
2004	Rate	Rate	Total
(In Thousands)
Financial instruments with contract amounts represent credit risk:
Unused commitments to extend credit:
Residential mortgages	$793	$478	$1,271
Home equity lines of credit	596	8,661	9,257
Personal lines of credit	154	—	154
Commercial real estate mortgage	—	19,168	19,168
Construction	—	21,040	21,040
Commercial loans	2	17,867	17,869

Total unused commitments	$1,545	$67,214	$68,759

Letters of credit and standby letters of credit	$—	$1,393	$1,393

Forward commitments to sell mortgage loans	$300	$—	$300

	Fixed	Variable
2003	Rate	Rate	Total
(In Thousands)
Financial instruments with contract amounts represent credit risk:
Unused commitments to extend credit:
Residential mortgages	$1,327	$377	$1,704
Home equity lines of credit	1,615	7,737	9,352
Personal lines of credit	165	—	165
Commercial real estate mortgage	6	6,502	6,508
Construction	—	17,160	17,160
Commercial loans	10	18,416	18,426

Total unused commitments	$3,123	$50,192	$53,315

Letters of credit and standby letters of credit	$—	$851	$851

Forward commitments to sell mortgage loans	$340	$—	$340

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

13) Fair Value of Financial Instruments – (continued)

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

The estimated fair values of the Bank’s financial instruments at December 31, follow:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
(In Thousands)
Financial assets:

Cash and due from banks	$7,193	$7,193	$7,872	$7,872
Short-term investments	209	209	889	889
Investment securities	263,303	261,755	232,878	233,184
Federal Home Loan Bank stock	7,887	7,887	6,593	6,593
Accrued interest receivable	2,894	2,894	2,552	2,552
Loans, net	228,670	228,516	207,283	210,457
Financial liabilities:
Deposits	$299,106	$298,588	$272,540	$273,248
Borrowed funds	157,263	160,061	133,352	139,039
Mortgagors’ escrow accounts	506	506	450	450
Accrued interest payable	444	444	369	369

Fair Value of Off-Balance-Sheet Financial Instruments

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

(14) Condensed Parent Company Financial Statements

The condensed financial statements for LSB Corporation, referred to as the “Parent Company” for purposes of this Note only at and for the year ended December 31, follow:

Balance Sheets	2004	2003
(In Thousands)
Assets:
Cash deposits in subsidiaries	$424	$159
Investment securities held to maturity at amortized cost	2,996	500
Investment in subsidiary, at equity	54,478	54,133

Other assets	12	217

Total assets	$57,910	$55,009

Liabilities and Stockholders’ Equity:
Liabilities:
Accrued income taxes	$10	$(17)
Accrued expenses	62	24

Total liabilities	72	7

Total stockholders’ equity	57,838	55,002

Total liabilities and stockholders’ equity	$57,910	$55,009

Statements of Operations	2004	2003	2002
(In Thousands)
Dividends from bank subsidiary	$4,200	$500	$4,500
Interest income from investment securities held to maturity	21	18	47

Total operating income	4,221	518	4,547
Non-interest expenses	243	180	235

Income before income taxes and undistributed earnings	3,978	338	4,312
Income tax benefit	(63)	(51)	(50)

Income before undistributed earnings of subsidiary	4,041	389	4,362
Equity in undistributed earnings of subsidiary	639	3,747	(1,262)

Net income	$4,680	$4,136	$3,100

The Parent Company’s statements of changes in stockholders’ equity are identical to the consolidated statements of changes in stockholders’ equity and therefore are not presented here.

Cash flows	2004	2003
(In Thousands)
Cash flows from operating activities:
Net income	$4,680	$4,136
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in deferred income tax asset	216
Net distributed earnings of subsidiaries	(759)	(3,747)
Increase in other assets	(11)	(156)
Increase in liabilities	65	3
Accretion of discounts on investment securities	(21)	(18)

Net cash provided by operating activities	4,170	218

Cash flows from investing activities:
Purchases of investment securities held to maturity	(13,975)	(20,833)
Proceeds from maturities of investment securities held to maturity	11,500	22,350

Net cash (used in) provided by investing activities	(2,475)	1,517

Cash flows from financing activities:
Proceeds from exercise of stock options	806	511
Treasury stock purchased	—	(1,022)
Dividends paid	(2,236)	(2,023)

Net cash used in financing activities	(1,430)	(2,534)

Net (decrease) increase in cash and cash equivalents	265	(799)
Cash and cash equivalents, beginning of year	159	958

Cash and cash equivalents, end of year	$424	$159

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$–	$5

(15) Quarterly Results of Operations (Unaudited)

	2004
	March	June	September	December
	31	30	30	31
(In Thousands, Except Per Share Data)
Interest and dividend income	$5,442	$5,461	$5,488	$5,940
Interest expense	2,019	2,095	2,096	2,310

Net interest income	3,423	3,366	3,392	3,630
Provision (credit) for loan losses	—	(300)	—	—

Net interest income after provision (credit) for loan losses	3,423	3,666	3,392	3,630
Non-interest income	322	505	348	378
Lawsuit judgment collected	—	2,275	—	5
Non-interest expense	2,488	2,771	2,706	2,699

Income before income tax	1,257	3,675	1,034	1,314
Income tax expense	471	1,318	337	474

Net income	$786	$2,357	$697	$840

Basic earnings per share	$0.18	$0.55	$0.16	$0.19
Diluted earnings per share	$0.18	$0.53	$0.16	$0.19

	2003
	March	June	September	December
	31	30	30	31
(In Thousands, Except Per Share Data)
Interest and dividend income	$5,662	$5,314	$4,977	$5,381
Interest expense	2,399	2,316	2,165	2,097

Net interest income	3,263	2,998	2,812	3,284
Provision for loan losses	—	—	—	—

Net interest income after provision for loan losses	3,263	2,998	2,812	3,284
Non-interest income	280	383	658	287
Lawsuit judgment collected	—	—	—	1,996
Non-interest expense	2,672	2,372	2,417	2,277

Income before income tax	871	1,009	1,053	3,290
Income tax expense	321	374	399	993

Net income	$550	$635	$654	$2,297

Basic earnings per share	$0.13	$0.15	$0.16	$0.54
Diluted earnings per share	$0.13	$0.15	$0.15	$0.52

Stockholders’ Information

The Company’s stock trades on the Nasdaq Stock Market under the symbol “LSBX”. Sales prices of the stock are reported in the Wall Street Journal as “LSBCorp”. Prior to July 1, 2001, the Bank’s common stock traded on the Nasdaq stock market under the symbol “LSBX”. Prices of the Bank’s common stock were reported in the Wall Street Journal as “LawrenceSvg”.

The following table sets forth for the fiscal periods indicated certain information with respect to the sales prices of the Company’s common stock.

	Price
Fiscal Year	High	Low
2004
First Quarter	$18.25	$16.68
Second Quarter	17.75	15.00
Third Quarter	20.81	16.00
Fourth Quarter	20.50	18.27

2003
First Quarter	$13.00	$12.01
Second Quarter	17.40	12.60
Third Quarter	17.52	15.31
Fourth Quarter	17.99	16.00

2002
First Quarter	$13.20	$12.00
Second Quarter	14.02	12.26
Third Quarter	14.00	12.00
Fourth Quarter	13.51	11.00

The Company declared and paid a cash dividend of $0.52 per share ($0.13 in each quarter) during 2004. The Company expects to pay dividends during 2005.

On December 31, 2004 there were approximately 966 holders of common stock. This number does not reflect the number of persons or entities who hold their stock in nominee or “street” name through various brokerage firms.

The Annual Meeting of the stockholders of LSB Corporation will be held at 10:00 a.m. on Tuesday, May 3, 2005 at the Andover Country Club, Canterbury Street, Andover, Massachusetts.

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

Independent Registered Public Accounting Firm

KPMG LLP
99 High Street
Boston, MA 02110

Legal Counsel

Gallagher, Callahan & Gartrella, P.A.
112 South Street, 2nd Floor
Boston, MA 02111-2847

Directors Of LSB Corporation and Lawrence Savings Bank

Eugene A. Beliveau, D.D.S.
Dentist

Kathleen Boshar Reynolds
Prudential/Howe and Doherty

Malcolm W. Brawn
Executive Vice President & Secretary
The Andover Companies

Thomas J. Burke
Chairman of the Board
Lawrence Savings Bank
Register of Deeds
Attorney

Byron R. Cleveland, Jr.
President
J. H. Horne & Co.

Richard Hart Harrington, CPA
Chairman
Gordon, Harrington & Osborn, P.C.

Robert F. Hatem
Business Consultant (retired)

Marsha A. McDonough
Education Consultant

Paul A. Miller
President and
Chief Executive Officer
Lawrence Savings Bank and
LSB Corporation

Officers of LSB Corporation

Paul A. Miller
President and
Chief Executive Officer

John E. Sharland
Senior Vice President, Treasurer and
Chief Financial Officer

Barbara A. Biondo
Secretary

Richard J. D’Ambrosio
Assistant Treasurer

Timothy L. Felter
Assistant Treasurer and
Investment Officer

Jeffrey W. Leeds
Assistant Treasurer

Officers of Lawrence Savings Bank

Paul A. Miller
President and
Chief Executive Officer

Barbara A. Biondo
Secretary

Robyn K. LeBuff
Vice President and
Marketing Officer

Brenda Miskinis
Assistant Vice President and
Marketing Officer

Lending Division

Jeffrey W. Leeds
Executive Vice President and
Chief Lending Officer

Maureen McCarthy
Vice President and
Compliance/CRA Officer

Commercial Banking
Jacob Kojalo
Senior Vice President and
Senior Lending Officer

Robert J. DeLuca
Vice President

Steven K. Ventre
Vice President

Scott P. McDuffee
Commercial Credit Officer

Commercial Real Estate Lending
Richard L. Archambault
Vice President

Frederick P. Maloof
Vice President

Paul M. Vallace
Vice President

Credit Policy and Administration
Lee. D. Dickey
Senior Vice President

John P. Malynn
Vice President and
Collections Manager

Linda A. Bailey
Assistant Vice President and
Credit Administration Officer

Personal Lending
John P. Teoli
Vice President

Susan M. Cain
Assistant Vice President and
Senior Mortgage Underwriter

Linda Chamberland
Residential Mortgage Officer

Finance Division

John E. Sharland
Senior Vice President, Treasurer and
Chief Financial Officer

Linda M. Chase Borrelli
Vice President and Controller

Linda D. Dulski
Assistant Vice President and
Accounting Operations Supervisor

Personal Banking Division
Timothy L. Felter
Executive Vice President and
Investment Officer

Gayle M. Fili
Vice President and Branch
Administration/Security Officer

Susan M. Dancause
Assistant Vice President,
Retirement Services Officer and
Internet Branch Manager

Linda Buell
Assistant Vice President and
Branch Manager

Veronica Calixto
Branch Manager

Cheryl Fisher
Branch Manager

Carrie Higginbottom
Branch Manager

Johanny Rodriguez
Branch Manager

Amy Marcello
Branch Manager

Support Service Division

Richard J. D’Ambrosio
Senior Vice President

Carmela A. Cutuli
Vice President and
Loan Servicing Manager

Cheryl A. Vining
Vice President and
Deposit Servicing Manager

Stanley R. Ward, Jr.
Assistant Vice President

Laura LaVoie
Assistant Vice President
Senior Computer Network Engineer

Corporate Headquarters of
LSB Corporation

30 Massachusetts Avenue
North Andover, MA 01845-3460
(978) 725-7500

Banking Offices of
Lawrence Savings Bank

Main Office:

30 Massachusetts Avenue
North Andover, MA 01845-3460
(978) 725-7500
Fax: (978) 725-7607

Branch Offices:

342 North Main Street
Andover, MA 01810
(978) 725-7590

300 Essex Street
Lawrence, MA 01840
(978) 725-7530

20 Jackson Street
Methuen, MA 01844
(978) 725-7545

148 Lowell Street
Methuen, MA 01844
(978) 725-7570

401- 403 Main Street, Suite 105
Salem, NH 03079
(603) 870-9570

Lawrence Savings Bank
24 Hour Information
Phone: (978) 725-7700

www.LawrenceSavings.com

Member
FDIC

Member
DIF

This Annual Report is printed on recycled paper:             LSBCM-AR-05