Form 10-K, Exhibit 13
period 2006-12-31
LSB CORP
filed 2007-03-28
CIK 1143848

Exhibit 13
LETTER TO THE STOCKHOLDERS
Dear Stockholder:
     As predicted in last year’s President’s Letter, 2006 has been a challenging year of rebuilding and repositioning. Much of that effort and expense has already produced improved earnings and a stronger balance sheet. We have made great progress in increasing the yield on assets by growing the loan portfolio and restructuring the investment portfolio. The liability side of the balance sheet has proven a more difficult challenge but there we have made structural and personnel changes which portend greater success for 2007.
Loan Growth
     The loan portfolio grew by $53 million or 23%. Every category of loans increased. Commercial/corporate loans grew by $36 million or 22%, residential mortgages increased by $7 million or 12%, and home equity/consumer loans increased $10 million or 96%. The across-the-board increase was achieved without sacrificing yield or credit quality. In fact, the total corporate loan yield rose from 6.87% in 2005 to 7.64% in 2006 and the retail loan yield increased from 5.24% to 5.55%. Thus, our goals for growing the loan portfolio and increasing its yield were greatly exceeded.
Investment Portfolio
     Another goal for the year was to reduce the investment portfolio and, at the same time, increase its yield by replacing low-yielding investments with higher-yielding investments and loans. This was accomplished in part by a balance sheet restructuring in the second quarter of 2006 when the Company sold approximately $80 million of low-yielding investments and paid down $30 million of short-term wholesale borrowings. In addition, the Company purchased another $50 million in new investments. The net impact of this restructuring of the portfolio resulted in a one-time after-tax charge of $1.6 million. Offsetting the loss was a 65 basis points improvement in the investment portfolio yield.
     The growth in the loan portfolio also allowed us to reduce our dependence on the investment portfolio. Investments as a percentage of total assets decreased from 52% at year end 2005 to 42% at year end 2006. Thus, as with the loan portfolio, we surpassed our goals for the investment portfolio. This reordering of the assets has produced a stronger, higher yielding balance sheet which will provide increased earnings protection should interest rates rise and increased earnings should short-term funding costs decline.
External Environment
     The year-long persistence of the flat to inverted interest yield curve made 2006 a challenging year for all banks, especially local community banks. The narrowing between asset yields and liability costs was exacerbated by a growth in assets far surpassing deposit growth. Deposit data collected and maintained by the FDIC indicates that total deposits in all federally insured banks in Massachusetts actually decreased from 2004 to 2005 and grew by just 2% from 2005 to 2006. This anemic deposit growth resulted in an increasing percentage of banks’ assets funded with the more costly and rate sensitive wholesale sources. LSB Corporation was not immune to the difficult challenge of raising deposits in 2006.
Name Change
     For many years, Lawrence Savings Bank suffered a steady decline in retail deposit market share. Given the goal of reducing our reliance on wholesale borrowings, we recognized the need for dramatic action to reverse the decline in deposit market share. After much deliberation, in an effort to project a new, more competitive image, the Company decided to change the Bank’s name. “RiverBank” was introduced in early June and the immediate response of our customers and communities was more favorable than we had hoped. The name was chosen to build on our history of serving communities along the Merrimack River and, at the same time, broaden our geographic appeal.
     By itself, the name change alone would not bring new customers into the branches or gain market share. The name change was matched with new personnel, new sales and service training, marketing support, updated technology and generally, greater focus and support for our branches and branch personnel. We also changed our deposit pricing strategy to be competitive across the maturity spectrum and to have at least one market-leading deposit product. While we have not seen resulting deposit growth, we believe that these efforts prevented greater deposit declines and leave us more competitive and better positioned for the future.

Future Goals
     Our challenge for 2007 is to grow the retail franchise, especially in local deposits. To that end, we are looking at numerous strategies including product features and pricing as well as branch relocation and geographic expansion. We are committed to continue the progress made with the Bank’s assets over the last twelve months and to match that success with deposit growth in 2007.
     I wish to thank the Directors and employees for the dedication of their talents and expenditure of their efforts to improve the Company. I also wish to thank the shareholders for their support.

Very truly yours,

/s/ Gerald T. Mulligan
Gerald T. Mulligan
President and
Chief Executive Officer

Stockholders’ Information

Corporate Headquarters
LSB Corporation
30 Massachusetts Avenue
North Andover, MA   01845-3460
www.Riverbk.com
Investor Relations
Cynthia J. Milne
Telephone (978) 725-7553
Fax (978) 725-7593
A copy of the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is available without charge upon written request to Investor Relations.
Transfer Agent
Computershare Trust Co., N.A.
P.O. Box 43078
Providence, RI   02940-3078
800-254-5196
www.Computershare.com

Independent Registered Public Accounting Firm
KPMG LLP
99 High Street
Boston, MA   02110
Legal Counsel
Nutter, McClennen & Fish, LLP
World Trade Center
155 Seaport Boulevard
Boston, MA   02210-2604

The Annual Meeting of the stockholders of LSB Corporation will be held at 10:00 a.m. on Tuesday, May 1, 2007 at the Andover Country Club, 60 Canterbury Street, Andover, Massachusetts.

Directors Of
LSB Corporation and
RiverBank

Eugene A. Beliveau, D.D.S.	Richard Hart Harrington, CPA
Dentist	Chairman
Gordon, Harrington & Osborn, P.C.
Kathleen Boshar Reynolds
Real Estate Management Consultant	Robert T. Hatem
Business Consultant (retired)
Malcolm W. Brawn
Executive Vice President & Secretary	Marsha A. McDonough
The Andover Companies	Education Consultant

Thomas J. Burke	Gerald T. Mulligan
Chairman of the Board	President and
Attorney	Chief Executive Officer
LSB Corporation and River Bank
Byron R. Cleveland, Jr.
President
J. H. Horne & Sons, Co.
Officers of
LSB Corporation

Gerald T. Mulligan	Michael J. Ecker
President and	Assistant Treasurer
Chief Executive Officer

Diane L. Walker	Cynthia J. Milne
Executive Vice President, Treasurer and	Secretary
Chief Financial Officer

LSB corporation
30 Massachusetts Avenue
North Andover, MA 01845-3460
(978) 725-7500
River Bank:
24 Hour Information
Phone: (978) 725-7700
www.riverbk.com
Member
FDIC
Member
DIF
Banking Offices of RiverBank
CONNECTING ALL OFFICES:
(978) 725-7500
MAIN OFFICE:
30 Massachusetts Avenue
North Andover, MA 01845-3460
(978) 725-7670
BRANCH OFFICES:
342 North Main Street
Andover, MA 01810
(978) 725-7590
300 Essex Street
Lawrence, MA 01840
(978) 725-7530
20 Jackson Street
Methuen, MA 01844
(978) 725-7545
148 Lowell Street
Methuen, MA 01844
(978) 725-7570
401 Main Street/Route 97
Suite 105
Salem, NH 03079
(603) 870-9570
This Annual Report is printed on recycled paper.