Form 10-K, Exhibit 13
period 2007-12-31
LSB CORP
filed 2008-03-26
CIK 1143848

Exhibit 13
LETTER TO THE STOCKHOLDERS
Dear Stockholder:
     At a time when bank stock investors’ usual concern for earnings growth is matched with an equal concern over asset quality, I am pleased to report favorably on both. While interest rates were not particularly cooperative this past year and competition for deposits and creditworthy loans was particularly fierce, earnings benefited from steps taken in the past and from continued focus on our limited array of core businesses.
Earnings Growth
     Because last year’s earnings were reduced by a major restructuring of the investment portfolio, surpassing last year’s earnings of $.03 per diluted share was not a significant accomplishment. Nevertheless, 2007 earnings of $3.7 million, $0.81 per diluted share, represent an affirmation of both the investment portfolio restructuring and ongoing efforts to grow all the loan portfolios. While our return on assets at 0.64% is not particularly boast worthy, it does compare favorably with our peers. Because of our high capital levels, that competitive return on assets translates into a below peer return on equity of 6.35%. We look to improve return on equity by a combination of increased earnings and a stock buyback program.
Loan Growth and Credit Quality
     Total loans grew by $70 million, an increase of 24% from December 31, 2006. Happily, every loan category increased and the greatest growth was in higher yielding corporate loans.
     While the Bank does not view residential mortgage lending as a significant factor in our quest for higher earnings and better returns on assets and equity, it does provide risk diversification and modest earnings potential. It is also a business our customers and

i

communities expect of us. To meet those customer and community needs, we have instituted, on both ends of the economic spectrum, a residential first mortgage with an amortization term of 40 years to allow greater affordability on the lower end and very competitive pricing for jumbo residential mortgage loans on the upper end.
     Given all the concerns for credit quality in some parts of the banking industry, I am happy to report that non-performing loans at year end equaled 0.43% of total loans while the allowance for loan losses equaled 1.34% of total loans. Loans with payments over 30 days past due, a traditional precursor of potential credit problems, are especially low with no corporate loan delinquencies beyond the aforementioned non-performing loans and only $416,000 in consumer and residential mortgage loan delinquencies.
Funding
     Core deposit growth throughout the region has been anemic; RiverBank is no exception. Total deposits increased by $26 million, however, all of that increase and more was in higher costing certificates of deposit accounts.
     While growth in core deposits would have been far preferable, it is some consolation to know that a combination of competitive pricing and improved marketing will bring in more certificate customers. Our task now is to cross sell other products to single product certificate customers.
     Because deposit growth lagged our goals, we were forced to rely more heavily upon wholesale funding, especially borrowings from the Federal Home Loan Bank of Boston. Throughout the year, as investment opportunities afforded an appreciable spread over wholesale borrowings, the Bank made those investments in an effort to increase earnings and lever capital.

ii

Thus, our goal to reduce the percentage of assets funded with wholesale borrowings was intentionally abandoned.
Branches
     Out of area banks are continuing to enter our market area with new branch locations. This increased competition has forced us to examine our own branches. Unfortunately, over the years, investment in branch locations did not keep up with physical need nor technological advances. As a result, to remain competitive we must expend capital on upgrading our present locations. To that end, we have just completed a major upgrade to our West Methuen branch and are planning a new building for another outdated, overcrowded branch.
     Lastly, as we seek to expand our geography, we note demographic growth to the north of our present market. We have secured a desirable location adjoining the principal shopping center in Derry, New Hampshire. This affords us a natural geographic extension into a growing community and area.
Capital
     With a tangible capital to asset ratio of 9.64%, the Company is very well capitalized. Even with our loan growth, it is difficult to envision, within any reasonable time frame, an ability to grow prudently to a more efficient level of capital. As noted above, while it has been useful to have such a large capital base to afford the ability to grow the balance sheet and undertake investment opportunities, such activity adds very little efficiency in the use of capital.
     To bring capital to more reasonable levels and to support the shareholders’ investment, the Company has embarked on a stock buyback program. Because the Company’s stock trades so thinly and because of regulatory constraints on such programs, the buyback program has been slower than originally envisioned. Nevertheless, since beginning the program in June, the

iii

Company purchased 90,356 shares in 2007 at an average price of $16.19. The buyback program will continue through 2008.
Future Goals
     As I write this letter, the national and local economies appear uncertain. Nevertheless, I believe that by attending assiduously to our core competencies, by monitoring expenses closely, and by being alert to opportunities for growth, we will be able to improve earnings and increase franchise value. Hopefully, those actions will translate into improved returns for our shareholders.
     I wish to thank the Directors and employees for the dedication of their talents and expenditure of the time and effort to improve the Company. I also wish to thank our shareholders for their continued support during these challenging economic times.
     Two of our longest serving Directors will retire at the May 2008 Annual Meeting. Dr. Eugene A. Beliveau and Byron R. Cleveland, Jr. have combined director service to the Company of over 70 years. The Bank and its Directors are indebted to these men for their diligence and dedication in protecting the interests of our shareholders, customers and community. Their wise counsel, prudent insights and warm collegiality will be missed.
Very truly yours,
Gerald T. Mulligan
President and Chief Executive Officer

iv