Form 10-K, Exhibit 13
period 2008-12-31
LSB CORP
filed 2009-03-30
CIK 1143848

Exhibit 13
LETTER TO STOCKHOLDERS
Dear Stockholder:
     LSB Corporation’s (“Company”) results of 2008 clearly show great progress and accomplishment in fundamental banking activities. The Company’s balance sheet records that progress with significant growth in both deposits and loans while maintaining strong capital levels and loan loss reserves. That progress is also reflected in our relatively low level of loan delinquencies and charge-offs. Most frustratingly, due to totally unexpected actions by the U.S. Treasury in putting Fannie Mae and Freddie Mac into conservatorship, that progress is not reflected in the Company’s earnings for the year.
     No one in the financial services industry can be anything but relieved to see the end of 2008. Unfortunately, events so far in 2009 do not portend more favorably for healthy community banks.
Balance Sheet Progress
     The principal business of the Company and its subsidiary, RiverBank (“Bank”), is to gather local deposits and lend those funds out to credit-worthy customers at a profitable spread between the cost of the deposits and the yield on the loans. To increase the value of the Company, it is required to grow both deposits and loans while maintaining or increasing the spread. With regard to growing both loans and deposits, the Company had a very successful year. Increasing the spread was not achieved.
     In 2008, despite challenging economic conditions, every major category of loans, across a range of business lines, increased significantly. Total loans outstanding increased by $95 million or 26%. Total corporate loans increased by $64 million and total retail loans increased by $30 million.
     Given the poor and declining state of the economy, growth in loan balances raises, for any lender, the fear of future losses and begs the obvious question of loan quality. As of December 31, 2008, total delinquent loans, including all non-accruals and other real estate owned, equaled just 0.6% of total loans. That ratio is enviable even in a good economy.
     New England generally, and our market area of Northeastern Massachusetts and Southern New Hampshire specifically, are not areas of significant deposit growth. Nevertheless, the Bank increased total retail deposits by 19% or $59 million, almost half of which were the more desirable, lower cost core deposits. As a result of a totally unexpected loss in the securities portfolio, the potential earnings impact of that balance sheet improvement was not realized in 2008.
Strong Capital
     The financial press and even the general media now regularly discuss the formerly arcane subject of bank capital levels. One of the difficulties in discussing bank capital is the choice of

i

standards. Bank regulators use a number of different analytics to determine the strength of bank capital. In current vogue with the financial press is tangible capital to total assets. Many of the largest banks frequently in the headlines have ratios well below 4%. Commentators and regulators have indicated that a reasonable minimum level for safe operation should be 4%.
     Bank regulators count the recently distributed CPP preferred stock funds as regulatory capital. Including the Company’s recently acquired $15 million of those funds, the Company’s tangible capital to total assets ratio is a robust 9.0% at year-end. Should the Company return those funds or, should the reader not really consider those funds as capital, the Company’s tangible capital ratio is still a very strong 7.1%.
Market Expansion
     In January 2009, we expanded our geographic market with a new branch in Derry, New Hampshire. It is already living up to hopes for deposit generation. Elsewhere throughout the branches, deposits are also increasing. We are benefiting from both a secular shift by the public out of riskier investments into the safety of bank deposits and from a gain in deposit market share. In the quarter ended September 30, 2008, the most recent period for which competitive data is available, our core deposits grew by 23% and total deposits by 24% versus 4% and 5%, respectively, for all bank deposits in Essex County.
Federal Government Action
     Between December 2007 and March 2008, the Bank purchased approximately $10 million of newly issued preferred stock equally divided between Fannie Mae and Freddie Mac, both U.S. Government sponsored agencies. The offerings were S&P rated AA- and Moody’s rated Aa3, the second highest investment grades. They were upgraded to the highest rating of AAA on March 21, 2008. Both issues had been outstanding for only nine months and had paid only two quarterly dividends when on September 12, 2008, the U.S. Treasury placed both Fannie Mae and Freddie Mac into conservatorship. The Treasury also suspended payments of all preferred stock dividends, effectively destroying their value. Hundreds of community banks across the country owned an estimated $16 billion of the preferred shares. At a time when the Treasury was concerned with increasing bank capital to support increased lending, this one misguided action probably destroyed more capital in more banks at one time than any other single event ever. This loss of bank capital was the ultimate cause of several bank failures and hurried mergers across the country. It worked at exactly cross-purposes to the Treasury’s overriding goal of increasing bank capital to support increased bank lending.
     After providing immediate, much-needed capital for several ailing, major financial and automotive firms, the U.S. Treasury Department created the Capital Purchase Program (“CPP”) within TARP. The expressed purpose of this voluntary program was to provide additional regulatory capital to strong, healthy banks across the country in order to increase their ability to make loans.
     Management and the Boards of the Company and the Bank deliberated extensively over the advisability of applying for CPP funding. In November, 2008, qualifying banks were

ii

encouraged to apply for the funds. Because loan conduits have disappeared from the market and because several large, multi-national competitors have reduced their lending activity in our market, the Bank has been presented with increased credit-worthy lending opportunities. To take advantage of those improved opportunities with their increased earnings potential and to better serve the local community, the Company applied for and was awarded $15 million of regulatory capital in the form of preferred stock. That $15 million was quickly put to work supporting in excess of $15 million of new loans.
     In a very short time, both the media and political leaders in Washington have twisted a program available only to healthy banks into a perceived bail-out program for weak banks. To add insult to injury, as part of the February 2009 stimulus legislation Congress added severe after-the-fact restrictions on all banks receiving TARP funding and made no distinction between large troubled banks needing TARP funding to survive and healthy banks in CPP that were encouraged to accept funding to stimulate economic activity. What we entered as a positive program supporting increased loan growth to benefit both the Bank and our local economy has turned into a negative restricting our ability to operate successfully and putting our reputation for strength at risk. Management and the Board of Directors are presently considering whether the Company is better served by returning the TARP funding earlier than anticipated and exiting the program.
Earnings
     Hopefully, the discussion above has conveyed the impression that activities and results within our control were positive for the year but that extraneous events, chiefly the loss in Fannie Mae and Freddie Mac preferred shares, overwhelmed otherwise respectable results. Reconstructing Company earnings without the impact of that single investment loss would show a significant increase in 2008 earnings over 2007. It is discouraging to have seen the agreed upon strategy and tactics for the year executed well and yet still report a loss of $2.7 million.
Prospects for 2009
     As we begin 2009, the Company’s balance sheet is strong. Loan delinquencies are minimal and investments are conservative and highly rated (for whatever that is worth). Because of the disappearance of conduit lenders and the seeming withdrawal from the market of the large multi-national banks, loan demand remains robust and offers us the opportunity to carefully grow the corporate loan portfolio, selecting from numerous potential borrowers. New loans are written at attractive rates and with floors on the rates charged.
     Almost all of our existing repricing loans and assets have already repriced to current levels and it is hard to envision prime or other indices moving lower from here. Thus, yield on assets should have stabilized. The prospect of loan yields rising slowly based on the higher rates of new commercial lending activity may be offset by retail mortgage loans being prepaid and rewritten at somewhat lower rates. Deposit costs, which always lag asset yields in a declining rate environment, are trending down. The combination of stable asset yields and falling liability costs gives hope for an increasing spread.

iii

More Clouds from Washington
     Again in 2009, events under our own control portend well while action by governmental entities pose significant threats. The FDIC is looking to replenish its coffers from losses in numerous bank failures by massively increasing insurance premiums on the remaining banks across the country. This large increase in our operating costs is exacerbated by a significant reduction in earnings from the cessation of all dividends on our Federal Home Loan Bank of Boston stock.
     The worsening economic climate makes it difficult enough to plan and operate. The gyrations and unexpected actions by various governmental agencies further complicate planning and diminish earnings. Nevertheless, the Company has the financial strength to both weather these storms and selectively seize opportunities for future growth and improved market position so that when better days arrive, the Company’s prospects will be that much greater.
Closing
     Our goals for 2009 are to maintain the momentum of increasing both local, especially core, deposits and local, credit-worthy loans. Of course, the platform and necessary precondition for continued balance sheet expansion is a strong capital base. Given the threat to the investment and loan portfolios that continuing deterioration of the national and local economies presents, the preservation of a strong capital position must take precedence over all other uses of capital, including dividends.
     I wish to thank the Directors and employees for the dedication of their talents and the expenditure of their time and conscientious effort to improve the Company by serving well our customers and local communities. I also wish to thank our shareholders for their continued support.

Very truly yours,
/s/ Gerald T. Mulligan Gerald T. Mulligan
President and Chief Executive Officer

iv