Form 10-K, Exhibit 13
period 2009-12-31
LSB CORP
filed 2010-03-15
CIK 1143848

EXHIBIT 13
LETTER TO STOCKHOLDERS
Dear Stockholder:
     One year ago with the national economy in seeming free-fall, and public confidence in financial markets and institutions at a low ebb, we set out goals for continued deposit and loan growth, improvement in earnings and strong capital levels. Despite distractions caused by concern with the economy generally and the national banking industry in particular, and against the headwinds of our participation in a poorly redesigned TARP program, we achieved all of our stated goals.
Solid Earnings
     Earnings of $3.8 million represent a return on assets of 0.64% and a return on average stockholders’ equity of 7.0%. While positive when compared with our peers, these earnings still do not measure up to the returns we seek. Part of our challenge this past year, like 2008, arose from our relationships with governmental entities. RiverBank’s premiums for deposit insurance with the FDIC rose 15-fold from $83,000 in 2008 to $1.3 million in 2009. Likewise, we received no dividend from our $11.8 million investment in the Federal Home Loan Bank of Boston, which ceased dividend payments due to its investment losses. By comparison, RiverBank received FHLBB dividends of $430,000 in 2008. These two events, increased deposit insurance costs and cancelled dividend income, amounted to a reduction of income of over $1.6 million. In that light, our earnings gain a bit more luster.
Deposit Growth
     With the recent decline in the value of alternative investments, there has been a marked increase in bank deposits across the entire country. RiverBank has disproportionately benefited from this trend. In 2009, deposits in Massachusetts savings banks grew by an average of 8% while RiverBank’s deposits grew by 21% or $84 million.
     Of that $84 million, $75 million was in the lower cost, longer-term, core accounts consisting of savings, money market, NOW and demand deposit accounts. Core deposits, especially as they replace more expensive certificates of deposit or wholesale funding, help lower funding costs and increase franchise value.
     While some of our deposit growth is doubtless the result of investments we have made to our branch facilities, I believe the principal reason for our success is continued attention to sales and service training, resulting in a knowledgeable, friendly, dedicated retail staff. Our goal has been to make every banking transaction “Friendlier, easier, better.” While some shareholders may dismiss such sentiments as trite or quaint, I can report from significant customer response that our attention to high quality, locally-based customer service is the foundation for our deposit success.

Loan Growth
     Total assets grew by $55 million in 2009. Total loans grew by $84 million or 19%. The increase in loans was partially offset by a reduction in investments. This trade-off of investments for loans brings additional risk but also higher yield. In addition, as the Bank’s fundamental mission is to gather local deposits and make local loans, increases in both deposits and loans bring additional earnings and enhance franchise value.
     The value of increased lending is weighed against credit quality. At year-end, non-performing loans increased to $6.0 million, a substantial increase from the $2.6 million at year-end 2008. Nevertheless, that $6.0 million total represents only 0.74% of total assets. Further, the loan portfolio is protected by an allowance for loan losses of $7.2 million, which equals 119% of total non-performers and 1.34% of total loans. Another factor supporting our belief regarding the relative soundness of our loan portfolio is the low level of loan charge-offs. Annualized net loan charge-offs for 2009 as a percentage of average loans totaled 7 basis points (0.07%).
Strong Capital
     As originally conceived, the Capital Purchase Plan (“CPP”) within TARP was a positive program making capital available to strong, healthy banks so that those banks could lever that capital up to 10 times with loans to local businesses. The capital was to be held for a minimum of five years. As RiverBank experienced strong loan demand, desired to meet community needs and grew in both size and earnings, we applied for and were awarded a $15 million preferred stock investment by the U.S. Treasury. Shortly thereafter, Congress changed the terms and conditions and, more importantly, the media cast the entire program as a bailout for weak banks. As a strong, healthy Bank, this inaccurate connotation was damaging to our reputation and a concern for both our customers and shareholders. We opted to withdraw from the CPP as soon as practicable.
     As an early participant in the TARP program, we had grown our balance sheet relying on the U.S. Treasury’s original terms. Before withdrawing from TARP and prepaying the preferred stock investment, we decided to add additional regulatory capital to prudently support our balance sheet growth. Accordingly, RiverBank issued $6 million of long-term subordinated debt before repaying its TARP investment. As a result, RiverBank comfortably exceeds all regulatory capital requirements for a “well capitalized” bank.
Retail Locations
     In January, 2009, we opened a new branch office in Derry, New Hampshire. That office continues to exceed its deposit goals and has proven a fertile source of new lending opportunities. At year-end, the Derry branch had deposits of approximately $10 million of which $7 million were in attractive core accounts.
     In January, 2010, we relocated our single Lawrence location from an older, unattractive, inaccessible, rented office to a newly constructed, highly visible and accessible bank-owned building. While it is too soon to declare victory, customer activity has increased dramatically at the new location.
     In December, 2009, we began construction of a new branch location on Jackson Street, Methuen. Our present Jackson Street branch has approximately $90 million in deposits and is completely inadequate to service that level of account activity. On very busy days, it is not unusual to see customers lining up outside waiting to get into the branch. The new building will offer a higher level of service and convenience and, we anticipate, draw additional business.
Dividends
     In contemplation of prepaying our TARP investment, and in light of recent balance sheet growth and a continuing sluggish national economy, the prudent course required the retention of earnings to build a strong capital base. Accordingly, in the first quarter of 2009, dividends were reduced from $0.15 per share per quarter to $0.05 per share per quarter.
     In the fourth quarter, after reviewing capital adequacy, credit quality and earnings prospects, the Board began restoring the dividend. We increased our dividend to $0.07 per share in the first quarter of 2010.
     The Board is cognizant that retail banking, especially in the Northeast, is not a growth business where substantial capital appreciation can be realized rapidly from internal operations. In addition, we expect that the sluggish economy and increased regulatory capital requirements will likely dampen capital appreciation for the foreseeable future. Given these constraints on capital appreciation, the Board understands the important role that dividends play for our shareholders. Accordingly, the Board carefully weighs the demands of a strong capital base for both safety and growth versus the need to reward our shareholders for their patience and confidence.
Prospects for 2010
     Both our strong capital base and the high quality of our loan portfolio represent sources of strength for the future. We believe the actions we have taken in 2009 afford us the financial strength and market position to continue our balance sheet growth and earnings improvement throughout 2010. While the national and local economies remain uncertain, we believe that staying with our core competencies in gathering local deposits and extending prudent credit, we will enhance earnings potential and increase franchise value.
     I wish to thank the Directors and employees for the dedication of their talents and conscientious effort to improve the Company by serving well our customers and local communities. I also wish to thank our shareholders for their continued support.

Very truly yours,
/s/ Gerald T. Mulligan
Gerald T. Mulligan
President and Chief Executive Officer